UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 26, 2021

PIONEER MERGER CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-39867	98-1563709
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

660 Madison Avenue, 19th Floor New York, NY	10065
(Address of principal executive offices)	(Zip Code)

(212) 803-9080

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	PACXU	The Nasdaq Capital Market
Class A Ordinary Shares included as part of the units	PACX	The Nasdaq Capital Market
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PACXW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On May 26, 2021, Pioneer Merger Corp., a Cayman Islands exempted company (“Pioneer”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Pioneer, Pioneer SPAC Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pioneer (“Pioneer Merger Sub”), and Acorns Grow Incorporated, a Delaware corporation (“Acorns”).

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of each of Pioneer and Acorns.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on the Closing Date (as defined in the Business Combination Agreement): (i) Pioneer will domesticate as a Delaware corporation pursuant to Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”) and, in connection with the Domestication, (A) Pioneer’s name will be changed to “Acorns Holdings, Inc.”, (B) each issued and outstanding Class A ordinary share of Pioneer and each issued and outstanding Class B ordinary share of Pioneer will become one share of common stock of Pioneer (the “Pioneer Common Stock”), and (C) each outstanding warrant of Pioneer (but subject to the forfeiture, pursuant to the terms of the Sponsor Warrant Forfeiture Agreement (as defined below)) will represent the right to purchase one share of Pioneer Common Stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Warrant Agreement, dated as of January 12, 2021, by and between Pioneer and Continental Stock Transfer & Trust Company (the “Trustee” or “Continental”) (the “Warrant Agreement”); (ii) convertible notes issued by Acorns to affiliates of Declaration Partners LP and Senator Investor Group, in an aggregate principal amount of $55,000,000, outstanding as of immediately prior to the closing (the “Closing”) of the Business Combination (as defined below) and following the Domestication, will convert into a number of shares of Pioneer Common Stock equal to the outstanding principal amount due in respect of such convertibles notes plus any accrued and unpaid interest thereunder, divided by $10; (iii) Pioneer will (A) cause the Trustee of Pioneer’s trust account to contribute to Pioneer Merger Sub the amount of cash remaining in the trust account (after deducting any amounts paid to Pioneer shareholders that exercise their redemption rights in connection with the Business Combination and net of Pioneer’s unpaid transaction expenses), (B) contribute to Pioneer Merger Sub the proceeds actually received by Pioneer in the PIPE Financing (as defined below) (net of Acorns’ unpaid transaction expenses), and (C) deposit (or cause the Trustee of Pioneer’s trust account to deposit) with the exchange agent the cash amount payable in exchange for a portion of the Acorns’ common shares outstanding as of immediately prior to the time the Merger (as defined below) becomes effective (the “Effective Time”); and (iv) following the Domestication, Pioneer Merger Sub will merge with and into Acorns, with Acorns as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Pioneer (the “Merger”).

The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination is expected to close in the second half of 2021, following the receipt of the required approval by Acorns’ and Pioneer’s stockholders and the fulfillment of other customary closing conditions.

Business Combination Consideration

Concurrently with the execution of the Business Combination Agreement, (i) Acorns and the holders of the Company 2020 Convertible Notes (as defined in the Business Combination Agreement) have amended the terms of the Company 2020 Convertible Notes to convert all such notes to common shares of Acorns on the Closing Date but prior to the Effective Time, and (ii) certain holders of Company Preferred Shares (as defined in the Business Combination Agreement) have executed and delivered to Acorns an irrevocable written consent in order to increase the number of authorized common shares of Acorns and effect the conversion of all Company Preferred Shares to common shares of Acorns in accordance with the terms of Acorns’ certificate of incorporation, with the effective time of such conversion occurring on the Closing Date but prior to the Effective Time.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (a) outstanding common shares of Acorns, with respect to which an election to receive cash has been made, up to the Maximum Permitted Cash Election Shares (as defined in the Business Combination Agreement), will be exchanged for cash equal to the Equity Value Per Share (as defined in the Business Combination Agreement), determined based on the implied Acorns fully-diluted equity value of $1,500,000,000 (the “Acorns Equity Value”), (b) outstanding common shares of Acorns, with respect to which an election to receive Pioneer Common Stock has been made or no election to receive Pioneer Common Stock or cash has been made, will be exchanged for shares of Pioneer Common Stock equal to the Per Share Stock Consideration (as defined in the Business Combination Agreement), and (c) all options (vested and unvested), warrants and restricted stock units of Acorns will be exchanged for comparable options, warrants and restricted stock units that are exercisable for shares of Pioneer Common Stock, with such adjustments to number of shares and exercise prices, as applicable, determined based on the Acorns Equity Value.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. Pioneer has also agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the Closing, the Pioneer board of directors shall consist of seven directors, which shall include (i) one individual designated by Acorns from a list of individuals agreed upon by Pioneer and Acorns as set forth in the Business Combination Agreement, and (ii) upon consultation with Pioneer, six individuals designated by Acorns, in each case, designated prior to the effectiveness of the Registration Statement (as defined below). In addition, Pioneer has agreed to adopt (A) an equity incentive plan and an employee stock purchase plan (as described in the Business Combination Agreement) at least one day prior to the Closing Date and (B) the Loyalty Program (as defined below) promptly following the Closing Date.

Conditions to Each Party’s Obligations

The obligation of Pioneer and Acorns to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of Pioneer’s shareholders, (iii) the approval of Acorns’ shareholders, (iv) the conversion of the preferred shares of Acorns to common stock of Acorns on the Closing Date but prior to the Effective Time, (v) the conversion of the Company 2020 Convertible Notes to common stock of Acorns on the Closing Date but prior to the Effective Time, (vi) Pioneer having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining after the Closing, (vii) the Registration Statement (as defined below) being declared effective under the Securities Act of 1933, as amended (the “Securities Act”), (viii) no law, order or other legal restraint being issued by any governmental entity enjoining or prohibiting the closing of the Business Combination, and (ix) obtaining Financial Industry Regulatory Authority, Inc. approval of the FINRA Application (as such term is defined in the Business Combination Agreement) with respect to the Business Combination and the indirect change of ownership of Acorns Securities, LLC, a Delaware limited liability company.

In addition, (i) the obligation of Acorns to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (A) the aggregate cash proceeds from Pioneer’s trust account, together with the proceeds from the PIPE Financing plus $55,000,000, equaling no less than $340,000,000 (after deducting any amounts paid to Pioneer shareholders that exercise their redemption rights in connection with the Business Combination), and (B) the approval by Nasdaq of Pioneer’s initial listing application in connection with the Business Combination, and (ii) the obligation of Pioneer to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to (A) the accuracy of the representations and warranties of Acorns, subject to certain materiality thresholds, and (B) there having not occurred a Company Material Adverse Effect (as defined in the Business Combination Agreement).

3

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of Pioneer and Acorns, (ii) by Pioneer if Acorns breaches any of its representations and warranties or if Acorns fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing would not be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by Acorns if any Pioneer Party (as defined in the Business Combination Agreement) breaches any of its representations and warranties or if any Pioneer Party fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing would not be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either Pioneer or Acorns if the Business Combination is not consummated by January 15, 2022, (v) by either Pioneer or Acorns if certain required approvals are not obtained by Pioneer shareholders after the conclusion of a meeting of Pioneer’s stockholders held for such purpose at which such shareholders voted on such approvals, and (vi) termination by Pioneer if Acorns’ shareholders do not deliver to Pioneer a written consent approving the Business Combination within one business day of the Registration Statement being declared effective under the Securities Act of 1933, as amended (the “Securities Act”).

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of intentional and willful breach prior to the termination of the Business Combination Agreement.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Pioneer does not believe that these schedules contain information that is material to an investment decision.

Pioneer Sponsor Support Agreements

Concurrently with the execution of the Business Combination Agreement, Pioneer, the Sponsor, certain directors and executive officers of Pioneer (the “Supporting Directors and Officers”) and Alpha Wave Ventures, LP (together with the Sponsor and the Supporting Directors and Officers, the “Supporting Sponsor Shareholders”) entered into support agreements (the “Sponsor Support Agreements”), pursuant to which each of the Supporting Sponsor Shareholders, as a holder of Class A and/or Class B ordinary shares has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of Pioneer or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Business Combination Agreement or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) to the extent the Supporting Sponsor Shareholder is required to do so pursuant to the Loyalty Program, contribute certain shares of such shareholder’s Pioneer Common Stock to Pioneer for use in the Loyalty Program, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreements.

The foregoing description of the Sponsor Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Support Agreement, a copy of which is attached as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

4

Pioneer Sponsor Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, Pioneer, Acorns, and the Supporting Sponsor Shareholders entered into lock-up agreements (the “Sponsor Lock-Up Agreements”), pursuant to which each of the Supporting Sponsor Shareholders, as a holder of Restricted Securities (as defined therein) has agreed to, among other things, to be subject to a lock-up period which will last from the Closing until the earlier of (i) the 12 month anniversary of the Closing, (ii) the date after the Closing on which Pioneer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Pioneer’s shareholders having the right to exchange their Class A ordinary shares of Pioneer for cash securities, or other property, (iii) if after the Closing a third party makes a tender offer or similar transaction to all of Pioneer’s shareholders to acquire greater than 50% (which minimum condition shall be nonwaivable) of the outstanding shares of Pioneer Common Stock for cash, securities or other property (a “Third Party Tender”), the last day on which shares of Pioneer Common Stock may be tendered or otherwise committed in connection with such Third Party Tender, provided that, if such Third Party Tender is not completed, the Sponsor Lock-Up Period shall be revived and continue in accordance with its terms, and (iv) the trading day, if any, on which the closing price of the Class A ordinary shares of Pioneer equals or exceeds $12.00 per share (as adjusted for share subdivisions, share recapitalizations, share consolidations, reorganizations, recapitalizations and the like) for any 20 consecutive trading days within a 30-trading day period commencing at least 150 days after the Closing Date (the “Sponsor Lock-Up Period”) in respect of their Restricted Securities. During the Sponsor Lock-Up Period, the holders of Restricted Securities may not transfer any Restricted Securities or engage in any short sales or other hedging or derivative transactions, subject to certain limited exceptions.

The foregoing description of the Sponsor Lock-Up Agreements is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Lock-Up Agreement, a copy of which is attached as Exhibit B to Exhibit 2.1 hereto and the terms of which are incorporated herein by reference.

Acorns Company Support Agreements

Concurrently with the execution of the Business Combination Agreement, Pioneer, Acorns, and certain shareholders of Acorns (the “Supporting Company Shareholders”) entered into support agreements (the “Company Support Agreements”), pursuant to which each of the Supporting Company Shareholders has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Merger), (ii) be bound by certain other covenants and agreements related to the Business Combination, and (iii) to the extent the Supporting Company Shareholder is required to do so pursuant to the Loyalty Program, contribute certain shares of such shareholder’s Pioneer Common Stock to Pioneer for use in the Loyalty Program, in each case, on the terms and subject to the conditions set forth in the Company Support Agreements.

The foregoing description of the Company Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Company Support Agreement, a copy of which is attached as Exhibit 10.2 hereto and the terms of which are incorporated herein by reference.

Acorns Company Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, Pioneer, Acorns, and the Supporting Company Shareholders entered into lock-up agreements (the “Company Lock-Up Agreements”), pursuant to which each of the Supporting Company Shareholders, as a holder of Restricted Securities (as defined therein) has agreed to, among other things, to be subject to a lock-up period which will last from the Closing until the earlier of (i) the six month anniversary of the Closing, (ii) the date after the Closing on which Pioneer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Pioneer’s shareholders having the right to exchange their Pioneer Common Stock for cash, securities or other property, (iii) if after the Closing a third party makes a Third Party Tender, the last day on which shares of Pioneer Common Stock may be tendered or otherwise committed in connection with such Third Party Tender, provided that, if such Third Party Tender is not completed, the Company Lock-Up Period shall be revived and continue in accordance with its terms, and (iv) certain other events (the “Company Lock-Up Period”). During the Company Lock-Up Period, the holders of Restricted Securities may not transfer any Restricted Securities or engage in any short sales or other hedging or derivative transactions, subject to certain limited exceptions.

The foregoing description of the Company Lock-Up Agreements is subject to and qualified in its entirety by reference to the full text of the form of Company Lock-Up Agreement, a copy of which is attached as Exhibit D to Exhibit 2.1 hereto and the terms of which are incorporated herein by reference.

5

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, Pioneer entered into subscription agreements (the “Subscription Agreements”) with certain institutional and accredited investors. Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and Pioneer agreed to issue and sell to such investors, prior to and substantially concurrently with the Closing, an aggregate of 16,500,000 shares of Pioneer Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $165,000,000 (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that Pioneer will grant the investors in the PIPE Financing certain customary registration rights and indemnification.

In addition, the Subscription Agreements with certain of the investors provide that Pioneer is required to within 30 calendar days following the Closing Date, file with the SEC a registration statement registering the resale of such shares. Additionally, Pioneer is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies Pioneer that it will “review” the registration statement) following the filing date thereof and (ii) the 10th business day after the date Pioneer is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Pioneer must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the second anniversary of the Closing, (ii) the date the PIPE Investors no longer hold any registrable shares, and (iii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 within 90 days without the public information, volume or manner of sale limitations of such rule.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the forms of Subscription Agreement, copies of which are attached as Exhibit 10.3 and Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Pioneer Shareholders’ Agreement

Concurrently with the execution of the Business Combination Agreement, Pioneer, Sponsor (as defined below), and Acorns entered into a shareholders’ agreements (the “Shareholders’ Agreement”) pursuant to which the parties thereto agreed, among other things, following the Effective Time and until the occurrence of the first date following the Closing on which the Sponsor Investors (as defined therein) beneficially own, in the aggregate, a number of Pioneer Common Stock less than 50% of the number of shares of Pioneer Common Stock beneficially owned by the Sponsor Investors immediately following the Closing (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like), Acorns shall nominate one director to the board of directors of Pioneer from a list of individuals mutually agreed to by the Sponsor and Acorns as set forth in the Business Combination Agreement.

The foregoing description of the Shareholders’ Agreement is subject to and qualified in its entirety by reference to the full text of the form of Shareholders’ Agreement, a copy of which is included as Exhibit F to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Pioneer, Sponsor, Alpha Wave Ventures, LP, the Acorns Holders (as defined therein), and the Director Holders (as defined therein), entered into the Amended and Restated Registration Rights Agreement (the “A&R RRA”) relating to, among other things, certain customary registration rights, including demand and piggy-back rights, which shall become effective upon Closing.

The foregoing description of the A&R RRA is subject to and qualified in its entirety by reference to the full text of the form of A&R RRA, a copy of which is included as Exhibit G to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

6

Pioneer Sponsor Warrant Forfeiture Agreement

Concurrently with the execution of the Business Combination Agreement, Acorns, Pioneer and Pioneer Merger Sponsor LLC, a Cayman Islands exempted limited company (the “Sponsor”), entered into the Sponsor Warrant Forfeiture Agreement (the “Sponsor Warrant Forfeiture Agreement”), pursuant to which, the Sponsor has agreed to, among other things, (i) immediately prior to the Closing, forfeit for no consideration and automatically cancel 3,350,000 private placement warrants of Pioneer held by the Sponsor (the “Sponsor Forfeiture Warrants”), and (ii) prior to the Closing, not transfer, pledge, encumber or otherwise subject to any lien, or otherwise dispose of, any of the Sponsor Forfeiture Warrants. In addition, the Sponsor and Pioneer have agreed to execute and deliver to Continental or any successor Warrant Agent (as defined in the Warrant Agreement), written instructions to register the transfer and cancellation of the Sponsor Forfeiture Warrants, effective as of immediately prior to the Closing.

The foregoing description of the Sponsor Warrant Forfeiture Agreement is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Warrant Forfeiture Agreement, a copy of which is included as Exhibit H to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Acorns Customer Loyalty Share Program

Promptly following the Closing, Pioneer will adopt the Acorns Customer Loyalty Share Program (the “Loyalty Program”), the terms and conditions to be mutually agreed by Pioneer and Acorns prior to the Closing Date, relating to, among other things, the opportunity for Eligible Customers (as defined therein) to elect one share of Pioneer Common Stock to be deposited into their Acorns brokerage account, subject to eligibility and regulatory requirements.

The foregoing description of the Loyalty Program is subject to and qualified in its entirety by reference to the full text of the Loyalty Program Framework, a copy of which is included as Exhibit N to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of Pioneer Common Stock to be offered and sold in connection with the PIPE Financing have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01	Regulation FD Disclosure.

On May 27, 2021, Pioneer and Acorns (i) issued a press release announcing their entry into the Business Combination Agreement and (ii) held a webcast to discuss the Business Combination between Pioneer and Acorns. The press release and transcript of the webcast are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Pioneer and Acorns have prepared for use in connection with the announcement of the Business Combination.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, Pioneer intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Pioneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Pioneer will send to its shareholders in connection with the Business Combination. Investors and security holders of Pioneer are advised to read, when available, the proxy statement/prospectus in connection with Pioneer’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/final prospectus to be included in the Registration Statement will be mailed to shareholders of Pioneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge at the SEC’s website at www.sec.gov or by directing a request to: 660 Madison Avenue, 19th Floor, New York, New York 10065.

7

Participants in the Solicitation

Pioneer, Acorns and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pioneer’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Pioneer’s directors and officers in Pioneer’s filings with the SEC, including Pioneer’s Form 10-K for the year ended December 31, 2020, the Registration Statement to be filed with the SEC by Pioneer, which will include the proxy statement of Pioneer for the Business Combination, and such information and names of Acorns’ directors and executive officers will also be in the Registration Statement to be filed with the SEC by Pioneer, which will include the proxy statement of Pioneer for the Business Combination. These documents can be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to: 660 Madison Avenue, 19th Floor, New York, New York 10065.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “ongoing,” “target,” “anticipate,” “intend,” “expect,” “could,” “should,” “would,” “plan,” “predict,” “potential,” “project,” “seem,” “seek,” “future,” “outlook” or the negative or plural of these words, or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Pioneer and Acorns, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Pioneer’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Pioneer and Acorns. These statements are subject to a number of risks and uncertainties regarding Pioneer’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Pioneer or Acorns for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Pioneer and Acorns; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Pioneer’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those to be included under the heading “Risk Factors” in the Registration Statement to be filed with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Pioneer and other filings with the SEC. There may be additional risks that Pioneer presently does not know or that Pioneer currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Pioneer’s expectations, plans or forecasts of future events and views as of the date of this communication. Pioneer anticipates that subsequent events and developments will cause Pioneer’s assessments to change. However, while Pioneer may elect to update these forward-looking statements at some point in the future, Pioneer specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Pioneer’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

8

Disclaimer

This communication is for informational purposes only. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pioneer or Acorns, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of May 26, 2021, by and among Pioneer Merger Corp., Pioneer SPAC Merger Sub Inc., and Acorns Grow Incorporated.
10.1	Form of Sponsor Support Agreement (included as Exhibit A to Exhibit 2.1 hereto).
10.2	Form of Company Support Agreement (included as Exhibit C to Exhibit 2.1 hereto).
10.3	Form of Subscription Agreement (included as Exhibit E to Exhibit 2.1 hereto).
10.4	Form of Subscription Agreement (Other)
99.1	Press Release, dated May 27, 2021.
99.2	Transcript of Webcast, dated May 27, 2021.
99.3	Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 26, 2021	PIONEER MERGER CORP.

	By:	/s/ Ryan Khoury
		Name:	Ryan Khoury
		Title:	Chief Executive Officer

10

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

PIONEER MERGER CORP.,

PIONEER SPAC MERGER SUB INC.,

AND

ACORNS GROW INCORPORATED

DATED AS OF MAY 26, 2021

TABLE OF CONTENTS

i

ii

ANNEXES AND EXHIBITS

Annex A	Supporting Sponsor Shareholders
Annex B	Key Company Shareholders
Annex C	Specified Company Shareholders
Annex D	PIPE Investors

Annex 1	Seventh Amended and Restated Company Certificate of Incorporation

Exhibit A	Form of Sponsor Support Agreement
Exhibit B	Form of Sponsor Lock-Up Agreement
Exhibit C	Form of Company Support Agreement
Exhibit D	Form of Company Lock-Up Agreement
Exhibit E	Form of PIPE Investor Subscription Agreement
Exhibit F	Form of Shareholders’ Agreement
Exhibit G	Form of Amended and Restated Registration Rights Agreement
Exhibit H	Form of Sponsor Warrant Forfeiture Agreement
Exhibit I	Form of Pioneer Certificate of Incorporation
Exhibit J	Form of Pioneer Bylaws
Exhibit K	Form of Certificate of Incorporation of Surviving Corporation
Exhibit L	Form of Bylaws of Surviving Corporation
Exhibit M	Form of Pioneer Incentive Equity Plan
Exhibit N	Loyalty Program Framework

iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of May 26, 2021, is made by and among Pioneer Merger Corp., a Cayman Islands exempted company (“Pioneer”), Pioneer SPAC Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pioneer (“Merger Sub”), and Acorns Grow Incorporated, a Delaware corporation (the “Company”). Pioneer, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) Pioneer is a blank check company incorporated as a Cayman Islands exempted company on October 21, 2020 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses and (b) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of Pioneer that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of Pioneer, Pioneer is required to provide an opportunity for its shareholders to have their outstanding Pioneer Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Pioneer Shareholder Approvals;

WHEREAS, concurrently with the execution of this Agreement, Pioneer Merger Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), and each director and executive officer of Pioneer set forth on Annex A attached hereto (collectively, the “Supporting Sponsor Shareholders”) are entering into support agreements (each, a “Sponsor Support Agreement”) substantially in the form attached hereto as Exhibit A, and lock-up agreements (each, a “Sponsor Lock-Up Agreement”) substantially in the form attached hereto as Exhibit B;

WHEREAS, concurrently with the execution of this Agreement, the shareholders of the Company set forth on Annex B attached hereto (the “Key Company Shareholders”) are entering into support agreements (each, a “Company Support Agreement”) substantially in the form attached hereto as Exhibit C, and lock-up agreements (each, a “Company Lock-Up Agreement”) substantially in the form attached hereto as Exhibit D;

WHEREAS, concurrently with the execution of this Agreement, certain holders of Company Preferred Shares who, collectively, constitute the Company Conversion Election Required Holders, have executed and delivered to the Company an irrevocable written consent (the “Conversion Written Consent”) in order to increase the number of authorized Company Common Shares and effect the conversion of all of the Company Preferred Shares to Company Common Shares, in each case, pursuant to and in accordance with the terms of the Seventh Amended & Restated Certificate of Incorporation of the Company in the form attached hereto as Annex 1 and the form of which shall be filed with the Delaware Secretary of State as soon as practicable following the date of this Agreement (the “Seventh Amended and Restated Company Certificate of Incorporation”), with the effective time for such conversion to occur on the Closing Date but prior to the Effective Time (the “Company Preferred Shares Conversion”);

WHEREAS, concurrently with the execution of this Agreement, holders of Company 2020 Convertible Notes representing at least sixty-six and sixty-seven hundredths percent (66.67%) of the aggregate principal amount and accrued but unpaid interest outstanding under all of the Company 2020 Convertible Notes, have executed an irrevocable agreement (the “2020 Notes Written Consent”) to amend the terms of the Company 2020 Convertible Notes in order to effect the conversion of all such notes to Company Common Shares on the Closing Date but prior to the Effective Time in accordance with the terms and conditions set forth therein (the “Company 2020 Convertible Notes Conversion”);

WHEREAS, concurrently with the execution of this Agreement, certain holders of Company Preferred Shares and Company Common Shares who, collectively, constitute the Company Shareholders Agreements Required Holders, have executed and delivered to the Company an irrevocable written consent (the “Shareholders Agreements Written Consent”) terminating each of the Company Shareholders Agreements and each of the Company Side Letters, in each case, effective on the Closing Date but prior to the Effective Time.

WHEREAS, prior to the execution of this Agreement, affiliates of Declaration Partners LP (“Declaration”) and Senator Investment Group (“Senator”) entered into a Note Purchase Agreement (the “PIPE Convertible Notes Agreement”) with the Company, pursuant to which the Company issued to Declaration and Senator convertible notes in an aggregate principal amount of $55,000,000 (the “PIPE Convertible Notes”). Pursuant to the terms of the PIPE Convertible Notes Agreement, any PIPE Convertible Notes that are outstanding as of immediately prior to the Closing shall convert into a number of Pioneer Shares at the Closing equal to: (i) the outstanding principal amount due in respect of such PIPE Convertible Notes plus any accrued and unpaid interest thereunder in accordance with the terms thereof, in each case as of the Closing, divided by (ii) the Pioneer Share Value;

WHEREAS, prior to the Closing, Pioneer shall domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the Closing Date, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger and, after giving effect to the Merger, becoming a wholly-owned Subsidiary of Pioneer, and each Company Common Share will be converted into the right to receive the applicable Per Share Consideration, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, each PIPE Investor is entering into a subscription agreement, substantially in the form attached hereto as Exhibit E (collectively, the “PIPE Investor Subscription Agreements”), pursuant to which, among other things, each PIPE Investor has agreed to subscribe for and purchase, and Pioneer has agreed to issue and sell to each such PIPE Investor, following the Domestication, the number of Pioneer Shares set forth in the applicable PIPE Investor Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under all PIPE Investor Subscription Agreements, collectively, the “PIPE Financing Amount”, and the equity financing under all PIPE Investor Subscription Agreements, collectively, hereinafter referred to as, the “PIPE Financing”), on the terms and subject to the conditions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, (i) Pioneer and the Sponsor shall enter into a shareholders’ agreement, substantially in the form attached hereto as Exhibit F (the “Shareholders’ Agreement”), pursuant to which, among other things, following the Closing, the Company shall nominate one director to the board of directors of Pioneer (the “Pioneer Board”) from a list of individuals mutually agreed to by the Sponsor and the Company pursuant to Section 6.15 hereto, and (ii) Pioneer and the Sponsor, the Supporting Sponsor Shareholders and the shareholders of the Company set forth on Annex C hereto (the “Specified Company Shareholders”) shall enter into an amended and restated registration rights agreement, substantially in the form attached hereto as Exhibit G (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the Sponsor, the Supporting Sponsor Shareholders and the Specified Company Shareholders (and certain of their respective Affiliates) will be granted certain registration rights with respect to their Pioneer Shares, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, the Sponsor, Pioneer and the Company are entering into a Sponsor Warrant Forfeiture Agreement, in the form attached hereto as Exhibit H (the “Sponsor Warrant Forfeiture Agreement”), pursuant to which Pioneer Merger Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”) is agreeing to forfeit and cancel immediately prior to the Closing for no consideration in exchange therefor 3,350,000 Pioneer Warrants held by Sponsor, pursuant to the terms and conditions set forth therein (the “Sponsor Warrant Forfeiture”);

WHEREAS, the Pioneer Board has (a) approved this Agreement, the Ancillary Documents to which Pioneer is or will be a party and the transactions contemplated hereby and thereby (including the Domestication and the Merger) and (b) recommended, among other things, the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Domestication and the Merger) by the holders of Pioneer Shares entitled to vote thereon;

WHEREAS, the board of directors of Merger Sub has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, Pioneer, as the sole shareholder of Merger Sub, will as promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);

WHEREAS, the board of directors of the Company has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of Equity Securities of the Company entitled to vote thereon; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, (b) the Domestication constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (c) the Merger constitute a transaction treated as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (a)-(c), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

Article 1
CERTAIN DEFINITIONS

Section 1.1           Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Additional Pioneer SEC Reports” has the meaning set forth in Section 5.9.

“Advisers Act” means the U.S. Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Advisory Agreement” means all agreements and arrangements that contemplate the performance by the Company RIA Subsidiary of discretionary and/or non-discretionary investment advisory or investment management (including sub-advisory or other similar) services to, or otherwise managing any investment or trading account of, or for, any Person.

“Advisory Client” means any Person to which the Company RIA Subsidiary provides investment advisory or investment management (including sub-advisory or other similar) services pursuant to an Advisory Agreement.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Cash Amount” means an amount equal to the sum of (a) the cash proceeds to be received by Pioneer or any of its Affiliates from the Trust Account in connection with the transactions contemplated hereby (after, for the avoidance of doubt, giving effect to the Pioneer Shareholder Redemption) and (b) the aggregate cash proceeds actually received by Pioneer or any of its Affiliates in respect of the PIPE Financing.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Amended and Restated Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Ancillary Documents” means the Sponsor Support Agreement, the Sponsor Lock-Up Agreement, the Company Support Agreement, the Company Lock-Up Agreement, the PIPE Investor Subscription Agreements, the Amended and Restated Registration Rights Agreement, the Loyalty Program Framework, the Sponsor Warrant Forfeiture Agreement, the Pioneer Certificate of Incorporation, the Pioneer Bylaws, the Confidentiality Agreement, and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other Laws related to combating bribery, corruption and money laundering.

“Banking Services” has the meaning set forth in Section 4.23(u) of the Company.

“Banking Services Customer” means each customer of any Group Company that receives Banking Services from a Banking Services Provider and which results in compensation, revenue or other economic benefit to any Group Company.

“Banking Services Customer Agreement” means (a) each standard form Contract or terms pursuant to which any Group Company provides Banking Services to any customer and (b) any Contract (or group of Contracts that, in the aggregate, are material) or terms pursuant to which any Group Company provides, or makes available, Banking Services to any customer that is not on any such standard form or includes any material deviations from any such standard form.

“Banking Services Provider” means Lincoln Savings Bank, a bank chartered under the laws of Iowa, and any other insured depository institution that provides Banking Services to any customers of any Group Company.

“Banking Services Provider Agreement” means any Contract between any Group Company and any Banking Services Provider.

“BD Associated Person” has the meaning set forth in Section 4.23(i).

“BD Compliance Policies” has the meaning set forth in Section 4.23(j).

“BD Consent States” has the meaning set forth in Section 6.20.

“Broker-Dealer” means any Person registered or required to be registered as a “broker” or “dealer” with the SEC under the Exchange Act.

“Brokerage Services” means brokerage, broker-dealer transaction processing, dealer, distributorship, custodial and related services, or any other services that involve acting as a Broker-Dealer and performing ancillary services and activities related or incidental thereto.

“Business Combination Proposal” has the meaning set forth in Section 6.8.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“CARES Act” means the federal Coronavirus Aid, Relief and Economic Security Act.

“Cash Fund” has the meaning set forth in Section 3.5(b).

“CBA” means any collective bargaining agreement or other Contract with any labor union, labor organization or works council.

“Certificate of Merger” has the meaning set forth in Section 3.1.

“Certificates” has the meaning set forth in Section 3.4(a).

“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other amount payable to any Person as a result of the transactions contemplated by the Business Combination Proposal, or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing in respect of, any Company Related Party Transaction (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document).

“Client Notices” has the meaning set forth in Section 6.22.

“Closing” has the meaning set forth in Section 2.2.

“Closing Aggregate Cash Amount” means an amount equal to (a) Aggregate Cash Amount plus (b) $55,000,000.

“Closing Company Unaudited Financial Statements” has the meaning set forth in Section 4.4(b).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 6.4(a).

“Closing Press Release” has the meaning set forth in Section 6.4(a).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986 and the rulings and regulations thereunder.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company 2020 Convertible Notes” means each convertible note set forth on Section 1.1(b) of the Company Disclosure Schedules.

“Company 2020 Convertible Notes Agreement” has the meaning set forth in the recitals to this Agreement.

“Company 2020 Convertible Notes Conversion” has the meaning set forth in the recitals to this Agreement.

“Company Acquisition Proposal” means any transaction or series of related transactions under which any Person(s), directly or indirectly, (a) acquires or otherwise purchases 20% or more of the aggregate Equity Securities, or any class of Equity Securities, of the Company or any of its Subsidiaries, or (b) or all or a material portion of assets or businesses of the Company or any of its Subsidiaries (in the case of each of clause (a) and (b), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Broker-Dealer Subsidiary” means Acorns Securities, LLC, a Delaware limited liability company.

“Company Certificate of Incorporation” means the Sixth Amended and Restated Certificate of Incorporation of the Company, as amended and in effect on the date hereof.

“Company Common Shares” means the shares of common stock, par value $0.001 per share, of the Company.

“Company Conversion Election Required Holders” means (a) the holders of a majority of the issued and outstanding Company Common Shares and Company Preferred Stock, voting together as a single class (with all shares of Company Preferred Stock voting on an as-converted to Company Common Share basis), (b) the holders of at least sixty-seven percent (67%) of the issued and outstanding shares of Company Preferred Stock (other than the Company Series E Preferred Stock), voting together as a single class on an as-converted to Company Common Share basis, (c) the holders of a majority of the issued and outstanding shares of Company Series E Preferred Stock, voting together as a single class on an as-converted to Company Common Share basis, and (d) the holders of at least sixty-seven percent (67%) of the issued and outstanding Company Preferred Stock, voting together as a single class on an as-converted to Company Common Share basis.

“Company Designated Balance Sheet Amount” means an amount in cash designated by the Company (after consultation with the Sponsor and Pioneer) to Pioneer in writing no later than five (5) Business Days prior to the Closing Date, provided, in no event shall such amount be greater than $500,000,000 or less than $400,000,000.

“Company Designees” has the meaning set forth in Section 6.15(c).

“Company D&O Persons” has the meaning set forth in Section 6.14(a).

“Company D&O Tail Policy” has the meaning set forth in Section 6.14(c).

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Pioneer by the Company concurrently with the execution and delivery of this Agreement.

“Company Equity Award” means, as of any determination time, each Company Option, Company RSU, and each other award to any current or former director, manager, officer, employee, independent contractor or other service provider of any Group Company of rights of any kind to receive any Equity Security of any Group Company under any Company Equity Plan or otherwise that is outstanding.

“Company Equity Plan” means the Acorns Grow Incorporated Amended and Restated 2012 Employee, Director and Consultant Equity Incentive Plan and each other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.

“Company Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2(c)-(e) (Capitalization), Section 4.3 (Authority) and Section 4.17 (Brokers).

“Company Insurance Permits” has the meaning set forth in Section 4.23(n).

“Company Insurance Subsidiary” means Acorns Insurance Services, LLC.

“Company IT Systems” means all information technology and computer systems, networks and infrastructure, Software, databases, facilities and hardware, communication systems, servers, network equipment and related documentation (collectively, “IT Systems”), in each case, that are used in connection with the businesses of the Group Companies as currently conducted. Company IT Systems shall include Company Products.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.

“Company Lock-Up Agreement” has the meaning set forth in the recitals to this Agreement.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Merger; provided, however, that, in the case of clause (a), none of the following (or the effect of any of the following), alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes attributable to the announcement or pendency of the transactions contemplated by this Agreement, (iv) changes in conditions of the credit, debt, financial, banking, capital or securities markets (including changes in interests or exchange rates, prices of any security or market index or commodity, or any disruption of such markets) generally in the United States or any other country or region in the world, (v) changes in any applicable Laws or changes or proposed changes in GAAP (or any interpretation thereof) after the date hereof, (vi) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)) or (vii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19 or any COVID-19 Measures) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing after the date hereof; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (vi) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur if such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Option” means, as of any determination time, each option to purchase Company Common Shares that is outstanding and unexercised, and granted under a Company Equity Plan.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by any of the Group Companies.

“Company Preferred Shares” means, each share of Company Preferred Stock, par value $0.001 per share, of the Company.

“Company Preferred Shares Conversion” has the meaning set forth in the recitals to this Agreement.

“Company Preferred Stock” means each and all of the (a) Series A Preferred Stock, par value $0.001 per share, of the Company, (b) Series B Preferred Stock, par value $0.001 per share, of the Company, (c) Series C Preferred Stock, par value $0.001 per share, of the Company, (d) Series D Preferred Stock, par value $0.001 per share, of the Company, (e) Series E-1 Preferred Stock, par value $0.001 per share, of the Company, and (f) Series E-2 Preferred Stock, par value $0.001 per share, of the Company.

“Company Product” means any and all proprietary Software and other proprietary products or services (a) that any Group Company provides, sells, offers for sale, markets, distributes, licenses or otherwise makes commercially available, (b) from which any Group Company currently derives or has in the past two (2) years derived revenue or (c) that is in development as of the date of this Agreement or the Closing Date by or on behalf of any Group Company for the purpose of doing any of the foregoing.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed by or in the name of any Group Company.

“Company Related Party” has the meaning set forth in Section 4.19.

“Company Related Party Transactions” has the meaning set forth in Section 4.19.

“Company RIA Subsidiary” means Acorns Advisers, LLC, a Delaware limited liability company.

“Company RSU” means, as of any determination time, each restricted stock unit covering a specified number of Company Common Shares that is outstanding and granted under a Company Equity Plan.

“Company Series E Preferred Stock” means, collectively, (a) the Series E-1 Preferred Stock, par value $0.001 per share, of the Company, and (b) the Series E-2 Preferred Stock, par value $0.001 per share, of the Company.

“Company Shareholder Written Consent” shall mean the approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger), by written consent of the holders of a majority of the issued and outstanding Company Common Shares and Company Preferred Stock, voting together as a single class (with all shares of Company Preferred Stock voting on an as-converted to Company Common Share basis).

“Company Shareholder Written Consent Deadline” has the meaning set forth in Section 6.12.

“Company Shareholders” means, collectively, the holders of Equity Securities of the Company at any time prior to the Effective Time.

“Company Shareholders Agreements” means, collectively, (a) the Fifth Amended and Restated Investors’ Rights Agreement, dated as of January 25, 2019, by and among the Company and the Company Shareholders party thereto (the “Company Investors’ Rights Agreement”), (b) the Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of January 25, 2019, by and among the Company and the Company Shareholders party thereto (the “Company ROFR and Co-Sale Agreement”), and (c) the Amended and Restated Voting Agreement, dated as of January 25, 2019, by and among the Company and the Company Shareholders party thereto (the “Company Voting Agreement”).

“Company Shareholders Agreements Required Holders” means: (a) with respect to the Company Investors’ Rights Agreement, the written consent of (i) the holders of at least sixty-seven percent (67%) of the Registrable Securities (as defined in the Company Investors’ Rights Agreement) outstanding, (ii) the holders of at least sixty-seven percent (67%) of the Registrable Securities outstanding and held by all Major Investors (as defined in the Company Investors’ Rights Agreement), and (iii) the holders of a majority of the issued and outstanding shares of Series E Preferred Stock, acting together as a separate class on an as-converted to Company Common Share basis; (b) with respect to the Company ROFR and Co-Sale Agreement, the written consent of (i) the Key Holders (as defined in the Company ROFR and Co-Sale Agreement) holding at least a majority of the shares of Transfer Stock (as defined in the Company ROFR and Co-Sale Agreement) held by all of the Key Holders who are providing services to the Company as officers, employees or consultants, and (ii) the holders of at least sixty-seven percent (67%) of the Company Common Shares issued or issuable upon conversion of the outstanding shares of Company Preferred Stock held by the Investors (as defined in the Company ROFR and Co-Sale Agreement), voting as a single class and on an as-converted to Company Common Share basis; and (c) with respect to the Company Voting Agreement, the written consent of (i) the Key Holders (as defined in the Company Voting Agreement) holding at least a majority of the Shares (as defined in the Company Voting Agreement) held by all of the Key Holders who are providing services to the Company as officers, employees or consultants, and (ii) the holders of at least sixty-seven percent (67%) of the Company Common Shares issued or issuable upon conversion of the outstanding shares of Company Preferred Stock held by the Investors (as defined in the Company Voting Agreement), voting as a single class and on an as-converted to Company Common Share basis, (iii) NBCUniversal Media, LLC, (iv) the holders of a majority of the Series E Preferred Stock held by the Investors voting together as a single class on an as-converted to Company Common Share basis, (v) the holders of a majority of the Series D Preferred Stock, par value $0.001 per share, of the Company, held by the Investors, (vi) the holders of a majority of the Series C Preferred Stock, par value $0.001 per share, of the Company, held by the Investors, (vii) at least sixty-seven percent (67%) of the Series A Preferred Stock par value $0.001 per share, and Series B Preferred Stock, par value $0.001 per share, of the Company, held by the Investors, (viii) the holders of a majority of the Company Common Shares held by the Stockholders (as defined in the Company Voting Rights Agreement), and (ix) Comcast Ventures, LP.

“Company Shares” means, collectively, the Company Common Shares and the Company Preferred Shares.

“Company Side Letters” means each of the letter agreements set forth on Section 1.1(c) of the Company Disclosure Schedules.

“Company Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of January 12, 2021, by and between the Company and Pioneer.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contract” or “Contracts” means any written or oral agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Conversion Written Consent” has the meaning set forth in the recitals to this Agreement.

“Converted Rollover Option Shares” has the meaning set forth in Section 3.3(a).

“Converted Rollover RSU Shares” has the meaning set forth in Section 3.3(a).

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means the regulations, measures, recommendations, directives, guidelines or orders promulgated or issued by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, to address COVID-19, including the CARES Act and other action, inaction, activity, responses or other conduct reasonably necessary in connection with or in response to or in compliance with any of the foregoing.

“Current Aggregate Exercise Price” means the aggregate exercise price of all Rollover Options and Rollover Warrants as of immediately prior to the Closing. For the avoidance of doubt, the exercise prices used to calculate “Current Aggregate Exercise Price” shall be the exercise prices of the Rollover Options and Rollover Warrants as of immediately prior to the Closing, without giving effect to the adjustments to the exercise prices of the Rollover Options and Rollover Warrants set forth in Section 3.3(a) or Section 3.3(b).

“Data Security Requirements” has the meaning set forth in Section 4.20.

“Designated Cash Merger Consideration” means, at the time of the Closing, an amount equal to (a) the Aggregate Cash Amount, minus (b) any Unpaid Pioneer Expenses and Unpaid Company Expenses in connection with Section 9.5, and minus (c) the Company Designated Balance Sheet Amount; provided, however, if the resulting number is negative, the Designated Cash Merger Consideration shall be deemed to be zero.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Director Election Proposal” has the meaning set forth in Section 6.8.

“Domestication” has the meaning set forth in the recitals to this Agreement.

“Domestication Proposal” has the meaning set forth in Section 6.8.

“Effective Time” has the meaning set forth in Section 3.1.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensatory plan, program, policy, agreement, arrangement or Contract, including any employment, consulting, service, bonus, incentive or deferred compensation, profit sharing, stock ownership, stock purchase, stock option, phantom stock, equity or equity-based compensation, severance, retention, supplemental retirement, retention, employee loan, change in control, vacation, paid time off, fringe benefit or similar plan, policy, program or agreement), whether or not subject to ERISA, that any Group Company maintains, sponsors or contributes to (or is required to contribute to), for the benefit of any current or former employee, independent contractor, officer, director or other individual service provider of the Group Company or under or with respect to which any Group Company has any current, contingent or potential liability or obligation.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment or human health or safety.

“Equity Incentive Plan and Employee Stock Purchase Plan Proposal” has the meaning set forth in Section 6.8.

“Equity Securities” means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit, unit of participation or other similar interest (however designated) in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other contractual obligation which would entitle any other Person to acquire any such interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including any interest, the value of which is in any way based on, linked to or derived from any interest described in clause (a), including stock appreciation, phantom stock, profit participation or other similar rights).

“Equity Value” means $1,500,000,000.

“Equity Value Per Share” means (a) the Equity Value, plus the Current Aggregate Exercise Price divided by (b) the Fully Diluted Company Capitalization.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rulings and regulations thereunder.

“Exchange” means with respect to any Person, any U.S. or non-U.S. securities, commodities, futures, options, derivatives or other financial product exchange, transaction facility or other financial market or system (and its clearinghouse, if any) through which such Person or any of its Affiliates conducts trading.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.4(a).

“Exchange Agent Agreement” has the meaning set forth in Section 3.4(a).

“Exchange Fund” has the meaning set forth in Section 3.5(b).

“Exchange Ratio” means (a) the Equity Value Per Share, divided by (b) the Pioneer Share Value.

“Financial Statements” has the meaning set forth in Section 4.4(a).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“FINRA Application” has the meaning set forth in Section 6.20.

“FINRA Approval” means the decision of FINRA granting approval of the FINRA Application with respect to the transactions contemplated by this Agreement and the indirect change of ownership of the Company Broker-Dealer Subsidiary. For the avoidance of doubt, the FINRA Approval shall not include or require, or be deemed to include or require, any decision of FINRA granting approval of any matter as may be filed pursuant to a separate application with FINRA other than the transactions contemplated by this Agreement or the indirect change of ownership of the Company Broker-Dealer Subsidiary.

“Fully Diluted Company Capitalization” means, without duplication, the aggregate number of Company Common Shares (a) outstanding as of immediately prior to the Effective Time, (b) issuable upon conversion of (i) the Company Preferred Shares based on the then applicable conversion ratio and (ii) the Company 2020 Convertible Notes based on the then applicable conversion ratio, (c) issuable upon exercise of the Rollover Options, (d) issuable upon vesting of the Rollover RSUs, (e) issuable upon exercise of the Rollover Warrants, and (f) issuable upon the exercise of any other Company Equity Awards issued prior to the Effective Time (other than as already set forth in the preceding clauses (b) through (e)). For the avoidance of doubt, in no event shall the foregoing definition include or be deemed to include any Equity Securities issued or issuable pursuant to the PIPE Convertible Notes, the Pioneer Incentive Equity Plan or the Pioneer Employee Stock Purchase Plan.

“GAAP” means United States generally accepted accounting principles.

“Governing Document Proposals” has the meaning set forth in Section 6.8.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private), court, authority, agency, department, bureau, office, instrumentality, commission, legislative or executive body, authority, Self-Regulatory Organization, agency or official of or relating to any of the foregoing (including, for the avoidance of doubt, the SEC, FINRA and any relevant Exchange).

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Incentive Stock Option” means a Company Option intended to be an “incentive stock option” (as defined in Section 422 of the Code).

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees, expenses and other payment obligations (including any prepayment penalties, premiums, costs, breakage or other amounts payable upon the discharge thereof) arising under or in respect of (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (c) all indebtedness for borrowed money of any Person for which such Person has guaranteed payment, (d) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (e) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (f) leases required to be capitalized under GAAP, (g) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (h) all obligations for cash incentive, severance, deferred compensation or similar obligations arising prior to the Closing Date and the employer portion of any payroll, social security, unemployment or similar Tax imposed on such amounts, determined as though all amounts were payable as of the Closing Date (without regard to any deferral pursuant to the CARES Act), and (i) any of the obligations of any other Person of the type referred to in clauses (a) through (h) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person. For the avoidance of doubt, neither the principal amount of, nor any interest and/or dividends accrued on, the Company Preferred Shares shall constitute Indebtedness.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates or extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, whether or not patentable, including invention disclosures, inventions, formulae, discoveries, processes, research and development information, technical information, methods, techniques, procedures, specifications, and operating and maintenance manuals; (e) Internet domain names and social media accounts, (f) rights in or to Software or other technology; and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Investment Advisory Services” means investment management, investment advisory and/or financial planning services, including any subadvisory or similar services.

“Investors” has the meaning set forth in the recitals to this Agreement.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Key Company Shareholders” has the meaning set forth in the recitals to this Agreement.

“Latest Unaudited Balance Sheet” has the meaning set forth in Section 4.4(a).

“Law” means any federal, state, self-regulatory organization, local, foreign, national or supranational statute, law (including common and civil law), act, ordinance, treaty, rule, notice, code, regulation, Order, Permit or other binding directive or guidance issued, enacted, adopted, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 4.18(b).

“Letter of Transmittal” has the meaning set forth in Section 3.4(b).

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license, charge or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions, and excluding, for the avoidance of doubt, non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business consistent with past practice).

“Loyalty Program” has the meaning set forth in the recitals to this Agreement.

“Loyalty Program Framework” has the meaning set forth in Section 6.23.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 4.7(a).

“Material Permits” has the meaning set forth in Section 4.6.

“Maximum Permitted Cash Election Shares” means, with respect to each holder of Company Common Shares, a number of such holder’s Company Common Shares (after giving effect to the Company Preferred Shares Conversion and the Company 2020 Convertible Notes Conversion) equal to (a) the aggregate number of Company Common Shares (after giving effect to the Company Preferred Shares Conversion and the Company 2020 Convertible Notes Conversion) held by such Holder as of immediately prior to the Effective Time, multiplied by (b) ten percent (10%).

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Consideration” means the aggregate Per Share Consideration payable to all Company Shareholders pursuant to this Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section 3(37) or Section 4001(a)(3) of ERISA.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Proposal” has the meaning set forth in Section 6.8.

“Objecting Client” has the meaning set forth in Section 6.22.

“Objection” has the meaning set forth in Section 6.22.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $500,000 per license or an ongoing licensee fee of less than $250,000 per year.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict, settlement, stipulation or decree entered, issued, made or rendered by any Governmental Entity.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Consideration” means (a) with respect to each Cash Election Share, the Equity Value Per Share, and (b) with respect to each Stock Election Share and No Election Share, the Per Share Stock Consideration.

“Per Share Stock Consideration” means, subject to the adjustment set forth in Section 3.4(e), a number of validly issued, fully paid and nonassessable Pioneer Shares equal to (a) the Equity Value Per Share, divided by (b) the Pioneer Share Value.

“Permit” means any Consent, approval, authorization, clearance, license, registration, permit, certificate grant of membership or qualification, in each case, which is granted by any Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) of record affecting title to such real property that do not or would not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property or the business of the Group Companies, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property or the business of the Group Companies, and (e) grants by any Group Company of non-exclusive rights or non-exclusive licenses in Company Owned Intellectual Property in the ordinary course of business consistent with past practice.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity or Governmental Entity.

“Personal Data” means all information that falls within the definition for “personal information” or any similar term (e.g., “personal data” or “personally identifiable information”) provided by applicable Law or by any Group Company in any of its or their privacy policies, notices or Contracts, as well as all information that directly or indirectly can be used to identify, is related to, describes, is reasonably capable of being associated with, or could reasonably be linked with, a particular individual or household.

“Pioneer” has the meaning set forth in the introductory paragraph to this Agreement.

“Pioneer Acquisition Proposal” means any transaction or series of related transactions under which any Person(s), directly or indirectly, (a) acquires or otherwise purchases 20% or more of the total Equity Securities, or any class of Equity Securities, of Pioneer or any of its Subsidiaries, or (b) or all or a material portion of the assets or businesses of Pioneer or any of its Subsidiaries (in the case of each of clause (a) and (b), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the PIPE Financing, the PIPE Convertible Notes, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Pioneer Acquisition Proposal.

“Pioneer Board” has the meaning set forth in the recitals to this Agreement.

“Pioneer Bylaws” has the meaning set forth in Section 2.1(a).

“Pioneer Certificate of Incorporation” has the meaning set forth in Section 2.1(a).

“Pioneer Class A Shares” means the Class A ordinary shares, par value $0.0001 per share, of Pioneer.

“Pioneer Class B Shares” means the Class B ordinary shares, par value $0.0001 per share, of Pioneer.

“Pioneer D&O Persons” has the meaning set forth in Section 6.13(a).

“Pioneer D&O Tail Policy” has the meaning set forth in Section 6.13(a).

“Pioneer Designee” has the meaning set forth in Section 6.15(c).

“Pioneer Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Pioneer concurrently with the execution and delivery of this Agreement.

“Pioneer Employee Stock Purchase Plan” has the meaning set forth in Section 6.17.

“Pioneer Financial Statements” means all of the financial statements of Pioneer included in the Pioneer SEC Reports.

“Pioneer Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization and Qualification), Section 5.2 (Authority), Section 5.4 (Brokers) and Section 5.8(b)-(d) (Capitalization of the Pioneer Parties).

“Pioneer Incentive Equity Plan” has the meaning set forth in Section 6.17.

“Pioneer Material Adverse Effect” means any change, event, effect, development or occurrence that, individually or in the aggregate with any other change, event, effect, development or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of Pioneer or Merger Sub to consummate the Merger.

“Pioneer Parties” means, collectively, Pioneer and Merger Sub.

“Pioneer Related Parties” has the meaning set forth in Section 5.11.

“Pioneer Related Party Transactions” has the meaning set forth in Section 5.11.

“Pioneer SEC Reports” has the meaning set forth in Section 5.9.

“Pioneer Share Value” means $10.00.

“Pioneer Shareholder Approvals” means the approval of each of the Required Transaction Proposals by the affirmative vote of the requisite number of Pioneer Shares entitled to vote thereon in accordance with the requirements for proceedings and general meetings as set forth in the Governing Documents of Pioneer, whether in person or by proxy at the Pioneer Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of Pioneer, the rules and regulations of the Nasdaq and applicable Law.

“Pioneer Shareholder Redemption” means the right of the holders of Pioneer Class A Shares to redeem all or a portion of their Pioneer Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Pioneer.

“Pioneer Shareholders Meeting” has the meaning set forth in Section 6.8.

“Pioneer Shares” means (a) prior to the occurrence of the Domestication, collectively, the Pioneer Class A Shares and the Pioneer Class B Shares and (b) from and after the occurrence of the Domestication, shares of common stock, par value $0.0001 per share, of Pioneer. Any reference to the Pioneer Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition, as the context so requires.

“Pioneer Warrant” means a warrant issued by Pioneer to purchase one Pioneer Class A Share at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement.

“PIPE Convertible Notes” has the meaning set forth in the recitals to this Agreement.

“PIPE Convertible Notes Agreement” has the meaning set forth in the recitals to this Agreement.

“PIPE Convertible Notes Shares” has the meaning set forth in the recitals to this Agreement.

“PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“PIPE Financing Amount” has the meaning set forth in the recitals to this Agreement.

“PIPE Investor” means the Persons set forth on Annex D.

“PIPE Investor Subscription Agreement” has the meaning set forth in the recitals to this Agreement.

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding (including fines), cause of action, grievance, hearing, inquiry, investigation, enforcement, suit, arbitration, disciplinary action or Order (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the access, collection, use, storage, modification, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal, deletion or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 9.18.

“Public Shareholders” has the meaning set forth in Section 9.18.

“Public Software” means any Software that contains, includes, incorporates or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is licensed, provided or distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions currently listed at http://opensource.org/licenses/ or that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form, (b) be licensed for purposes of making derivative works or (c) be redistributable at no, or a nominal, charge.

“Real Property Leases” means all leases, sub-leases, licenses, concessions or other agreements, in each case, pursuant to which any Group Company leases, sub-leases or otherwise uses or occupies any Leased Real Property.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of Pioneer, for the purposes of (a) registering under the Securities Act the Pioneer Shares and Pioneer Warrants issuable hereunder in the Domestication and the Merger, (b) providing Pioneer’s stockholders with the opportunity to redeem their Pioneer Class A Common Stock in connection with the Pioneer Shareholder Redemption and (c) soliciting proxies from Pioneer’s shareholders to obtain the requisite approval of the transactions contemplated hereby and the other matters to be voted on at the Pioneer Shareholders Meeting.

“Regulatory Documents” means, with respect to a Person, all filings (including, as applicable, all (a) Uniform Applications for Investment Adviser Registration as filed with the Investment Adviser Registration Depository on Form ADV (Parts 1, 2A and 2B) and Form CRS, including all Forms DRP related thereto, (b) Uniform Applications for Broker-Dealer Registration on Form BD as filed with the Central Registration Depository, (c) Forms U-4 filed with the Registration Depository and/or the Investment Adviser Registration Depository, as applicable and (d) all other reports, schedules, forms, registrations and other documents), together with any amendments required to be made with respect to any of the foregoing, filed, or required to be filed, by such Person with any applicable Governmental Entity pursuant to applicable Law.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, officers, employees, members, owners, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Transaction Proposals” has the meaning set forth in Section 6.8.

“Rollover Option” has the meaning set forth in Section 3.3(a).

“Rollover RSUs” has the meaning set forth in Section 3.3(a).

“Rollover Warrants” has the meaning set forth in Section 3.3(b).

“Sanctions and Export Control Laws” means any Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import laws administered by U.S. Customs and Border Patrol, and the EU Dual Use Regulation, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations or Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the Pioneer Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” means a self-regulatory organization, including any “self-regulatory organization” as such term is defined in Section 3(a)(26) of the Securities Exchange Act, any “self-regulatory organization” as such term is defined in U.S. Commodity Futures Trading Commission Rule 1.3, and any other U.S. or non-U.S. Exchange.

“Seventh Amended and Restated Company Certificate of Incorporation” has the meaning set forth in the introductory paragraph to this Agreement.

“Signing Filing” has the meaning set forth in Section 6.4(a).

“Signing Press Release” has the meaning set forth in Section 6.4(a).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Lock-Up Agreement” has the meaning set forth in the recitals to this Agreement.

“Sponsor Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Sponsor Warrant Forfeiture” has the meaning set forth in the recitals to this Agreement.

“Sponsor Warrant Forfeiture Agreement” has the meaning set forth in the recitals to this Agreement.

“Stock Fund” has the meaning set forth in Section 3.5(b).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority (or with respect to any Person that is a Broker-Dealer or registered or required to be registered as an investment adviser with the SEC pursuant to the Advisers Act, 25% or more) of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or similar thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority (or with respect to any Person that is a Broker-Dealer or registered or required to be registered as an investment adviser with the SEC pursuant to the Advisers Act, 25% or more) of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority (or other percentage, as applicable) ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority (or other percentage, as applicable) of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Surviving Corporation” has the meaning set forth in Section 2.1(d).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever imposed by a Governmental Entity, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any successor or transferee liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 8.1(d).

“Transaction Litigation” has the meaning set forth in Section 6.2(d).

“Transaction Proposals” has the meaning set forth in Section 6.8.

“Trust Account” has the meaning set forth in Section 9.18.

“Trust Account Released Claims” has the meaning set forth in Section 9.18.

“Trust Agreement” has the meaning set forth in Section 5.10.

“Trustee” has the meaning set forth in Section 5.10.

“Unpaid Company Expenses” means the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, any Group Company (and not otherwise expressly allocated to a Pioneer Party pursuant to the terms of this Agreement or any Ancillary Document), and that are unpaid as of immediately prior to the Closing, in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of any Group Company and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Unpaid Company Expenses shall not include any Unpaid Pioneer Expenses.

“Unpaid Pioneer Expenses” means the aggregate amount of fees, expenses, commissions or other amounts that have been incurred by or on behalf of, and that are due and payable by, a Pioneer Party (and not otherwise expressly allocated to the Company pursuant to the terms of this Agreement or any Ancillary Document) and that are unpaid as of immediately prior to the Closing, including in connection with (a) any deferred underwriting commissions, (b) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, underwriters, consultants or other agents or service providers of any Pioneer Party incurred in connection with Pioneer’s initial public offering, (c) obligations owed by any Pioneer Party to the Sponsor, (d) the evaluation, consideration, negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants or other agents or service providers of any Pioneer Party or (e) any other fees, expenses, commissions or other amounts that are expressly allocated to any Pioneer Party pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Unpaid Pioneer Expenses shall not include any Unpaid Company Expenses.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, as well as analogous applicable foreign, state or local Laws.

“Warrant Agreement” means the Warrant Agreement, dated as of January 12, 2021, by and between Pioneer and the Trustee.

Article 2
CLOSING TRANSACTIONS

Section 2.1            Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)               Domestication. Subject to receipt of the Pioneer Shareholder Approvals, prior to the Closing, and, for the avoidance of doubt, prior to the conversion of the PIPE Convertible Notes described in Section 2.1(b) below, Pioneer shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Companies Law (2020 Revision). In connection with the Domestication, (i) Pioneer shall file with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to the Company; (ii) each Pioneer Class A Share and each Pioneer Class B Share that is issued and outstanding immediately prior to the Domestication shall become one share of common stock, par value $0.0001 per share, of Pioneer, (ii) each Pioneer Warrant that is outstanding immediately prior to the Domestication shall, from and after the Domestication (but subject to forfeiture pursuant to the terms of the Sponsor Warrant Forfeiture Agreement), represent the right to purchase one share of common stock, par value $0.0001 per share, of Pioneer at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Warrant Agreement, (iii) the Governing Documents of Pioneer shall become the certificate of incorporation, substantially in the form attached hereto as Exhibit I (the “Pioneer Certificate of Incorporation”), and the bylaws, substantially in the form attached hereto as Exhibit J (the “Pioneer Bylaws”), of Pioneer and (iv) Pioneer’s name shall be changed to “Acorns Holdings, Inc.”; provided, however, that, in the case of clause (iii), each of the parties hereto hereby acknowledges and agrees that each of the Pioneer Certificate of Incorporation and the Pioneer Bylaws shall be appropriately adjusted to give effect to any amendments to the Governing Documents of Pioneer contemplated by the Pioneer Certificate of Incorporation and the Pioneer Bylaws that are not adopted and approved by the Pioneer shareholders at the Pioneer Shareholder Meeting (other than, for the avoidance of doubt, the amendments to the Governing Documents of Pioneer that are contemplated by the Required Governing Document Proposals).

(b)               PIPE Convertible Notes. Prior to the execution of this Agreement, Affiliates of Declaration and Senator entered into the PIPE Convertible Notes Agreement with the Company, whereby the Company agreed to issue to Declaration and Senator the PIPE Convertible Notes. Pursuant to the terms of the PIPE Convertible Notes Agreement, any PIPE Convertible Notes that are outstanding as of immediately prior to the Closing, and, for the avoidance of doubt, following the Domestication, shall convert into a number of Pioneer Shares at the Closing equal to (i) the outstanding principal amount due in respect of such PIPE Convertible Notes plus any accrued and unpaid interest thereunder in accordance with the terms thereof, in each case as of the Closing, divided by (ii) the Pioneer Share Value.

(c)               Contribution of Cash. At the Closing and on the Closing Date, Pioneer shall (i) cause the Trustee to contribute to Merger Sub the amount of cash remaining in the Trust Account, after giving effect to all Pioneer Shareholder Redemptions and the payment of all Unpaid Pioneer Expenses (which Pioneer shall direct the Trustee to pay), (ii) contribute to Merger Sub the proceeds actually received by Pioneer in the PIPE Financing, after giving effect to the payment of all Unpaid Company Expenses (which shall be paid by Pioneer in accordance with the instructions provided by the Company to Pioneer (such instructions to be provided at least three (3) Business Days prior to the Closing and to set forth the dollar amount to be paid to the recipients of such Unpaid Company Expenses and each such recipient’s wire information), and (iii) deposit (or cause the Trustee to deposit) with the Exchange Agent the Cash Fund.

(d)               Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into the Company. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2            Closing of the Transactions Contemplated by This Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically through the exchange of documents via e-mail as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as Pioneer and the Company may agree in writing.

Article 3 MERGER

Section 3.1            Merger; Effective Time. At the Closing, the parties hereto shall cause a certificate of merger, in a form reasonably satisfactory to the Company and Pioneer (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by Pioneer and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”). The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation, in each case, in accordance with the DGCL. In addition, at the Effective Time, by virtue of the Merger, (a) the Governing Documents of the Surviving Corporation will be amended and restated in their entirety to be in the forms attached as Exhibits K and L, respectively, in each case, until thereafter changed or amended as provided therein or by applicable Law, and (b) the directors and officers of the Company as of immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Section 3.2            Effect of the Merger on Capital Stock.

(a)           Effect of the Merger on Company Common Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, and subject to Section 3.4(e):

(i)              each Company Common Share (including any Company Common Shares issuable upon the conversion of Company Preferred Shares and the Company 2020 Convertible Notes Conversion, but excluding the Company Common Shares to be cancelled pursuant to Section 3.2(a)(iii)) issued and outstanding as of immediately prior to the Effective Time and with respect to which an election to receive cash has been effectively made and has not been revoked (each such Company Common Share, a “Cash Election Share”) shall be canceled and extinguished and converted into the right to receive an amount in cash equal to the Equity Value Per Share;

(ii)             each Company Common Share (including any Company Common Shares issuable upon the conversion of Company Preferred Shares and the Company 2020 Convertible Notes Conversion, but excluding the Company Common Shares cancelled pursuant to Section 3.2(a)(iii)) issued and outstanding as of immediately prior to the Effective Time and with respect to which (A) an election to receive Pioneer Shares has been effectively made on an Election Form and has not been revoked (each such share, a “Stock Election Share”), or (B) no election to receive cash or Pioneer Shares has been made on an Election Form (each such share, a “No Election Share”), shall be canceled and extinguished and be converted into the right to receive the Per Share Stock Consideration; and

(iii)            each Company Common Share held as of immediately prior to the Effective Time by the Company as treasury stock shall be canceled and extinguished, and no consideration shall be paid with respect thereto.

All of the Company Common Shares converted into the right to receive consideration as described in this Section 3.2(a) shall no longer be outstanding and shall cease to exist, and each holder of Company Common Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 3.2(a) into which such Company Common Share shall have been converted.

(b)           Effect of the Merger on Capital Stock of Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding as of immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001, of the Surviving Corporation.

Section 3.3            Treatment of Company Options, Company RSUs and Company Warrants.

(a)           Treatment of Company Options and Company RSUs.

(i)                 At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 3.3(a)(ii) and in the case of Pioneer, Section 3.3(c)), each Company Option (whether vested or unvested) shall cease to represent the right to purchase Company Common Shares, shall be assumed by Pioneer and shall be cancelled in exchange for options to purchase Pioneer Shares (each such Company Option, a “Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover Option shall (i) be exercisable for, and represent the right to purchase, a number of Pioneer Shares (rounded down to the nearest whole share) equal to (A) the number of Company Common Shares subject to the corresponding Company Option as of immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio and (ii) have an exercise price per Pioneer Share (rounded up to the nearest whole cent) subject to such Rollover Option equal to (A) the exercise price per Company Common Share applicable to the corresponding Company Option as of immediately prior to the Effective Time, divided by (B) the Exchange Ratio (such number of Pioneer Shares resulting from the conversion of all of the Rollover Options, the “Converted Rollover Option Shares”). Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option as of immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as the Pioneer Board (or the compensation committee of the Pioneer Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options. Such conversion shall occur in a manner intended to comply with (x) for any Rollover Option that is an Incentive Stock Option, the requirements of Section 424 of the Code and (y) in each case, the requirements of Section 409A of the Code.

(ii)              At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 3.3(a)(iii) and in the case of Pioneer, Section 3.3(c)), each Company RSU (whether vested or unvested) shall cease to represent the right to receive Company Common Shares, shall be assumed by Pioneer and shall be cancelled in exchange for options to purchase Pioneer Shares (each such Company RSU, a “Rollover RSU”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover RSU shall represent the right to receive a number of Pioneer Shares (rounded down to the nearest whole share) equal to (A) the number of Company Common Shares subject to the corresponding Company RSU as of immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (such number of Pioneer Shares resulting from the conversion of all of the Rollover RSUs, the “Converted Rollover RSU Shares”). Each Rollover RSU shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company RSU as of immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as the Pioneer Board (or the compensation committee of the Pioneer Board) may determine in good faith are appropriate to effectuate the administration of the Rollover RSUs. Such conversion shall occur in a manner intended to comply with the requirements of Section 409A of the Code.

(iii)            As of immediately prior to the Effective Time, all Company Equity Plans shall terminate; provided that Rollover Options and Rollover RSUs shall continue to be governed by the terms of the Company Equity Plan under which such Rollover Options and Rollover RSUs were granted subject to the adjustments in Section 3.3(a)(i) and (ii); provided, however, that all references to “Company” in the Company Equity Plan and the documents governing the Rollover Options and Rollover RSUs after the Effective Time will be deemed references to Pioneer. Pioneer and the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plans (and the underlying grant, award or similar agreements) or otherwise to give effect to the provisions of this Section 3.3 including taking any actions that are necessary to effectuate the treatment of the Company Options and Company RSUs. For the avoidance of doubt, any Company Common Shares available for awards under the Company Equity Plan as of the Effective Time shall not be available for future awards under either the Pioneer Incentive Equity Plan or the Pioneer Employee Stock Purchase Plan.

(b)           Treatment of Company Warrants. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of Pioneer, Section 3.3(c)), each Company Warrant shall cease to represent the right to purchase Company Common Shares, shall be assumed by Pioneer and shall be cancelled in exchange for a warrant to purchase Pioneer Shares (each such Company Warrant, a “Rollover Warrant”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover Warrant shall (i) be exercisable for, and represent the right to purchase, a number of Pioneer Shares (rounded down to the nearest whole share) equal to (A) the number of Company Common Shares subject to the corresponding Company Warrant as of immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio and (ii) have an exercise price per Pioneer Share (rounded up to the nearest whole cent) subject to such Rollover Warrant equal to (A) the exercise price per Company Common Share applicable to the corresponding Company Warrant as of immediately prior to the Effective Time, divided by (B) the Exchange Ratio (such number of Pioneer Shares resulting from the conversion of all of the Rollover Warrants, the “Converted Rollover Warrant Shares”). Each Rollover Warrant shall be subject to the same terms and conditions (including applicable expiration and termination provisions) that applied to the corresponding Company Warrant as of immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as the Pioneer Board may determine in good faith are appropriate to effectuate the administration of the Rollover Warrants.

(c)           From and after the Effective Time, Pioneer shall (i) reserve for issuance a number of Pioneer Shares equal to the Converted Option Rollover Shares and Converted Warrant Rollover Shares, and (ii) issue or cause to be issued the appropriate number of Converted Option Shares upon the exercise of the Converted Options and the appropriate number of Converted Warrant Rollover Shares upon the settlement of the Converted Warrants. Pioneer will use reasonable best efforts to prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form), as promptly as practicable following the date Pioneer is first allowed to file a registration statement on Form S-8, registering a number of Pioneer Shares necessary to fulfill Pioneer’s obligations under this Section 3.3(c). The Company and its counsel shall reasonably cooperate with Pioneer in the preparation of such registration statement.

Section 3.4            Election Procedures.

(a)           Prior to the Effective Time, Pioneer shall appoint Continental Stock Transfer & Trust Company (or another Person with the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed) to act as exchange agent (the “Exchange Agent”), and the Company and Pioneer shall enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”), for the purpose of delivering and receiving Election Forms and exchanging the certificates evidencing Company Common Shares, in physical or electronic form, as the case may be (the “Certificates”), on the stock transfer books of the Company as of immediately prior to the Effective Time for the portion of the Merger Consideration issuable in respect of such Company Common Shares pursuant to Section 3.2 and on the terms and subject to the other conditions set forth in this Agreement.

(b)           Not less than twenty (20) days prior to the Election Deadline, the Company shall cause the Exchange Agent to mail or otherwise deliver the Election Form to all Persons who are record holders of Company Common Shares as of the close of the fifth (5th) Business Day prior to the filing of the Registration Statement/Proxy Statement (and the Company shall provide the Exchange Agent with the addresses and names of all such holders prior to such time).

(c)            Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) of Company Common Shares to specify (i) the number of Company Common Shares, up to the Maximum Permitted Cash Election Shares, with respect to which such holder elects to receive an amount in cash equal to the Equity Value Per Share, (ii) the number of Company Common Shares with respect to which such holder elects to receive the Per Share Stock Consideration or (iii) that such holder makes no election with respect to such holder’s Company Common Shares. Any Company Common Shares with respect to which the Exchange Agent does not receive a properly completed Election Form prior to 5:00 p.m. (Eastern time) on the business day that is three (3) Business Days prior to the Closing Date or such other date as Pioneer and the Company will, prior to the Closing, mutually agree (the “Election Deadline”) shall be deemed to be No Election Shares. Pioneer and the Company shall publicly announce the anticipated Election Deadline at least five (5) Business Days prior to the anticipated Closing Date, and such announcement shall include a designation by the Company (after consultation with the Sponsor with respect to the Company Designated Balance Sheet Amount) of the Designated Cash Merger Consideration. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Pioneer and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(d)           Any election made pursuant to this Section 3.4 will have been properly made only if the Exchange Agent will have actually received a properly completed Election Form prior to the Election Deadline. Any Election Form may be revoked or changed by the person submitting it, by written notice delivered to the Exchange Agent prior to the Election Deadline. After an election has been validly made pursuant to this Section 3.4, any further registration of transfer of the corresponding Company Common Shares made on the stock transfer books of the Company following such election shall be automatically deemed to be a revocation of such election. In the event an Election Form is revoked prior to the Election Deadline, the Company Common Shares represented by such Election Form shall be deemed to be No Election Shares, except to the extent a subsequent election is properly made prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Pioneer, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form. Any election shall be automatically deemed revoked if this Agreement is terminated in accordance with Article 8.

(e)           Notwithstanding anything to the contrary contained in this Agreement, if the product of the aggregate number of Cash Election Shares and the Equity Value Per Share (such product being the “Elected Cash Consideration”) exceeds the Designated Cash Merger Consideration, then:

(i)               all Stock Election Shares and No Election Shares shall be exchanged for the Per Share Stock Consideration; and

(ii)              a portion of the Cash Election Shares of each holder of Company Common Shares shall be exchanged for an amount in cash equal to the Equity Value Per Share, with such portion being equal to the product obtained by multiplying (A) the number of such holder’s Cash Election Shares by (B) a fraction, the numerator of which will be the Designated Cash Merger Consideration and the denominator of which will be the Elected Cash Consideration, with the remaining portion of such holder’s Cash Election Shares being exchanged for the Per Share Stock Consideration.

(f)            Notwithstanding anything to the contrary contained in this Agreement, if the Elected Cash Consideration is equal to or less than the Designated Cash Merger Consideration, then (i) all Cash Election Shares shall be exchanged for cash in an amount equal to the Equity Value Per Share and (ii) all Stock Election Shares and No Election Shares shall be exchanged for the Per Share Stock Consideration.

(g)           Unless the properly completed Election Form provides otherwise, for all purposes of this Section 3.4 and in accordance with Treasury Regulation Section 1.358-2(a)(2)(ii), (i) a holder will be treated as having surrendered, in exchange for the total amount of the Equity Value Per Share, if any, to be paid to such holder under this Section 3.4 (with respect to a holder, the “Cash Portion”), the number of Company Common Shares owned by such holder as to which such holder has a right to receive cash pursuant to this Section 3.4; and (ii) for purposes of clause (i), the Certificates surrendered by a holder in exchange for such holder's Cash Portion will be deemed to be: (A) first, of those Certificates evidencing shares held by such holder for more than one year before the Merger within the meaning of Section 1223 of the Code, if any, those Certificates with the highest U.S. federal income tax basis, in descending order until such Certificates are exhausted or the Cash Portion for such holder is fully paid, then (B) of all other of such holder’s Certificates, those Certificates with the highest U.S. federal income tax basis, in descending order until the Cash Portion for such holder is fully paid.

Section 3.5            Exchange Procedures.

(a)           At least three (3) Business Days prior to the Closing Date, Pioneer shall cause the Exchange Agent to mail or otherwise deliver, to the Company Shareholders a letter of transmittal (and the Company shall provide the Exchange Agent with the addresses and names of all such Company Shareholders prior to such time), which shall (i) contain instructions for use in effecting, among other things, the surrender of the Certificates in exchange for the applicable portion of the Merger Consideration payable to such holder, (ii) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and (iii) be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to Company Common Shares held in book-entry form) as Pioneer may specify, subject to reasonable approval of the Company (the “Letter of Transmittal”).

(b)           At the Effective Time, Pioneer shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Shareholders and for exchange in accordance with this Section 3.5 through the Exchange Agent, (i) evidence of Pioneer Shares in book-entry form representing the aggregate Per Share Stock Consideration issuable pursuant to Section 3.2(a)(ii) in exchange for the Company Common Shares outstanding as of immediately prior to the Effective Time (the “Stock Fund”), and (ii) cash in an amount equal to the aggregate Equity Value Per Share payable pursuant to Section 3.2(a)(i) in exchange for the Company Common Shares outstanding as of immediately prior to the Effective Time (the “Cash Fund”). The Stock Fund and the Cash Fund shall be referred to in this Agreement collectively as the “Exchange Fund.”

(c)           Each Company Shareholder whose Company Common Shares have been converted into the right to receive a portion of the Merger Consideration pursuant to Section 3.2 shall be entitled to receive the portion of the Merger Consideration to which he, she or it is entitled on the date provided in Section 2.5(e) upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) delivery of an “agent’s message” in the case of Company Common Shares held in book-entry form, together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(d)           If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal) or an “agent’s message”, as applicable, is delivered to the Exchange Agent in accordance with Section 3.5(c) (i) at least one (1) Business Day prior to the Closing Date, then Pioneer and the Company shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the applicable Company Shareholder in book-entry form on the Closing Date or (ii) less than one (1) Business Day prior to the Closing Date, then Pioneer and the Company (or the Surviving Corporation) shall take all necessary actions to cause the applicable portion of the Merger Consideration to be issued to the Company Shareholder pursuant to Section 3.3(c) in book-entry form within three (3) Business Days after such delivery.

(e)           If any portion of the Merger Consideration is to be issued to a Person other than the Company Shareholder in whose name the surrendered Certificate is registered, it shall be a condition to the issuance of the applicable portion of the Merger Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Common Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Common Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(f)            No interest will be paid or accrued on the Merger Consideration. From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 3.5, each Certificate (other than, for the avoidance of doubt, the Company Common Shares cancelled pursuant to Section 3.2(a)(iii)) shall solely represent the right to receive a portion of the Merger Consideration to which the Company Common Shares represented by such Certificate are entitled to receive pursuant to Section 3.2.

(g)           At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding as of immediately prior to the Effective Time.

(h)           Any portion of the Exchange Fund that remains unclaimed by the Company Shareholders twelve (12) months following the Closing Date shall be delivered to Pioneer or as otherwise instructed by Pioneer, and any Company Shareholder who has not exchanged his, her or its Company Common Shares for the applicable portion of the Merger Consideration in accordance with this Section 3.5 prior to that time shall thereafter look only to Pioneer for the issuance of the applicable portion of the Merger Consideration without any interest thereon. None of Pioneer, the Surviving Corporation or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat or similar Law. Any portion of the Merger Consideration remaining unclaimed by the Company Shareholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Pioneer free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.6            Withholding. Pioneer and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law; provided, however, that each person entitled to any payment under this Agreement shall provide an applicable IRS Form W-8 or W-9, and in the case of any payment of the Per Share Cash Consideration to any Company Shareholder who has provided the withholding agent with an applicable IRS Form W-9, the applicable payor shall use reasonable best efforts to provide such Company Shareholder with a written notice of such payor’s intention to withhold (which notice shall include the basis of the proposed deduction or withholding) at least five (5) Business Days prior to the intended withholding or, in the event that a requirement to withhold is discovered fewer than five (5) Business Days prior to making such payment, as soon as reasonably practicable prior to making such payment, indicating the amount of and basis for such withholding. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Article 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Except as set forth in the Company Disclosure Schedules, it being agreed that disclosure of any item in any section or subsection of the Seller Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, the Company hereby represents and warrants to the Pioneer Parties as follows:

Section 4.1            Organization and Qualification.

(a)           Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 4.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b)           True and complete copies of the Governing Documents of the Company and the Company Shareholders Agreements have been made available to Pioneer, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Shareholders Agreements are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents or in material breach of the Company Shareholders Agreements.

(c)           Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 4.2            Capitalization of the Group Companies.

(a)           The total number of shares which the Company has authority to issue pursuant to the Company Certificate of Incorporation is 86,500,000 Company Common Shares (of which 13,284,603 shares are issued and outstanding as of the date hereof) and 56,122,099 Company Preferred Shares, consisting of (i) 4,166,666 shares of Series A Preferred Stock, par value $0.001 per share, of the Company, all of which are issued and outstanding as of the date hereof, (b) 5,000,000 shares of Series B Preferred Stock, par value $0.001 per share, of the Company, all of which are issued and outstanding as of the date hereof, (c) 8,717,154 shares of Series C Preferred Stock, par value $0.001 per share, of the Company (of which 8,657,292 shares are issued and outstanding as of the date hereof and 59,862 of which have been reserved for issuance upon exercise of certain outstanding warrants), (d) 9,882,033 shares of Series D Preferred Stock, par value $0.001 per share, of the Company, all of which shares are issued and outstanding as of the date hereof, (e) 4,907,478 shares of Series D-1 Preferred Stock, par value $0.001 per share, of the Company, all of which shares are issued and outstanding as of the date hereof, (f) 18,555,408 shares of Series E-1 Preferred Stock, par value $0.001 per share, of the Company, 16,293,279 shares of which are issued and outstanding as of the date hereof, and (g) 4,893,360 shares of Series E-2 Preferred Stock, par value $0.001 per share, of the Company, 1,835,011 shares of which are issued and outstanding as of the date hereof. Section 4.2(a) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding as of the date hereof, (ii) the identity of the Persons that are the record and beneficial owners thereof, (iii) with respect to each Company Equity Award, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date and (D) any applicable vesting schedule (including acceleration provisions) and (iv) with respect to any Company Option, whether such Company Option is an Incentive Stock Option. All Company Options were granted with a per share exercise at least equal to the fair market value of the underlying share of Common Stock on the date such Company Option was granted (within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder). All of the Equity Securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable. The Equity Securities of the Company (A) were not issued in violation of the Governing Documents of the Company or the Company Shareholders Agreements or any other Contract to which the Company is party or bound, (B) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (C) have been offered, sold and issued in compliance with all applicable Laws and (D) are free and clear of all Liens (other than transfer restrictions under applicable Law or under the Company Shareholders Agreements). Except for the Company Equity Awards set forth on Section 4.2(a) of the Company Disclosure Schedules, the Company has no outstanding (x) equity appreciation, phantom equity, profit participation rights, or other equity or equity-based rights or (y) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. Except for the Shareholders Agreements or as set forth on Section 4.2(a) of the Company Disclosure Schedules, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities.

(b)           Section 4.2(b) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company that are (x) authorized and (y) issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, profit participation rights or other equity or equity-based rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

(c)           Except as set forth on Section 4.2(c) of the Company Disclosure Schedule, none of the Group Companies (i) owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security (other than of one or more other Group Companies) or (ii) is a partner or member of any partnership, limited liability company or joint venture (other than of one or more other Group Companies).

(d)           Section 4.2(d) of the Company Disclosure Schedules sets forth a list of all material Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

(e)           Section 4.2(e) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies as of the date of this Agreement and as of the Closing.

Section 4.3            Authority. The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Shareholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party have been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitute or will constitute, upon execution and delivery thereof, as applicable, valid, legal and binding agreements of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with their terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.4            Financial Statements; Undisclosed liabilities.

(a)           The Company has made available to Pioneer a true and complete copy of (i) the audited consolidated balance sheets of the Group Companies as of September 30, 2019 and September 30, 2020 and the related audited consolidated statements of operations and cash flows of the Group Companies for each of the years then ended and (ii) the unaudited consolidated balance sheets of the Group Companies as of March 31, 2021 (the “Latest Unaudited Balance Sheet”) and the related unaudited consolidated statements of operations and cash flows of the Group Companies for the six (6)-month period then ended (clauses (i) and (ii), collectively, the “Financial Statements”), each of which are attached as Section 4.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b)           The unaudited consolidated balance sheets of the Group Companies as of March 31, 2021 and the related unaudited consolidated statements of operations and cash flows of the Group Companies for the six (6)-month period then ended (the “Closing Company Unaudited Financial Statements”), when delivered following the date of this Agreement in accordance with Section 6.7, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein and (iii) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(c)           Except (i) as set forth on the face of the Latest Unaudited Balance Sheet, (ii) for liabilities incurred in the ordinary course of business since the date of the Latest Unaudited Balance Sheet (none of which is a liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iv) as set forth on Section 4.4(c) of the Company Disclosure Schedules, and (v) for liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any liabilities, debts or obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking, in each case, that would be required by GAAP to be set forth on the consolidated balance sheets of the Group Companies.

(d)           The Group Companies have established and maintain systems of internal accounting controls that provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(e)           Since January 1, 2018, except as set forth on Section 4.4(e) of the Company Disclosure Schedules, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

(f)            No Group Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and a Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or an “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract is to avoid any disclosure of any material transaction involving, or material liabilities of, the Company or any Subsidiaries in the Financial Statements.

Section 4.5            Consents and Requisite Governmental Approvals; No Violations.

(a)           No Consent with any Governmental Entity is required on the part of the Company or any of the other Group Companies with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger, (iv) the FINRA Approval, and (v) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b)           Neither the execution, delivery or performance by the Company of this Agreement or the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Permits, (iii) violate, or constitute a breach under, any Order or applicable Law or Data Security Requirement to which any Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except for (x) the Client Notices contemplated by Section 6.22 hereunder or (y) in the case of any of clauses (iii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 4.6            Permits. Each of the Group Companies holds, and, at all times since December 31, 2017, has held, all Permits (the “Material Permits”) that are required or are necessary to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not result in a Company Material Adverse Effect, and each such Material Permit is set forth in Section 4.6 of the Company Disclosure Schedules. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms, (ii) no written notice has been received by any Group Company regarding any (A) actual or potential violation of, or failure to comply with, any term or requirement of any Material Permit or (B) revocation, cancellation, suspension, invalidation or termination of or refusal to renew any Material Permit and (iii) there is no Proceeding pending, or, to the knowledge of the Company, threatened in writing that seeks, or, to the knowledge of the Company, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Material Permit.

Section 4.7            Material Contracts.

(a)           Section 4.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 4.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 4.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i)          any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;

(ii)         any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iii)        any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;

(iv)        any material joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization, research and development or other similar Contract;

(v)         any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Pioneer or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, Pioneer or any of its Affiliates after the Closing;

(vi)      any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $500,000 annually or (B) $2,500,000 over the life of the agreement;

(vii)     any Contract requiring any Group Company to guarantee the liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the liabilities of a Group Company, in each case in excess of $500,000;

(viii)    any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(ix)       any Contract related to a Company Related Party Transaction or a Company Shareholder Agreement;

(x)        any Contract with any Person under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Company Owned Intellectual Property;

(xi)       any Contract (A) governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of $250,000 or (B) providing for any Change of Control Payment of the type described in clause (a) of the definition thereof or accelerated vesting of any compensation or benefits upon the consummation of the transactions contemplated by this Agreement or (C) that requires prior notice of termination of thirty (30) days or longer;

(xii)     any Contract for the sale or transfer of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than sales, transfers, or acquisitions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xiii)     any CBA;

(xiv)    any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or Pioneer or any of its Affiliates after the Closing);

(xv)     any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $1,500,000 or (B) aggregate payments to or from any Group Company in excess of $5,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice;

(xvi)    any Contract between the any Group Company and any Governmental Entity;

(xvii)   any (A) license agreement relating to the use of any (y) third-party Intellectual Property Rights by any Group Company, except for (1) licenses for unmodified Off-the-Shelf Software, and (2) non-exclusive licenses with contractors, vendors or other service providers of any Group Company where such license is incidental to the performance by or receipt of services from such contractor, vendor or service provider; or (z) Company Owned Intellectual Property by a third party, except for grants by any Group Company of non-exclusive rights in Company Owned Intellectual Property in the ordinary course of business consistent with past practice, (B) Contract relating to the acquisition, divestiture, or development of Intellectual Property Rights (other than Contracts with employees and contractors in the ordinary course of business consistent with past practice on the Company’s standard forms provided to Pioneer or substantially similar forms with respect to assignment of Intellectual Property Rights) or (C) Contract entered into to settle or resolve any Intellectual Property Rights-related dispute, including settlement agreements, covenants not to sue, consent agreements, and co-existence agreements;

(xviii)  (A) any Contract pursuant to which any Group Company provides, or makes available, Banking Services to its customers, including each Banking Services Provider Agreement and (B) any Banking Services Customer Agreement; and

(xix)     (A) any standard form Contract pursuant to which any Group Company provides brokerage services or investment advisory services to any customer and (B) any Contract (or group of Contracts that, in the aggregate, are material) pursuant to which any Group Company provides Brokerage Services or investment advisory services to any customer that is not on any such standard form or includes any material deviations from any such standard form.

(b)               (i) Each Material Contract is valid, legal and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect and (ii) the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract, and, to the Company’s knowledge, (A) no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Material Contract and (B) no party to a Material Contract has claimed a force majeure (or similar excuse in performance due to COVID-19) with respect thereto. Since December 31, 2018 through the date hereof, no Group Company has received notice of (i) any material breach or default under any Material Contract or (ii) the intention of any third party under any Material Contract to cancel, terminate or materially modify the terms of any such Material Contract or materially accelerate the obligations of any Group Company thereunder. True, correct and complete copies of all Material Contracts as in effect as of the date hereof have been made available to Pioneer.

Section 4.8             Absence of Changes. During the period beginning on December 31, 2020 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) each Group Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of Pioneer if taken during the period from the date of this Agreement until the Closing pursuant to Section 6.1(b).

Section 4.9            Litigation. Except as set forth on Section 4.9 of the Company Disclosure Schedules, there is no (and since January 1, 2018, there has not been any) Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date hereof, there are no material Proceedings by a Group Company pending against any other Person.

Section 4.10        Compliance with Applicable Law. Each Group Company (a) conducts (and since December 31, 2018 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company (including, for the avoidance of doubt, all Laws and Orders applicable to, or where compliance with any such Laws and Orders have been assumed by, any Group Company pursuant to any Banking Services Provider Agreement) and is not in violation of any such Law or Order and (b) except as set forth on Section 4.10 of the Company Disclosure Schedules, has not received any written communication from a Governmental Entity or any Banking Services Provider that allege that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 4.11          Employee Plans.

(a)               Section 4.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans. With respect to each material Employee Benefit Plan, the Group Companies have provided Pioneer with true and complete copies of, as applicable: (i) the current plan document and all amendments thereto (and for any unwritten plan, a summary of the material terms); (ii) the most recent summary plan description and all summaries of material modification thereto; (iii) the most recent determination, opinion or advisory letter received from the Internal Revenue Service; (iv) the most recent Form 5500 annual report (with all schedules and attachments thereto); (v) the most recent actuarial valuation report; (vi) all related trust agreements, insurance Contracts and other funding arrangements; (vii) pending voluntary correction filings with any Governmental Entity and a description of any pending self-correction actions; and (viii) any non-routine correspondence with any Governmental Entity.

(b)               No Employee Benefit Plan is, and no Group Company sponsors, maintains, contributes to, has any obligation to contribute to or otherwise has any current or contingent liability or obligation with respect to or under (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any current or potential liabilities or obligations to provide any retiree or post-termination or post-ownership health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA and for which the recipient pays the full cost of coverage (except as required by applicable Law). No Group Company has any current or contingent liabilities or obligations by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c)               Each Employee Benefit Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and in compliance with the applicable requirements of ERISA, the Code, and other applicable Laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a current favorable determination or opinion or advisory letter from the Internal Revenue Service, and nothing has occurred that could adversely affect the qualification of such Employee Benefit Plan. No Group Company has incurred (whether or not assessed), or is reasonably expected to incur or be subject to, any penalty, Tax or other liability under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d)               There are no pending or, to the Company’s knowledge, threatened, claims or Proceedings with respect to any Employee Benefit Plan or the assets thereof (other than routine claims for benefits), and there is no fact or circumstance that could give rise to any such claims or Proceedings. There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made in accordance with the terms of the Employee Benefit Plan and in compliance with the requirements of applicable Law, and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.

(e)                Except as set forth on Section 4.11(e) of the Company Disclosure Schedules, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement would not (i) result in any payment or benefit becoming due to or result in the forgiveness of any Indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment, funding or vesting, or trigger any payment or funding of any compensation or benefits, including severance payment, to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.

(f)                No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement (alone or in combination with any other event) could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

(g)               The Group Companies have no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.

Section 4.12         Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a)               None of the Group Companies have received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(b)               There is no (and since January 1, 2018 there has not been any) Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company pursuant to Environmental Laws.

(c)               There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances.

The Group Companies have made available to Pioneer copies of all material environmental, health and safety reports and documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 4.13         Intellectual Property.

(a)               Section 4.13(a) of the Company Disclosure Schedules sets forth a true and complete list of all (i) Company Registered Intellectual Property, (ii) material unregistered Marks, and (iii) Company Products. Section 4.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item. The Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, valid and enforceable.

(b)               All necessary fees and filings with respect to any Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office, Governmental Entity or Internet domain name registrars, in each case to maintain such Company Registered Intellectual Property in full force and effect. No issuance or registration obtained and no application filed by the Group Companies for any material Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed. Except as set forth on Section 4.13(b) of the Company Disclosure Schedules, there are no material Proceedings, including litigations, interference, re-examination, inter partes review, reissue, opposition, nullity or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.

(c)               A Group Company exclusively owns all right, title and interest in and to all Company Owned Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any Company Product or service on anything other than a non-exclusive basis. The applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all such Company Licensed Intellectual Property as the same is currently used, sold, licensed and otherwise exploited by such Group Company, free and clear of all Liens (other than Permitted Liens). The Company Owned Intellectual Property and the Company Licensed Intellectual Property constitute all of the Intellectual Property used in or necessary for the operation of the Group Companies’ respective businesses as currently conducted. Immediately after the Closing, all Company Owned Intellectual Property will be owned or available for use by the Surviving Entity on the same terms and conditions under which the Group Companies owned or used such Intellectual Property Rights as of the Closing, without the payment of any additional amounts or consideration.

(d)               Each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property have entered into a valid and enforceable written Contract whereby such Person has (i) agreed to maintain, protect, and not disclose the trade secrets and confidential information of all Group Companies and (ii) assigned, via a present assignment, to a Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such Person in the course of such Person’s employment or other engagement with such Group Company. To the Company’s knowledge, no Person has breached in any material respect any such Contract.

(e)               Each Group Company has taken reasonable steps to safeguard and maintain the secrecy and value of any trade secrets, know-how and other confidential information included in the Company Owned Intellectual Property. Without limiting the foregoing, each Group Company has not disclosed (and, to the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in a requirement for any Group Company to disclose) any such trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information included in the Company Owned Intellectual Property or in the possession of each Group Company or of any written obligations with respect to such.

(f)                None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any material respect the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects in any material respect the validity, use or enforceability of any such Company Owned Intellectual Property.

(g)                To the Company’s knowledge, neither the conduct of the business of the Group Companies nor the use or exploitation of any Company Product or Company Owned Intellectual Property infringes, misappropriates, or otherwise violates, and in the past three (3) years has not infringed, misappropriated, or otherwise violated, any Intellectual Property Rights of any other Person.

(h)                Except as set forth on Section 4.13(h) of the Company Disclosure Schedules, since January 1, 2018, there has been no Proceeding pending, nor has any Group Company received any written communications or, to the Company’s knowledge, threats (i) alleging that the conduct of the business of any Group Company or the use or exploitation by any Group Company of any Company Product or Company Owned Intellectual Property has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any material Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any Company Product or to the conduct of the business of the Group Companies.

(i)                 To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating, or has since January 1, 2018 infringed, misappropriated, misused, diluted or violated, any Company Owned Intellectual Property. Since January 1, 2018, no Group Company has asserted or, to the Company’s knowledge, threatened any Proceeding against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property.

(j)                 To the Company’s knowledge, each Group Company has obtained, possesses and is, in all material respects, in compliance with valid licenses to use all of Company IT Systems. No source code constituting Company Owned Intellectual Property has been (and, to the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both), will, or would reasonably be expected to, result in a requirement that any such source code be) delivered, released, licensed, or made available or otherwise disclosed by any Group Company to, or accessed by, any escrow agent or other Person, other than employees, contractors or service providers of the Group Companies subject to written agreements appropriately restricting the disclosure and use of such source code, and no Person other than the Group Companies and (solely in connection with their employment by or engagement with the Group Companies) such employees, contractors, and service providers has been granted any license or other right to, any such source code or, to the Company’s knowledge, is in possession of any such source code.

(k)                No Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a Company Product any Public Software, in whole or in part, in each case in a manner that (i) has required or would require any Company Product to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) has granted, or would require any Group Company to grant, to any Person the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Product, (iii) limits in any manner the ability of the Group Companies to charge license fees or otherwise seek compensation in connection with the marketing, licensing, distribution, or making available of any Company Product.

Section 4.14         Labor Matters.

(a)               Since January 1, 2018, the Group Companies are, and for the last three years have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of I-9s for all employees and the proper confirmation of employee visas), harassment, discrimination and retaliation, disability rights or benefits, equal opportunity (including compliance with any affirmative action plan obligations), plant closures and layoffs (including WARN), workers’ compensation, labor relations, employee leave issues, affirmative action, COVID-19 and unemployment insurance.

(a)               Since January 1, 2018, (i) none of the Group Companies (A) has or has had any material liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing and (B) has or has had any material liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except has not and would not reasonably be expected to result in, individually or in the aggregate, material liability to the Group Companies.

(b)               Since January 1, 2018, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material liability under WARN.

(c)                No Group Company is a party to or bound by any CBAs nor to the knowledge of the Company is there any duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since January 1, 2018, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, since January 1, 2018, there have been no labor organizing activities with respect to any employees of any Group Company.

(d)               To the knowledge of the Company, no current employee with annualized compensation at or above $300,000, intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.

(e)               The Group Companies have promptly, thoroughly and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which they are aware. With respect to each such allegation with potential merit, the applicable Group Company has taken prompt corrective action that is reasonably calculated to prevent further improper conduct. The Group Companies reasonably expects no material liability with respect to any such allegations and is not aware of any allegations relating to officers, directors, employees, contractors or agents of the Group Companies, that, if known to the public, would bring any Group Company into material disrepute.

(f)                 Except as set forth on Section 4.14(f) of the Company Disclosure Schedules, no employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or independent contractors of the Group Companies has occurred since March 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

Section 4.15         Insurance. Section 4.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Pioneer. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 4.16         Tax Matters.

(a)               Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b)               Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c)               No Group Company is currently the subject of a Tax audit or examination, or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d)               No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e)               No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f)                No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)               There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h)               During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i)                 No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(j)                Within the last three years, no written claims have been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k)               No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes), and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l)                No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Merger from qualifying for its respective Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to prevent the Merger from qualifying for its respective Intended Tax Treatment.

Section 4.17         Brokers. Except as set forth on Section 4.17 of the Company Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 9.5).

Section 4.18         Real and Personal Property.

(a)               Owned Real Property. No Group Company owns any real property.

(b)               Leased Real Property. Section 4.18(b)(i) of the Company Disclosure Schedules sets forth a true, correct and complete list (including street addresses) of all real property leased, subleased, licensed or similarly used or occupied by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True, correct and complete copies of all such Real Property Leases (including, for the avoidance of doubt, all amendments, extensions, renewals, guaranties and other agreements with respect thereto) have been made available to Pioneer. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge or as set forth on Section 4.18(b)(ii) of the Company Disclosure Schedules, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by any party to any Real Property Lease. The Group Companies’ possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been disturbed, and to the Company’s knowledge, there are no material disputes with respect to any Real Property Leases. Except as set forth in Section 4.18(b)(iii) of the Company Disclosure Schedules, with respect to each of the Real Property Leases, there are no (i) written or oral subleases, licenses, concessions or other Contracts granting to any Person other than a Group Company the right to use or occupy any Leased Real Property or any portion thereof and (ii) outstanding options or rights of first refusal to purchase all or any portion of any Leased Real Property. The Leased Real Property comprises all of the real property used in, or otherwise related to the Business. No Group Company has assigned, transferred, conveyed, mortgaged, deeded in trust, encumbered, or collaterally assigned or granted any other security interest in any Real Property Lease or any interest therein.

(c)               Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business. The tangible assets and properties of the Group Companies are in good operating condition in all material respects (normal wear and tear excepted) and are fit, in all material respects, for use in the ordinary course of business, and no material uninsurable damage has, since the date of the Latest Unaudited Balance Sheet, occurred with respect to such assets and properties.

Section 4.19         Transactions with Affiliates. Section 4.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), other than the Company, a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b). No Company Related Party (A) owns any interest in any material asset or property used in any Group Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of any Group Company or (C) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 6.1(b) or entered into in accordance with Section 6.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.19 are referred to herein as “Company Related Party Transactions”.

Section 4.20         Data Privacy and Security.

(a)               The Group Companies are and have been in compliance in all material respects with all of the following to the extent relating to confidential or sensitive information or Personal Data (including the Processing thereof), or otherwise relating to privacy, security or security breach notification requirements and applicable to the businesses of the Group Companies: (i) all applicable Laws (including the Gramm Leach Bliley Act and the California Consumer Protection Act); (ii) the Group Companies’ internal and external privacy policies; (iii) all applicable industry standards; and (iv) applicable provisions of all Contracts relating to the foregoing (collectively, “Data Security Requirements”). No Group Company has received any notice of any claims of or investigations or inquiries related to, or been charged with, the violation of any Data Security Requirements.

(b)               There are no pending, nor have there been any, material Proceedings against or investigations or inquiries into any Group Company initiated by any (i) Person, (ii) Governmental Entity (including any state securities regulatory authority) or (iii) regulatory or Self-Regulatory Organization (including FINRA) alleging that any Group Company or any Processing of Personal Data by or on behalf of any Group Company is in violation of any applicable Data Security Requirements.

(c)               The Group Companies use commercially reasonable efforts to maintain and protect the confidentiality, integrity, and security of the Company IT Systems and to prevent any unauthorized use, access, interruption or modification of the Company IT Systems. The Company IT Systems are (i) together with the other IT Systems used or held for use by the Group Companies, sufficient for the immediate and currently anticipated future needs of the Group Companies and (ii) in sufficiently good working condition to effectively perform all information technology operations as necessary for the operation of the businesses of the Group Companies. To the Company’s knowledge, the Company IT Systems do not contain any (A) unauthorized feature (including any worm, bomb, “trojan horse”, backdoor, clock, timer or other disabling device, code, design or routine) or defects, technical concerns or problems that would cause (with or without the passage of time) any Company IT System to be, in any material respect, erased, inoperable or otherwise incapable of being used or (B) computer code designed to disrupt, disable or harm in any material respect the operation of any Company IT System, either automatically, with the passage of time or upon command, or otherwise that would prevent the same from performing substantially in accordance with their user specifications or functionality descriptions.

(d)               Except as set forth in Section 4.20(d) of the Company Disclosure Schedule, since January 1, 2018, no Group Company has been subject to any, or received any written notices of any or provided any notice to any Person in connection with any, (i) breaches of security (including theft, exfiltration, and unauthorized use, access, collection, processing, storage, disposal, destruction, transfer, disclosure, interruption or modification by any Person), phishing incidents, ransomware or malware attacks, or other security incidents affecting (A) the Company IT Systems in any material respect or (B) any Personal Data stored or maintained by any Group Company (or any third party on its or their behalf) or (ii) failures, breakdowns, continued substandard performance or other adverse events affecting any Company IT Systems that have caused any material disruption of or material interruption in or to the use of the Company IT Systems.

(e)               Each Group Company owns or has license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted.

Section 4.21         Compliance with International Trade & Anti-Corruption Laws.

(a)               Neither the Group Companies nor any of their directors, officers or employees nor, to the Company’s knowledge, any of their other Representatives or any other Persons acting for or on behalf of any of the foregoing, is or has been, since January 1, 2016, (i) a Person named on any Sanctions and Export Control Laws-related list of designated or restricted Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory (a “Sanctioned Country”) which is or has since January 1, 2016 been the subject or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria); (iii) an entity 50% or greater owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaged in dealings with or for the benefit of any Person described in clauses (i), (ii) or (iii). No Group Company has engaged in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under Sanctions and Export Control Laws.

(b)               Neither the Group Companies nor any of their directors, officers or employees nor, to the Company’s knowledge, any of their other Representatives or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks, facilitation payments or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise violated any Anti-Corruption Laws.

(c)               Since January 1, 2016, no Group Company has received from any Governmental Entity or other Person any notice, inquiry or allegation; made any disclosure to a Governmental Entity; or conducted any internal investigation or audit concerning any actual or alleged violation, in each case related to Anti-Corruption Laws or Sanctions and Export Control Laws.

(d)               No Group Company is a TID U.S. business (as such term is defined at 31 CFR §800.248).

Section 4.22         Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the holders of Pioneer Shares or at the time of the Pioneer Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.23         Regulatory Compliance.

(a)               (i) The Company RIA Subsidiary is the only Subsidiary of the Company that is registered or required to be registered as an investment adviser with the SEC under the Advisers Act; (ii) the Company RIA Subsidiary is (x) and, at all times during the five (5) years preceding the date hereof, has been duly registered as an investment adviser under the Advisers Act and (y) except as would not have a Company Material Adverse Effect, duly registered and licensed as an investment adviser under all applicable state statutes (if required to be so registered under applicable Law) and has made notice filings in each state in which such filings are required to be made under applicable Law and to the extent required under all other applicable Laws; and (iii) neither the Company nor any of its Subsidiaries (other than the Company RIA Subsidiary) is required to be registered as an investment adviser under the Advisers Act or any other Law in any jurisdiction.

(b)               At all times during the three (3) years preceding the date hereof, the Company RIA Subsidiary has been in compliance in all material respects with the requirements of the Advisers Act, the rules and regulations of the SEC and any applicable state securities regulatory authority or Self-Regulatory Organizations and any other Law applicable to it, except, in each case, where the failure to do so would not have a material adverse effect on the Company RIA Subsidiary. The Company RIA Subsidiary has designated and approved an appropriate chief compliance officer in accordance with Rule 206(4)-7 under the Advisers Act. The Company RIA Subsidiary has established, adopted, maintained, had in effect, and to the knowledge of the Company, at all times during the three (3) years preceding the date hereof, there have been no material violations of, all written policies and procedures necessary or required to comply with applicable Law, including, (i) written anti-money laundering policies and procedures that incorporate, among other things, a written customer identification program, (ii) a code of ethics and a written policy regarding insider trading and the protection of material non-public information, (iii) written cyber security and identity theft policies and procedures, (iv) written supervisory procedures and a supervisory control system, (v) written policies and procedures designed to protect non-public personal information about customers, clients and other third Parties, (vi) written recordkeeping policies and procedures and (vii) other policies required to be maintained by the Company RIA Subsidiary under applicable Law, including Rules 204A-1 and 206(4)-7 under the Advisers Act, complete and correct copies of which (including any required reports prepared by the Company RIA Subsidiary thereunder during the three (3) years preceding the date hereof relating to compliance by the Company RIA Subsidiary and its employees subject thereto) have been provided to Pioneer.

(c)               Neither the Company RIA Subsidiary nor, to the knowledge of the Company, any “persons associated with” (as defined in Section 202(a)(17) of the Advisers Act) the Company RIA Subsidiary is (i) subject to any disqualification that would be the basis for denial, suspension or revocation of registration as an investment adviser under Section 203(e) of the Advisers Act or (ii) subject to any event that requires an affirmative response to any question in Item 11 of Part 1 of the Form ADV of the Company RIA Subsidiary, or to the knowledge of the Company, there is no Proceeding pending or threatened in writing by any Governmental Entity that would reasonably be expected to result in any such required affirmative response or the ineligibility or disqualification of any such Person to serve in such capacities or that would reasonably be expected to provide a substantial basis for any such required affirmative response or ineligibility or disqualification.

(d)               Except, in each case, as would not have a Company Material Adverse Effect, each officer, employee, consultant, independent contractor or other similar Person of the Company RIA Subsidiary who is required to be registered, licensed or qualified as an “investment adviser representative” (as such term is defined in Rule 203A-3 under the Advisers Act) or in any similar capacity with any Governmental Entity is duly registered, licensed or qualified to act in such capacity, has been so registered, licensed or qualified at all times while in the employ or under contract with the Company RIA Subsidiary and all such registrations, licenses or qualifications are in full force and effect or are in the process of being registered as such within the time periods required by applicable Law.

(e)               At all times during the three (3) years preceding the date hereof, the Company RIA Subsidiary has complied in all respects with Rule 206(4)-2 under the Advisers Act, except, in each case, where the failure to do so would not have a material adverse effect on the Company RIA Subsidiary.

(f)                The Company Broker-Dealer Subsidiary is the only Subsidiary of the Company that is a Broker-Dealer. The Company Broker-Dealer Subsidiary is (x) and, at all times required by applicable Law during the five (5) years preceding the date hereof, has been duly registered as a Broker-Dealer with the SEC under the Exchange Act and (y) duly registered as a Broker-Dealer in each state and other jurisdictions in which it is required to be so registered. The Company Broker-Dealer Subsidiary is duly registered with the Security Investor Protection Corporation, is a member in good standing of FINRA and is in compliance in all material respects with its broker-dealer Membership Agreement with FINRA. Each “associated person” (within the meaning of Section 3(a)(18) of the Exchange Act) (a “BD Associated Person”) of the Company Broker-Dealer Subsidiary whose functions require him or her to be registered, licensed or qualified with any Governmental Entity in order to perform his or her responsibilities for the Company Broker-Dealer Subsidiary (including as a representative or principal of the Company Broker-Dealer Subsidiary) is duly registered, licensed or qualified as such, and has been so registered, licensed or qualified at all times required by applicable Law during the three (3) years preceding the date hereof, while in the employ or under contract with the Company Broker-Dealer Subsidiary, and all such registrations, licenses and qualifications are in full force and effect, except, in each case, as would not have a Company Material Adverse Effect.

(g)               The Company has delivered or made available to Pioneer a true and complete copy of the Uniform Application for Broker-Dealer Registration in Form BD for the Company Broker-Dealer Subsidiary and the Uniform Applications for Investment Adviser Registration as filed with the Investment Adviser Registration Depository on Form ADV (Parts 1, 2A and 2B) and Form CRS for the Company RIA Subsidiary, in each case, as in effect on the date of this Agreement. The Regulatory Documents of the Company Broker-Dealer Subsidiary and the Company RIA Subsidiary have complied, and have been timely filed, in all material respects with applicable Law, as in effect at the time such Regulatory Documents were filed except, in each case, where the failure to do so would not have a material adverse effect on the Company Broker-Dealer Subsidiary or the Company RIA Subsidiary, respectively. To the knowledge of the Company, the Company RIA Subsidiary has delivered and/or made available to each Advisory Client and/or any other Person to whom such delivery or offer is required by applicable Law Part 2 of its Form ADV, Form CRS or any other disclosure document or other information required by the Advisers Act or other applicable Law to be delivered and/or made available to any Advisory Client, potential client or other Person, except, in each case, if not so given or obtained, as would not, individually or in the aggregate, have a Company Material Adverse Effect, and the Company RIA Subsidiary has policies and procedures in place reasonably designed to ensure that such disclosure documents and other information required by the Advisers Act or other applicable Law to be delivered and/or made available to any Advisory Client, potential client or other Person are so delivered or made available. To the knowledge of the Company, as of the date of each filing, no Form ADV (Parts 1, 2A and 2B) or Form CRS filed by the Company RIA Subsidiary or the Company Broker-Dealer Subsidiary contains any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(h)               Except as set forth in Section 4.23(h) of the Company Disclosure Schedules, neither the Company Broker-Dealer Subsidiary nor any BD Associated Person is (i) ineligible pursuant to Section 15(b) of the Exchange Act to serve as a Broker-Dealer or as a BD Associated Person, (ii) subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, (iii) subject to any material disciplinary proceeding or Orders that would be required to be disclosed on Form BD or Forms U-4 or U-5 (and which disciplinary proceedings or Orders are not actually disclosed on such Person’s current Form BD or current Forms U-4 or U-5) to the extent that such Person or its associated persons are required to file such forms, (iv) subject to a disqualification that would be a basis for a material censure or limitation on the activities, functions or operations of, or suspension or revocation of the Company Broker-Dealer Subsidiary’s broker-dealer Membership Agreement with FINRA or registration as a broker-dealer under Section 15 of the Exchange Act, or (v) subject to any order of any Governmental Entity that enjoins such Person from engaging in or continuing any conduct or practice in connection with any activity involving or in connection with the purchase or sale of any security, and there is no Proceeding pending or, to the knowledge of the Company, threatened in writing by any Governmental Entity that would reasonably be expected to result in any of the circumstances described in the foregoing clauses (i) and (ii).

(i)                 No fact relating to the Company Broker-Dealer Subsidiary or any “control affiliate” of the Company Broker-Dealer Subsidiary, as defined in Form BD requires any response in the affirmative to any question in Item 11 of Form BD, except to the extent that such facts have been reflected on Form BD of the Company Broker-Dealer Subsidiary, as applicable.

(j)                 At all times during the three (3) years preceding the date hereof, the Company Broker-Dealer Subsidiary has been in compliance in all material respects with the requirements of the Exchange Act, the rules and regulations of the SEC, FINRA, any applicable state securities regulatory authority or Self-Regulatory Organizations and any other Law applicable to it, except, in each case, where the failure to do so would not have a material adverse effect on the Company Broker-Dealer Subsidiary. The Company Broker-Dealer Subsidiary has established, adopted, maintained, had in effect, and, at all times during the three (3) years preceding the date hereof, it and each of its employees subject thereto have been, in compliance with, all written policies and procedures necessary or required to comply with applicable Law, including the Exchange Act and the rules of each applicable Self-Regulatory Organization (“BD Compliance Policies”), including those required by (i) applicable FINRA rules and by-laws, including FINRA Rule 3110, 3120 and 3130, (ii) anti-money laundering laws, including a written customer identification program in compliance therewith, (iii) privacy laws including policies and procedures with respect to the protection of nonpublic personal information about customers, clients and other Third Parties and (iv) identity theft laws, and approved such principals, managers and other supervisors as are required under the aforementioned laws, rules and regulations, except, in each case, where the failure to do so would not have a Company Material Adverse Effect. Complete and correct copies of such BD Compliance Policies have been provided to Pioneer. All such BD Compliance Policies comply in all material respects with applicable Laws.

(k)                The Company Broker-Dealer Subsidiary currently maintains, and at all times during the three (3) years preceding the date hereof has maintained, “net capital” (as such term is defined in Rule 15c3-1 under the Exchange Act) (i) equal to or in excess of the minimum “net capital” required to be maintained by the Company Broker-Dealer Subsidiary under the Exchange Act and (ii) in an amount sufficient to ensure that it is not required to file a notice under Rule 17a-11 under the Exchange Act. As of the date hereof, the Company Broker-Dealer Subsidiary has not entered into any agreement or arrangement to increase its minimum net capital above the amount set forth in its FINRA Membership Agreement.

(l)                Except as a set forth in Section 4.23(l) of the Company Disclosure Schedules, no Governmental Entity has, during the three (3) year period preceding the date hereof, formally initiated any Proceeding or investigation (other than ordinary course examinations) into any of the Group Companies and no Group Company has received a written “wells notice” or other written indication of the commencement of an enforcement action or material non-compliance with any applicable Law from the SEC, FINRA or any other Governmental Entity. During the three (3) years preceding the date hereof, no Group Company has settled any claim or proceeding of the SEC, FINRA or any other Governmental Entity and neither the Company Broker-Dealer Subsidiary nor the Company RIA Subsidiary has had an Order entered against it in connection with any applicable Law governing their operations, except where the underlying issue has been resolved in all material respects or as disclosed in the Form BD or Form ADV, as applicable. Except as set forth in Section 4.23(l) of the Company Disclosure Schedules, to the knowledge of the Company RIA Subsidiary or the Company Broker-Dealer Subsidiary, respectively, there are no material unresolved issues with the SEC or FINRA with respect to the Company RIA Subsidiary or the Company Broker-Dealer Subsidiary.

(m)             The Company Insurance Subsidiary is the only Subsidiary of the Company that is a licensed life and personal lines insurance producer. The Company Insurance Subsidiary and its employees or contractors, as applicable, own, hold or possess all insurance, insurance agent, broker, third party administrator, adjuster and producer and other material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Entity necessary for the Company Insurance Subsidiary to own, lease and operate its properties and to carry on their respective businesses as currently conducted (the “Company Insurance Permits”). All Company Insurance Permits are valid and in full force and effect, the Company and its Subsidiaries are in compliance with the terms and conditions of all such Company Insurance Permits and, since January 1, 2016, neither the Company nor the Company Insurance Subsidiary has received notice to the effect that a Governmental Entity was amending, terminating, revoking or cancelling any Company Insurance Permit, or to the Company’s Knowledge, any threat of amendment, termination, revocation or cancellation of any Company Insurance Permit. No Company Insurance Permit has been, or to the Company’s Knowledge, is threatened to be, revoked cancelled, suspended or materially adversely modified. No event or condition has occurred that would reasonably be expected to result in such revocation, cancellation, suspension or adverse modification, or a violation, breach of, default under, or loss of a benefit under, or acceleration of any obligation of the Company or any of its Subsidiaries under, any Company Insurance Permit (in each case, with or without notice or lapse of time or both).

(n)               Subject to Section 4.23(a), Section 4.23(g), and Section 4.23(m), no Group Company is required to be registered, licensed, or qualified as a bank, credit union, trust company, investment company, investment adviser, broker-dealer, commodity broker-dealer, commodity pool operator, commodity trading adviser, futures commission merchant, swap execution facility, transfer agent, real estate broker, introducing broker, municipal advisor, insurance company, insurance agency or producer, insurance broker or municipal securities dealer. No Group Company has received any notice concerning any failure to obtain any such registration, license or qualification.

(o)               With respect to each Advisory Client, except, in each case, as would not have a material adverse effect on Company RIA Subsidiary, (i) there has been in full force and effect an Advisory Agreement at all times pursuant to which the Company RIA Subsidiary was performing Investment Advisory Services for such Advisory Client, (ii) each Advisory Agreement is a valid and binding contract of the Company RIA Subsidiary, enforceable in accordance with its terms, (iii) each Advisory Agreement with an Advisory Client has been entered into and performed by the Company RIA Subsidiary in accordance respects with its terms (including any applicable investment restrictions or policies of such Advisory Client), the Advisers Act and applicable Law, in each case in all material respects, (iv) each Advisory Agreement includes all provisions required by Section 205 of the Advisers Act for such Advisory Agreement, and (v) at all times during the three (3) years preceding the date hereof, there have been no errors, miscalculations, discrepancies and/or changes to calculation methodologies with respect to any fees charged under such Advisory Agreements (or any credits, refunds or reimbursements to such Advisory Clients related thereto), and all fees paid by such Advisory Client have been calculated in all respects in accordance with the relevant Advisory Agreement and applicable Law, using a calculation methodology for such fees consistent with the Advisory Agreement. The Company has delivered or made available to Pioneer a true and complete copy of the form(s) of Advisory Agreement(s) currently in effect for each Advisory Client.

(p)               The Company RIA Subsidiary does not act as an investment adviser to any fund of one or pooled investment vehicle or fund, including any such vehicle or fund (i) excepted from the definition of “investment company” (as defined under the Investment Company Act), including under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act or (ii) required to register as an “investment company” under the Investment Company Act.

(q)               All contracts for the solicitation of Advisory Clients have been made in compliance in all material respects with Rule 206(4)-3 under the Advisers Act and any Advisory Client required under Rule 206(4)-3 of the Advisers Act has received a written disclosure document that satisfies Rule 206(4)-3 to the extent such Advisory Client is required to receive such written disclosure document pursuant to Rule 206(4)-3, except, in each case, where the failure to do so would not have a Company Material Adverse Effect.

(r)                During the three (3) years preceding the date hereof, the Company RIA Subsidiary has satisfied in all material respects its duty of “best execution” (as such term is understood under the Advisers Act) for each Advisory Client for which it exercises trading discretion. The receipt of all soft dollar brokerage and research services by the Company RIA Subsidiary qualify for the safe harbor afforded by Section 28(e) of the Exchange Act and the Company RIA Subsidiary has complied in all material respects with related disclosure rules, except, in each case, where the failure to do so would not have a Company Material Adverse Effect.

(s)                Any payment received by the Company RIA Subsidiary or any of its Subsidiaries under a placement agreement or arrangement, 12b-1 Plan or any other solicitation, distribution or revenue sharing arrangements complies in all material respects with applicable Law, except, in each case, where the failure to do so would not have a Company Material Adverse Effect.

(t)                 With respect to any “wrap fee program” (as defined under Rule 204(f) of the Advisers Act) sponsored or offered by the Company RIA Subsidiary, such “wrap fee program” complies in all material respects with the requirements of the Advisers Act, the Investment Company Act (including the safe harbor provisions of Rule 3a-4 promulgated thereunder) and all other applicable Laws, except as is not and would not have a material adverse effect on the Company RIA Subsidiary.

(u)               Section 4.23(u) of the Company Disclosure Schedules sets forth a list of all banking products and services provided by, or made available to, customers of any Group Company (“Banking Services”) pursuant to any Banking Services Provider Agreement and all forms of Banking Services Customer Agreements pursuant to which such Banking Products are provided to customers of any Group Company. No investigation, audit, inquiry or review by any Banking Services Provider or any Governmental Entity with respect to any Group Company is pending or, to the knowledge of any Group Company, threatened, nor has any Banking Services Provider (or any authorized agent or Government Entity that has supervisory or similar authority with respect to any Banking Services Provider) notified any Group Company in writing of its intention to conduct the same, nor has there been any such investigation, audit, inquiry or review in the past three (3) years. The applicable Group Company has established, adopted, maintained, had in effect, and to the knowledge of the Company, at all times during the three (3) years preceding the date hereof, there have been no material violations of, all such policies and procedures necessary or required to comply with applicable Law (including, for the avoidance of doubt, all Laws and Orders applicable to, or where compliance with any such Laws and Orders have been assumed by, any Group Company pursuant to any Banking Services Provider Agreement) and each Banking Services Provider Agreement. Complete and correct copies of such policies and procedures have been provided to Pioneer. The Group Companies, as applicable, have the legal right and authority, at any time and at their sole discretion, to transfer (or cause to be transferred) the Banking Services relationship (including each applicable customer agreement relating to the Banking Services relationship and all related customer and customer transaction data) of any Banking Services Customer to any other third-party provider of Banking Services without obtaining any third party approval, providing any notice in excess of 30 days or incurring any fees, costs or expenses in connection with such transfer.

Section 4.24         Investigation; No Other Representations.

(a)               The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Pioneer Parties and (ii) it has been furnished with or given access to such documents and information about the Pioneer Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)               In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 5 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any Pioneer Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 5 and in the Ancillary Documents to which it is or will be a party, none of the Pioneer Parties or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.25         EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY Pioneer PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS Article 4 OR THE ANCILLARY DOCUMENTS, NEITHER The Company NOR OR ANY OTHER PERSON MAKES, and the company EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY Pioneer PARTY OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY Pioneer PARTY IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Except for the representations and warranties expressly set forth in article 4 OR the ancillary DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY Pioneer PARTY IN EXECUTING, DELIVERING or PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS or THE TRANSACTIONS CONTEMPLATED HEREBY.

Article 5
REPRESENTATIONS AND WARRANTIES RELATING TO THE PIONEER PARTIES

Except (a) as set forth on the Pioneer Disclosure Schedules, it being agreed that disclosure of any item in any section or subsection of the Pioneer Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face or (b) as set forth in any Pioneer SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each Pioneer Party hereby jointly and severally represents and warrants to the Company as follows:

Section 5.1           Organization and Qualification.

(a)               Each Pioneer Party is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). Each Pioneer Party has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Pioneer Material Adverse Effect.

(b)               True and complete copies of the Governing Documents of the each Pioneer Party have been made available to the Company, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of each Pioneer Party are in full force and effect, and no Pioneer Party is in breach or violation of any provision set forth in its Governing Documents.

(c)               Each Pioneer Party is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Pioneer Material Adverse Effect.

Section 5.2           Authority. Each Pioneer Party has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Pioneer Shareholder Approvals and the approvals and consents to be obtained by Merger Sub pursuant to Section 6.9, the execution and delivery of this Agreement, the Ancillary Documents to which a Pioneer Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such Pioneer Party. This Agreement and each Ancillary Document to which a Pioneer Party is or will be a party, will be, upon execution thereof, duly and validly executed and delivered by such Pioneer Party and constitute or will constitute, upon execution thereof, as applicable, valid, legal and binding agreements of such Pioneer Party (assuming this Agreement has been and the Ancillary Documents to which such Pioneer Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such Pioneer Party in accordance with their terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 5.3           Consents and Requisite Governmental Approvals; No Violations.

(a)               No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a Pioneer Party with respect to such Pioneer Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby and thereby, (iii) such filings with and approvals of Nasdaq to permit Pioneer Shares to be issued in accordance with this Agreement to be listed on Nasdaq, (iv) such filings and approvals required in connection with the Domestication, (v) filing of the Certificate of Merger, (vi) the approvals and consents to be obtained by Merger Sub pursuant to Section 6.9, (vii) the Pioneer Shareholder Approvals or (viii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Pioneer Material Adverse Effect.

(b)               Neither the execution, delivery or performance by a Pioneer Party of this Agreement nor the Ancillary Documents to which a Pioneer Party is or will be a party nor the consummation by a Pioneer Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a Pioneer Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a Pioneer Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such Pioneer Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a Pioneer Party, except in the case of clauses (ii) through (iv) above, as would not have a Pioneer Material Adverse Effect.

Section 5.4           Brokers. Except as set forth on Section 5.4 of the Pioneer Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Pioneer for which Pioneer has any obligation (which fees shall be the sole responsibility of Pioneer, except as otherwise provided in Section 9.5).

Section 5.5           Information Supplied. None of the information supplied or to be supplied by or on behalf of either Pioneer Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the holders of Pioneer Shares or at the time of the Pioneer Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.6           Permits. Each of the Pioneer Parties, and, at all times since the date of its organization or incorporation, has held, all Permits that are required or are necessary to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not result in a Pioneer Material Adverse Effect. Except as is not and would not reasonably be expected to have a Pioneer Material Adverse Effect, (a) each such Permit is in full force and effect in accordance with its terms, (b) no written notice has been received by any Pioneer Party regarding any (i) actual or potential violation of, or failure to comply with, any term or requirement of any such Permit or (ii) revocation, cancellation, suspension, invalidation or termination of or refusal to renew any such Permit and (c) there is no Proceeding pending, or, to the knowledge of Pioneer, threatened in writing that seeks, or, to the knowledge of Pioneer, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any such Permit.

Section 5.7           Absence of Changes. During the period beginning on December 31, 2020 and ending on the date of this Agreement, (a) no Pioneer Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) no Pioneer Party has conducted any material business activities other than activities directed towards the accomplishment of its formation, initial public offering and a business combination (and related matters) and (ii) other than activities directed towards the accomplishment of its formation, initial public offering and a business combination (and related matters), no Pioneer Party has taken any action that would require the consent of the Company if taken during the period from the date of this Agreement until the Closing pursuant to Section 6.10(b).

Section 5.8           Capitalization of the Pioneer Parties.

(a)               Section 5.8(a) of the Pioneer Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Pioneer Shares and the Pioneer Warrants as of the date hereof. All outstanding Equity Securities of Pioneer (except to the extent such concepts are not applicable under the applicable Law of Pioneer’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) as of the date hereof have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of Pioneer and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under the Securities Act or under the Governing Documents of Pioneer) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the Pioneer Shares and Pioneer Warrants set forth on Section 5.8(a) of the Pioneer Disclosure Schedules (taking into account, for the avoidance of doubt, any changes or adjustments to the Pioneer Shares and the Pioneer Warrants as a result of, or to give effect to, the Domestication), immediately prior to Closing, there shall be no other equity interests of Pioneer issued and outstanding.

(b)               Immediately after the Effective Time, all of the issued and outstanding Pioneer Shares (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will have been issued in compliance in all material respects with applicable Law and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which Pioneer is a party or bound.

(c)               Except as expressly provided by this Agreement, the Ancillary Documents, the Pioneer SEC Reports or the transactions contemplated hereby and thereby or as mutually agreed to by the Parties, as of the date hereof, there are no outstanding (A) equity appreciation, phantom equity, profit participation rights or other equity or equity-based rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Pioneer, and, except as expressly contemplated by this Agreement, the Ancillary Documents or as mutually agreed in writing by the Parties, there is no obligation of Pioneer, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Pioneer.

(d)               The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Pioneer is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by Pioneer free and clear of all Liens (other than transfer restrictions under applicable Laws). Pioneer has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.

Section 5.9           SEC Filings. Pioneer has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to applicable Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Pioneer SEC Reports”) and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to applicable Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Pioneer SEC Reports”). Each of the Pioneer SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional Pioneer SEC Reports, as of their respective dates of filing (or, if amended, as of the date of such amendment), and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the applicable Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Pioneer SEC Reports or the Additional Pioneer SEC Reports (for purposes of the Additional Pioneer SEC Reports, assuming that the representation and warranty set forth in Section 4.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the Pioneer SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional SEC Reports, assuming that the representation and warranty set forth in Section 4.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Pioneer SEC Reports.

Section 5.10       Trust Account. As of the date of this Agreement, Pioneer has an amount in cash in the Trust Account equal to at least $402,511,911.15. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of one hundred eighty (180) days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated January 12, 2021, between Pioneer and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Pioneer SEC Reports to be inaccurate in any material respect or, to Pioneer’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the holders of Pioneer Shares who shall have elected to redeem their Pioneer Class A Shares pursuant to the Governing Documents of Pioneer or (iii) if Pioneer fails to complete a business combination within the allotted time period set forth in the Governing Documents of Pioneer and liquidates the Trust Account, subject to the terms of the Trust Agreement, Pioneer (in limited amounts to permit Pioneer to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Pioneer) and then the holders of Pioneer Shares as of such time). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Pioneer and the Trust Agreement. Pioneer has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of Pioneer, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the holders of Pioneer Shares who have elected to redeem their Pioneer Class A Shares pursuant to the Governing Documents of Pioneer, each in accordance with the terms of and as set forth in the Trust Agreement, Pioneer shall have no further obligation under either the Trust Agreement or the Governing Documents of Pioneer to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 5.11       Transactions with Affiliates. Section 5.11 of the Pioneer Disclosure Schedules sets forth all Contracts between (a) Pioneer, on the one hand and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either Pioneer or the Sponsor, on the other hand (each Person identified in this clause (b), other than any Pioneer Party, an “Pioneer Related Party”), other than (i) Contracts with respect to a Pioneer Related Party’s employment with, or the provision of services to, Pioneer entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation) and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 6.10(b) or entered into in accordance with Section 6.10(b). No Pioneer Related Party (A) owns any interest in any material asset used in the business of Pioneer, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of Pioneer or (C) owes any material amount to, or is owed material any amount by, Pioneer. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 5.11 are referred to herein as “Pioneer Related Party Transactions”.

Section 5.12       Litigation. There is no (and since its organization, incorporation or formation, as applicable, there has not been any) Proceeding pending or, to Pioneer’s knowledge, threatened against or involving any Pioneer Party that, if adversely decided or resolved, would be material to the Pioneer Parties, taken as a whole. None of the Pioneer Parties or any of their respective properties or assets is subject to any material Order. As of the date hereof, there are no material Proceedings by a Pioneer Party pending against any other Person.

Section 5.13       Compliance with Applicable Law. Each Pioneer Party (a) conducts (and since its organization, incorporation or formation, as applicable, has conducted) its business in accordance with all Laws and Orders applicable to such Pioneer Party and is not in violation of any such Law or Order, and (b) has not received any written communications from a Governmental Entity that allege that such Pioneer Party is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Pioneer Parties, taken as a whole.

Section 5.14       Merger Sub Activities. Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 5.15       Internal Controls; Listing; Financial Statements.

(a)               Except as not required in reliance on exemptions from various reporting requirements by virtue of Pioneer’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Pioneer has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Pioneer’s financial reporting and the preparation of Pioneer’s financial statements for external purposes in accordance with GAAP and (ii) Pioneer has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Pioneer is made known to Pioneer’s principal executive officer and principal financial officer by others within Pioneer.

(b)               Pioneer has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)               Since its initial public offering, Pioneer has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding Pioneer Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no material Proceeding pending or, to the knowledge of Pioneer, threatened against Pioneer by Nasdaq or the SEC with respect to any intention by such entity to deregister Pioneer Class A Shares or prohibit or terminate the listing of Pioneer Class A Shares on Nasdaq. Pioneer has not taken any action that is designed to terminate the registration of Pioneer Class A Shares under the Exchange Act.

(d)               The Pioneer SEC Reports contain true and complete copies of the applicable Pioneer Financial Statements. The Pioneer Financial Statements (i) fairly present in all material respects the financial position of Pioneer as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited Pioneer Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)               Pioneer has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Pioneer’s and its Subsidiaries’ assets. Pioneer maintains and, for all periods covered by the Pioneer Financial Statements, has maintained books and records of Pioneer in the ordinary course of business that are designed to provide reasonable assurance regarding the accuracy and completeness thereof and reflect the revenues, expenses, assets and liabilities of Pioneer in all material respects.

(f)                Since its incorporation, Pioneer has not received any written notification of any (i) a “significant deficiency” in the internal controls over financial reporting of Pioneer to Pioneer’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of Pioneer to Pioneer’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of Pioneer who have a significant role in the internal controls over financial reporting of Pioneer.

Section 5.16        No Undisclosed Liabilities. Except for the liabilities (a) incurred in connection with the evaluation, consideration, negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the Pioneer Expenses and any liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any shareholder demand or other shareholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (b) set forth or disclosed in the Pioneer Financial Statements included in the Pioneer SEC Reports, (c) that have arisen since the date of the most recent balance sheet included in the Pioneer SEC Reports in the ordinary course of business, (d) either permitted to be incurred pursuant to Section 6.10(b) or incurred in accordance with Section 6.10(b) or (e) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to Pioneer, Pioneer does not have any liabilities, debts or obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking, in each case, that would be required by GAAP to be set forth on the balance sheet of Pioneer.

Section 5.17         Tax Matters.

(a)               Each Pioneer Party has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Pioneer Party has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b)               Each Pioneer Party has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c)               No Pioneer Party is currently the subject of a Tax audit or examination, or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d)               No Pioneer Party has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e)               No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Pioneer Party which agreement or ruling would be effective after the Closing Date.

(f)                None of the Pioneer Parties is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)               Each Pioneer Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(h)               None of the Pioneer Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment. To the knowledge of Pioneer, no facts or circumstances exist that could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment.

(i)                 There are no Liens for material Taxes on any assets of any Pioneer Party other than Permitted Liens.

(j)                 No Pioneer Party (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Pioneer Party or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Pioneer Party or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(k)               Within the last three years, no written claims have been made by any Tax Authority in a jurisdiction where a Pioneer Party does not file Tax Returns that such Pioneer Party is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(l)                 No Pioneer Party is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes), and no Pioneer Party is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

Section 5.18        Investigation; No Other Representations.

(a)               Each Pioneer Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)               In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Pioneer Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company or any other Person, either express or implied, and each Pioneer Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 5.19         EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO the COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS Article 5 AND THE ANCILLARY DOCUMENTS, NONE OF THE Pioneer PARTIES OR ANY OTHER PERSON MAKES, and EACH Pioneer PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY Pioneer PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY Pioneer PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH Pioneer PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY or THEREBY. Except for the representations and warranties expressly set forth in Article 5 or the ancillary DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY Pioneer party, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY Pioneer PARTY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING or PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS or THE TRANSACTIONS CONTEMPLATED Hereby or thereby.

Article 6
COVENANTS

Section 6.1           Conduct of Business of the Company.

(a)             From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 6.1(a) of the Company Disclosure Schedules, as consented to in writing by Pioneer (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), or as a result of or in connection with COVID-19 Measures, (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Group Companies.

(b)             Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except (1) as expressly contemplated by this Agreement or any Ancillary Document, (2) as required by applicable Law, (3) as set forth on Section 6.1(b) of the Company Disclosure Schedules, (4) for transactions solely between the Company and its wholly-owned Subsidiaries or between such Subsidiaries, or (4) as consented to in writing by Pioneer (such consent, other than in the case of Section 6.1(b)(i) or Section 6.1(b)(vi), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i)                declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company;

(ii)              (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii)              adjust, split, combine or reclassify any of its Equity Securities;

(iv)              adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents;

(v)               (A) sell, assign, abandon, lease, license, convey, sublicense or otherwise dispose of any material assets or properties of the Group Companies (other than Intellectual Property, which is subject to Section 6.1(b)(xi)), or (B) create, subject or incur any Lien (other than Permitted Liens) on any material assets or properties of the Group Companies (other than Intellectual Property, which is subject to Section 6.1(b)(xi)), except in each case of clauses (A) and (B) for dispositions of obsolete assets or properties;

(vi)              transfer, issue, sell, assign, grant or otherwise directly or indirectly dispose of, or subject to a Lien (other than Permitted Liens), (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, except in the cases of each of clauses (A) and (B) for (1) the issuances of Equity Securities of the Company pursuant to the exercise or conversion of any options, warrants, convertible capital stock or other rights to acquire such Equity Securities; provided, that each such option, warrant, convertible capital stock or other right to acquire Equity Securities shall be in existence as of the date of this Agreement, or (2) the grant of Company Options, Company RSUs or other equity awards under the Company Equity Plan;

(vii)             (A) incur, create or assume any Indebtedness, other than ordinary course trade payables or (B) pay down the Company Convertible Notes or the PIPE Convertible Notes;

(viii)            except in the ordinary course of business (A) enter into, amend, modify, extend, renew or terminate any Real Property Lease or any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms or entering into additional work orders pursuant to, and in accordance with the terms of, any Material Contract), (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that if entered into prior to the execution and delivery of this Agreement would be a Material Contract;

(ix)               amend, modify, extend, renew, terminate or waive any benefits or rights under the Company Shareholder Written Consent, the Conversion Written Consent, the 2020 Notes Written Consent, the Shareholders Agreements Written Consent or the PIPE Convertible Notes Agreement;

(x)                make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than the reimbursement of expenses of employees in the ordinary course of business;

(xi)              transfer, sell, assign, license, sublicense, encumber, impair, abandon, permit to lapse or expire, dedicate to the public, cancel, subject to any Lien (other than Permitted Liens), fail to diligently maintain or otherwise dispose of any right, title or interest in any Company Owned Intellectual Property;

(xii)              disclose any confidential information or trade secrets (other than in the ordinary course of business subject to appropriate written obligations with respect to confidentiality, non-use and non-disclosure) or source code to any Person;

(xiii)            commit to, authorize or enter into any agreement in respect of any capital expenditure (or series of commitments or capital expenditures), other than those made in the ordinary course of business;

(xiv)            (i) modify, extend or enter into any CBA or (ii) recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of the Group Companies;

(xv)             implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate WARN;

(xvi)            except as required under the terms of any Employee Benefit Plan that is set forth on the Section 4.11(a) of the Company Disclosure Schedules, (A) amend or modify in any material respect, establish, adopt, enter into or terminate any Employee Benefit Plan or any benefit or compensation plan, policy, program, agreement, arrangement or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) other than in the ordinary course of business (including in connection with any annual performance reviews), pay, announce, promise to pay, increase or decrease, the compensation or benefits, including any severance, change in control, transaction bonus, equity or equity-based, retention or termination payments or benefits, payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) hire, engage or terminate (other than for “cause”), furlough or temporarily layoff any executive officer of the Group Companies whose annualized base salary cash compensation exceeds or would exceed $325,000, (D) take any action to accelerate any payment, right to payment or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, or (E) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company;

(xvii)           make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business, or take any action or knowingly fail to take any action where such action or failure could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment;

(xviii)          compromise, commence, or enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $4,500,000, in the aggregate, which grants injunctive relief or other equitable remedies against a Group Company or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or Pioneer or any of its Affiliates after the Closing);

(xix)            authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xx)            except as may be required by GAAP (or any interpretation thereof) or applicable Law, change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards or applicable law;

(xxi)            enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by this Agreement;

(xxii)           make any Change of Control Payment that is not set forth on Section 4.2(e) of the Company Disclosure Schedules;

(xxiii)          enter into any new line of business or expand any existing line of business, including enter or expand into new geographies, in each case, that would result in requiring authorizations, approvals, clearances, consents, actions or non-actions from any governmental entity or regulatory authority;

(xxiv)          any action that would result in the Company Broker-Dealer Subsidiary maintaining an amount of capital less than the amount required to be maintained by the Company Broker-Dealer Subsidiary under Rule 15c3-1 of the Exchange Act;

(xxv)           fail to maintain the Leased Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear, casualty and condemnation excepted; or

(xxvi)          enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.1.

Notwithstanding anything in this Section 6.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give Pioneer, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over its Business.

Section 6.2            Efforts to Consummate; Litigation.

(a)               Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 7 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, and (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents.

(b)               Each of the Pioneer Parties and the Company shall (and to the extent required, shall cause its Affiliates to) (i) as promptly as reasonably practicable (and in any event within ten (10) Business Days) following the date of this Agreement prepare and file the notification required of it under the HSR Act with respect to the transactions contemplated by this Agreement, and (ii) provide a reasonable response as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. Each Party shall as promptly as reasonably practicable furnish to the other Party such information and assistance as the other may reasonably request in connection with its preparation of any filing, application or submission that is necessary under the HSR Act. Without limiting the foregoing, (a) the Parties agree to use reasonable best efforts to take, or cause to be taken, all actions necessary or desirable to cause the expiration or termination of the applicable waiting periods, including requesting at the earliest possible time the early termination of the applicable waiting period under the HSR Act, as applicable, and (b) no Party shall extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Pioneer and the Company. Each Party shall (i) as promptly as reasonably practicable inform the other Party of any substantive communication between such Party and any Governmental Entity regarding any filings or other requests made under the HSR Act, (ii) permit the other Party to review any proposed written communication to any Governmental Entity related to the HSR Act or the filings of submissions made by any Party in advance of such written communications being provided to any such Governmental Entity, and each Party shall consider in good faith incorporating the reasonable comments of the other Party into any such written communications, (iii) give the other Party prompt written notice of the commencement of any Proceeding with respect to the matters contemplated in this Section 6.2 and keep the other Party reasonably informed as to the status of any such Proceeding, (iv) not agree to attend or participate in any substantive meeting or discussion, whether in person, videoconference or by telephone, with any Governmental Entity in respect of any filing, investigation or inquiry undertaken by such Governmental Entity pursuant to the HSR Act unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by applicable Law, gives the other Party the opportunity to attend or participate, and (v) as promptly as reasonably practicable, and to the extent permitted by applicable Law, furnish the other Party with copies of all correspondence, filings and written communications between such Party and their Affiliates and respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, in each case, with respect to the matters contemplated in this Section 6.2; provided that, any materials shared may be redacted before being provided to the other Party (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements and (C) as necessary to avoid disclosure of other competitively sensitive information or to address reasonable privilege or confidentiality concerns. Nothing in this Section 6.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of such Party or any of its Affiliates or any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with such other Party’s prior written consent.

(c)               (i) The Company shall bear the costs incurred in connection with obtaining the FINRA Approval, and (ii) the HSR Act filing fee shall be borne 50% by the Company and 50% by Pioneer.

(d)               From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Pioneer, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Pioneer, any of the Pioneer Parties or any of their respective Representatives (in their capacity as a representative of a Pioneer Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Group Company). Pioneer and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, Pioneer shall, subject to and without limiting the covenants and agreements, and the rights of the Company, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation brought by any holder of Pioneer Shares; provided, however, that in no event shall Pioneer or any of its respective Representatives settle or compromise any such Transaction Litigation brought by a holder or holders of Pioneer Shares without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed). Without limiting the generality of the foregoing, in no event shall the Company or any of its Representatives settle or compromise any Transaction Litigation without Pioneer’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

Section 6.3           Confidentiality and Access to Information.

(a)               The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, at all times prior to the termination of this Agreement, in the event that this Section 6.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b)               From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to Pioneer and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to Pioneer or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract in effect as of the date hereof with such third party, (C) violate any legally-binding obligation of any Group Company in effect as of the date hereof with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law) or (ii) if any Group Company, on the one hand, and any Pioneer Party or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c)               From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, Pioneer shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Pioneer Parties (in a manner so as to not interfere with the normal business operations of the Pioneer Parties). Notwithstanding the foregoing, Pioneer shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Pioneer Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract in effect as of the date hereof with such third party, (C) violate any legally-binding obligation in effect as of the date hereof of any Pioneer Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Pioneer Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), Pioneer shall use, and shall cause the other Pioneer Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law) or (ii) if a Pioneer Party, on the one hand, and any Group Company, or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that Pioneer shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(d)               The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person; provided that, if this Agreement is terminated for any reason prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 6.4           Public Announcements.

(a)               Subject to this Section 6.4(a), Section 6.7 and Section 6.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Party; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any Pioneer Party, or Pioneer, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with Sponsor and Pioneer and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 6.4 or otherwise in this Agreement, the Parties agree that (x) the Company and Pioneer and their respective Affiliates and Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor in connection with normal fund raising or related marketing or informational or reporting activities, so long as such investors are subject to obligations of confidentiality, (y) the Company may make internal announcements to the employees of the Company and its Subsidiaries in the ordinary course of business and engage in communications with its bankers, customers, vendors and suppliers (in each case, subject to the prior written approval of Pioneer), and (z) in no event shall any public statement, press release or other communication made pursuant to this Agreement (including the Signing Press Release, the Closing Press Release and any Registration Statement / Proxy Statement) identify the Company Shareholder set forth on Section 6.4(a) of the Company Disclosure Schedule, by name or other identifying characteristic, without the consent of such Company Shareholder, except for any such announcement or other communication that is required by applicable Law or requested by a Governmental Entity, in which case the disclosing Party and its Representatives shall use reasonable best efforts to consult with such Company Shareholder to review such announcement or communication and give such Company Shareholder the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith.

(b)               The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Pioneer prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement, but no later than the first Business Day thereafter. Promptly after the execution of this Agreement and the release of the Signing Press Release, Pioneer shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the applicable Laws. The form and substance of the Signing Filing shall be approved in advance of filing in writing by the Company (such approval not to be unreasonably withheld, conditioned, or delayed). The Company, on the one hand, and Pioneer, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Pioneer, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Pioneer shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by applicable Laws. The form and substance of the Closing Filing shall be approved in advance of filing in writing by the Company (such approval not to be unreasonably withheld, conditioned, or delayed). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 6.5           Tax Matters.

(a)               Tax Treatment.

(i)                The Parties intend that (A) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (B) the Merger shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a) of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii)              Pioneer and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Merger qualifying for the Intended Tax Treatment and (B) in the case of Pioneer, the Domestication qualifying for the Intended Tax Treatment.

(iii)             Each Party shall use reasonable best efforts to promptly notify the other Party in writing if, before the Closing Date, such Party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Merger qualifying for the Intended Tax Treatment).

(iv)             If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, Pioneer and the Company shall deliver to Kirkland & Ellis LLP and Paul Hastings LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, Kirkland & Ellis LLP shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Domestication and, if required, Paul Hastings LLP shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger.

(b)               Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, any claim for a refund of any Tax, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the holders of Pioneer Shares as of such time such information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Pioneer’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualified Electing Fund” election under Section 1295 of the Code for such taxable period and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(c)               Pioneer Taxable Year. The Parties agree to treat the taxable year of Pioneer as ending on the date of the Domestication for U.S. federal income tax purposes.

Section 6.6           Exclusive Dealing.

(a)               From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies not to, and shall direct its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), discuss, negotiate or knowingly facilitate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify Pioneer promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep Pioneer fully informed on a current basis of any modifications to such offer or information.

(b)               From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Pioneer Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), discuss, negotiate or knowingly facilitate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Pioneer Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Pioneer Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Pioneer Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any Pioneer Party (or any Affiliate or successor of any Pioneer Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Pioneer agrees to (A) notify the Company promptly upon receipt of any Pioneer Acquisition Proposal by any Pioneer Party, and to describe the terms and conditions of any such Acquisition Proposal in reasonable detail (including the identity of any person or entity making such Pioneer Acquisition Proposal) and (B) keep the Company fully informed on a current basis of any modifications to such offer or information.

Section 6.7           Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable (and in any event within 40 days) following the date of this Agreement, Pioneer and the Company shall jointly prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Parties), and Pioneer shall file with the SEC, the Registration Statement / Proxy Statement. Each of Pioneer and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under applicable Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the other of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Pioneer, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 6.7 or for including in any other statement, filing, notice or application made by or on behalf of Pioneer to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement and the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 6.5(a)(iv). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any Pioneer Party, the Company, or, in the case of the Company, Pioneer thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Pioneer, the Company, or, in the case of the Company, Pioneer (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) Pioneer shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) Pioneer shall cause, if appropriate, such amendment or supplements to be mailed to the Pioneer stockholders. Pioneer shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Pioneer Shares for offering or sale in any jurisdiction, and Pioneer and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 6.8           Pioneer Shareholder Approvals. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Pioneer shall (a) duly give notice of a meeting of its shareholders (the “Pioneer Shareholders Meeting”) and (b) use reasonable best efforts to convene and hold the Pioneer Shareholders Meeting in accordance with the Governing Documents of Pioneer, no later than thirty (30) Business Days following the date the Registration Statement / Proxy Statement is declared effective by the SEC for the purposes of obtaining the Pioneer Shareholder Approvals and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a Pioneer Shareholder Redemption. Pioneer shall, through its board of directors, recommend to its shareholders (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the adoption and the approval of the Domestication (the “Domestication Proposal”); (iii) the adoption and approval of the issuance of the Pioneer Shares in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iv) the adoption and approval of the amendments to the Governing Documents of Pioneer contemplated by the Pioneer Certificate of Incorporation and the Pioneer Bylaws (the “Governing Document Proposals”); (v) the adoption and approval of the Pioneer Designee and the Company Designees to serve as directors on the Board (the “Director Election Proposal”); (vi) the adoption and approval of the Pioneer Incentive Equity Plan and Pioneer Employee Stock Purchase Plan (the “Equity Incentive Plan and Employee Stock Purchase Plan Proposal”); (vii) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto, (viii) the adoption and approval of each other proposal reasonably agreed by Pioneer and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ix) the adoption and approval of a proposal for the adjournment of the Pioneer Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (ix) together, the “Transaction Proposals” and such proposals in (i) through (viii) together, the “Required Transaction Proposals”)); provided, that, notwithstanding the foregoing, Pioneer may postpone or adjourn the Pioneer Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the Pioneer Shareholder Approvals and approval of the Transaction Proposals, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Pioneer has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the holders of Pioneer Shares prior to the Pioneer Shareholders Meeting or (D) if the holders of Pioneer Class A Shares have elected to redeem a number of Class A Shares as of such time that would reasonably be expected to result in the condition set forth in Section 7.3(c) not being satisfied; provided that, without the consent of the Company, in no event shall Pioneer adjourn the Pioneer Shareholders Meeting for more than thirty (30) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date.

Section 6.9           Merger Sub Shareholder Approvals. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, Pioneer, as the sole shareholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 6.10         Conduct of Business of Pioneer.

(a)               From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Pioneer Parties shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as consented to in writing by the Company (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed) or in connection with COVID-19 Measures, (i) operate the business of the Pioneer Parties in the ordinary course in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Pioneer Parties; and (iii) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

(b)           From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Pioneer Parties shall not, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the Domestication, the PIPE Convertible Notes or the PIPE Financing), as required by applicable Law, as set forth on Section 6.10 of the Pioneer Disclosure Schedules or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(i)                adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any Pioneer Party

(ii)               declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of the Pioneer Parties, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of the Pioneer Parties, other than, for the avoidance of doubt, for the Pioneer Shareholder Redemption;

(iii)              (A) merge, consolidate, or combine any Pioneer Party with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iv)             make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business, or take any action or knowingly fail to take any action where such action or failure could reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment;

(v)               adjust, split, combine or reclassify any Equity Securities of any Pioneer Party;

(vi)             transfer, issue, sell, assign, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Pioneer Party, other than pursuant to the PIPE Investor Subscription Agreements, or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Pioneer Party to issue, deliver or sell any Equity Securities of any Pioneer Party;

(vii)            make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than the reimbursement of expenses of employees in the ordinary course of business; except as expressly required by the Subscription Agreements,

(viii)           incur, create or assume any material Indebtedness or guarantee or guarantee the Indebtedness of any other Person;

(ix)              enter into, renew, modify or revise any Pioneer Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a Pioneer Related Party Transaction), other than the entry into any Contract with a Pioneer Related Party with respect to the incurrence of Indebtedness permitted by Section 6.10(b)(vii);

(x)               authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(xi)             authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Pioneer Party;

(xii)             change any Pioneer Party’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards, GAAP, or applicable law;

(xiii)            enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by this Agreement;

(xiv)            modify or amend the Trust Agreement or PIPE Investor Subscription Agreements or enter into or amend any other agreement related to the Trust Account or the PIPE Financing;

(xv)             take any action that would cause Pioneer to not qualify as an “emerging growth company” within the meaning of the JOBS Act; or

(xvi)            enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 6.10.

Section 6.11       Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 7 and provision of notice thereof to the Trustee (which notice Pioneer shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Pioneer shall (i) cause the documents, certificates, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with the Termination Letter (attached as Exhibit A to the Trust Agreement), and (ii) use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the Termination Letter (attached as Exhibit A to the Trust Agreement), including (A) paying as and when due all amounts, if any, payable to the Public Shareholders of Pioneer pursuant to the Pioneer Shareholder Redemption, (B) paying the amounts due to the underwriters of Pioneer’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Pioneer in accordance with the Trust Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.12         Company Shareholder Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Shareholder Written Consent Deadline”), the Company shall obtain the Company Shareholder Written Consent.

Section 6.13         Pioneer Indemnification; Directors’ and Officers’ Insurance.

(a)               Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each Pioneer Party, as provided in the Governing Documents of the applicable Pioneer Party’s Governing Documents or otherwise in effect as of immediately prior the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time (in the case of Pioneer and Merger Sub), shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time, for a period of six (6) years and (ii) Pioneer will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Pioneer shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable Pioneer Party’s Governing Documents or other applicable agreements as in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Pioneer Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time, in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any Pioneer Party (the “Pioneer D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time (in the case of Pioneer and Merger Sub) and relating to the fact that such Pioneer D&O Person was a director or officer of any Pioneer Party immediately prior the Effective Time, as applicable, unless such amendment, repeal or other modification is required by applicable Law.

(b)              Pioneer shall not have any obligation under this Section 6.13 to any Pioneer D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Pioneer D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)               Pioneer shall purchase on the Closing Date and maintain in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Pioneer Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time, as applicable (the “Pioneer D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Pioneer’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that Pioneer shall not pay a premium for such “tail” policy in excess of 300% of the most recent annual premium paid by Pioneer prior to the date of this Agreement and, in such event, Pioneer shall purchase the maximum coverage available for 300% of the most recent annual premium paid by Pioneer prior to the date of this Agreement.

(d)              If Pioneer or any of its respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Pioneer shall assume all of the obligations set forth in this Section 6.13.

(e)              The Pioneer D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.13 are intended to be third-party beneficiaries of this Section 6.13. This Section 6.13 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Pioneer.

Section 6.14         Company Indemnification; Directors’ and Officers’ Insurance.

(a)               Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Pioneer will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Pioneer shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)               None of Pioneer or the Group Companies shall have any obligation under this Section 6.14 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)               The Company shall purchase, at or prior to the Closing, and Pioneer shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that the Company shall not pay a premium for such “tail” policy in excess of 300% of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company shall purchase the maximum coverage available for 300% of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.

(d)               If Pioneer or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Pioneer shall assume the appropriate obligations set forth in this Section 6.14.

(e)               The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 6.14 are intended to be third-party beneficiaries of this Section 6.14. This Section 6.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Pioneer.

Section 6.15          Post-Closing Directors and Officers.

(a)               Pioneer shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time (i) the Pioneer Board shall consist of seven (7) directors who shall be elected annually, of which (x) one (1) director shall be designated by the Company in accordance with Section 6.15(b), and (y) six (6) directors shall be designated by the Company, in each case as set forth below, (ii) the members of the Pioneer Board are the individuals determined in accordance with Section 6.15(b) or Section 6.15(c); (iii) the members of the compensation committee, audit committee and nominating committee of the Pioneer Board are the individuals determined in accordance with Section 6.15(d); and (iv) the officers of Pioneer (the “Officers”) are the individuals determined in accordance with Section 6.15(e).

(b)               Prior to the effectiveness of the Registration Statement / Proxy Statement with the SEC, the Company shall designate one (1) Person from the list of candidates set forth on Section 6.15(b) of the Pioneer Disclosure Schedules to be a director on the Pioneer Board immediately after the Effective Time (the “Pioneer Designee”).

(c)               Prior to the effectiveness of the Registration Statement / Proxy Statement with the SEC, the Company shall, upon consultation with Pioneer, designate six (6) Persons to be directors on the Pioneer Board immediately after the Effective Time (the “Company Designees”).

(d)               Prior to the effectiveness of the Registration Statement / Proxy Statement with the SEC, (i) Pioneer shall designate the Pioneer Designee to serve as a member of the compensation committee or the audit committee of the Pioneer Board immediately after the Effective Time, subject to applicable listing rules of Nasdaq and applicable Law and (ii) the Company shall, subject to clause (i), designate each other director that will serve on the compensation committee, the audit committee and the nominating committee of the Pioneer Board immediately after the Effective Time, subject to applicable listing rules of Nasdaq and applicable Law.

(e)               The Persons identified on Section 6.15(e) of the Company Disclosure Schedules shall be the officers of Pioneer immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that such Persons identified on Section 6.15(e) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability or otherwise) to serve as an officer, then, prior to the effectiveness of the Registration Statement / Proxy Statement with the SEC, the Company may, with the prior written consent of Pioneer (such consent not to be unreasonably withheld, conditioned or delayed), replace such individual with another individual to serve as such officer by amending Section 6.15(e) of the Company Disclosure Schedules to include such replacement individual as such officer.

(f)               Prior to the effectiveness of the Registration Statement / Proxy Statement with the SEC, Pioneer shall use reasonable best efforts to assist Acorns in identifying qualified candidates to serve on the Pioneer Board.

Section 6.16         PCAOB Financials.

(a)           As promptly as reasonably practicable (and, in the case of clause (i), in any event within 30 days following the date of this Agreement), the Company shall deliver to Pioneer (i) the Closing Company Unaudited Financial Statements and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), as applicable, that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Pioneer with the SEC in connection with the transactions contemplated by this Agreement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year) that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Pioneer with the SEC in connection with the transactions contemplated in this Agreement (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(b)           The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, Pioneer in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Pioneer with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 6.17         Pioneer Incentive Equity Plan. At least one (1) day prior to the Closing Date, the Pioneer Board shall approve and adopt an equity incentive plan in substantially the form attached hereto as Exhibit M, with any changes or modifications thereto as the Company and Pioneer may mutually agree (the “Pioneer Incentive Equity Plan”), in the manner prescribed under Section 422 of the Code and other applicable Laws. The total number of Pioneer Shares to be reserved for issuance pursuant to the Pioneer Incentive Equity Plan shall be equal to twelve percent (12%) of the aggregate number of Pioneer Shares that will be outstanding as of immediately after the Closing, calculated on a fully-diluted basis (but not giving effect to the number of shares to be reserved under the Pioneer Incentive Equity Plan). For the avoidance of doubt, at least one (1) day prior to the Closing Date, the Pioneer Board shall approve and adopt an employee stock purchase plan, with such terms and conditions as the Company and Pioneer may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Pioneer, as applicable) (the “Pioneer Employee Stock Purchase Plan”). Pioneer shall use reasonable best efforts to file an effective registration statement in Form S-8 (or other applicable form), as promptly as practicable following the date Pioneer is first allowed to file a registration statement on Form S-8, with respect to the Pioneer Shares issuable under the Pioneer Incentive Equity Plan and Pioneer Employee Stock Purchase Plan.

Section 6.18         FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to Pioneer (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to Pioneer, (b) a statement in accordance with the requirements of Treasury Regulations Section 1.1445-2(b)(2) from the Company certifying that it is not a “foreign person” as defined in Section 1445(f)(3) of the Code and (c) an IRS Form W-9 duly executed by the Company.

Section 6.19         PIPE Investor Subscription Agreements. Unless otherwise approved in advance in writing by the Company (which approval may be withheld in the Company’s sole discretion), Pioneer shall not (other than changes that are solely ministerial or otherwise immaterial and does not affect any economic or any other material term of a Subscription Agreement) permit any amendment or modification to be made, to permit any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacement of, any of the PIPE Investor Subscription Agreements, in each case, other than any assignment or transfer expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided that, in the case of any such permitted assignment or transfer, the initial party to such PIPE Investor Subscription Agreement remains bound by its obligations with respect thereto in the event that the assignee or transferee does not comply with its obligations to consummate the purchase of the Pioneer Shares thereunder. Subject to the immediately preceding sentence and in the event that all conditions in the PIPE Investor Subscription Agreements have been satisfied, Pioneer shall use its reasonable best efforts to take, or to cause to be taken, all actions required or necessary to consummate the transactions contemplated by the PIPE Investor Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the PIPE Investor Subscription Agreements to cause the PIPE Investors to pay to Pioneer the applicable purchase price under each PIPE Investor Subscription Agreement in accordance with its terms. Without limiting the generality of the foregoing, Pioneer shall give the Company prompt written notice: (i) of any requested amendment to any PIPE Investor Subscription Agreement, (ii) of any breach of default to the knowledge of Pioneer (or any event or circumstance that, to the knowledge of Pioneer, with or without notice, lapse of time or both, would give rise to any breach or default) by any party to any PIPE Investor Subscription Agreement, (iii) of the receipt of any written notice or other written communication from any party to a PIPE Investor Subscription Agreement with respect to any actual or, to the knowledge of Pioneer, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any PIPE Investor Subscription Agreement or any provision thereof, and (iv) if Pioneer does not expect to receive all or any portion of the applicable purchase price under any PIPE Investor Subscription Agreement in accordance with its terms. The Company shall have the right to compel Pioneer to use reasonable best efforts to enforce the provisions of the PIPE Investor Subscription Agreements against any Person who is a party thereto.

Section 6.20         FINRA Approval. The Company shall, or shall cause the Company Broker-Dealer Subsidiary to, (i) prepare and file as soon as reasonably practicable following the date hereof (and in any event within ten (10) Business Days following the date hereof) a continuing membership application for approval of a change in ownership or control of the Company Broker-Dealer Subsidiary under FINRA Rule 1017 with respect to the transaction contemplated by this Agreement (the “FINRA Application”) and (ii) use commercially reasonable efforts to prepare and submit applications for approval or notice filings required under applicable state securities Laws with respect to a change in ownership or control of the Company Broker-Dealer Subsidiary with respect to Governmental Authorities in the U.S. states which require such approvals or filings (such states, the “BD Consent States”). The Company shall provide Pioneer with a reasonable opportunity to review and provide comments on any draft materials and applications relating to the FINRA Application and any application for approval or notice filing with respect to BD Consent States, and the Company shall consider in good faith Pioneer’s reasonable comments regarding such materials and, to the extent any such comments relate to disclosure directly regarding Pioneer and such comments are reasonable, the Company shall incorporate such comments. The Company shall use reasonable efforts to promptly apprise Pioneer of the occurrence and substance of each material communication from or to FINRA or the SEC with respect to the FINRA Approval and any application for approval or notice filing with respect to BD Consent States. Without the prior written consent of Pioneer, the Company shall not, and shall not permit the Company Broker-Dealer Subsidiary to, agree to any material restriction or condition imposed by FINRA in connection with the FINRA Approval.

Section 6.21         Nasdaq Listing. From the date of this Agreement through the Closing, Pioneer shall remain listed as a public company on Nasdaq, shall prepare and submit a listing application in connection with the transactions contemplated hereby, covering the Pioneer Shares to be issued hereunder in connection with the Closing but not in connection with the Acorns Customer Loyalty Share Program (the “Listing Application”). Pioneer shall use its reasonable best efforts to cause (i) the Listing Application to be approved by the Nasdaq, (ii) Pioneer to satisfy all applicable initial and continuing listing requirements of Nasdaq, and (iii) the Pioneer Shares to be issued hereunder to be approved for listing on Nasdaq the trading ticker “OAKS” (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event as of immediately following the Closing.

Section 6.22         Advisory Client Consents. The Company shall, or shall cause the Company RIA Subsidiary to, as soon as reasonably practicable following the date hereof (and in any event within ten (10) Business Days following the date hereof), send to each Advisory Client a written notice in a manner authorized or permitted under such Advisory Client’s Advisory Agreement(s) (the “Client Notices”) (a) describing the transactions contemplated by this Agreement, (b) requesting such Advisory Client’s affirmative Consent to the “assignment” (as defined in the Advisers Act) of its Advisory Agreement resulting from the consummation of the transactions contemplated hereby, (c) providing an opportunity for such Advisory Client to countersign and acknowledge such Client Notice and (d) to the extent permitted in such Advisory Client’s Advisory Agreement(s), informing such Advisory Client that the Advisory Client’s consent to the assignment of its Advisory Agreement(s) will be deemed given if the Advisory Client does not, before the date that is sixty (60) days following the date such Client Notice was provided to the Advisory Client, indicate in writing to the Company RIA Subsidiary that it does not consent to the assignment of its Advisory Agreement(s). In the event that an Advisory Client (an “Objecting Client”) has (A) notified the Company or the Company RIA Subsidiary that it intends to terminate its investment relationship with the Company or the Company RIA Subsidiary or (B) otherwise objected to the consummation of the transactions contemplated hereby (any such action taken under sub-clause (A) or (B), an “Objection”), such Objecting Client may in the sole discretion of the Company be deemed to have given its Consent if, subsequent to receiving the Objecting Client’s Objection, the Company obtains the written consent of such Objecting Client to the “assignment” of its Advisory Agreement resulting from the consummation of the transactions contemplated hereby. Pioneer shall be provided a reasonable opportunity to review and provide comments on all Client Notices to be used by the Company RIA Subsidiary prior to distribution, and the Company shall incorporate such comments to the extent it would be reasonable and practical to do so.

Section 6.23         Loyalty Program. From and after the date of this Agreement, and in any event prior to the Closing Date, Pioneer and the Company shall cooperate in good faith to mutually agree upon the terms and conditions of the Acorns Customer Loyalty Share Program (the “Loyalty Program”), which Pioneer and the Company agree will include, at a minimum, the terms and conditions set forth in Exhibit N attached hereto, together with any changes or modifications thereto as the Company and Pioneer may mutually agree upon prior to the Closing Date (the “Loyalty Program Framework”). Promptly following the Closing Date, the Pioneer Board shall approve and adopt the Loyalty Program in the form and substance mutually agreed to by the Company and Pioneer prior to the Closing Date, and Pioneer shall use its reasonable best efforts to implement the provisions of the Loyalty Program promptly following such approval and adoption.

Section 6.24         Notices. Promptly following the execution of this Agreement, and in any event prior to the Closing Date, the Company shall deliver to the counterparties under the Contracts set forth on Section 6.24 of the Company Disclosure Schedules any notices required to be given by the Company under such Contracts as a result of or in connection with the transactions contemplated by this Agreement.

Article 7
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED

BY THIS AGREEMENT

Section 7.1           Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:

(a)               all applicable waiting periods under the HSR Act shall have expired or otherwise been terminated, and there shall not be in effect any voluntary agreement between Pioneer and the Company, on the one hand, and the Federal Trade Commission or the Department of Justice, on the other hand, pursuant to which the Parties have agreed not to consummate the Merger for any period of time;

(b)              no Order, Law or other legal restraint issued by any Governmental Entity enjoining or prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect; provided, that the Governmental Entity issuing such Order, Law or legal restraint has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(c)               the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d)               the Company Preferred Shares Conversion shall have occurred as contemplated by the Conversion Written Consent;

(e)               the Company 2020 Convertible Notes Conversion shall have occurred as contemplated by the 2020 Notes Written Consent;

(f)               the Company Shareholder Written Consent shall have been obtained;

(g)              the Pioneer Shareholder Approvals shall have been obtained;

(h)              after giving effect to the transactions contemplated hereby (including the PIPE Financing and the Pioneer Shareholder Redemption), Pioneer shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time; and

(i)               the FINRA Approval shall have been obtained without any material restrictions or conditions.

Section 7.2           Other Conditions to the Obligations of the Pioneer Parties. The obligations of the Pioneer Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by Pioneer (on behalf of itself and the other Pioneer Parties) of the following further conditions:

(a)              (i) the Company Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 4.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date) and (iv) the representations and warranties of the Company set forth in Article 4 (other than the Company Fundamental Representations and the representations and warranties set forth in Section 4.2(a), Section 4.2(b) and Section 4.8(a)) shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, would not have a Company Material Adverse Effect;

(b)              the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it at or prior to the Closing;

(c)               since the date of this Agreement, no Company Material Adverse Effect shall have occurred; and

(d)               at or prior to the Closing, the Company shall have delivered to Pioneer a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied.

Section 7.3           Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:

(a)              (i) the Pioneer Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 5.8(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date) and (iii) the representations and warranties of the Pioneer Parties (other than the Pioneer Fundamental Representations and the representations and warranties set forth in Section 5.8(a)) contained in Article 5 of this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Pioneer Material Adverse Effect” or any similar limitation set forth herein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, would not have a Pioneer Material Adverse Effect;

(b)              the Pioneer Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c)               since the date of this Agreement, no Pioneer Material Adverse Effect shall have occurred;

(d)               the Closing Aggregate Cash Amount shall be equal to or greater than $340,000,000;

(e)               Pioneer’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved by Nasdaq and, immediately following the Effective Time, Pioneer shall be in compliance with any applicable initial and continuing listing requirements of Nasdaq, and Pioneer shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Pioneer Shares (including the Pioneer Shares to be issued hereunder in connection with the Closing but not in connection with the Acorns Customer Loyalty Share Program) included in the Listing Application shall have been approved for listing on Nasdaq; and

(f)               at or prior to the Closing, Pioneer shall have delivered, or caused to be delivered to the Company certificate duly executed by an authorized officer of Pioneer, dated as of the Closing Date, to the effect that the conditions specified in Section 7.3(a), Section 7.3(b) and Section 7.3(b) are satisfied.

Section 7.4            Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 6.3, or a breach of this Agreement. None of the Pioneer Parties may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by a Pioneer Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 6.3, or a breach of this Agreement.

Article 8
TERMINATION

Section 8.1           Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)              by mutual written consent of Pioneer and the Company;

(b)              by Pioneer, upon written notice to the Company, if there is any breach of any of the representations or warranties set forth in Article 4 or if there is any breach by the Company of any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied as of the Closing and the breach or breaches of such representations, warranties covenants or agreements, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by Pioneer and (ii) the Termination Date; provided, however, that none of the Pioneer Parties is then in breach of this Agreement so as to prevent the conditions to Closing set forth in either Section 7.3(a) or Section 7.3(b) from being satisfied;

(c)               by the Company, upon written notice to Pioneer, if there is any breach of the representations or warranties set forth in Article 5 or if there is any breach by any Pioneer Party of any covenant or agreement on the part of such applicable Pioneer Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied as of the Closing and the breach or breaches of such representations, warranties, covenants or agreements, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Pioneer by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the conditions to Closing set forth in either Section 7.2(a) or Section 7.2(b) from being satisfied;

(d)               by either Pioneer or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to January 15, 2022 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to Pioneer if any Pioneer Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date and (ii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e)               by either Pioneer or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and non-appealable;

(f)               by either Pioneer or the Company, if the Pioneer Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, Pioneer’s shareholders have duly voted and the Pioneer Shareholder Approvals were not obtained; or

(g)               by Pioneer, if the Company Shareholder Written Consent has not been obtained on or prior to the Company Shareholder Written Consent Deadline.

Section 8.2            Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this entire Agreement shall forthwith become void (and there shall be no liability or obligation on the part of the Parties or their respective Representatives), with the exception of Section 6.3, this Section 8.2, Article 9 and Article 1 (to the extent related to the foregoing), and the Confidentiality Agreement, each of which shall survive such termination and remain a valid and binding obligation of the Parties in accordance with their respective terms. Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 8.1 shall not relieve any Party from liability for any intentional and willful breach of this Agreement prior to such termination.

Article 9
MISCELLANEOUS

Section 9.1           Non-Survival. All of the representations, warranties, agreements and covenants in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of any of such representations, warranties, agreements and covenants, shall not survive the Closing and shall terminate and expire upon the occurrence of the Effective Time; provided that nothing in this Section 9.1 or anything else in this Agreement shall limit: (i) the survival of any agreement or covenant of the Parties that, by its terms, expressly contemplates performance, in whole or in part, after the Closing, which agreements and covenants shall survive the Closing in accordance with their respective terms, (ii) the liability of any Person with respect to actual fraud in the making of the representations and warranties in Article 4 and Article 5 as applicable, or (iii) the rights of the Parties under this Article 9.

Section 9.2           Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of each of the Parties hereto. Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.2 shall be void.

Section 9.3            Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by each of the Parties hereto, and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 9.3 shall be void, ab initio.

Section 9.4            Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)               If to any Pioneer Party, to:

Pioneer Merger Corp.

660 Madison Avenue, 19th Floor

New York, NY 10065

Attn: Jonathan Christodoro

E-mail:	jchristodoro@patriotgm.com
notices@falconedgecap.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Attention:	Marshall Shaffer, P.C.
Christian O. Nagler
Eric Schiele, P.C.
Facsimile:	(212) 446-6460
E-mail:	marshall.shaffer@kirkland.com
christian.nagler@kirkland.com
eric.schiele@kirkland.com

(b)               If to the Company, to:

Acorns Grow Incorporated

5300 California Avenue

Irvine, CA 92617

Attention:	Ashley Good, Esq.
E-mail:	legal@acorns.com

with a copy (which shall not constitute notice) to:

Paul Hastings LLP

4747 Executive Drive, Ste. 1200

San Diego, CA 92121

Attention:	Carl R. Sanchez
Joseph Swanson
Facsimile:	(858) 458-3130
E-mail:	carlsanchez@paulhastings.com
josephswanson@paulhastings.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.5           Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors, accountants and other representatives or consultants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Pioneer shall pay, or cause to be paid, all Unpaid Pioneer Expenses and (b) if the Closing occurs, then Pioneer shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid Pioneer Expenses, which such payments shall be made by Pioneer upon consummation of the Merger and release of proceeds from the Trust Account.

Section 9.6            Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Pioneer, any documents or other materials posted to the electronic data room located at www.dfsvenue.com under the project name “Project Achieve” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). When calculating the period of time before which, within which or following which any action under this Agreement is required to be done, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 9.7            Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in Sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Pioneer Disclosure Schedules corresponding to any Section or subsection of Article 4 (in the case of the Company Disclosure Schedules) or Article 5 (in the case of the Pioneer Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 4 (in the case of the Company Disclosure Schedules) or Article 5 (in the case of the Pioneer Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 4 or 5 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 9.8            Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any rights or remedies of any nature whatsoever under or by reason of this Agreement, other than the rights of a Person pursuant to the provisions of Section 3.4(c), Section 6.4(a), Section 6.13, Section 6.14, Section 9.12 and Section 9.18 (which will be for the benefit of such Persons set forth therein and each of whom are intended to be express third-party beneficiaries of, and may enforce, such provisions).

Section 9.9           Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.10       Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by facsimile, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 9.11       Knowledge of Company; Knowledge of Pioneer. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.11 of the Company Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to Pioneer’s knowledge” and “to the knowledge of Pioneer” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.11 of the Pioneer Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 9.11 of the Company Disclosure Schedules or Section 9.11 of the Pioneer Disclosure Schedules shall have any personal liability or obligations regarding such knowledge.

Section 9.12       No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Proceeding for breach of this Agreement may only be made against, the Parties to this Agreement, and none of the Pioneer Related Parties nor the Company Related Parties shall have any liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. No Party shall have any right of recovery in respect hereof against any Company Related Party or Pioneer Related Party of such Party, as applicable, and no personal liability shall attach to any Company Related Party or Pioneer Related Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Proceeding or otherwise. The provisions of this Section 9.12 are intended to be for the benefit of, and are enforceable by, the Company Related Parties and the Pioneer Related Parties and each such Person shall be an express third-party beneficiary of this Section 9.12. This Section 9.12 shall be binding on all successors and assigns of the Parties.

Section 9.13       Extension; Waiver. At any time prior to the Closing, the Company, on the one hand, and Pioneer (on behalf of itself and Merger Sub), on the other hand may, to the extent not prohibited by applicable Law (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties made by the other Party for the benefit of such waiving Party set forth herein, and (c) waive compliance by the other Party with any of the agreements or conditions for the benefit of such waiving Party set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.14       Governing Law. This Agreement, the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and any claim, action, suit, dispute, or controversy arising out of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law principle, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 9.15       Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County) for the purposes of any Proceeding (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 9.15 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.4 shall be effective service of process for any such Proceeding.

Section 9.16       Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.16.

Section 9.17       Remedies. Except as otherwise expressly provided herein, prior to the Closing, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.18       Legal Representation. Pioneer agrees on behalf of itself and its directors, members, partners, officers, employees and Affiliates (including the Sponsor), and each of their respective successors and assigns (including after the Closing, the Surviving Corporation) (all such parties, the “Paul Hastings Waiving Parties”) that Paul Hastings LLP (“Paul Hastings”) may represent the stockholders of the Company or any of their respective directors, members, partners, officers, employees of Affiliates (other than the Surviving Corporation) (collectively, the “Paul Hastings WP Group”) in each case, solely in connection with any Proceeding or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Company and its Subsidiaries or other Paul Hastings Waiving Parties, and each of Pioneer and the Company on behalf of itself and the Paul Hastings Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising out of or relating to Paul Hastings’ prior representation of the Company, its Subsidiaries or any Paul Hastings Waiving Parties. Pioneer and the Company, on behalf of themselves and on behalf of the Paul Hastings Waiving Parties hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Company and its Subsidiaries or any member of the Paul Hastings WP Group and Paul Hastings, made in connection with the negotiation, preparation, execution, delivery and performance under, or any Proceeding arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby and thereby, or any matter related to the foregoing, are privileged communications that do not pass to the Surviving Corporation notwithstanding the Merger, and instead survive, remain with and are controlled by the Paul Hastings WP Group (the “Paul Hastings Privileged Communications”), without any waiver thereof. Pioneer and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Paul Hastings Privileged Communications, whether located in the records or email server of the Surviving Corporation and its Subsidiaries, in any Proceeding against or involving any of the Parties after the Closing, and Pioneer and the Company agree not to assert that any privilege has been waived as to the Paul Hastings Privileged Communications, by virtue of the Merger.

Section 9.19       Trust Account Waiver. Reference is made to the final prospectus of Pioneer, filed with the SEC (File No. 333-251556) on January 7, 2021 (the “Prospectus”). The Company acknowledges and agrees and understands that Pioneer has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and from certain private placements occurring simultaneously with such initial public offering (including interest accrued from time to time thereon) for the benefit of Pioneer’s public shareholders (including overallotment shares acquired by Pioneer’s underwriters, the “Public Shareholders”), and Pioneer may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Pioneer entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding anything to the contrary in this Agreement, neither the Company, nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Pioneer or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Pioneer or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Pioneer or its Affiliates).

*   *   *   *   *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

PIONEER MERGER CORP.

By:	/s/ Jonathan Christodoro
Name:	Jonathan Christodoro
Title:	Chairman

PIONEER SPAC MERGER SUB INC.

By:	/s/ Jonathan Christodoro
Name:	Jonathan Christodoro
Title:	Chief Executive Officer and President

ACORNS GROW INCORPORATED

By:	/s/ Noah Kerner
Name:	Noah Kerner
Title:	Chief Executive Officer

Annex 1

SEVENTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ACORNS GROW INCORPORATED

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

Acorns Grow Incorporated, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1.            That the name of this corporation is Acorns Grow Incorporated; that this corporation was originally incorporated pursuant to the General Corporation Law on February 29, 2012 under the name Acorns Grow Incorporated; that a Certificate of Amendment to the Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on March 12, 2012; that a second Certificate of Amendment to the Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on November 9, 2012; that an Amended and Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on July 5, 2013; that a Second Amended and Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on February 25, 2014; that a Third Amended and Restated Certificate of Incorporation of the corporation (the “Third Restated Certificate”) was filed with the Secretary of State of the State of Delaware on April 2, 2015; that a Certificate of Correction to the Third Restated Certificate was filed with the Secretary of State of the State of Delaware on October 22, 2015; that a Fourth Amended and Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on March 21, 2016 (the “Fourth Restated Certificate”); that a Certificate of Amendment to the Fourth Restated Certificate was filed with the Secretary of State of the State of Delaware on June 28, 2016; that a Certificate of Amendment to the Fourth Restated Certificate was filed with the Secretary of State of the State of Delaware on October 19, 2016; that a Fifth Amended and Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on May 11, 2017 (“Fifth Restated Certificate”); that a first Certificate of Amendment to the Fifth Restated Certificate was filed with the Secretary of State of the State of Delaware on November 3, 2017; that a second Certificate of Amendment to the Fifth Restated Certificate was filed with the Secretary of State of the State of Delaware on December 11, 2017; that a third Certificate of Amendment to the Fifth Restated Certificate was filed with the Secretary of State of the State of Delaware on March 26, 2018; and that a fourth Certificate of Amendment to the Fifth Restated Certificate was filed with the Secretary of State of the State of Delaware on May 8, 2018; that a Sixth Amended and Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on January 25, 2019 (the “Sixth Restated Certificate”); that a first Certificate of Amendment to the Sixth Restated Certificate was filed with the Secretary of State of the State of Delaware on April 21, 2020 (the “First Amendment”); that a second Certificate of Amendment to the Sixth Restated Certificate was filed with the Secretary of State of the State of Delaware on October 27, 2020 (the “Second Amendment”); that a third Certificate of Amendment to the Sixth Restated Certificate was filed with the Secretary of State of the State of Delaware on January 4, 2021 (the “Third Amendment”); and that a fourth Certificate of Amendment to the Sixth Restated Certificate was filed with the Secretary of State of the State of Delaware on January 25, 2021 (the “Fourth Amendment” and the Sixth Restated Certificate, as amended by the First Amendment, the Second Amendment, the Third Amendment, and the Fourth Amendment, being referred to herein as the “Restated Certificate”).

2.            That the Board of Directors duly adopted resolutions proposing to amend and restate the Restated Certificate, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Restated Certificate be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Acorns Grow Incorporated (the “Corporation”).

SECOND: The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808; and the name of the registered agent of the Corporation in the State of Delaware is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 96,500,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and (ii) 56,122,099 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.	COMMON STOCK

1.            General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.            Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. Subject to the protective provisions set forth in Subsection 3.3 of Part B below, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) of the holders of a majority of the stock of the Corporation entitled to vote (voting together as a single class on an as-if-converted basis), irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2

B.	PREFERRED STOCK

4,166,666 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series A Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations; 5,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series B Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations; 8,717,154 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series C Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations; 9,882,033 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series D Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations; 4,907,478 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series D-1 Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations; 18,555,408 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series E-1 Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations; and 4,893,360 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series E-2 Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations (the Series E-1 Preferred Stock and the Series E-2 Preferred Stock being referred to herein collectively as the “Series E Preferred Stock”). Unless otherwise indicated, references to “Sections” or “Subsections” in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.            Dividends.

1.1           Dividend Provisions Relating to Series A Preferred Stock. From and after the later of (x) the date of issuance of a share of Series A Preferred Stock or (y) July 5, 2015, dividends at the rate per annum of $0.03 per share shall accrue on such share of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the “Series A Accruing Dividends”). The Series A Accruing Dividends shall accrue from day to day whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1.1 and in Section 2 below, such Series A Accruing Dividends shall be payable only upon the occurrence of (i) the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) a Deemed Liquidation Event (as defined below) or (iii) the redemption of Series A Preferred Stock pursuant to the terms of this Certificate of Incorporation, and the Corporation shall be under no obligation to pay such Series A Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on Common Stock payable in shares of Common Stock in compliance with Section 4.6 below or dividends on shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Series E Preferred Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall simultaneously receive a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Series A Accruing Dividends then accrued on such share of Series A Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend. The “Series A Original Issue Price” shall mean $0.60 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

3

1.2           Dividend Provisions Relating to Series B Preferred Stock. From and after the later of (x) the date of issuance of a share of Series A Preferred Stock or (y) April 2, 2015, dividends at the rate per annum of $0.055 per share shall accrue on such share of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock) (the “Series B Accruing Dividends”). The Series B Accruing Dividends shall accrue from day to day whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1.2 and in Section 2 below, such Series B Accruing Dividends shall be payable only upon the occurrence of a (i) the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) Deemed Liquidation Event or (iii) the redemption of Series B Preferred Stock pursuant to the terms of this Certificate of Incorporation, and the Corporation shall be under no obligation to pay such Series B Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on Common Stock payable in shares of Common Stock in compliance with Section 4.6 below or dividends on shares of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Series E Preferred Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series B Preferred Stock then outstanding shall simultaneously receive a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Series B Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series B Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series B Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series B Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series B Preferred Stock pursuant to this Section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series B Preferred Stock dividend. The “Series B Original Issue Price” shall mean $1.10 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

4

1.3           Dividend Provisions Relating to Series C Preferred Stock. From and after the date of issuance of any shares of Series C Preferred Stock, dividends at the rate per annum of $0.150345 per share shall accrue on such issued shares of Series C Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock) (the “Series C Accruing Dividends”). The Series C Accruing Dividends shall accrue from day to day whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1.3 and in Section 2 below, such Series C Accruing Dividends shall be payable only upon the occurrence of (i) the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) a Deemed Liquidation Event or (iii) the redemption of Series C Preferred Stock pursuant to the terms of this Certificate of Incorporation, and the Corporation shall be under no obligation to pay such Series C Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on Common Stock payable in shares of Common Stock in compliance with Section 4.6 below or dividends on Series D Preferred Stock, Series D-1 Preferred Stock or Series E Preferred Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series C Preferred Stock then outstanding shall simultaneously receive a dividend on each outstanding share of Series C Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Series C Accruing Dividends then accrued on such share of Series C Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series C Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series C Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series C Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series C Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series C Preferred Stock pursuant to this Section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series C Preferred Stock dividend. The “Series C Original Issue Price” shall mean $3.0069 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C Preferred Stock.

5

1.4            Dividend Provisions Relating to Series D Preferred Stock. From and after the date of issuance of any shares of Series D Preferred Stock, dividends at the rate per annum of $0.22465 per share shall accrue on such issued shares of Series D Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D Preferred Stock) (the “Series D Accruing Dividends”). The Series D Accruing Dividends shall accrue from day to day whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1.4 and in Section 2 below, such Series D Accruing Dividends shall be payable only upon the occurrence of a (i) the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) Deemed Liquidation Event or (iii) the redemption of Series D Preferred Stock pursuant to the terms of this Certificate of Incorporation, and the Corporation shall be under no obligation to pay such Series D Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on Common Stock payable in shares of Common Stock in compliance with Section 4.6 below or dividends on Series D-1 Preferred Stock or Series E Preferred Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series D Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series D Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Series D Accruing Dividends then accrued on such share of Series D Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series D Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series D Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series D Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series D Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series D Preferred Stock pursuant to this Section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series D Preferred Stock dividend. The “Series D Original Issue Price” shall mean $4.4930 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D Preferred Stock.

6

1.5           Dividend Provisions Relating to Series D-1 Preferred Stock. From and after the date of issuance of any shares of Series D-1 Preferred Stock, dividends at the rate per annum of $0.25752 per share shall accrue on such issued shares of Series D-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D-1 Preferred Stock) (the “Series D-1 Accruing Dividends”). The Series D-1 Accruing Dividends shall accrue from day to day whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1.5 and in Section 2 below, such Series D-1 Accruing Dividends shall be payable only upon the occurrence of a (i) the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) Deemed Liquidation Event or (iii) the redemption of Series D-1 Preferred Stock pursuant to the terms of this Certificate of Incorporation, and the Corporation shall be under no obligation to pay such Series D-1 Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on Common Stock payable in shares of Common Stock in compliance with Section 4.6 below or dividends on Series E Preferred Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series D-1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series D-1 Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Series D-1 Accruing Dividends then accrued on such share of Series D-1 Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series D-1 Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series D-1 Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series D-1 Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series D-1 Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series D-1 Preferred Stock pursuant to this Section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series D-1 Preferred Stock dividend. The “Series D-1 Original Issue Price” shall mean $5.1503 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D-1 Preferred Stock.

7

1.6           Dividend Provisions Relating to Series E-1 Preferred Stock. From and after the date of issuance of any shares of Series E-1 Preferred Stock, dividends at the rate per annum of $0.58662 per share shall accrue on such issued shares of Series E-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E-1 Preferred Stock) (the “Series E-1 Accruing Dividends”). The Series E-1 Accruing Dividends shall accrue from day to day whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1.6 and in Section 2 below, such Series E-1 Accruing Dividends shall be payable only upon the occurrence of a (i) the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) Deemed Liquidation Event or (iii) the redemption of Series E-1 Preferred Stock pursuant to the terms of this Certificate of Incorporation, and the Corporation shall be under no obligation to pay such Series E-1 Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on Common Stock payable in shares of Common Stock in compliance with Section 4.6 below and dividends on the Series E-2 Preferred Stock including the Series E-2 Accruing Dividend, which dividends shall rank pari passu with any dividends on the Series E-1 Preferred Stock including the Series E-1 Accruing Dividend) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series E-1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series E-1 Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Series E-1 Accruing Dividends then accrued on such share of Series E-1 Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series E-1 Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series E-1 Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series E-1 Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series E-1 Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series E-1 Preferred Stock pursuant to this Section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series E-1 Preferred Stock dividend. The “Series E-1 Original Issue Price” shall mean $11.7323 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E-1 Preferred Stock.

8

1.7            Dividend Provisions Relating to Series E-2 Preferred Stock. From and after the date of issuance of any shares of Series E-2 Preferred Stock, dividends at the rate per annum of $0.68120 per share shall accrue on such issued shares of Series E-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E-2 Preferred Stock) (the “Series E-2 Accruing Dividends” and, together with the Series A Accruing Dividends, the Series B Accruing Dividends, the Series C Accruing Dividends, the Series D Accruing Dividends, the Series D-1 Accruing Dividends and the Series E-1 Accruing Dividends, the “Accruing Dividends”). The Series E-2 Accruing Dividends shall accrue from day to day whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1.7 and in Section 2 below, such Series E-2 Accruing Dividends shall be payable only upon the occurrence of a (i) the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) Deemed Liquidation Event or (iii) the redemption of Series E Preferred Stock pursuant to the terms of this Certificate of Incorporation, and the Corporation shall be under no obligation to pay such Series E-2 Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on Common Stock payable in shares of Common Stock in compliance with Section 4.6 below and dividends on the Series E-1 Preferred Stock including the Series E-1 Accruing Dividend, which dividends shall rank pari passu with any dividends on the Series E-2 Preferred Stock including the Series E-2 Accruing Dividend) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series E-2 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series E-2 Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Series E-2 Accruing Dividends then accrued on such share of Series E-2 Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series E-2 Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series E-2 Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series E-2 Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series E-2 Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series E-2 Preferred Stock pursuant to this Section shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series E-2 Preferred Stock dividend. The “Series E-2 Original Issue Price” shall mean $13.6239 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E-2 Preferred Stock.

9

2.            Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1           Payments to Holders of Preferred Stock.

2.1.1         Series E Preferred Stock. (A) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series E-2 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Common Stock by reason of their ownership thereof (including a dividend to such other stockholders), and pari passu with any such amounts payable to the holders of shares of Series E-1 Preferred Stock, an amount per share equal to the greater of (i) the Series E-2 Original Issue Price plus any Series E-2 Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series E-2 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series E-2 Liquidation Amount”).

(B)            In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series E-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Common Stock by reason of their ownership thereof (including a dividend to such other stockholders), and pari passu with any such amounts payable to the holders of shares of Series E-2 Preferred Stock, an amount per share equal to the greater of (i) the Series E-1 Original Issue Price plus any Series E-1 Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series E-1 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series E-1 Liquidation Amount”).

(C)            If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series E Preferred Stock the full amounts to which they shall be entitled under this Subsection 2.1.1, the holders of shares of Series E Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series E Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

10

2.1.2         Series D-1 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series E Preferred Stock, the holders of shares of Series D-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Common Stock by reason of their ownership thereof (including a dividend to such other stockholders), an amount per share equal to the greater of (i) the Series D-1 Original Issue Price plus any Series D-1 Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series D-1 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series D-1 Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series D-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1.2, the holders of shares of Series D-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series D-1 Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.1.3         Series D Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series E Preferred Stock and Series D-1 Preferred Stock, the holders of shares of Series D Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Common Stock by reason of their ownership thereof (including a dividend to such other stockholders), an amount per share equal to the greater of (i) the Series D Original Issue Price plus any Series D Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series D Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series D Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series D Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1.3, the holders of shares of Series D Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series D Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

11

2.1.4         Series C Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series E Preferred Stock, Series D-1 Preferred Stock and Series D Preferred Stock, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock or Common Stock by reason of their ownership thereof (including a dividend to such other stockholders), an amount per share equal to the greater of (i) the Series C Original Issue Price plus any Series C Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series C Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series C Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series C Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1.4, the holders of shares of Series C Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series C Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.1.5         Series B Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series E Preferred Stock, Series D-1 Preferred Stock, Series D Preferred Stock and Series C Preferred Stock, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof (including a dividend to such other stockholders), an amount per share equal to the greater of (i) the Series B Original Issue Price plus any Series B Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series B Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1.5, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

12

2.1.6         Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series E Preferred Stock, Series D-1 Preferred Stock, Series D Preferred Stock, Series C Preferred Stock and Series B Preferred Stock, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price, plus any Series A Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series A Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1.6, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2           Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series E Preferred Stock, Series D-1 Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3           Deemed Liquidation Events.

2.3.1         Definition. Each of the following events shall be considered a “Deemed Liquidation Event” for purposes of this Section 2 unless both (x) the holders of at least sixty-seven percent (67%) of the issued and outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and (y) the holders of a majority of the issued and outstanding Series E Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, elect otherwise, in each case by written notice sent to the Corporation at least two (2) days prior to the effective date of any such event:

(a)            a merger or consolidation in which

13

(i)	the Corporation is a constituent party or

(ii)	a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which (1) the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (A) the surviving or resulting corporation or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; and (2) no holder of less than a majority, by voting power, of the Corporation’s outstanding capital stock immediately prior to such merger or consolidation owns, as of immediately following such merger or consolidation, a majority, by voting power, of the outstanding capital stock of the surviving or resulting corporation or, if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)            the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets, technology or intellectual property of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in one or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2         Redemption; Effecting a Deemed Liquidation Event.

(a)            The Corporation shall not have the power to effect any transaction constituting a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

14

(b)            In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Series E Preferred Stock, as applicable, and (ii) if the holders of at least sixty-seven percent (67%) of the issued and outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation) (together with any other assets of the Corporation available for distribution to its stockholders, the “Available Proceeds”), to the extent legally available therefor on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (the “Deemed Liquidation Redemption Date”), to redeem all outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock, as applicable, at a price per share equal to the Series A Liquidation Amount, Series B Liquidation Amount, Series C Liquidation Amount, Series D Liquidation Amount, Series D-1 Liquidation Amount, Series E-1 Liquidation Amount or Series E-2 Liquidation Amount, as applicable. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem the outstanding shares of Series E Preferred Stock first (pari passu as if all the outstanding shares of Series E-1 Preferred Stock and Series E-2 Preferred Stock were shares of a single series), the outstanding shares of Series D-1 Preferred Stock second, the outstanding shares of Series D Preferred Stock third, the outstanding shares of Series C Preferred Stock fourth, the outstanding shares of Series B Preferred Stock fifth, and the outstanding shares of Series A Preferred Stock sixth (in accordance with Section 2.1 above) and with respect to each series of Preferred Stock being so redeemed shall redeem a pro rata portion of each holder’s shares of Preferred Stock of such series to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares of such series to be redeemed if the Available Proceeds were sufficient to redeem all shares of such series (determined in the case of the Series E-1 Preferred Stock and the Series E-2 Preferred Stock as if all the outstanding shares of Series E-1 Preferred Stock and Series E-2 Preferred Stock were shares of a single series), and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor.

(c)            If a Deemed Liquidation Event or Qualified Public Offering (as defined below) has not occurred on or prior to the fifth (5th) anniversary of the Series E-1 Original Issue Date (as defined below), then the holders of at least sixty-seven percent (67%) of the issued and outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, may require the Corporation, to the extent it may lawfully do so, to redeem all of the outstanding shares of Preferred Stock, in three (3) equal annual installments by giving the Corporation at least thirty (30) days written notice prior to the proposed first annual installment redemption date (the “Elective Redemption Date”, and collectively with the Deemed Liquidation Redemption Date, the “Redemption Date”). The Corporation shall effect such redemptions on the Elective Redemption Date by paying in cash in exchange for the shares of Preferred Stock to be redeemed an amount equal to the Series A Original Issue Price, plus any Series A Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon in the case of the Series A Preferred Stock, the Series B Original Issue Price plus any Series B Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon in the case of the Series B Preferred Stock, the Series C Original Issue Price plus any Series C Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon in the case of the Series C Preferred Stock, the Series D Original Issue Price, plus any Series D Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon in the case of the Series D Preferred Stock, the Series D-1 Original Issue Price, plus any Series D-1 Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon in the case of the Series D-1 Preferred Stock, the Series E-1 Original Issue Price, plus any Series E-1 Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon in the case of the Series E-1 Preferred Stock, and the Series E-2 Original Issue Price, plus any Series E-2 Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon in the case of the Series E-2 Preferred Stock. The total amount to be paid for the Preferred Stock to be redeemed pursuant to this Section 2 is hereinafter referred to as the “Redemption Price”. In the event that the Corporation does not have sufficient legally available funds to redeem all of the shares subject to a redemption pursuant to this Section 2, the shares shall be redeemed first from each holder of Series E Preferred Stock (pari passu as if all the outstanding shares of Series E-1 Preferred Stock and Series E-2 Preferred Stock were shares of a single series), second from each holder of Series D-1 Preferred Stock, third from each holder of Series D Preferred Stock, fourth from each holder of Series C Preferred Stock, fifth from each holder of Series B Preferred Stock and sixth from each holder of Series A Preferred Stock (in accordance with Section 2.1 above) and with respect to each series of Preferred Stock being so redeemed shall redeem a pro rata portion of each holder’s shares of Preferred Stock of such series to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares of such series to be redeemed if the Available Proceeds were sufficient to redeem all shares of such series (determined in the case of the Series E-1 Preferred Stock and the Series E-2 Preferred Stock as if all the outstanding shares of Series E-1 Preferred Stock and Series E-2 Preferred Stock were shares of a single series), and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor.

15

(d)            In the event of a redemption, the Corporation shall send written notice of the redemption (the “Redemption Notice”) to each holder of record of Preferred Stock not less than twenty (20) days prior to the applicable Redemption Date. Each Redemption Notice shall state:

(i)	the number of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, as applicable, held by the holder that the Corporation shall redeem on the applicable Redemption Date specified in the Redemption Notice;

16

(ii)	the applicable Redemption Date and the Redemption Price;

(iii)	the date upon which the holder’s right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(iv)	that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, as applicable, to be redeemed.

(e)            If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, as applicable, to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, as applicable, so called for redemption shall not have been surrendered, any dividends with respect to such shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, as applicable, shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after such Redemption Date terminate, except only the right of the holders to receive their portion of the Redemption Price without interest upon surrender of their certificate or certificates therefor.

2.3.3         Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4         Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

17

2.3.5         Excluded Shares. Notwithstanding anything to the contrary herein, if the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of a Redemption Notice to a holder of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Series E Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in Subsection 2.3.2(c), then the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Series E Preferred Stock, as applicable, registered on the books of the Corporation in the name of such holder at the time of the Corporation’s receipt of such notice shall thereafter be “Excluded Shares”. Excluded Shares shall not be redeemed or redeemable pursuant to Subsection 2.3.2(c), whether on such Redemption Date or thereafter.

2.3.6         Right to Elect Additional Directors. If any shares of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Series E Preferred Stock are not redeemed as required pursuant to this Section 2 on an applicable Redemption Date for any reason, the number of directors constituting the Board of Directors of the Corporation shall automatically be increased by a number equal to (x) the number of directors then constituting the Board of Directors less the number of directors that the holders of record of the shares of Series C Preferred Stock, exclusively and as a separate class, and the holders of record of the shares of Series E-1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect pursuant to Section 3, plus (y) one (1), and the holders of outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock shall be entitled, voting together as a single class on an as-converted to Common Stock basis, to elect such additional directors at all times during the period beginning on the applicable Redemption Date and ending on the date upon which all shares of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock required to be redeemed are so redeemed (the “Voting Period”).

(i)             As soon as practicable after the commencement of the Voting Period, the Corporation shall call a special meeting of the holders of outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock to be held no more than ten (10) days after the date of mailing of notice of such meeting. If the Corporation fails to send a notice, any such holder may call the meeting on like notice. The record date for determining the holders of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock entitled to notice of and to vote at such special meeting shall be the close of business on the fifth (5th) business day prior to the date on which such notice is mailed. At any such special meeting and at each meeting of holders of shares of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock held during a Voting Period at which directors are to be elected (or with respect to any action by written consent in lieu of a meeting of stockholders), such holders, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the number of directors prescribed in this Subsection.

18

(ii)            The terms of office of all persons who are incumbent directors of the Corporation at the time of a special meeting of the holders of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock to elect such additional directors shall continue, notwithstanding the election of such meeting of the additional directors that such holders are entitled to elect, and the additional directors so elected by such holders, together with such incumbent directors, shall constitute the duly elected Board of Directors of the Corporation. Simultaneously with the termination of a Voting Period, the terms of office of the additional directors elected by the holders of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock shall terminate, such incumbent directors shall constitute the Board of Directors of the Corporation and the rights of the holders of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock to elect additional directors pursuant to this Subsection shall cease.

3.            Voting.

3.1           General. Provided that any shares of Preferred Stock remain outstanding, then on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class. Notwithstanding anything to the contrary, for all purposes of any vote, consent, designation, election or other calculation of shares on an as-converted to Common Stock basis by holders of shares of Preferred Stock (or any series thereof), whether acting separately or together with the holders of shares of any other class or series of capital stock, the Accruing Dividends, and any shares of Common Stock issuable in satisfaction thereof, shall be disregarded for purposes of determining the voting power of such shares of Preferred Stock on an as-converted to Common Stock basis.

3.2           Election of Directors.

3.2.1         Series Preferred Director. The holders of record of the shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect one (1) director of the Corporation (the “Series Preferred Director”). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of holders of at least sixty-seven percent (67%) of the Preferred Stock, voting together as a single class, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders. If the holders of shares of Preferred Stock fail to elect a director to fill the directorship for which they are entitled to elect a director, voting together as a single class, pursuant to the first sentence of this Subsection 3.2.1, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the holders of the Preferred Stock entitled to elect a person to fill such directorship voting together as a single class.

19

3.2.2         Series E-1 Director. The holders of record of the shares of Series E-1 Preferred Stock, voting exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the “Series E-1 Director”). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of holders of a majority of the outstanding shares of Series E-1 Preferred Stock, voting exclusively and as a separate class, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders. If the holders of shares of Series E-1 Preferred Stock fail to elect a director to fill the directorship for which they are entitled to elect a director, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series E-1 Preferred Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the holders of the Series E-1 Preferred Stock entitled to elect a person to fill such directorship voting exclusively and as a separate class.

3.2.3         Series C Director. The holders of record of the shares of Series C Preferred Stock, voting exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the “Series C Director”). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of holders of at least a majority of the Series C Preferred Stock, voting exclusively and as a separate class, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders. If the holders of shares of Series C Preferred Stock fail to elect a director to fill the directorship for which they are entitled to elect a director, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2.3, then any directorship not so filled shall remain vacant until such time as the holders of the Series C Preferred Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the holders of the Series C Preferred Stock entitled to elect a person to fill such directorship voting exclusively and as a separate class.

3.2.4         Series A and B Director. The holders of record of the shares of Series A Preferred Stock and Series B Preferred Stock, voting exclusively and together as a single class, shall be entitled to elect one (1) director of the Corporation (the “Series A/B Director”). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of holders of at least a majority of the Series A Preferred Stock and Series B Preferred Stock, voting exclusively and together as a single class, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders. If the holders of shares of Series A Preferred Stock and Series B Preferred Stock fail to elect a director to fill the directorship for which they are entitled to elect a director, voting exclusively and together as a single class, pursuant to the first sentence of this Subsection 3.2.4, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock and Series B Preferred Stock, voting exclusively and together as a single class, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the holders of the Series A Preferred Stock and Series B Preferred Stock entitled to elect a person to fill such directorship voting exclusively and together as a single class.

20

3.2.5         Other Directors. Except as otherwise required by law or pursuant to Subsection 2.3.6, the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock), voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3.2.6         Vacancies, Termination of Rights. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Preferred Stock under the first sentence of Subsection 3.2.1 shall terminate on the first date following the Series E-1 Original Issue Date (as defined below) on which there are no shares of Preferred Stock issued and outstanding. The rights of the holders of the Series E-1 Preferred Stock under the first sentence of Subsection 3.2.2 shall terminate on the first date following the Series E-1 Original Issue Date on which there are no shares of Series E-1 Preferred Stock issued and outstanding. The rights of the holders of the Series C Preferred Stock under the first sentence of Subsection 3.2.3 shall terminate on the first date following the Series E-1 Original Issue Date on which there are no shares of Series C Preferred Stock issued and outstanding. The rights of the holders of the Series A Preferred Stock and Series B Preferred Stock under the first sentence of Subsection 3.2.4 shall terminate on the first date following the Series E-1 Original Issue Date on which there are no shares of Series A Preferred Stock or Series B Preferred Stock issued and outstanding. The rights of the holders of the Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E-1 Preferred Stock under this Subsection 2.3.6 shall terminate on the first date following the Series E-1 Original Issue Date on which there are no shares of Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Series E-1 Preferred Stock, as applicable, issued and outstanding.

3.3           Protective Provisions.

3.3.1         Preferred Stock Protective Provisions. At any time when there are at least one million (1,000,000) shares of Preferred Stock outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least sixty-seven percent (67%) of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

21

(a)            increase the total number of authorized shares of Common Stock or Preferred Stock;

(b)            amend, waive, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation;

(c)            alter or amend the rights, preferences or privileges of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock or effect any transaction in which the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock is treated differently than any other class or series of stock of the Corporation;

(d)            create, or authorize:

(i)	any additional class or series of capital stock, or issue any security convertible into or exercisable for shares of capital stock, unless the capital stock and capital stock into which such securities are convertible or for which the security is exercisable ranks junior to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation or the payment of dividends and rights of redemption; or

(ii)	an increase in the authorized number of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock or an increase in the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption.

22

(e)            effect a liquidation, dissolution, merger, recapitalization, sale or other transfer of substantially all of the Corporation’s assets, sale or other transfer of a material asset of the Corporation, including, without limitation, a Deemed Liquidation Event;

(f)            purchase or redeem (or permit any subsidiary to purchase or redeem), or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation, other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Series E Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases of stock from a former employee, officer, director, consultant or other person who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board of Directors;

(g)            except as set forth in Subsection 2.3.6, increase or decrease the authorized number of directors constituting the Board of Directors;

(h)            increase or decrease the number of shares of Common Stock reserved for issuance pursuant to the Corporation’s equity incentive plans, or otherwise change the terms of existing equity incentive plans;

(i)             incur indebtedness (or permit any subsidiary to incur any indebtedness) if the aggregate indebtedness of the Corporation and its subsidiaries would be in excess of $20,000,000, other than reasonable indebtedness (i) approved by the Board of Directors and (ii) incurred pursuant to an accounts receivable credit facility with an institutional lender;

(j)             create or authorize the creation of (or permit any subsidiary to create or authorize the creation of) any debt security, unless such debt security has received the prior approval of the Board of Directors;

(k)            create or hold capital stock in any subsidiary that is not a wholly owned subsidiary of the Corporation or dispose of any stock of a subsidiary of the Corporation or of all or substantially all of any assets of a subsidiary of the Corporation, or permit any subsidiary to do any of the foregoing; or

(l)             (i) authorize, create, issue, sell or distribute, or sponsor any authorization, creation, issuance, sale or distribution of, any digital tokens, coins, cryptocurrency or other similar digital or blockchain-based assets, whether or not classified as “securities” under U.S. securities laws (collectively, “Tokens”), or any units thereof, including through any agreement or instrument convertible into or exchangeable for Tokens, pre-sale (including by means of a convertible instrument such as a SAFT), initial coin offering, token distribution event, crowdfunding, creation of a decentralized application (dApp) or Token-based service provider compensation plan; or (ii) cause or permit any of the Corporation’s subsidiaries, related nonprofits, affiliates, officers, directors, employees, agents or other representatives to take any such actions (for the avoidance of doubt, the foregoing shall not apply to any investment product involving Tokens offered by the Corporation or its subsidiaries to, or any software platform developed by the Corporation or its subsidiaries for facilitating investments in Tokens by, customers of the Corporation or its subsidiaries).

23

3.3.2         Series E Preferred Stock Protective Provisions. At any time when there are at least 1,000,000 shares of Series E Preferred Stock outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E-1 Preferred Stock or Series E-2 Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series E Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a)            increase the total number of authorized shares of Series E-1 Preferred Stock or Series E-2 Preferred Stock;

(b)            alter or amend the rights, preferences or privileges of the Series E-1 Preferred Stock or Series E-2 Preferred Stock in a way that adversely affects the Series E-1 Preferred Stock or Series E-2 Preferred Stock without similarly affecting all series of Preferred Stock or effect any transaction in which the Series E-1 Preferred Stock or Series E-2 Preferred Stock is treated adversely and differently than any other series of Preferred Stock of the Corporation;

(c)            alter or amend the rights, preferences or privileges of any other series of Preferred Stock of the Corporation in a way that favorably affects such series without similarly affecting the Series E-1 Preferred Stock and Series E-2 Preferred Stock;

(d)            alter or amend Section 1.6, Section 1.7, Section 2.1.1, Section 2.3.2 (solely with respect to the specific rights of the Series E Preferred Stock), Section 2.3.4, Section 2.3.6 (solely with respect to the specific rights of the Series E Preferred Stock), Section 3.2.2 (and Section 3.2.6 to the extent related thereto), this Section 3.3.2, Section 4 (solely with respect to the specific rights of the Series E Preferred Stock), Section 5 (solely with respect to the specific rights of the Series E Preferred Stock) or any provision of the Certificate of Incorporation that expressly and by its terms requires a separate vote or consent of the Series E-1 Preferred Stock or Series E Preferred Stock);

(e)            purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of any other series of Preferred Stock of the Corporation, other than redemptions of any such other series of Preferred Stock as expressly authorized herein without requiring the vote or consent of the Preferred Stock pursuant to Subsection 3.3.1.

24

For the avoidance of doubt, the creation, authorization and/or issuance of an additional class or series of capital stock in accordance with the Certificate of Incorporation (including, without limitation, the affirmative vote or consent of the requisite holders of Preferred Stock pursuant to Subsection 3.3.1, if such affirmative vote or consent is required) would not, in and of itself, constitute an alteration or amendment of the Series E-1 Preferred Stock or Series E-2 Preferred Stock, or a transaction in which the Series E-1 Preferred Stock and Series E-2 Preferred Stock are treated adversely and differently than any other series of Preferred Stock, even if such additional class or series of capital stock were to have rights, powers or preferences senior to or on parity with the Series E Preferred Stock or any other series of Preferred Stock, unless the rights, powers or preferences of the Series E-1 Preferred Stock, Series E-2 Preferred Stock or any other series of Preferred Stock are separately altered or amended in connection therewith.

4.            Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

4.1            Right to Convert.

4.1.1            Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The “Series A Conversion Price” shall initially be equal to $0.60. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series B Original Issue Price by the Series B Conversion Price (as defined below) in effect at the time of conversion. The “Series B Conversion Price” shall initially be equal to $1.10. Such initial Series B Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Each share of Series C Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series C Original Issue Price by the Series C Conversion Price (as defined below) in effect at the time of conversion. The “Series C Conversion Price” shall initially be equal to $3.0069. Such initial Series C Conversion Price, and the rate at which shares of Series C Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Each share of Series D Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series D Original Issue Price by the Series D Conversion Price (as defined below) in effect at the time of conversion. The “Series D Conversion Price” shall initially be equal to $4.4930. Such initial Series D Conversion Price, and the rate at which shares of Series D Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Each share of Series D-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series D-1 Original Issue Price by the Series D-1 Conversion Price (as defined below) in effect at the time of conversion. The “Series D-1 Conversion Price” shall initially be equal to $5.1503. Such initial Series D-1 Conversion Price, and the rate at which shares of Series D-1 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Each share of Series E-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series E-1 Original Issue Price by the Series E-1 Conversion Price (as defined below) in effect at the time of conversion. The “Series E-1 Conversion Price” shall initially be equal to $11.7323. Such initial Series E-1 Conversion Price, and the rate at which shares of Series E-1 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Each share of Series E-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series E-2 Original Issue Price by the Series E-2 Conversion Price (as defined below) in effect at the time of conversion. The “Series E-2 Conversion Price” shall initially be equal to $13.6239. Such initial Series E-2 Conversion Price, and the rate at which shares of Series E-2 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. For purposes hereof, (a) the term “Conversion Price” means the Series A Conversion Price, the Series B Conversion Price, the Series C Conversion Price, the Series D Conversion Price, the Series D-1 Conversion Price, the Series E-1 Conversion Price or the Series E-2 Conversion Price as applicable to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock, respectively, and (b) the term “Original Issue Price” means the Series A Original Issue Price, the Series B Original Issue Price, the Series C Original Issue Price, the Series D Original Issue Price, the Series D-1 Original Issue Price, the Series E-1 Original Issue Price or the Series E-2 Original Issue Price as applicable to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock or Series E-2 Preferred Stock.

25

4.1.2            Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2, the Conversion Rights of the shares designated for redemption shall terminate at the close of business of the last full day preceding the date fixed for redemption, unless the Redemption Price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.1.3            Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

26

4.2            Mechanics of Conversion.

4.2.1            Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or such later date, which may be contingent upon an event, as may be specified in such notice) shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay in cash or, at the Corporation’s option, in shares of Common Stock (at the Common Stock’s fair market value determined in good faith by the Board of Directors of the Corporation as of the applicable Conversion Time) all Accruing Dividends accrued but unpaid thereon, whether or not declared, together with all other declared but unpaid dividends thereon.

4.2.2            Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of any series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

27

4.2.3            Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment in cash or, at the Corporation’s option, in shares of Common Stock (at the Common Stock’s fair market value determined in good faith by the Board of Directors of the Corporation as of the applicable Conversion Time) all Accruing Dividends accrued but unpaid thereon, whether or not declared, together with all other declared but unpaid dividends thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.2.4            No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on a series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.2.5            Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.3            Adjustments to Conversion Price for Diluting Issues.

4.3.1            Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)            “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

28

(b)            “Series E-1 Original Issue Date” shall mean the date on which the first share of Series E-1 Preferred Stock was issued.

(c)            “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)            “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series E-1 Original Issue Date other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, “Exempted Securities”):

(i)	shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsections 4.5, 4.6, 4.7 or 4.8;

(ii)	shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iii)	shares of Common Stock or Convertible Securities actually issued upon the exercise of Options, or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided that (A) such issuance is pursuant to the terms of such Option or Convertible Security and (B) such Option or Convertible Security was outstanding on the Series E-1 Original Issue Date; and

(iv)	shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, in connection with a commercial credit agreement, debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation.

29

4.3.2            No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if (a) the consideration per share (determined pursuant to Subsection 4.3.5) for such Additional Shares of Common Stock issued or deemed to be issued by the Corporation is equal to or greater than the applicable Conversion Price in effect immediately prior to the issuance or deemed issuance of such Additional Shares of Common Stock, or (b) the Corporation receives written consent from (i) with respect to any series of Preferred Stock other than the Series E Preferred Stock, the holders of at least sixty-seven percent (67%) of the issued and outstanding shares of Preferred Stock (excluding the Series E Preferred Stock), voting together as a single class, and (ii) with respect to the Series E Preferred Stock, the holders of a majority of the issued and outstanding shares of Series E Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. No amendment to the definition of “Exempted Securities” that would result in the exclusion of a particular issuance or deemed issuance of Additional Shares of Common Stock that would otherwise result in an adjustment in the Conversion Price of (A) any series of Preferred Stock other than the Series E Preferred Stock shall be made without the written consent of the holders of at least sixty-seven percent (67%) of the issued and outstanding shares of Preferred Stock (excluding the Series E Preferred Stock), voting together as a single class, or (B) the Series E-1 Preferred Stock or the Series E-2 Preferred Stock shall be made without the written consent of the holders of a majority of the issued and outstanding shares of Series E Preferred Stock, voting together as a single class on an as-converted to Common Stock basis.

4.3.3            Deemed Issue of Additional Shares of Common Stock.

(a)            If the Corporation at any time or from time to time after the Series E-1 Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)            If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.3.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to the Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment that would have resulted as a result of issuances of such Option or Convertible Security or (ii) the Conversion Price that would have resulted as a result of any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

30

(c)            If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.3.4 (either because the consideration per share (determined pursuant to Subsection 4.3.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series E-1 Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.3.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)            Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.3.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)            If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.3.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.3.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.3.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

31

4.3.4         Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series E-1 Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.3.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

CP2 = CP1* (A + B) ÷ (A + C).

For purposes of the foregoing formula, the following definitions shall apply:

(a)            “CP2” shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b)            “CP1” shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c)            “A” shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)            “B” shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e)            “C” shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.3.5            Determination of Consideration. For purposes of this Subsection 4.3, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a)            Cash and Property: Such consideration shall:

(i)	insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

32

(ii)	insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)	in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)            Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.3.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)	the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)	the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

33

4.3.6            Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.3.4 and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the last such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.4            Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series E-1 Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series E-1 Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5            Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series E-1 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)	the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)	the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Preferred Stock which are convertible, as of the date of such event, into such number of shares of Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.

34

4.6            Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series E-1 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7            Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock or Series E Preferred Stock, as applicable.

4.8            Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

35

4.9            Notice of Record Date. In the event:

(a)            the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)            of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)            of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, Deemed Liquidation Event, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.            Mandatory Conversion.

5.1            Trigger Events. Upon the closing of the sale of shares of Common Stock to the public at a price per share of not less than $23.4646 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and with such shares of Common Stock listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, resulting in at least $75,000,000 of net proceeds to the Corporation (a “Qualified Public Offering”), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective applicable conversion rate, and (ii) such shares may not be reissued by the Corporation. In addition, (a) with respect to all series of Preferred Stock other than the Series E Preferred Stock, upon the date and time, or the occurrence of an event, specified by the vote or written consent of the holders of at least sixty-seven percent (67%) of the issued and outstanding shares of Preferred Stock (excluding the Series E Preferred Stock), voting together as a single class on an as-converted to Common Stock basis, and (b) with respect to the Series E Preferred Stock, upon the date and time, or the occurrence of any event, specified by the vote or written consent of the holders of a majority of the issued and outstanding shares of Series E Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (each of clauses (a) and (b) being referred to as a “Conversion Election”), (x) all outstanding shares of such applicable series of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective applicable conversion rate, and (y) such shares may not be reissued by the Corporation. Notwithstanding anything to the contrary contained herein, if a Conversion Election is made pursuant to this Section 5.1 in connection with the transactions contemplated by that certain Business Combination Agreement, dated as of May 26, 2021, among the Corporation, Pioneer Merger Corp. and Pioneer SPAC Merger Sub Inc. (any such Conversion Election, a “Pioneer Conversion Election”), then (1) all outstanding shares of Preferred Stock with respect to which such Conversion Election is made shall automatically be converted into shares of Common Stock at the Pioneer Conversion Rate (as defined below), and (2) such shares may not be reissued by the Corporation. As used herein: (I) “Mandatory Conversion Time” means (A) with respect to all Preferred Stock in the case of a Qualified Public Offering, the closing of such Qualified Public Offering, and (B) with respect to any series of Preferred Stock in the case of a Conversion Election, the date and time specified or the time of the event specified in such Conversion Election with respect to such series of Preferred Stock; and (II) “Pioneer Conversion Rate” means, with respect to each share of Preferred Stock, a number of shares of Common Stock equal to the quotient obtained by dividing (A) the sum of (1) the applicable Original Issue Price of such share of Preferred Stock, plus (2) the product of (x) all Accruing Dividends accrued but unpaid on such share of Preferred Stock, whether or not declared, together with all other declared but unpaid dividends thereon, multiplied by (y) 0.5682, by (B) the applicable Conversion Price of such share of Preferred Stock.

36

5.2            Procedural Requirements. All holders of record of shares of Preferred Stock subject to a mandatory conversion shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of such shares of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and, in the case of a Qualified Public Offering or Conversion Election other than a Pioneer Conversion Election, the payment in cash or, at the Corporation’s option, in shares of Common Stock (at the Common Stock’s fair market value determined in good faith by the Board of Directors of the Corporation as of the applicable Conversion Time) all Accruing Dividends accrued but unpaid thereon, whether or not declared, together with all other declared but unpaid dividends thereon. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

37

6.            Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7.            Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders the Preferred Stock by the affirmative written consent or vote of the holders of at least sixty-seven percent (67%) of the issued and outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis; provided, however, that any of the rights, powers, preferences and other terms set forth herein that are specific to the Series E-1 Preferred Stock and/or the Series E-2 Preferred Stock may not be waived without the written consent or vote of the holders of a majority of the issued and outstanding shares of Series E Preferred Stock, voting together as a single class on an as-converted to Common Stock basis.

8.            Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

38

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee of any such holder, other than someone who is an employee or agent of the Corporation or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director or employee of the Corporation.

39

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation. (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any “preferential dividends arrears amount” or “preferential rights amount” (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any “preferential dividends arrears amount” or “preferential rights amount” (as those terms are defined therein) shall be deemed to be zero (0).

*      *      *

3.            That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

40

4.            That this Seventh Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Restated Certificate, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

41

IN WITNESS WHEREOF, this Seventh Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this [•] day of May, 2021.

By:
Noah Kerner
Chief Executive Officer

EXHIBIT A

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of May 26, 2021, is made by and among Pioneer Merger Corp., a Cayman Islands exempted company (“Pioneer”), [Pioneer Merger Sponsor LLC., a Cayman Islands limited liability company (“Sponsor”)//the undersigned [director//officer] of [Pioneer Merger Sponsor, LLC//Pioneer]] (the “Supporting Sponsor Shareholder”), a [●] and holder of Class A ordinary shares, par value $0.0001 per share (“Pioneer Class A Shares”) and/or Class B ordinary shares, par value $0.0001 per share (“Pioneer Class B Shares”), as applicable, of Pioneer (the “Pioneer Shares”) and Acorns Grow Incorporated, a Delaware corporation (the “Company”). Pioneer, the Supporting Sponsor Shareholder and the Company shall be referred to herein from time to time collectively as the “parties”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 10 hereof, shall have the meanings ascribed to such terms in the Combination Agreement (as defined below).

WHEREAS, Pioneer, Pioneer SPAC Merger Sub Inc., a Delaware corporation, and the Company entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, and including the schedules and exhibits thereto, all substantially in the form provided to the Supporting Sponsor Shareholder on the date hereof, the “Combination Agreement”);

WHEREAS, as of the date hereof, the Supporting Sponsor Shareholder is the record and/or beneficial owner of the number of Pioneer Shares set forth on the signature page hereto (together with any other equity securities of Pioneer that the Supporting Sponsor Shareholder holds of record and/or beneficially, as of the date of this Agreement, or acquires record and/or beneficial ownership of after the date hereof, collectively, the “Subject Pioneer Securities”); and

WHEREAS, the Supporting Sponsor Shareholder acknowledges and agrees that the Company would not have entered into and agreed to consummate the transactions contemplated by the Combination Agreement without the Supporting Sponsor Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound, hereby agree as follows:

1.             Agreement to Vote. At the Pioneer Shareholders Meeting, or any other meeting of the shareholders of Pioneer (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) or in any other circumstance in which the vote, consent or other approval of the shareholders of Pioneer is sought, Supporting Sponsor Shareholder irrevocably and unconditionally agrees that it shall (a) appear at each such meeting or otherwise cause all of its Subject Pioneer Securities to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Pioneer Securities:

a.                 in favor of each Transaction Proposal;

b.                against any Pioneer Acquisition Proposal (in each case, other than the Business Combination Proposal or the other Transaction Proposals);

c.                against any merger agreement or merger (other than the Combination Agreement and the transactions contemplated thereby, including the Merger or the other Transaction Proposals), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Pioneer; and

d.                against any proposal, action or agreement that would (i) prevent, materially impede or materially delay the consummation of the transactions contemplated by the Combination Agreement, including the Merger or (ii) result in any liquidation, dissolution or other change in Pioneer’s corporate structure or business other than as contemplated by the Combination Agreement.

Supporting Sponsor Shareholder hereby agrees that Supporting Sponsor Shareholder shall not, in its capacity as a stockholder of the Company, commit or agree to take any action inconsistent with the foregoing, regardless of whether or not the Merger or any other transaction contemplated by the Combination Agreement or any action described above is recommended by the Pioneer board of directors.

2.            No Redemption. The Supporting Sponsor Shareholder hereby agrees that it shall not redeem, or submit a request to Pioneer’s transfer agent or otherwise exercise any right to redeem, any Subject Pioneer Securities in connection with the consummation of the transactions contemplated by the Combination Agreement.

3.            Waiver of Anti-dilution Protection. If the Supporting Sponsor Shareholder holds Pioneer Class B Shares, the Supporting Sponsor Shareholder hereby (a) waives, subject to, and conditioned upon, the occurrence of the Closing (for itself and for its successors and assigns), to the fullest extent permitted by Law and the Amended and Restated Memorandum and Articles of Association of Pioneer, dated as of January 7, 2021 and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which the Class B ordinary shares of Pioneer, par value $0.0001 per share, held by it convert into Class A ordinary shares of Pioneer, par value $0.0001 per share, in connection with the consummation of the transactions contemplated by the Combination Agreement.

4.            Agreement to Contribute Common Stock. To the extent the Supporting Sponsor Shareholder is required to do so pursuant to the Loyalty Program Framework, the Supporting Company Shareholder agrees that at the Closing, the Supporting Sponsor Shareholder shall contribute to Pioneer certain shares of common stock of Pioneer, par value $0.0001 per share, in accordance with the terms and conditions set forth in the Loyalty Program Framework.

2

5.             Supporting Sponsor Shareholder Representations and Warranties. The Supporting Sponsor Shareholder represents and warrants to the Company as follows:

a.                  The Supporting Sponsor Shareholder is (i) an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) or (ii) an individual.

b.                  If the Supporting Sponsor Shareholder is not an individual, the Supporting Sponsor Shareholder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If the Supporting Sponsor Shareholder is an individual, the Supporting Sponsor Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of the Supporting Sponsor Shareholder. This Agreement has been duly and validly executed and delivered by the Supporting Sponsor Shareholder and constitutes the valid, legal and binding agreements of the Supporting Sponsor Shareholder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Persons party hereto), enforceable against the Supporting Sponsor Shareholder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

c.                  Supporting Sponsor Shareholder is the record and/or beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Pioneer Securities and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Pioneer Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Pioneer Securities, other than Liens pursuant to (i) this Agreement, (ii) the Governing Documents of Pioneer, (iii) the Combination Agreement, (iv) the Letter Agreement, dated as of January 12, 2021, by and among Pioneer, Sponsor and the members of Pioneer’s board of directors and/or management team, (v) the Registration and Shareholder Rights Agreement, dated as of January 12, 2021, by and among Pioneer, Sponsor and the holders signatory thereto or (vi) any applicable securities Laws. The Subject Pioneer Securities are the only equity securities in Pioneer owned of record and/or beneficially by Supporting Sponsor Shareholder on the date of this Agreement, and none of such Subject Pioneer Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Pioneer Securities other than this Agreement. Other than the Pioneer Warrants held by Supporting Sponsor Shareholder, Supporting Sponsor Shareholder does not hold or own any rights, options, warrants to acquire (directly or indirectly) any Equity Securities of Pioneer or any Equity Securities, debt or loans convertible into, or which can be exchanged for, Equity Securities of Pioneer.

d.                  The execution and delivery of this Agreement by Supporting Sponsor Shareholder does not, and the performance by Supporting Sponsor Shareholder of its obligations hereunder will not (i) violate any provision of, or result in the breach of, any Law to which Supporting Sponsor Shareholder is subject or by which any property or asset of Supporting Sponsor Shareholder is bound, (ii) conflict with or result in a violation of the Governing Documents of Supporting Sponsor Shareholder, or (iii) violate any provision of or result in breach, default or acceleration under any Contract binding upon Supporting Sponsor Shareholder or, if Supporting Sponsor Shareholder is an entity, its Equity Securities or, require any consent or approval that has not been given or other action that has not been taken by any Person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by Supporting Sponsor Shareholder of its obligations under this Agreement.

3

e.                   No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of Supporting Sponsor Shareholder with respect to the Supporting Sponsor Shareholder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act.

f.                   As of the date hereof, there are no Proceedings pending against Supporting Sponsor Shareholder, or to the knowledge of Supporting Sponsor Shareholder threatened against Supporting Sponsor Shareholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Supporting Sponsor Shareholder of its obligations under this Agreement.

g.                 Except as described in Section 5.4 of the Pioneer Disclosure Schedules to the Combination Agreement, no broker, finder, investment banker or other similar Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by the Combination Agreement based upon arrangements made by Supporting Sponsor Shareholder, for which Pioneer or any of its Affiliates may become liable.

6.             Other Support Agreements. Pioneer represents and warrants to the Supporting Company Shareholder that, as of the date hereof, each other Supporting Sponsor Shareholder has entered into or will enter into a Sponsor Support Agreement with the Company and Pioneer (each, an “Other Support Agreement”) having terms and conditions that are no more favorable to such other Supporting Sponsor Shareholder than the terms and conditions contained in this Agreement. Furthermore, the Company and Pioneer hereby agree that, in the event that any Other Support Agreement includes (notwithstanding the representation and warranty in the previous sentence), or is amended or modified (including by waiver of a Supporting Sponsor Shareholder’s obligations thereunder), to include any terms or conditions that are more favorable to the applicable Supporting Sponsor Shareholder under such Other Support Agreement than those contained in this Agreement or any Other Support Agreement, the Company or Pioneer, as applicable, shall, promptly following the execution, amendment or modification (including by waiver) of such Other Support Agreement, offer to each other Supporting Sponsor Shareholder (including the Supporting Sponsor Shareholder) the opportunity to amend or modify this Agreement and each such Other Support Agreement to include such terms and conditions (or waive such obligations, if applicable).

7.             Termination. This Agreement, and all of the representations, warranties, agreements and covenants contained herein (including any rights arising out of any breach of any of such representations, warranties, agreements and covenants), shall automatically terminate, without any notice or other action by any party, and be void ab initio upon the earlier of (a) the Effective Time, (b) the termination of the Combination Agreement in accordance with Article 8 thereof, and (c) the written agreement of Pioneer, the Company and Supporting Sponsor Shareholder. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 7 shall not affect any liability on the part of any party for any breach of any covenant or agreement set forth in this Agreement prior to such termination. This Section 7, together with Sections 8 through 10 of this Agreement, shall survive any termination of this Agreement and Section 4 shall survive any termination pursuant to clause (a) of this Section 7.

4

8.             No Third Party Beneficiaries. Except as expressly provided herein, this Agreement shall be for the sole benefit of the parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the parties, partners or participants in a joint venture.

9.             Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given ) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) (a) in the case of the Company or Pioneer, in accordance with Section 9.4 of the Combination Agreement and (b) in the case of the Supporting Sponsor Shareholder, to the address set forth below Supporting Sponsor Shareholder’s name on the signature page to this Agreement, in each case or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

10.           Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.           Incorporation by Reference. Supporting Sponsor Shareholder expressly agrees to be bound by the provisions of Sections 9.1 (Non-Survival), 9.2 (Entire Agreement; Assignment), 9.3 (Amendment), 9.5 (Fees and Expenses), 9.6 (Construction; Interpretation), 9.9 (Severability), 9.10 (Counterparts; Electronic Signatures), 9.12 (No Recourse), 9.13 (Extension; Waiver), 9.14 (Governing Law), 9.15 (Submission to Jurisdiction), 9.16 (Waiver of Jury Trial), 9.17 (Remedies) and 9.18 (Legal Representation) of the Combination Agreement as if an original party thereto, and that such provisions are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[signature page follows]

5

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PIONEER MERGER CORP.

By:
Name:
Title:

ACORNS GROW INCORPORATED

By:
Name:
Title:

SUPPORTING SPONSOR SHAREHOLDER:

By:
Name:
Title:

Record and/or Beneficial Ownership:
Pioneer Class A Shares:
Pioneer Class B Shares:

Address for Notice:

Attention:
Facsimile:
E-mail:

EXHIBIT B

SPONSOR LOCK-UP AGREEMENT

This SPONSOR LOCK-UP AGREEMENT (this “Agreement”), dated as of May 26, 2021, is made by and among (i) Pioneer Merger Corp, a Cayman Islands exempted company (“Pioneer”), (ii) [Pioneer Merger Sponsor LLC., a Cayman Islands limited liability company (“Sponsor”)//the undersigned [director//officer] of [Pioneer Merger Sponsor LLC//Pioneer]] (the “Supporting Sponsor Shareholder”), a [●] and holder of Class A ordinary shares, par value $0.0001 per share, Class B ordinary shares, par value $0.0001 per share, and/or warrants (issued pursuant to that certain Private Placement Warrants Purchase Agreement, dated January 7, 2021, by and between Pioneer and Pioneer Merger Sponsor LLC) as applicable, of Pioneer (the “Pioneer Equity Securities”), and (iii) Acorns Grow Incorporated, a Delaware corporation (the “Company”). Pioneer, the Supporting Sponsor Shareholder and the Company shall be referred to herein from time to time collectively as the “parties”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 3(d) hereof, shall have the meanings ascribed to such terms in the Combination Agreement (as defined below).

WHEREAS, Pioneer, Pioneer SPAC Merger Sub Inc., a Delaware corporation, and the Company entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Combination Agreement”);

WHEREAS, as of the date hereof, the Supporting Sponsor Shareholder is the record and/or beneficial owner of the number of Pioneer Equity Securities set forth on the signature page hereto (together with any other Equity Securities of Pioneer that the Supporting Sponsor Shareholder holds of record and/or beneficially, as of the date of this Agreement, or acquires record and/or beneficial ownership of after the date hereof, collectively, the “Restricted Securities”);

WHEREAS, Pioneer, Supporting Sponsor Shareholder and the members of Pioneer’s board of directors and/or management team are party to that certain letter agreement, dated as of January 12, 2021 (the “Insider Letter”); and

WHEREAS, the Supporting Sponsor Shareholder acknowledges and agrees that the Company would not have entered into and agreed to consummate the transactions contemplated by the Combination Agreement, including the Merger, without the Supporting Sponsor Shareholder and Pioneer entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

1

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound, hereby agree as follows:

1.             Lock-Up Provisions.

(a)               The Supporting Sponsor Shareholder hereby agrees not to (1) Transfer any Restricted Securities from and after the Closing and until the earlier of (w) the twelve (12) month anniversary of the date of the Closing, (x) the date after the Closing on which Pioneer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Pioneer’s shareholders having the right to exchange their Class A ordinary shares in Pioneer for cash, securities or other property (clause (x), a “Liquidity Event”), (y) if after the Closing a third party makes a tender offer or similar transaction to all of Pioneer’s shareholders to acquire greater than 50% (which minimum condition shall be non-waivable) of the outstanding Pioneer Shares for cash, securities or other property (a “Third Party Tender”), the last day on which Pioneer Shares may be tendered or otherwise committed in connection with such Third Party Tender, provided that, if such Third Party Tender is not completed, the Lock-Up Period shall be revived and continue in accordance with its terms (and for the avoidance of doubt, such Pioneer Shares may only be Transferred pursuant to this clause (y) in the Third Party Tender itself and not otherwise outside the Third Party Tender), and (z) the trading day, if any, on which the closing price of the Class A ordinary shares of Pioneer equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any 20 consecutive trading days within a 30-trading day period commencing at least 150 days after the Closing Date (such period described in this clause (1), the “Lock-Up Period”), and (2) from and after the execution of the Combination Agreement and until the end of the Lock-Up Period, directly or indirectly, engage in any short sales or other hedging or derivative transactions in respect of the Restricted Securities that require the disclosure of such transaction on either Form 3 or Form 4 pursuant to the applicable requirements of Section 16 of the Exchange Act; provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by the Supporting Sponsor Shareholder made in respect of a Permitted Transfer (as defined below); provided, further, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to Pioneer and the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to the Supporting Sponsor Shareholder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. As used herein, “Transfer” shall mean (i) the sale of, offer to sell, contract or agreement to sell, hypothecation, pledge, loan, grant of any option, right or warrant to purchase or other disposal of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to any security, including any Restricted Security, (ii) entry into any swap, hedging, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, including any Restricted Security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement or disclosure of any action or intention to effect any transaction specified in clause (i) or (ii). As used in this Agreement, the term “Permitted Transfer” shall mean a Transfer made: (A) in the case of Supporting Sponsor Shareholder being an individual, by gift to a member of one of the individual’s immediate family, or to a trust or other estate planning vehicle, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (B) in the case of Supporting Sponsor Shareholder being an individual, by virtue of laws of descent and distribution upon death of Supporting Sponsor Shareholder; (C) in the case of Supporting Sponsor Shareholder being an individual, pursuant to a qualified domestic relations order; (D) by pro rata distributions from Supporting Sponsor Shareholder to its members, partners, or shareholders pursuant to the Supporting Sponsor Shareholder’s organizational documents; (E) by virtue of applicable law or the Supporting Sponsor Shareholder’s organizational documents upon liquidation or dissolution of Supporting Sponsor Shareholder; (F) to Pioneer for no value for cancellation in connection with the consummation of a Liquidity Event; (G) in the event of Pioneer’s liquidation prior to the completion of a Liquidity Event or Third Party Tender; (H) in the event of completion of a liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Pioneer’s holders of Pioneer Restricted Securities having the right to exchange their Pioneer Restricted Securities for cash, securities or other property subsequent to the completion of a Liquidity Event; (I) in the case of the Supporting Sponsor Shareholder being an entity, to the Supporting Sponsor Shareholder’s officers or directors, any affiliate or family member of any of the Supporting Sponsor Shareholder’s officers or directors; or (J) to the Company in connection with the Supporting Sponsor Shareholder’s contribution of Restricted Securities to the Acorns Customer Loyalty Share Program. To the extent the Supporting Sponsor Shareholder is the Sponsor, it is agreed the term “Permitted Transfer” shall be deemed to include a Transfer made by any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates.

(b)               If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and Pioneer shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Pioneer may impose stop-transfer instructions with respect to the Restricted Securities of Supporting Sponsor Shareholder (and Permitted Transferees thereof) until the end of the Lock-Up Period.

2

(c)               During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF MAY 26, 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d)               For the avoidance of any doubt, Supporting Sponsor Shareholder shall retain all of its rights as a shareholder of Pioneer during the Lock-Up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities.

(e)               Supporting Sponsor Shareholder shall comply with, and fully perform all of its obligations, covenants and agreements set forth in the Insider Letter. Supporting Sponsor Shareholder shall not permit the Insider Letter to be amended or modified without the Company’s consent.

(f)                At any time during the Lock-Up Period, the Company may, to the extent not prohibited by applicable Law and subject to Section 1(g), waive compliance by the Supporting Sponsor Shareholder with any of the agreements or conditions for the benefit of the Company set forth herein, provided that any such waiver shall be valid only if set forth in a written instrument signed on behalf of the Company.

(g)               If any Supporting Company Shareholder (as defined below) or Supporting Sponsor Shareholder is granted a release or waiver from or termination of any lock-up agreement (such holder, a “Triggering Holder”) executed in connection with the transactions contemplated by the Combination Agreement prior to the expiration of the Lock-Up Period, then the Company and Pioneer (i) shall provide written notice to the Supporting Sponsor Shareholder of the terms of such release, waiver or termination and (ii) shall be deemed to have granted a release, waiver or termination of this Agreement in respect of the Supporting Sponsor Shareholder’s obligations hereunder on the same terms and on a pro-rata basis with respect to such number of Restricted Securities (rounded down to the nearest whole security) equal to the product of (i) the total percentage of Restricted Securities (as defined in the Triggering Holder’s lock-up agreement) held by the Triggering Holder immediately following the consummation of the Closing that are being released from the applicable lock-up agreement multiplied by (ii) the total number of Restricted Securities held by the Supporting Sponsor Shareholder immediately following the consummation of the Closing.

2.             Representations and Warranties of Supporting Sponsor Shareholder. Supporting Sponsor Shareholder represents and warrants to the Company as follows:

(a)               The Supporting Sponsor Shareholder is (i) an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) or (ii) an individual.

(b)               If the Supporting Sponsor Shareholder is not an individual, the Supporting Sponsor Shareholder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If the Supporting Sponsor Shareholder is an individual, the Supporting Sponsor Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of the Supporting Sponsor Shareholder. This Agreement has been duly and validly executed and delivered by the Supporting Sponsor Shareholder and constitutes the valid, legal and binding agreements of the Supporting Sponsor Shareholder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Persons party hereto), enforceable against the Supporting Sponsor Shareholder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

3

(c)               The execution and delivery of this Agreement by Supporting Sponsor Shareholder does not, and the performance by Supporting Sponsor Shareholder of its obligations hereunder will not (i) violate any provision of, or result in the breach of, any Law to which Supporting Sponsor Shareholder is subject or by which any property or asset of Supporting Sponsor Shareholder is bound, (ii) if Supporting Sponsor Shareholder is an entity, conflict with or result in a violation of the Governing Documents of Supporting Sponsor Shareholder, or (iii) violate any provision of or result in breach, default or acceleration under any Contract binding upon Supporting Sponsor Shareholder or, if Supporting Sponsor Shareholder is an entity, its Equity Securities or, require any consent or approval that has not been given or other action that has not been taken by any Person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by Supporting Sponsor Shareholder of its obligations under this Agreement.

(d)               No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of Supporting Sponsor Shareholder with respect to Supporting Sponsor Shareholder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act.

(e)               As of the date hereof, there are no Proceedings pending against Supporting Sponsor Shareholder, or to the knowledge of Supporting Sponsor Shareholder threatened against Supporting Sponsor Shareholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Supporting Sponsor Shareholder of its obligations under this Agreement.

3.                   Other Lock-Up Agreements. Pioneer represents and warrants to the Supporting Sponsor Shareholder that, as of the date hereof, each other Supporting Sponsor Shareholder has entered into or will enter into a Sponsor Lock-Up Agreement with the Company and Pioneer (each, an “Other Sponsor Lock-Up Agreement”) having terms and conditions that are no more favorable to such other Supporting Sponsor Shareholder than the terms and conditions contained in this Agreement. Pioneer represents and warrants to the Supporting Sponsor Shareholder that, as of the date hereof, each Key Company Shareholder has entered into or will enter into a Company Lock-Up Agreement with the Company and Pioneer (each, together with the Other Sponsor Lock-Up Agreements, an “Other Lock-Up Agreement”) substantially in the form attached as an exhibit to the Combination Agreement. Furthermore, and in addition to and without limiting the express provisions of Section 1(g), the Company and Pioneer hereby agree that, in the event that any Other Lock-Up Agreement includes (notwithstanding the representations and warranties in the previous two sentences), or is amended or modified (including by waiver of a Key Company Shareholder’s or Supporting Sponsor Shareholder’s obligations thereunder) to include, any terms or conditions that are more favorable to the applicable Key Company Shareholder or Supporting Sponsor Shareholder under such Other Lock-Up Agreement than those contained in this Agreement or any Other Lock-Up Agreement, the Company or Pioneer, as applicable, shall, promptly following the execution, amendment or modification (including by waiver) of such Other Lock-Up Agreement, offer to the Supporting Sponsor Shareholder the opportunity to amend or modify this Agreement to include such terms and conditions (or waive such obligations, if applicable).

4

4.             Miscellaneous.

(a)               Termination. This Agreement, and all of the representations, warranties, agreements and covenants contained herein, shall automatically terminate, without any notice or other action by any party, and be void ab initio upon the earlier of (i) the termination of the Combination Agreement in accordance with its terms and (ii) the latest to occur of (A) the termination of the Insider Letter and (B) the end of the Lock-Up Period. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 4(a) shall not affect any liability on the part of any party for a breach of any covenant or agreement set forth in this Agreement prior to such termination. The provisions of Section 4 of this Agreement, including this Section 4(a), shall survive any termination of this Agreement.

(b)               Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective Permitted Transferees and permitted successors and assigns. This Agreement and all obligations of Supporting Sponsor Shareholder are personal to Supporting Sponsor Shareholder and may not be transferred or delegated by Supporting Sponsor Shareholder (except to a Permitted Transferee) at any time without the prior written consent of Pioneer and the Company. Each of Pioneer and the Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Supporting Sponsor Shareholder.

(c)               Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d)               Incorporation by Reference. Supporting Sponsor Shareholder expressly agrees to be bound by the provisions of Sections 9.1 (Non-Survival), 9.5 (Fees and Expenses), 9.6 (Construction; Interpretation), 9.9 (Severability), 9.10 (Counterparts; Electronic Signatures), 9.12 (No Recourse), 9.13 (Extension; Waiver) (subject to Section 1(g) herein), 9.14 (Governing Law), 9.15 (Submission to Jurisdiction), 9.16 (Waiver of Jury Trial), 9.17 (Remedies) and 9.18 (Legal Representation) of the Combination Agreement as if an original party thereto, and that such provisions are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

(e)               Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) (a) in the case of the Company or Pioneer, in accordance with Section 9.4 of the Combination Agreement and (b) in the case of the Supporting Sponsor Shareholder, to the address set forth below Supporting Sponsor Shareholder’s name on the signature page to this Agreement.

(f)                Amendment. Except as provided in Section 1(e) and Section 3, this Agreement may be amended or modified only by a written agreement executed and delivered by Pioneer, the Company Shareholder Representative and the Supporting Sponsor Shareholder. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any party or parties effected in a manner which does not comply with this Section 4(f) shall be void, ab initio.

(g)              Entire Agreement. This Agreement, together with the other agreements referenced herein, constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Combination Agreement or any Ancillary Documents. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Pioneer or the Company or any of the obligations of Supporting Sponsor Shareholder under any other agreement between Supporting Sponsor Shareholder and Pioneer or the Company or any certificate or instrument executed by Supporting Sponsor Shareholder in favor of Pioneer, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Pioneer or the Company or any of the obligations of Supporting Sponsor Shareholder under this Agreement.

(h)               Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

[signature page follows]

5

IN WITNESS WHEREOF, each of the parties has caused this Lock-Up Agreement to be duly executed on its behalf as of the day and year first above written.

PIONEER MERGER CORP.

By:
Name:
Title:

ACORNS GROW INCORPORATED

By:
Name:
Title:

SUPPORTING SPONSOR SHAREHOLDER:

By:
Name:
Title:

Record and/or Beneficial Ownership:
Pioneer Class A Shares:
Pioneer Class B Shares:
Pioneer Warrants:

Address for Notice:

Attention:
Facsimile:
E-mail:

EXHIBIT C

COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of May 26, 2021, is made by and among Pioneer Merger Corp., a Cayman Islands exempted company (“Pioneer”), Acorns Grow Incorporated, a Delaware corporation (the “Company”), and the undersigned holder (the “Supporting Company Shareholder”) of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E-1 Preferred Stock, and/or Series E-2 Preferred Stock, par value $0.001 per share (“Company Preferred Shares”), and/or Common Stock, par value $0.001 per share (“Company Common Shares”), as applicable (collectively, the “Company Shares”), of the Company. Pioneer, the Company and the Supporting Company Shareholder shall be referred to herein from time to time collectively as the “parties”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 9(h) hereof, shall have the meanings ascribed to such terms in the Combination Agreement (as defined below).

WHEREAS, Pioneer, Pioneer SPAC Merger Sub Inc., a Delaware corporation, and the Company entered into that certain Business Combination Agreement, dated as of the date hereof (including the schedules and exhibits thereto, all substantially in the form provided to the Supporting Company Shareholder on the date hereof, the “Combination Agreement”);

WHEREAS, as of the date hereof, the Supporting Company Shareholder is the record and beneficial owner of the number of Company Shares set forth on the signature page hereto (together with any other equity securities of the Company that the Supporting Company Shareholder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership of after the date hereof, collectively, the “Subject Company Securities”); and

WHEREAS, the Supporting Company Shareholder acknowledges and agrees that Pioneer would not have entered into and agreed to consummate the transactions contemplated by the Combination Agreement without the Supporting Company Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound, hereby agree as follows:

1.             Agreement to Vote. At any meeting of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) or in any other circumstance in which the vote, consent or other approval of the shareholders of Company is sought, the Supporting Company Shareholder irrevocably and unconditionally agrees that it shall (a) appear at each such meeting or otherwise cause all of its Subject Company Securities to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), or execute and deliver (or cause to be executed and delivered) the Company Shareholder Written Consent or other written consent, as applicable, covering, all of its Subject Company Securities:

a.                  in favor of each matter set forth in the Company Shareholder Written Consent, including the approval and adoption of the Combination Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated thereby (including the Merger, the Company Preferred Shares Conversion and the Company 2020 Convertible Notes Conversion) (collectively, the “Shareholder Written Consent Matters”);

b.                 against any Company Acquisition Proposal (in each case, other than the transactions contemplated by the Combination Agreement and the Ancillary Documents);

c.                  against any merger agreement or merger (other than the Combination Agreement and the transactions contemplated thereby, including the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company; and

d.                  against any proposal, action or agreement that would reasonably be expected to (i) prevent, materially impede or materially delay the consummation of the transactions contemplated by the Combination Agreement, including the Merger, or (ii) result in any liquidation, dissolution or other change in the Company’s corporate structure or business other than as contemplated by the Combination Agreement.

The Supporting Company Shareholder agrees that the Supporting Company Shareholder shall not, in its capacity as a stockholder of the Company, commit or agree to take any action inconsistent with the foregoing, regardless of whether or not the Merger or any other transaction contemplated by the Combination Agreement or any action described above is recommended by the Company board of directors.

2.             Agreement to Contribute Common Stock. To the extent the Supporting Company Shareholder is required to do so pursuant to the Loyalty Program Framework, the Supporting Company Shareholder agrees that at the Closing, the Supporting Company Shareholder shall contribute to Pioneer certain shares of common stock of Pioneer, par value $0.0001 per share, in accordance with the terms and conditions set forth in the Loyalty Program Framework.

3.             Supporting Company Shareholder Representations and Warranties. The Supporting Company Shareholder represents and warrants to Pioneer as follows:

a.                  The Supporting Company Shareholder is (i) an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) or (ii) an individual.

b.                  If the Supporting Company Shareholder is not an individual, the Supporting Company Shareholder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If the Supporting Company Shareholder is an individual, the Supporting Company Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of the Supporting Company Shareholder. This Agreement has been duly and validly executed and delivered by the Supporting Company Shareholder and constitutes the valid, legal and binding agreements of the Supporting Company Shareholder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Persons party hereto), enforceable against the Supporting Company Shareholder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

2

c.                   The Supporting Company Shareholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Company Securities and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Company Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Company Securities, other than Liens pursuant to (i) this Agreement, (ii) the Governing Documents of the Company, (iii) the Combination Agreement, (iv) the Company Shareholders Agreements, or (v) any applicable securities Laws. The Subject Company Securities are the only equity securities in the Company owned of record or beneficially by the Supporting Company Shareholder on the date of this Agreement, and none of such Subject Company Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Company Securities, other than this Agreement and the Company Shareholders Agreements. Other than the Company Preferred Shares, and if applicable, Company 2020 Convertible Notes, held by the Supporting Company Shareholder, the Supporting Company Shareholder does not hold or own any rights, options, warrants to acquire (directly or indirectly) any Equity Securities of the Company or any Equity Securities, debt or loans convertible into, or which can be exchanged for, Equity Securities of the Company.

d.                  The execution and delivery of this Agreement by the Supporting Company Shareholder does not, and the performance by the Supporting Company Shareholder of its obligations hereunder will not, (i) violate any provision of, or result in the breach of, any Law to which the Supporting Company Shareholder is subject or by which any property or asset of the Supporting Company Shareholder is bound, (ii) conflict with or result in a violation of the Governing Documents of the Supporting Company Shareholder, or (iii) violate any provision of or result in breach, default or acceleration under any Contract binding upon the Supporting Company Shareholder or, if the Supporting Company Shareholder is an entity, its Equity Securities, or require any consent or approval that has not been given or other action that has not been taken by any Person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by the Supporting Company Shareholder of its obligations under this Agreement.

e.                   No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Supporting Company Shareholder with respect to the Supporting Company Shareholder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act.

3

f.                    As of the date hereof, there are no Proceedings pending against the Supporting Company Shareholder or, to the knowledge of the Supporting Company Shareholder threatened against the Supporting Company Shareholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Supporting Company Shareholder of its obligations under this Agreement.

g.                  Except as described in Section 4.17 of the Company Disclosure Schedules to the Combination Agreement, no broker, finder, investment banker or other similar Person is entitled to any brokerage fee, finders’ fee or other similar commission in connection with the transactions contemplated by the Combination Agreement based upon arrangements made by the Supporting Company Shareholder, for which Pioneer or any of its Affiliates may become liable.

4.             Other Support Agreements. The Company represents and warrants to the Supporting Company Shareholder that, as of the date hereof, each other Key Company Shareholder has entered into or will enter into a Company Support Agreement with the Company and Pioneer (each, an “Other Support Agreement”) having terms and conditions that are no more favorable to such other Key Company Shareholder than the terms and conditions contained in this Agreement. Furthermore, the Company and Pioneer hereby agree that, in the event that any Other Support Agreement includes (notwithstanding the representation and warranty in the previous sentence), or is amended or modified (including by waiver of a Key Company Shareholder’s obligations thereunder), to include any terms or conditions that are more favorable to the applicable Key Company Shareholder under such Other Support Agreement than those contained in this Agreement or any Other Support Agreement, the Company or Pioneer, as applicable, shall, promptly following the execution, amendment or modification (including by waiver) of such Other Support Agreement, offer to each other Key Company Shareholder (including the Supporting Company Shareholder) the opportunity to amend or modify this Agreement and each such Other Support Agreement to include such terms and conditions (or waive such obligations, if applicable).

5.             Termination. This Agreement, and all of the representations, warranties, agreements and covenants contained herein (including any rights arising out of any breach of any of such representations, warranties, agreements and covenants), shall automatically terminate, without any notice or other action by any party, and be void ab initio upon the earlier of (a) the Effective Time, (b) the termination of the Combination Agreement in accordance with Article 8 thereof, and (c) the written agreement of Pioneer, the Company and the Supporting Company Shareholder. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 5 shall not affect any liability on the part of any party for any breach of any covenant or agreement set forth in this Agreement prior to such termination. This Section 5, together with Sections 6 through 9 of this Agreement, shall survive any termination of this Agreement and Section 2 shall survive any termination pursuant to clause (a) of this Section 5.

4

6.           No Third Party Beneficiaries. Except as expressly provided herein, this Agreement shall be for the sole benefit of the parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the parties, partners or participants in a joint venture.

7.             Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) (a) in the case of the Company or Pioneer, in accordance with Section 9.4 of the Combination Agreement and (b) in the case of the Supporting Company Shareholder, to the address set forth below the Supporting Company Shareholder’s name on the signature page to this Agreement, in each case or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

8.             Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.             Miscellaneous.

a.                   This Agreement, together with the other agreements referenced herein, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Combination Agreement or any Ancillary Documents. This Agreement may not be assigned by any party (whether by operation of law or otherwise) without the prior written consent of each of the parties hereto, except that the Supporting Company Shareholder shall be required to assign this Agreement to any Person that acquires any of its Subject Company Securities, or if applicable, its Company 2020 Convertible Notes (and the consent of the Company and Pioneer shall not be required for any such assignment). Any attempted assignment of this Agreement not in accordance with the terms of this Section 9(a) shall be void.

b.                  Except as provided in Section 4, this Agreement may be amended or modified only by a written agreement executed and delivered by each of the parties hereto, and any purported amendment by any party or parties effected in a manner which does not comply with this Section 9(b) shall be void, ab initio.

c.                  All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors, accountants and other representatives or consultants, shall be paid by the party incurring such fees or expenses.

5

d.                  The term “this Agreement” means this Company Support Agreement, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Sections are to Sections of this Agreement; and (k) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time. When calculating the period of time before which, within which or following which any action under this Agreement is required to be done, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

e.                   This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

f.                   Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Proceeding for breach of this Agreement may only be made against, the parties to this Agreement, and none of the Company Related Parties, the Pioneer Related Parties or the Shareholder Related Parties (as defined below) shall have any liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. No party shall have any right of recovery in respect hereof against any Company Related Party, Pioneer Related Party or Shareholder Related Party, as applicable, and no personal liability shall attach to any Company Related Party, Pioneer Related Party or Shareholder Related Party through such applicable party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Proceeding or otherwise. The provisions of this Section 9(f) are intended to be for the benefit of, and are enforceable by, the Company Related Parties, the Pioneer Related Parties and the Shareholder Related Parties and each such Person shall be an express third-party beneficiary of this Section 9(f). This Section 9(f) shall be binding on all successors and assigns of the parties. As used herein, “Shareholder Related Party” means any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Supporting Company Shareholder or any family member of the foregoing Persons.

6

g.                  At any time prior to the Closing, the Company and Pioneer (upon mutual agreement), on the one hand (but subject to Section 4), and the Supporting Company Shareholder, on the other hand, may, to the extent not prohibited by applicable Law (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties made by the other party for the benefit of such waiving party set forth herein, and (c) waive compliance by the other party with any of the agreements or conditions for the benefit of such waiving party set forth herein. Any agreement on the part of any such party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of such rights.

h.                  The parties expressly agree that Sections 9.14 (Governing Law), 9.15 (Submission to Jurisdiction) and 9.16 (Waiver of Jury Trial) of the Combination Agreement shall apply to this Agreement as if fully stated herein, mutatis mutandis.

[signature page follows]

7

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PIONEER MERGER CORP.

By:
Name:
Title:

ACORNS GROW INCORPORATED

By:
Name:
Title:

SUPPORTING COMPANY SHAREHOLDER:

By:
Name:
Title:

Series A Preferred Stock:
Series B Preferred Stock:
Series C Preferred Stock:
Series D Preferred Stock:
Series E Preferred Stock:
Common Stock:

Address for Notice:

Attention:
Facsimile:
E-mail:

EXHIBIT D

COMPANY LOCK-UP AGREEMENT

This COMPANY LOCK-UP AGREEMENT (this “Agreement”), dated as of May 26, 2021, is made by and among (i) Pioneer Merger Corp, a Cayman Islands exempted company (“Pioneer”), (ii) Acorns Grow Incorporated, a Delaware corporation (the “Company”), and (iii) the undersigned holder (the “Supporting Company Shareholder”) of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E-1 Preferred Stock, and/or Series E-2 Preferred Stock, par value $0.001 per share (“Company Preferred Shares”), and/or Common Stock, par value $0.001 per share (“Company Common Shares”), as applicable (collectively, the “Company Shares”), of the Company. Pioneer, the Company and the Supporting Company Shareholder shall be referred to herein from time to time collectively as the “parties”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 4(d) hereof, shall have the meanings ascribed to such terms in the Combination Agreement (as defined below).

WHEREAS, Pioneer, Pioneer SPAC Merger Sub Inc., a Delaware corporation, and the Company entered into that certain Business Combination Agreement, dated as of the date hereof (including the schedules and exhibits thereto, all substantially in the form provided to the Supporting Company Shareholder on the date hereof, the “Combination Agreement”);

WHEREAS, pursuant to the Combination Agreement, at the Effective Time, each Company Common Share (including any Company Common Shares issuable upon the conversion of Company Preferred Shares and the Company 2020 Convertible Notes Conversion) will be converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of Pioneer (“Pioneer Shares”), equal to the Per Share Stock Consideration, upon the terms and subject to the conditions set forth in the Combination Agreement;

WHEREAS, as of the date hereof, the Supporting Company Shareholder is the record and beneficial owner of the number of Company Shares set forth on the signature page hereto and, as a result of the Merger, the Supporting Company Shareholder will become entitled to receive in respect of such Company Shares a number of Pioneer Shares as determined in accordance with the Combination Agreement (such Pioneer Shares, together with any other Equity Securities of Pioneer that the Supporting Company Shareholder acquires record or beneficial ownership of after the date hereof, collectively, the “Restricted Securities”); and

WHEREAS, the Supporting Company Shareholder acknowledges and agrees that Pioneer would not have entered into and agreed to consummate the transactions contemplated by the Combination Agreement, including the Merger, without the Supporting Company Shareholder and the Company entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

1

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound, hereby agree as follows:

1.             Lock-Up Provisions.

(a)               The Supporting Company Shareholder hereby agrees not to (1) Transfer any Restricted Securities from and after the Closing and until the earlier of (x) the date that is six (6) months after the date of the Closing, (y) the date after the Closing on which Pioneer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Pioneer’s shareholders having the right to exchange their Pioneer Shares for cash, securities or other property (clause (y), a “Liquidity Event”), and (z) if after the Closing a third party makes a tender offer or similar transaction to all of Pioneer’s shareholders to acquire greater than 50% (which minimum condition shall be non-waivable) of the outstanding Pioneer Shares for cash, securities or other property (a “Third Party Tender”), the last day on which Pioneer Shares may be tendered or otherwise committed in connection with such Third Party Tender, provided that, if such Third Party Tender is not completed, the Lock-Up Period shall be revived and continue in accordance with its terms (and for the avoidance of doubt, such Pioneer Shares may only be Transferred pursuant to this clause (z) in the Third Party Tender itself and not otherwise outside the Third Party Tender) (such period described in this clause (1), the “Lock-Up Period”), and (2) from and after the execution of the Combination Agreement and until the end of the Lock-Up Period, directly or indirectly, engage in any short sales or other hedging or derivative transactions in respect of the Restricted Securities that require the disclosure of such transaction on either Form 3 or Form 4 pursuant to the applicable requirements of Section 16 of the Exchange Act; provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by the Supporting Company Shareholder made in respect of a Permitted Transfer (as defined below); provided, further, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to Pioneer and the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to the Supporting Company Shareholder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. As used herein, “Transfer” shall mean (i) the sale of, offer to sell, contract or agreement to sell, hypothecation, pledge, loan, grant of any option, right or warrant to purchase or other disposal of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, in each case with respect to any security, including any Restricted Security, (ii) entry into any swap, hedging, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, including any Restricted Security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement or disclosure of any action or intention to effect any transaction specified in clause (i) or (ii). As used in this Agreement, the term “Permitted Transfer” shall mean a Transfer made: (A) in the case of the Supporting Company Shareholder being an individual, by gift to a member of the individual’s immediate family, or to a trust or other estate planning vehicle, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person; (B) by gift to a charitable organization; (C) in the case of the Supporting Company Shareholder being an individual, by virtue of laws of descent and distribution upon death of the Supporting Company Shareholder; (D) in the case of the Supporting Company Shareholder being an individual, pursuant to a qualified domestic relations order; (E) in the case of the Supporting Company Shareholder being an entity, by pro rata distributions from the Supporting Company Shareholder to its members, partners, or shareholders pursuant to the Supporting Company Shareholder’s organizational documents; (F) by virtue of applicable Law or the Supporting Company Shareholder’s organizational documents upon liquidation or dissolution of the Supporting Company Shareholder; (G) in connection with the consummation of a Liquidity Event or Third Party Tender; (H) in the event of Pioneer’s liquidation prior to the completion of a Liquidity Event; (I) in the case of the Supporting Company Shareholder being an entity, to the Supporting Company Shareholder’s officers or directors, any affiliate or family member of any of the Supporting Company Shareholder’s officers or directors, any members, partners or other equity holders of the Supporting Company Shareholder or their affiliates, any affiliates of the Supporting Company Shareholder, or any employees of such affiliates or (J) to Pioneer in connection with the Supporting Company Shareholder’s contribution of Restricted Securities to the Acorns Customer Loyalty Share Program.

2

(b)               If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and Pioneer shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Pioneer may impose stop-transfer instructions with respect to the Restricted Securities of the Supporting Company Shareholder (and Permitted Transferees thereof) until the end of the Lock-Up Period.

(c)               During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF MAY 26, 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d)               For the avoidance of any doubt, the Supporting Company Shareholder shall retain all of its rights as a shareholder of Pioneer during the Lock-Up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities.

(e)               At any time during the Lock-Up Period, the Company or Pioneer may, to the extent not prohibited by applicable Law and subject to Section 1(f), waive compliance by the Supporting Company Shareholder with any of the agreements or conditions for the benefit of the Company or Pioneer set forth herein, as applicable, provided that any such waiver shall be valid only if set forth in a written instrument signed on behalf of the Company or Pioneer, as applicable.

3

(f)                If any Key Company Shareholder or Supporting Sponsor Shareholder is granted a release or waiver from or termination of any lock-up agreement (such holder, a “Triggering Holder”) executed in connection with the transactions contemplated by the Combination Agreement prior to the expiration of the Lock-Up Period, then the Company and Pioneer (i) shall provide written notice to the Supporting Company Shareholder of the terms of such release, waiver or termination and (ii) shall be deemed to have granted a release, waiver or termination of this Agreement in respect of the Supporting Company Shareholder’s obligations hereunder on the same terms and on a pro-rata basis with respect to such number of Restricted Securities (rounded down to the nearest whole security) equal to the product of (i) the total percentage of Restricted Securities (as defined in the Triggering Holder’s lock-up agreement) held by the Triggering Holder immediately following the consummation of the Closing that are being released from the applicable lock-up agreement multiplied by (ii) the total number of Restricted Securities held by the Supporting Company Shareholder immediately following the consummation of the Closing.

2.             Representations and Warranties of Supporting Company Shareholder. The Supporting Company Shareholder represents and warrants to the Company as follows:

(a)               The Supporting Company Shareholder is (i) an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) or (ii) an individual.

(b)               If the Supporting Company Shareholder is not an individual, the Supporting Company Shareholder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If the Supporting Company Shareholder is an individual, the Supporting Company Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of the Supporting Company Shareholder. This Agreement has been duly and validly executed and delivered by the Supporting Company Shareholder and constitutes the valid, legal and binding agreements of the Supporting Company Shareholder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Persons party hereto), enforceable against the Supporting Company Shareholder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c)               The execution and delivery of this Agreement by the Supporting Company Shareholder does not, and the performance by the Supporting Company Shareholder of its obligations hereunder will not, (i) violate any provision of, or result in the breach of, any Law to which the Supporting Company Shareholder is subject or by which any property or asset of the Supporting Company Shareholder is bound, (ii) if the Supporting Company Shareholder is an entity, conflict with or result in a violation of the Governing Documents of the Supporting Company Shareholder, or (iii) violate any provision of or result in breach, default or acceleration under any Contract binding upon the Supporting Company Shareholder or, if the Supporting Company Shareholder is an entity, its Equity Securities, or require any consent or approval that has not been given or other action that has not been taken by any Person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by the Supporting Company Shareholder of its obligations under this Agreement.

4

(d)               No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Supporting Company Shareholder with respect to the Supporting Company Shareholder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act.

(e)               As of the date hereof, there are no Proceedings pending against the Supporting Company Shareholder or, to the knowledge of the Supporting Company Shareholder threatened against the Supporting Company Shareholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Supporting Company Shareholder of its obligations under this Agreement.

3.             Other Lock-Up Agreements. The Company represents and warrants to the Supporting Company Shareholder that, as of the date hereof, each other Key Company Shareholder has entered into or will enter into a Company Lock-Up Agreement with the Company and Pioneer (each, an “Other Company Lock-Up Agreement”) having terms and conditions that are no more favorable to such other Key Company Shareholder than the terms and conditions contained in this Agreement. Pioneer represents and warrants to the Supporting Company Shareholder that, as of the date hereof, each Supporting Sponsor Shareholder has entered into or will enter into a Sponsor Lock-Up Agreement with the Company and Pioneer (each, together with the Other Company Lock-up Agreements, an “Other Lock-Up Agreement”) substantially in the form attached as an exhibit to the Combination Agreement. Furthermore, and in addition to and without limiting the express provisions of Section 1(f), the Company and Pioneer hereby agree that, in the event that any Other Lock-Up Agreement includes (notwithstanding the representations and warranties in the previous two sentences), or is amended or modified (including by waiver of a Key Company Shareholder’s or Supporting Sponsor Shareholder’s obligations thereunder), to include any terms or conditions that are more favorable to the applicable Key Company Shareholder or Supporting Sponsor Shareholder under such Other Lock-Up Agreement than those contained in this Agreement or any Other Lock-Up Agreement, the Company or Pioneer, as applicable, shall, promptly following the execution, amendment or modification (including by waiver) of such Other Lock-Up Agreement, offer to the Supporting Company Shareholder the opportunity to amend or modify this Agreement to include such terms and conditions (or waive such obligations, if applicable).

5

4.             Miscellaneous.

(a)               Termination. This Agreement, and all of the representations, warranties, agreements and covenants contained herein, shall automatically terminate, without any notice or other action by any party, and be void ab initio upon the earlier of (i) the termination of the Combination Agreement in accordance with its terms, (ii) the end of the Lock-Up Period, and (iii) the written agreement of Pioneer, the Company and the Supporting Company Shareholder. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 4(a) shall not affect any liability on the part of any party for a breach of any covenant or agreement set forth in this Agreement prior to such termination. The provisions of Section 4 of this Agreement, including this Section 4(a), shall survive any termination of this Agreement.

(b)               Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective Permitted Transferees and permitted successors and assigns. This Agreement and all obligations of the Supporting Company Shareholder are personal to the Supporting Company Shareholder and may not be transferred or delegated by the Supporting Company Shareholder (except to a Permitted Transferee) at any time without the prior written consent of Pioneer and the Company. Each of Pioneer and the Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of the Supporting Company Shareholder.

(c)               Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d)               Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. The parties expressly agree that Sections 9.14 (Governing Law), 9.15 (Submission to Jurisdiction) and 9.16 (Waiver of Jury Trial) of the Combination Agreement shall apply to this Agreement as if fully stated herein, mutatis mutandis.

(e)               Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given ) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) (a) in the case of the Company or Pioneer, in accordance with Section 9.4 of the Combination Agreement and (b) in the case of the Supporting Company Shareholder, to the address set forth below the Supporting Company Shareholder’s name on the signature page to this Agreement.

6

(f)                Amendment. Except as provided in Section 1(e) and Section 3, this Agreement may be amended or modified only by a written agreement executed and delivered by Pioneer, the Company and the Supporting Company Shareholder, and any purported amendment by any party or parties effected in a manner which does not comply with this Section 4(f) shall be void, ab initio.

(g)               Entire Agreement. This Agreement, together with the other agreements referenced herein, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Combination Agreement or any Ancillary Documents. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, obligations or remedies of Pioneer, the Company or the Supporting Company Shareholder under any other agreement among any of the Pioneer, the Company or the Supporting Company Shareholder or any certificate or instrument executed by any party in favor of any other party, and nothing in any other agreement, certificate or instrument shall limit any of the rights, obligations or remedies of Pioneer, the Company or the Supporting Company Shareholder under this Agreement.

(h)               Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall use commercially reasonable efforts to execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(i)                 Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors, accountants and other representatives or consultants, shall be paid by the party incurring such fees or expenses.

(j)                 Construction; Interpretation. The term “this Agreement” means this Company Lock-Up Agreement, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Sections are to Sections of this Agreement; and (k) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time. When calculating the period of time before which, within which or following which any action under this Agreement is required to be done, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

7

(k)               Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(l)                 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

(m)             No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Proceeding for breach of this Agreement may only be made against, the parties to this Agreement, and none of the Company Related Parties, the Pioneer Related Parties or the Shareholder Related Parties (as defined below) shall have any liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. No party shall have any right of recovery in respect hereof against any Company Related Party, Pioneer Related Party or Shareholder Related Party, as applicable, and no personal liability shall attach to any Company Related Party, Pioneer Related Party or Shareholder Related Party through such applicable party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Proceeding or otherwise. The provisions of this Section 4(m) are intended to be for the benefit of, and are enforceable by, the Company Related Parties, the Pioneer Related Parties and the Shareholder Related Parties and each such Person shall be an express third-party beneficiary of this Section 4(m). This Section 4(m) shall be binding on all successors and assigns of the parties. As used herein, “Shareholder Related Party” means any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Supporting Company Shareholder or any family member of the foregoing Persons.

8

(n)               Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

[signature page follows]

9

IN WITNESS WHEREOF, each of the parties has caused this Lock-Up Agreement to be duly executed on its behalf as of the day and year first above written.

PIONEER MERGER CORP.

By:
Name:
Title:

ACORNS GROW INCORPORATED

By:
Name:
Title:

SUPPORTING COMPANY SHAREHOLDER:

By:
Name:
Title:

Series A Preferred Stock:
Series B Preferred Stock:
Series C Preferred Stock:
Series D Preferred Stock:
Series E Preferred Stock:
Common Stock:

Address for Notice:

Attention:
Facsimile:
E-mail:

EXHIBIT E

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Pioneer Merger Corp., a Cayman Islands exempted company, which shall be domesticated as a Delaware corporation prior to the closing of the Transaction (as defined herein) (“SPAC”), and the undersigned subscriber (the “Investor”).

WHEREAS, this Subscription Agreement is being entered into in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Combination Agreement”), by and among SPAC, Acorns Grow Incorporated, a Delaware corporation (the “Company”), and Pioneer SPAC Merger Sub Inc. (“SPAC Merger Sub”), pursuant to which, among other things, SPAC Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, the Company will become a subsidiary of SPAC, on the terms and subject to the conditions therein (the transactions contemplated by the Combination Agreement, including the merger, the “Transaction”);

WHEREAS, in connection with the Transaction, SPAC is seeking commitments from interested investors to purchase, following the Domestication (as defined below) and prior to the closing of the Transaction, shares of SPAC’s common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors” and together with the Investor, the “Investors”), severally and not jointly, pursuant to which the Investors, severally and not jointly, have agreed to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 16,500,000 Shares, at the Per Share Purchase Price;

WHEREAS, prior to the closing of the Transaction (and as more fully described in the Combination Agreement), SPAC will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and de-register as a Cayman Islands exempted company in accordance with Section 206 of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”); and

WHEREAS, the aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

NOW, THEREFORE, in connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and SPAC acknowledges and agrees as follows:

1.             Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from SPAC the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that SPAC reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by SPAC only when this Subscription Agreement is signed by a duly authorized person by or on behalf of SPAC; SPAC may do so in counterpart form. Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be purchased by the Investor and issued by SPAC pursuant hereto shall be shares of common stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company).

2.            Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in Section 3 below and (b) delivery of written notice from (or on behalf of) SPAC to the Investor (the “Closing Notice”), that SPAC reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to SPAC, three (3) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by SPAC in the Closing Notice and (ii) any other information that is reasonably requested in the Closing Notice in order for SPAC to issue the Investor’s Shares, including, without limitation, the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, SPAC shall issue a number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form in the name of the Investor on SPAC’s share register; provided, however, that SPAC’s obligation to issue the Shares to the Investor is contingent upon SPAC having received the Subscription Amount in full accordance with this Section 2. If the Closing does not occur within ten (10) business days following the Closing Date specified in the Closing Notice, SPAC shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount in full to the Investor. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

3.             Closing Conditions.

a.             The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i)                  no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii)                all conditions precedent to the closing of the Transaction under the Combination Agreement shall have been satisfied (as determined by the parties to the Combination Agreement and other than those conditions under the Combination Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) or waived and the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing Date.

b.             The obligation of SPAC to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date and (ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c.             The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that (i) all representations and warranties of SPAC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by SPAC of each of the representations and warranties of SPAC contained in this Subscription Agreement as of the Closing Date and (ii) all obligations, covenants and agreements of SPAC required by the Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

2

4.             Further Assurances. At or prior to the Closing Date, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.             SPAC Representations and Warranties. Except with respect to the SPAC’s ongoing review of the implications of the U.S. Securities and Exchange Commission’s (the “SEC”) issuance of the Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, made on April 12, 2021, and any actions taken by SPAC in connection with such review or statement, SPAC represents and warrants to the Investor that:

a.              SPAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). SPAC has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, SPAC will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

b.             As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under SPAC’s certificate of incorporation (as amended on the Closing Date) or under the Corporation Law of the State of Delaware.

c.              This Subscription Agreement has been duly authorized, executed and delivered by SPAC and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against SPAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.             The issuance and sale of the Shares and the compliance by SPAC with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC or any of its subsidiaries is a party or by which SPAC or any of its subsidiaries is bound or to which any of the property or assets of SPAC or any of its subsidiaries is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of SPAC and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of SPAC to timely comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of SPAC; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of SPAC to timely comply in all material respects with this Subscription Agreement.

e.              As of their respective dates, all reports (the “SEC Reports”) required to be filed by SPAC with the SEC complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of SPAC included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of SPAC as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by SPAC from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports as of the date hereof.

3

f.              SPAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by SPAC of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by the Nasdaq, or such other applicable stock exchange on which SPAC’s common stock is then listed (the “Stock Exchange”), (iv) filings required by the Combination Agreement as conditions to consummation of the Transaction, and (v) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

g.             As of the date of this Subscription Agreement, the authorized capital stock of SPAC consists of 5,000,000 preference shares (“Preferred Shares”), 500,000,000 Class A ordinary shares (“Class A Shares”), and 50,000,000 Class B ordinary shares (the “Class B Shares”), each par value $0.0001 per share. As of the date of this Subscription Agreement, (i) no Preferred Shares are issued and outstanding, (ii) 40,250,000 Class A Shares are issued and outstanding, (iii) 10,062,500 Class B Shares are issued and outstanding and (iv) 13,416,667 redeemable warrants and 3,350,000 private placement warrants to acquire Class A Shares are outstanding. Following the Domestication, and immediately prior to the closing of the Transaction (assuming that all shares to be issued pursuant to the Subscription Agreements have been issued and that no holders of Class A Shares have validly elected to redeem their shares in connection with the closing of the Transaction), the authorized capital stock of SPAC will consist of 100,000 shares of preferred stock, par value $0.0001 per share (“Delaware Preferred Shares”) and 321,700,000 shares of common stock, par value $0.0001 per share (“Delaware Common Shares”), of which (1) no Delaware Preferred Shares will be issued and outstanding, (2) a number of Delaware Common Shares will be issued and outstanding pursuant to the Combination Agreement, subject in all respects to the assumptions referenced in such section, and (3) 13,416,632 redeemable warrants and 3,350,000 private placement warrants to acquire Delaware Common Shares will be outstanding. All (A) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and (B) outstanding warrants have been duly authorized and validly issued. Except as set forth above and pursuant to the Other Subscription Agreements, the Combination Agreement and the other agreements and arrangements referred to therein or in the SEC Reports, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from SPAC any Class A Shares, Class B Shares or other equity interests in SPAC, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, SPAC has no subsidiaries, other than Pioneer SPAC Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which SPAC is a party or by which it is bound relating to the voting of any securities of SPAC, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Combination Agreement.

h.             As of the date hereof, the issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange. Except as disclosed in SPAC’s filings with the SEC, as of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of SPAC, threatened against the SPAC by the Stock Exchange or the SEC, respectively, to prohibit or terminate the listing of the Class A Shares or, when issued, the Delaware Common Shares, or to deregister the Class A Shares or, when registered and issued in connection with the Domestication, the Delaware Common Shares, under the Exchange Act. SPAC has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act, other than in connection with the Domestication and subsequent registration under the Exchange Act of the Delaware Common Shares.

i.               Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by SPAC to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

4

j.               Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of SPAC, threatened against SPAC or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against SPAC. SPAC is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. For avoidance of doubt, any restatement of the financial statements of SPAC in connection with the Statement shall not be considered to result in a Material Adverse Effect.

k.             Other than the Placement Agent (as defined below), SPAC has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Shares, and SPAC is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agent.

l.               SPAC is not, and immediately after receipt of payment for the Shares and prior to the closing of the Transaction, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

m.             Neither SPAC nor any of its subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does SPAC or any of its subsidiaries have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

n.             Other than the Other Subscription Agreements, the Combination Agreement and any other agreement expressly contemplated by the Combination Agreement or described in the SEC Reports, SPAC has not entered into any side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in SPAC (other than any side letter or similar agreement relating to the transfer to any investor of (i) securities of SPAC by existing securityholders of SPAC, which may be effectuated as a forfeiture to SPAC and reissuance, or (ii) securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement).

6.             Investor Representations and Warranties. The Investor represents and warrants to SPAC that:

a.             The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), a “qualified purchaser” (as defined in Section 2(a)(51) of the Investment Company Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), the Investor has full investment discretion with respect to each such account, and has the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A) or any securities laws of the United States or any other jurisdiction. The Investor is not an entity formed for the specific purpose of acquiring the Shares. The Investor further acknowledges that it is aware that the sale to it is being made in reliance on a private placement exempt from registration under the Securities Act and is acquiring the Shares for its own account or for an account over which it exercises sole discretion for another qualified institutional buyer or accredited investor.

b.             The Investor (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Accordingly, the Investor understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

5

c.              The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the Shares are being offered for resale in transactions not requiring registration under the Securities Act, and unless so registered, may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to any exemption therefrom or in a transaction not subject thereto.. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the Closing Date. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

d.             The Investor acknowledges and agrees that the Investor is purchasing the Shares directly from SPAC. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of SPAC, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of SPAC expressly set forth in Section 5 of this Subscription Agreement.

e.              The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

f.              The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SPAC, the Transaction and the business of the Company and its direct and indirect subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed the SEC Reports and other information as the Investor has deemed necessary to make an investment decision with respect to the Shares. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

g.             The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and SPAC, the Company or a representative of SPAC or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and SPAC, the Company or a representative of SPAC or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, the Company, the Placement Agent, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of SPAC contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SPAC. The Investor acknowledges that certain information provided to the Investor was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Investor acknowledges that such information and projections were prepared without the participation of the Placement Agent and that the Placement Agent does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

6

h.             The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares. The Investor will not look to the Placement Agent for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the Shares, has no need for liquidity with respect to its investment in the Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Shares.

i.              Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in SPAC. The Investor acknowledges specifically that a possibility of total loss exists.

j.              In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agent or any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning SPAC, the Company, the Transaction, the Combination Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

k.             The Investor acknowledges that SPAC, the Company and the Placement Agent currently may have, and later may come into possession of, information regarding SPAC or the Company that is not known to the Investor and that may be material to a decision to enter into this transaction to purchase the Shares (“Excluded Information”), (ii) the Investor has determined to enter into this transaction to purchase the Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) neither SPAC, the Company or the Placement Agent shall have liability to the Investor, and to the extent permitted by law, the Investor hereby waives and releases any claims it may have against SPAC, the Company or the Placement Agent with respect to the nondisclosure of the Excluded Information.

l.              The Investor acknowledges that the Placement Agent: (i) has not provided the Investor with any information or advice with respect to the Shares, (ii) has not made or make any representation, express or implied as to SPAC, the Company, the Company’s credit quality, the Shares or the Investor’s purchase of the Shares, (iii) has not acted as the Investor’s financial advisor or fiduciary in connection with the issue and purchase of Shares, (iv) may have acquired, or during the term of the Shares may acquire, non-public information with respect to the Company, which, subject to the requirements of applicable law, the Investor agrees need not be provided to it, (v) may have existing or future business relationships with SPAC and the Company (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares.

m.            The Investor acknowledges that it has not relied on the Placement Agent in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to herein and the Investor has not relied on any investigation that the Placement Agent, any of its affiliates or any person acting on their behalf have conducted with respect to the Shares, SPAC or the Company. The Investor further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agent or any of its affiliates.

7

n.            The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

o.             The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

p.             The execution, delivery and performance by the Investor of this Subscription Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of SPAC, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

q.             The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

r.              No disclosure or offering document has been prepared by Citigroup Global Markets Inc. or any of its respective affiliates (the “Placement Agent”) in connection with the offer and sale of the Shares.

s.              Neither Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to SPAC, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SPAC. The Placement Agent has not made and does not make any representation as to SPAC, the Company or the quality or value of the Shares.

t.               In connection with the issue and purchase of the Shares, the Placement Agent has not acted as the Investor’s financial advisor or fiduciary. In addition, the Investor acknowledges and agrees that the Placement Agents have not provided any recommendation or investment advice nor have the Placement Agents solicited any action from it with respect to the offer and sale of the Shares and it has consulted with its own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The Investor further acknowledges and agrees that, although the Placement Agents may choose to provide certain Regulation Best Interest and Form CRS disclosures or other documentation to it in connection with the offer and sale of the Shares, the Placement Agents are not making a recommendation to participate in the offer and sale of the Shares, or to enter into any purchase agreement or similar document, and nothing set forth in any such disclosure or documents that may be provided to it from time to time is intended to suggest that the Placement Agents are making such a recommendation.

8

u.             The Investor has or has commitments to have and, when required to deliver payment to SPAC pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

v.             The Investor acknowledges the SEC’s issuance of the Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, made on April 12, 2021, and the SPAC’s ongoing review of the implications of such statement, and the Investor agrees that any actions taken by SPAC in connection with such review or statement shall not be deemed to constitute a breach of any of the representations, warranties or covenants in this Subscription Agreement.

7.             Registration Rights.

a.             In the event that the Shares are not registered in connection with the consummation of the Transaction, SPAC agrees that, within forty-five (45) calendar days after the Closing Date, it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) ninety (90) calendar days after the filing thereof (or one hundred twenty (120) calendar days after the filing thereof if the SEC notifies SPAC that it will “review” the Registration Statement) and (ii) ten (10) business days after SPAC is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. In connection with the foregoing, Investor shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. SPAC agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the second anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 promulgated under the Securities Act (“Rule 144”) within 90 days without the public information, volume or manner of sale limitations of such rule (such date, the “End Date”). Prior to the End Date, SPAC will use commercially reasonable efforts to qualify the Shares for listing on the applicable stock exchange. The Investor agrees to disclose its ownership to SPAC upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) above. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw its Shares from the Registration Statement. Notwithstanding the foregoing, if the SEC prevents SPAC from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. For as long as the Registration Statement shall remain effective pursuant to this Section 7(a), SPAC will use commercially reasonable efforts to update or amend the Registration Statement as necessary to include the Shares. For as long as the Investor holds the Shares, SPAC will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the Investor to resell the Shares pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor), as applicable. Notwithstanding anything to the contrary contained herein, SPAC may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after SPAC becomes eligible to use such Form S-3. The Investor acknowledges and agrees that SPAC may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, provided, that, (I) SPAC shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than a total of one hundred-twenty (120) calendar days in any three hundred sixty (360) day period and (II) SPAC shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter. SPAC’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to SPAC such information regarding the Investor, the securities of SPAC held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by SPAC to effect the registration of such Shares, and shall execute such documents in connection with such registration as SPAC may reasonably request that are customary of a selling stockholder in similar situations.

9

b.             Indemnification.

(i)                  SPAC agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees, and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all out-of-pocket losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to SPAC by or on behalf of the Investor expressly for use therein.

(ii)                The Investor agrees, severally and not jointly with any other person that is a party to the Other Subscription Agreements, to indemnify and hold harmless SPAC, its directors and officers and agents and each person who controls SPAC (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

(iii)              Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv)               The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

10

(v)                If the indemnification provided under this Section 7(b) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to in Sections 7(b)(i), (ii) and (iii) above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(b)(v) from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 7(b)(v) by any seller of Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

8.             Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Combination Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto and the Company to terminate this Subscription Agreement, (c) 30 days after the Termination Date (as defined in the Combination Agreement as in effect on the date hereof), if the Closing has not occurred by such date other than as a result of a breach of Investor’s obligations hereunder, or (d) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are (i) not satisfied or waived prior to the Closing or (ii) not capable of being satisfied on the Closing and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. SPAC shall notify the Investor in writing of the termination of the Combination Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to SPAC in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.

9.             Trust Account Waiver. The Investor acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SPAC and one or more businesses or assets. The Investor further acknowledges that, as described in SPAC’s prospectus relating to its initial public offering dated January 7, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public shareholders and the underwriters of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations and to fund certain of its working capital requirements, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of SPAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 9 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Shares currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such Shares, except to the extent that the Investor has otherwise agreed with SPAC to not exercise such redemption right.

11

10.           Miscellaneous.

a.                    Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of each of the other parties hereto; provided that (i) this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to an affiliate or any fund or account managed by the same investment manager as the Investor or by an affiliate (as defined in Rule 12b-2 of the Exchange Act) of such investment manager without the prior consent of SPAC and (ii) the Investor's rights under Section 7 may be assigned to an assignee or transferee of the Shares; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof; provided, that no assignment pursuant to clause (i) of this Section 10 shall relieve the Investor of its obligations hereunder.

b.                   SPAC may request from the Investor such additional information as SPAC may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that, SPAC agrees to keep any such information provided by Investor confidential except (i) as necessary to include in any registration statement SPAC is required to file hereunder, (ii) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (iii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s securities are listed for trading. The Investor acknowledges and agrees that if it does not provide SPAC with such requested information, SPAC may not be able to register the Investor's Shares for resale pursuant to Section 7 hereof. The Investor acknowledges that SPAC may file a copy of this Subscription Agreement (or a form of this Subscription Agreement) with the SEC as an exhibit to a periodic report or a registration statement of SPAC.

c.                   The Investor acknowledges that SPAC, the Company, the Placement Agent and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto. Prior to the Closing, the Investor agrees to promptly notify SPAC, the Company and the Placement Agent if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify SPAC and the Placement Agent if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Shares from SPAC will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d.                   SPAC, the Company and the Placement Agent are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 10(d) shall not give the Company or the Placement Agent any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of SPAC set forth in this Subscription Agreement.

e.                    The Investor hereby acknowledges and agrees that it will not, nor will any person acting at the Investor’s direction or pursuant to any understanding with Investor (including Investor’s controlled affiliates), directly or indirectly, offer, sell, pledge, contract to sell, sell any option in, or engage in hedging activities or execute any “short sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to, any Shares or any securities of SPAC or any instrument exchangeable for or convertible into any Shares or any securities of SPAC until the consummation of the Transaction (or such earlier termination of this Subscription Agreement in accordance with its terms). For the avoidance of doubt, this Section 10(e) shall not apply to any sale (including the exercise of any redemption right) of securities of SPAC (i) held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the execution of this Subscription Agreement or (ii) purchased by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement. Notwithstanding the foregoing, (i) nothing herein shall prohibit any entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s participation in the transactions contemplated hereby (including the Investor’s controlled affiliates and/or affiliates) from entering into any short sales; (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 10(e) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

12

f.                    All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transaction, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transaction and remain in full force and effect.

g.                   This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no modification or waiver by SPAC of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

h.                   This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 7(b), Section 8, Section 10(c), Section 10(d), Section 10(g), this Section 10(h), the last sentence of Section 10(l) and Section 11 with respect to the persons specifically referenced therein, and Section 6 with respect to the Placement Agent, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions; provided, that, notwithstanding anything to the contrary contained in this Subscription Agreement, the Company is an intended third party beneficiary of each of the provisions of this Subscription Agreement.

i.                     Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j.                     If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

k.                   This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

13

l.                     The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce the Investor’s obligations to fund the Subscription Amount and the provisions of the Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein. For the avoidance of doubt, the Placement Agent is third party beneficiary with rights to enforce Section 4, Section 5, Section 6, Section 10 and Section 11 hereof on its own behalf and not, for the avoidance of doubt, on behalf of SPAC.

m.                   If any change in the number, type or classes of authorized shares of SPAC (including the Shares), other than as contemplated by the Combination Agreement or any agreement contemplated by the Combination Agreement, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor shall be appropriately adjusted to reflect such change.

n.                   This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

o.                   Each party hereto hereby, and any person asserting rights as a third party beneficiary may do so only if he, she or it, irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the United States District Court for the Southern District of New York and the Supreme Court of the State of New York, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10(o) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10(o) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

p.                   Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to SPAC.

14

11.           Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agent, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of SPAC expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SPAC. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agent, its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Combination Agreement or any Non-Party Affiliate (other than SPAC with respect to the previous sentence), shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract, under federal or state securities laws or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SPAC, the Company, the Placement Agent or any Non-Party Affiliate concerning SPAC, the Company, the Placement Agent, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SPAC, the Company, the Placement Agent or any of SPAC’s, the Company’s or the Placement Agent’s controlled affiliates or any family member of the foregoing.

12.           Disclosure. SPAC shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that SPAC has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of SPAC, the Investor shall not be in possession of any material, non-public information received from SPAC or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with SPAC, the Placement Agent or any of their affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, SPAC shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s securities are listed for trading or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 12.

[SIGNATURE PAGES FOLLOW]

15

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: May 26, 2021

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by SPAC in the Closing Notice. To the extent the offering is oversubscribed the number of Shares received and the Subscription Amount may be less than the maximum number of Shares subscribed for.

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date set forth below.

PIONEER MERGER CORP.

By:
Name:
Title:

Date:       May 26, 2021

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐  We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.	☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐  Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐  Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐  Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐  Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐  Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐  Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

C.	QUALIFIED PURCHASER STATUS

(Please check the applicable subparagraphs): FOR INDIVIDUALS:

1.	☐ A natural person who owns not less than U.S.$5,000,000 in investments. For this purpose, investments owned by the Investor include all investments that are the Investor’s separate property and any investments held jointly with the Investor’s spouse, as community property or otherwise, but do not include investments that are the separate property of the Investor’s spouse unless the interest will be a joint investment of the Investor and the Investor’s spouse.

2.	☐ A natural person who has discretionary investment authority with regard to at least U.S.$25,000,000 of investments, including for this purpose solely the Investor’s own investments and investments of third parties that are themselves accurately described by one or more paragraphs of this Section C.

(Please check the applicable subparagraphs): FOR ENTITIES:

3.	☐ A corporation, partnership, limited liability company, trust or other organization that: (i)was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); (ii)owns not less than U.S.$5,000,000 in investments; and (iii)is owned directly or indirectly solely by or for two or more natural persons who are related as siblings or spouses (including former spouses), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons.

4.	☐ A trust: (i) that is not described in paragraph (3) of this Section C; (ii) that was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); and (iii) with respect to which each of the settlors and other contributors of assets, trustees, and other authorized decision makers is a person described in paragraph (1), (2), (3) or (4) of this Section C.

5.

☐ An entity that:  (i) was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); and (ii) has discretionary investment authority with regard to at least U.S.$25,000,000 of investments, whether for its own account or for the account of other persons that are themselves accurately described by one or more other paragraphs of this Section C.

6.

☐ An entity, each and every beneficial owner of which is a person accurately described by one or more of the foregoing paragraphs of this Section C or is itself an entity each and every beneficial owner of which is a person accurately described by one or more of the foregoing paragraphs of this Section C.  If the Investor is a qualified purchaser solely for the reason described in this paragraph 6, the Investor shall, at the request of the SPAC, submit to SPAC a separate qualified purchaser questionnaire for each beneficial owner of the Investor’s securities.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

EXHIBIT F

SHAREHOLDERS’ AGREEMENT

This Shareholders’ Agreement (this “Agreement”) is made and entered into as of May 26, 2021, by and among Pioneer Merger Corp., a Cayman Islands exempted company limited by shares (“Pioneer”), Pioneer Merger Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”) and Acorns Grow Incorporated, a Delaware corporation (“Acorns”). Each of the Sponsor, Pioneer, the Company (as defined below) and Acorns are referred to herein as a “party” and collectively as “parties”). This Agreement shall become effective only upon the Closing (as defined in the BCA (as defined below)).

RECITALS

WHEREAS, Pioneer and Acorns have entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended or supplemented from time to time, the “BCA”), by and among Pioneer, Pioneer SPAC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Acorns;

WHEREAS, pursuant to the BCA and the transactions contemplated thereby, among other things, (i) Pioneer will be domesticated as a Delaware corporation and, in connection therewith, renamed “Acorns Holdings, Inc.” (Pioneer, following such domestication, the “Company”), (ii) Merger Sub will merge with and into Acorns, with Acorns being the surviving entity and a wholly-owned subsidiary of the Company (the “Merger”), and (ii) by virtue of the Merger, former stockholders of Acorns will receive newly issued shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company;

WHEREAS, capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the BCA; and

WHEREAS, the parties desire to set forth certain rights and obligations with respect to certain matters, including those relating to the Company’s Board of Directors (the “Board”).

AGREEMENT

In consideration of the foregoing and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.             Defined Terms; Interpretation.

1.1                “Affiliated Fund” means, with respect to any Person, an affiliated fund or entity of such Person, which means with respect to a limited liability company or a limited liability partnership, a fund or entity managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company, or advised by the same investment adviser.

1.2                “Board” means the board of directors of the Company.

1.3                “Certificate of Incorporation” means the certificate of incorporation of the Company as of immediately following the Effective Time, as amended and/or restated from time to time.

1.4                “Director” means any member of the Board.

1.5                “Fallaway Event” means the first date following the Closing on which the Sponsor Investors beneficially own, in the aggregate, a number of Shares less than fifty percent (50%) of the total number of Initial Sponsor Shares (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and the like).

1.6                “Initial Sponsor Shares” means the aggregate number of Shares beneficially owned by the Sponsor Investors immediately following the Closing.

1.7                “Nasdaq” means the Nasdaq Capital Market.

1.8                “Nasdaq Listing Standards” means Nasdaq listing standards, taking into account the specific factors and guidance set forth in Rule 5605 of the Nasdaq listing standards, including the commentary thereto.

1.9                “Permitted Transfer” means, with respect to any Person, (A) in the case of such Person being an individual, by gift to a member of one of the individual’s immediate family, or to a trust or other estate planning vehicle, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (B) in the case of such Person being an individual, by virtue of laws of descent and distribution upon death of such Person; (C) in the case of such Person being an individual, pursuant to a qualified domestic relations order; (D) by pro rata distributions from such Person to its members, partners, or shareholders pursuant to such Person’s organizational documents; (E) by virtue of applicable law or such Person’s organizational documents upon liquidation or dissolution of the Sponsor Investor; or (F) to such Person’s officers or directors, any affiliate or family member of any of such Persons’s officers or directors, any members or partners of such Person or their affiliates, any affiliates of such Person, or any employees of such affiliates.

1.10             “Person” means any natural person, sole proprietorship, partnership, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

1.11             “Shares” means shares of Common Stock.

1.12             “Sponsor Investors” means (i) the Sponsor, (ii) any Affiliated Fund of the Sponsor to whom the Sponsor has transferred Shares, (iii) the recipient of any Permitted Transfer of Shares by the Sponsor or any Affiliated Fund of the Sponsor to whom the Sponsor has transferred Shares and (iv) the recipient of any Permitted Transfer of Shares by another Sponsor Investor.

1.13             The phrase “beneficially owned” shall refer to beneficial ownership as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

2.             Board Matters.

2.1          Sponsor Nominee.

(a)           Following the Effective Time and until the occurrence of a Fallaway Event, the Company shall nominate in writing one (1) person from the list of candidates set forth on Section 6.15(b) of the Pioneer Disclosure Schedules (as defined in the BCA) for election to the Board at any meeting of Company stockholders at which directors are to be elected (the “Sponsor Nominee,” and such Sponsor Nominee, while serving as a Director, a “Sponsor Director”).

(b)           Until the occurrence of a Fallaway Event, the Company, once the Company has nominated the Sponsor Nominee in accordance with Section 2.1, will nominate and support the Sponsor Nominee at any meeting of Company stockholders at which directors are to be elected in accordance with Section 2.3(f).

(c)           If at any time a Fallaway Event occurs, then (i) upon receipt of a request from the Board to the Sponsor or to the Sponsor Director, the Sponsor Director shall (and the Sponsor shall cause the Sponsor Director to) immediately tender his or her resignation as a Director and (ii) the Sponsor Investors shall no longer have any rights under this Section 2.3.

(d)           Prior to his or her nomination, and as a condition to his or her nomination to the Board, the Sponsor Nominee shall deliver to the Company an irrevocable letter of resignation resigning automatically and without further action upon delivery of a request for resignation by the Sponsor or, following the Fallaway Event, by the Company.

(e)           Removal of Directors; Replacement of Sponsor Nominee. The Sponsor Director shall be subject to removal pursuant to the applicable provisions of the Certificate of Incorporation of the Company and the Bylaws of the Company, in each case as amended through such time. Until the occurrence of a Fallaway Event, in the event of the death, disability, resignation or removal of the Sponsor Director as a Director, the Company shall nominate a Sponsor Nominee from the list of candidates set forth on Section 6.15(b) of the Pioneer Disclosure Schedules (but excluding for the avoidance of doubt, such former Sponsor Director who is no long a Director) to replace such Sponsor Director and the Sponsor Investors and the Company shall take such lawful action as is necessary to cause such Sponsor Nominee to be appointed to the Board as a Sponsor Director.

(f)            Company Obligations. The Company agrees that for as long as this Agreement remains in effect and a Fallaway Event has not occurred:

(i)                  provided that the Sponsor Nominee is able and willing to continue to serve on the Board, the Company will include the Sponsor Nominee in the Company’s slate of director nominees to stand for election to the Board at any meeting of Company stockholders at which directors are to be elected;

(ii)                 to use its reasonable efforts to cause the election to the Board of a slate of directors that includes the Sponsor Nominee, including by recommending, supporting and soliciting proxies for such Sponsor Nominee, in each such case, in substantially the same manner as it recommends, supports and solicits proxies for any other members of such slate of director nominees; and

(iii)               if the Sponsor Nominee (or currently serving Sponsor Director) is not elected to serve as a Director, the Board will take all lawful actions to appoint such Sponsor Nominee as a Director, including, if required, increasing the size of the Board and appointing such Sponsor Nominee to fill the vacancy created by such increase.

2.2          Reimbursement of Expenses. The Company shall reimburse the Sponsor Director for all reasonable out-of-pocket expenses incurred in connection with their participation in and/or attendance at, meetings of the Board and any committees thereof, including commercial air travel, lodging and meal expenses.

2.3           Indemnification. For so long as the Sponsor Director serves as a Director, (i) the Company shall provide such Sponsor Director with the same expense reimbursement, benefits, indemnity, exculpation and other arrangements provided to any of the other directors of the Company and (ii) the Company shall not amend, alter or repeal any right to expense reimbursement, indemnification or exculpation covering or benefiting such Sponsor Director (except to the extent such amendment or alteration permits the Company to provide broader expense reimbursement, indemnification or exculpation rights than permitted prior thereto).

3.            Company Representations and Warranties. The Company represents and warrants to the Sponsor that: (a) the Company has all requisite corporate power and authority to (i) execute and deliver this Agreement, and (ii) consummate the transactions contemplated hereby and perform all obligations to be performed by it hereunder and thereunder; (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been (i) duly and validly authorized and approved by the Board and (ii) determined by the Board as advisable to the Company and its stockholders; (c) no other corporate proceeding on the part of the Company is necessary to authorize this Agreement and the transactions contemplated hereby; and (d) this Agreement has been duly and validly executed and delivered by the Company, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability is subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

4.              Miscellaneous.

4.1.         Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto.

4.2.         Successors and Assigns; Third Party Beneficiaries. Except as otherwise provided in this Agreement, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors, assigns and legal representatives of the parties; provided, that no party may assign its respective rights or delegate its respective obligations under this Agreement without the prior written consent of the other parties, and any assignment in contravention hereof shall be null and void; provided, that any Sponsor Investor may assign any of its rights and obligations hereunder to an Affiliated Fund without the consent of the other parties, but no such assignment will relieve such Sponsor Investor of its obligations hereunder; provided, further, that the Company may assign its rights and obligations hereunder without the consent of the other parties in connection with a merger, consolidation, business combination or other extraordinary transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors, assigns and legal representatives any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3.          Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of the BCA in accordance with its terms, (b) the mutual written agreement of the Company and the Sponsor and, prior to the Effective Time (as defined in the BCA), Acorns, and (c) the direct or indirect Change of Control of the Company, including as a result of a merger, consolidation, business combination or other extraordinary transaction. A “Change of Control” shall mean a transaction in which the common equity holders of the Company as of immediately prior to such transaction own less than a majority of the outstanding common equity or voting securities of the surviving entity or ultimate parent of the surviving entity in such transaction as of immediately following such transaction. Notwithstanding anything to the contrary in this Agreement, each of Section 4.6, Section 4.7, Section 4.8 and Section 4.9 shall survive termination of this Agreement and each of the parties shall be entitled to enforce such provisions notwithstanding the termination of this Agreement.

4.4.          Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of each of the parties hereto . No waiver or failure to insist on strict compliance with any term of this Agreement shall operate as a waiver of any subsequent or other failure of compliance.

4.5.          Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier (upon customary confirmation of receipt) or sent by email (upon non- automated confirmation of receipt), or upon delivery thereof after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified only at such party’s address or email address as set forth on the signature page hereto, or as subsequently modified by written notice.

4.6.         Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of this Agreement shall be interpreted as if such provision were so excluded and (c) the balance of this Agreement shall be enforceable in accordance with its terms.

4.7.         Expenses. Except as provided in Sections 2.2 and/or 2.3, each party hereto shall bear its own costs and expenses (including attorneys’ fees) incurred in connection with this Agreement and the transactions contemplated hereby.

4.8.         Governing Law; Jurisdiction. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the other state courts of the State of Delaware) and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the other state courts of the State of Delaware) or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

4.9.         Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

4.10.       Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

4.11.        Headings, Titles and Subtitles. The headings, titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Shareholders’ Agreement as of the date first written above.

“PIONEER”

PIONEER MERGER CORP.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Shareholders’ Agreement as of the date first written above.

“SPONSOR”

PIONEER MERGER SPONSOR LLC

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Shareholders’ Agreement as of the date first written above.

“ACORNS”

ACORNS GROW INCORPORATED

By:
Name:
Title:

EXHIBIT G

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of May 26, 2021, is made and entered into by and among Pioneer Merger Corp., a Cayman Islands exempted company (“Pioneer”), Pioneer Merger Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), certain stockholders of Acorns Grow Incorporated, a Delaware corporation (“Acorns”), as set forth on Schedule 1 hereto (such stockholders, the “Acorns Holders”), Alpha Wave Ventures, LP (“Alpha Wave”), Todd Davis, Mitchell Caplan and Oscar Salazar (together with Todd Davis and Mitchell Caplan, the “Director Holders” and, collectively with the Sponsor, the Acorns Holders, Alpha Wave, and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.15 of this Agreement, the “Holders” and each, a “Holder”). This Agreement shall become effective upon the Closing (as defined in the Combination Agreement (as defined below)).

WHEREAS, Pioneer, the Sponsor and the Director Holders are party to that certain Registration and Shareholder Rights Agreement, dated as of January 12, 2021 (the “Original RRA”);

WHEREAS, the Sponsor currently owns 9,942,500 shares of the Company’s (as defined below) Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), Alpha Wave currently owns 4,450,000 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”) and the Director Holders currently own an aggregate of 120,000 shares of Class B Common Stock, which were received from the Sponsor (collectively, the “Founder Shares”);

WHEREAS, the shares of Class B Common Stock are convertible into the shares of the Common Stock, at the time of the Merger (as defined below) on a one-for-one basis, subject to adjustment, on the terms and conditions provided in the Company’s amended and restated certificate of incorporation, as may be amended from time to time;

WHEREAS, on January 7, 2021, the Company and the Sponsor entered into that certain Private Placement Warrants Purchase Agreement, pursuant to which the Sponsor purchased 6,700,000 warrants (the “Private Placement Warrants”), in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering;

WHEREAS, on the date hereof, the Company, Acorns and the Sponsor entered into that certain Sponsor Warrant Forfeiture Agreement, pursuant to which the Sponsor agreed to forfeit 3,350,000 Private Placement Warrants in connection with and effective as of immediately prior to the Closing;

WHEREAS, in order to finance the Company’s transaction costs in connection with the Merger, the Sponsor or certain of the Company’s officers or directors may, but are not obligated to, loan the Company funds as the Company may require, of which up to $1,500,000 of such loans may be convertible into an additional 750,000 private placement warrants (the “Working Capital Warrants”);

WHEREAS, Pioneer has entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended or supplemented from time to time, the “Combination Agreement”), by and among Pioneer, Pioneer SPAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pioneer (“Merger Sub”), and Acorns;

WHEREAS, pursuant to the Combination Agreement and the transactions contemplated thereby, among other things, (i) Pioneer will be domesticated as a Delaware corporation and be renamed to “Acorns Holdings, Inc.” (Pioneer, following such domestication, the “Company”), (ii) Merger Sub will merge with and into Acorns, with Acorns continuing as the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”), and (iii) the Acorns Holders will receive shares of Common Stock of the Company;

WHEREAS, pursuant to Section 6.8 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of Pioneer and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor and the Director Holders are, and will be, Holders (as defined in the Original RRA) in the aggregate of at least a majority-in-interest of the Registrable Securities as of the date hereof and as of the Closing; and

WHEREAS, the Company, the Sponsor and the Director Holders desire to amend and restate the Original RRA in its entirety, and the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement, and terminate the Original RRA.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound, hereby agree as follows:

1.      Definitions. The terms defined in this Section 1 shall, for all purposes of this Agreement, have the respective meanings set forth below.

“Acorns” shall have the meaning given in the Preamble hereto.

“Acorns Holders” shall have the meaning given in the Preamble hereto.

“Additional Holder” shall have the meaning given in Section 5.15.

“Additional Holder Common Stock” shall have the meaning given in Section 5.15.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Business Day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Class B Common Stock” shall have the meaning given in the Recitals hereto.

“Combination Agreement” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Recitals hereto.

“Demand Exercise Notice” shall have the meaning given in Section 2.1.5.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Demand Registration” shall have the meaning given in Section 2.1.5.

“Demand Registration Period” shall have the meaning given in Section 2.1.5.

“Demand Registration Request” shall have the meaning given in Section 2.1.5.

“Director Holders” shall have the meaning given in the Preamble hereto.

2

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Founder Shares” shall have the meaning given in the Recitals hereto.

“Holder” shall have the meaning given in the Preamble hereto.

“Initiating Holders” shall have the meaning given in Section 2.1.5.

“Investor Indemnified Party” shall have the meaning given in Section 4.1.

“Joinder” shall have the meaning given in Section 5.15.

“Lock-Up Period” shall (i) with respect to the Sponsor, Alpha Wave or any Director Holder, have the meaning set forth in that certain Sponsor Lock-Up Agreement, dated as of the date hereof, among Pioneer, the Sponsor, Alpha Wave or such Director Holder, as applicable, and Acorns, and (ii) with respect to any Acorns Holder, have the meaning set forth in that certain Company Lock-Up Agreement, dated as of the date hereof, among Pioneer, such Acorns Holder, and Acorns.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.6.

“Merger” shall have the meaning given in the Recitals hereto.

“Minimum Demand Threshold” shall mean $25 million.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall mean an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Pioneer” shall have the meaning given in the Preamble hereto.

“Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall have the meaning given in Section 2.1.6.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

3

“Registrable Security” shall mean (a) the Founder Shares (including any shares of Common Stock or other equivalent equity security issued or issuable upon the conversion of any such Founder Shares or exercisable for shares of Common Stock), (b) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (c) the Working Capital Warrants (including any shares of Common Stock issued or issuable upon the conversion of working capital loans), (d) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Combination Agreement); (e) any Additional Holder Common Stock; and (f) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b), (c), (d) or (e) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (ii) so long as such Holder and its affiliates beneficially own less than one percent (1%) of the outstanding shares of the Common Stock in the aggregate, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) so long as such Holder and its affiliates beneficially own less than one percent (1%) of the outstanding shares of the Common Stock in the aggregate, such securities may be freely sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (including with no volume or other restrictions or limitations including as to manner or timing of sale); (v) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act; and (vi) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)	all registration, listing and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B)	fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with FINRA clearance of Underwriter compensation or blue sky qualifications of Registrable Securities and the fees and expenses of any “qualified independent underwriter” as such term is defined in FINRA Rule 5121);

(C)	printing, messenger, telephone and delivery expenses;

(D)	the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.5;

(E)	fees and disbursements of counsel for the Company;

(F)	fees and expenses of all independent registered public accountants retained by the Company and any other persons, including special experts, retained by the Company, incurred specifically in connection with such Registration;

(G)	all expenses in connection with the preparation, printing and filing of a Registration Statement, any Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to any Holders, underwriters and dealers and all expenses incidental to delivery of the Registrable Securities;

(H)	the expenses incurred in connection with making “road show” presentations and holding meetings with potential investors to facilitate the sale of Registrable Securities in an Underwritten Offering; and

(I)	in an Underwritten Offering, reasonable fees and expenses (up to $75,000) of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

4

“Requesting Holders” shall have the meaning given in Section 2.1.6.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Suspension Event” shall have the meaning given in Section 3.4.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.7.

“Working Capital Warrants” shall have the meaning given in the Recitals hereto.

2.	Registrations and Offerings.

2.1.	Shelf Registration.

2.1.1.         Filing.  As soon as practicable but no later than thirty (30) calendar days following the Closing Date (as defined in the Combination Agreement), the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis and shall use its reasonable best efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the sixtieth (60th) calendar day following the filing date thereof (or the ninetieth (90th) calendar day after the filing thereof if the SEC notifies the Company that it will “review” the Registration Statement), and (b) the seventh (7th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. A Registration Statement filed pursuant to this Section 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested prior to effectiveness by, the Holders, including the registration of the distribution to its shareholders, partners, members or other affiliates. The Company agrees to provide in such a Registration Statement (and in any prospectus or prospectus supplement forming a part of such Registration Statement) that all assignees, successors or transferees under this Agreement shall, by virtue of such assignment, be deemed to be selling stockholders under the Registration Statement (or any such prospectus or prospectus supplement) with respect to such Registrable Securities. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its reasonable best efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4. When effective, a Registration Statement filed pursuant to this Section 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

5

2.1.2.         Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its reasonable best efforts to as soon as practicable cause such Shelf to again become effective under the Securities Act (including using its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its reasonable best efforts to as soon as practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing). If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable best efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as soon as practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3.         Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor, Alpha Wave, an Acorns Holder, or a Director Holder, shall cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor, Alpha Wave, each Acorns Holder, and each Director Holder; provided further that prior to making such filing with respect to any written request by a Holder, the Company shall notify the other Holders and provide such other Holders a reasonable opportunity to include additional Registrable Securities held by such other Holders in such filing.

2.1.4.         Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor, Alpha Wave or an Acorns Holder (any of the Sponsor or such Acorns Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $25 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks) shall be selected by the majority-in-interest of the Demanding Holders, subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor or an Acorns Holder may each demand not more than (i) one (1) Underwritten Shelf Takedown pursuant to this Section 2.1.4 within any six (6) month period or (ii) two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

6

2.1.5.         Other Demand Registration. At any time that a Shelf Registration Statement provided for in Section 2.1.1(a) is not available for use by the Holders following such Shelf Registration Statement being declared effective by the Commission (a “Demand Registration Period”), subject to this Section 2.1.5, at any time and from time to time during such Demand Registration Period, the Demanding Holders shall have the right to make a written demand from time to time to effect one or more registration statements under the Securities Act covering all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, by delivering a written demand therefor to the Company, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. Any such request by any Demanding Holder pursuant to this Section 2.1.5 is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (with respect to any Demand Registration, the Demanding Holders making such demand for registration being referred to as the “Initiating Holders”). The Demanding Holders shall be entitled to request (and the Company shall be required to effect) an aggregate of three (3) Demand Registrations pursuant to this Section 2.1.5 with respect to any or all Registrable Securities in any twelve (12) month period; provided, however, that a Demand Registration shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holders to be registered on behalf of the Demanding Holders in such Demand Registration have been sold; and provided, further, that the number of Demand Registrations the Demanding Holders shall be entitled to request shall be reduced by each Shelf Underwriting effected for such Demanding Holder pursuant to Section 2.1.4. The Company shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to each of the Holders of record of Registrable Securities as promptly as practicable, but no later than five (5) Business Days after receipt of the Demand Registration Request. The Company shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holders and (y) the Registrable Securities of any other Holder of Registrable Securities which shall have made a written request to the Company for inclusion in such registration pursuant to this Section 2.1.5 (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder) within ten (10) days following the receipt of any such Demand Exercise Notice. The Company shall, as expeditiously as possible, use its reasonable best efforts to (x) file or confidentially submit with the Commission (no later than (A) sixty (60) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-1 or similar long-form registration or (B) thirty (30) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form S-3 or any similar short-form registration), (y) cause to be declared effective as soon as reasonably practicable such registration statement under the Securities Act that includes the Registrable Securities which the Company has been so requested to register, for distribution in accordance with the intended method of distribution and (z) if requested by the Initiating Holders, obtain acceleration of the effective date of the registration statement relating to such registration.

2.1.6.         Reduction of Underwritten Offering.  If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown or Demand Registration, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such Person has requested be included in such registration, regardless of the number of shares held by each such Person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities, Pro Rata of the Requesting Holders exercising their rights to register their Registrable Securities pursuant to Section 2.1 hereof, that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

7

2.1.7.         Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing an Underwritten Shelf Takedown or Demand Registration, any Demanding Holder initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering.  Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown or Demand Registration and shall not include the Registrable Securities of such withdrawing Demanding Holder in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement (subject to the other terms and conditions of this Agreement). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown or Demand Registration prior to its withdrawal under this Section 2.1.7.

2.2.	Piggyback Registration.

2.2.1.         Piggyback Rights. Subject to Section 2.2.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1.4), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade, (vi) an Other Coordinated Offering, or (vii) filed in connection with a confidentially marketed public offering by the Company of primary shares, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (1) describe the amount and type of securities to be included in such offering, the proposed filing date, the intended method(s) of distribution, the name of the proposed managing Underwriter or Underwriters, if any, in such offering and to the extent then known a good faith estimate of the proposed minimum offering price, and (2) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 3.2.

8

2.2.2.        Reduction of Piggyback Registration.  If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (A) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (B) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (C) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then

(a)    if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b)    if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, (1) the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 and (2) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, pro rata, based on the respective number of Registrable Securities and shares of Common Stock that each Holder and other person or entity has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities and shares of Common Stock that the Holders and such persons and entities have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)    if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.6.

2.2.3.        Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown or Demand Registration, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

9

2.2.4.        Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.7, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof or a Demand Registration under Section 2.1.5 hereof.

2.3.       Market Stand-Off.  In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade) in which a Holder participates, such Holder agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4.        Block Trades; Other Coordinated Offerings.

2.4.1.        Notwithstanding any other provision of this Article 2, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an Other Coordinated Offering, and in each case, with a total offering price reasonably expected to exceed, in the aggregate, either (x) $15 million or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of its request to engage in a Block Trade or Other Coordinated Offering and, subject to Section 3.1.7 or the waiver thereof by such Demanding Holder, the Company shall as expeditiously as possible use its reasonable best efforts to facilitate such Block Trade or Other Coordinated Offering; provided that such Demanding Holder shall use commercially reasonable efforts to work with the Company and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering. Notwithstanding anything herein to the contrary, a Block Trade or Other Coordinated Offering shall not be counted as an Underwritten Shelf Takedown effected pursuant to Section 2.1.4.

2.4.2.        Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a block trade prior to its withdrawal under this Section 2.4.2.

2.4.3.        Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4.        The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters for such Block Trade or Other Coordinated Offering (which shall consist of one or more reputable nationally recognized investment banks).

10

2.4.5.        A Holder in the aggregate may make unlimited demands in respect of Block Trades or Other Coordinated Offerings pursuant to this Section 2.4. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

3.	Company Procedures.

3.1.        General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1.        prepare and file with the Commission after receipt of a request for a Demand Registration pursuant to Section 2.1.5, a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, with respect to such Registrable Securities and shall use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2.        until the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which all of the Registrable Securities or Registrable Securities held by the Sponsor, Alpha Wave and Director Holders, as applicable, cease to be outstanding (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)), prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3.        prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), any free writing prospectus (as defined in Rule 405 of the Securities Act) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request;

3.1.4.        prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5.        cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed and, if no such securities are so listed, use reasonable best efforts to cause such Registrable Securities to be listed on the Nasdaq Stock Market;

11

3.1.6.        provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7.        at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.8.        after the filing of a Registration Statement, the Company shall promptly, and in no event more than three (3) Business Days after such filing, notify the Holders of such filing, and shall further notify such Holders promptly and confirm such advice in writing in all events within three (3) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4, and promptly make available to the Holders any such supplement or amendment; except that before filing with the Commission a Registration Statement or Prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the Holders included in such Registration Statement and to the legal counsel for any such Holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such Holders and legal counsel with a reasonable opportunity to review such documents and comment thereon;

3.1.9.        in the event of an Underwritten Offering, permit representatives of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration, including to enable them to exercise their due diligence responsibility; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.10.      obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade or a sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.11.      in the event of an Underwritten Offering, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of one (1) counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12.      enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Holders, and the representations, warranties and covenants of the Holders included in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Company;

12

3.1.13.      in the event of any Underwritten Offering, a Block Trade or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14.      comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15.      make the principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the investors, in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors. If the Registration involves the Registration of Registrable Securities with a total offering price (including piggyback securities and before deducting underwriting discounts) in excess of $50 million, use its reasonable best efforts to make available senior executives of the Company to participate in meetings with analysts or customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16.      upon execution of confidentiality agreements, make available for inspection by the Holders, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any Holder included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.2.        Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3.        Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangement.

3.4.        Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company or the happening of any event of the kind described in Section 3.1.8, or, upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Board of Directors of the Company, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each of the Holders shall immediately discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement contemplated by Section 3.1.8(iv) (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement (a “Suspension Event”) for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose; provided, that in no event may the Company exercise such rights on more than two occasions in any consecutive twelve (12) month period; provided further, that the Company shall not register any securities for its own account or that of any other stockholder during any such Suspension Event, other than pursuant to a registration relating to the sale or grant of securities to employees or directors of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders in writing upon the termination of any Suspension Event, amend or supplement the Prospectus, if necessary, so it does not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and furnish to the Investors such numbers of copies of the Prospectus as so amended or supplemented as the investors may reasonably request.

13

3.5.        Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be reporting under the Exchange Act, covenants to use reasonable best efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly upon request by a Holder furnish such Holder with true and complete copies of such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission, to the extent that such rule or such successor rule is available to the Company), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

4.	Indemnification and Contribution.

4.1.        The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”) against all losses, judgments, claims, damages, liabilities and expenses, whether joint or several (including reasonable attorneys’ fees) caused by (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, any Prospectus (including any preliminary Prospectus, final Prospectus or summary Prospectus) contained in the Registration Statement or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, Prospectus (including any preliminary Prospectus, final Prospectus, or summary Prospectus), or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.2.        In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus contained in the Registration Statement or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission was made in reliance upon and in conformity with information so furnished in writing to the Company by such selling Holder expressly for use therein, and shall reimburse the Company, its directors and officers, and each other selling Holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action. Each selling Holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling Holder. The selling Holders shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

 14

4.3.        Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any loss, claim, judgment, damage, liability or action with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification or relieve any party from any liability hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim and, to the extent that it wishes, jointly with all other persons entitled to indemnification, to assume control of the defense thereof with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless, based upon the written opinion of counsel of any indemnified party, representation of an indemnified party and any other of such indemnified parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.4.        The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.5.        If the indemnification provided under Section 4 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1, 4.2 and 4.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.5 from any person who was not guilty of such fraudulent misrepresentation.

 15

5.	Miscellaneous.

5.1.        Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery or electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed:

if to Pioneer (prior to the Closing), to:

Pioneer Merger Corp.
c/o Falcon Edge Capital
660 Madison Avenue, 19th Floor
New York, NY 10065
Attention:	Jonathan Christodoro
E-mail:	jchristodoro@patriotgm.com
notices@falconedgecap.com

with a copy to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Marshall Shaffer, P.C.
Christian O. Nagler
Eric Schiele, P.C.
Facsimile:	(212) 446-6460
E-mail:	marshall.shaffer@kirkland.com
christian.nagler@kirkland.com
eric.schiele@kirkland.com

if to the Company (after the Closing), to:

Acorns Grow Incorporated
5300 California Avenue
Irvine, CA 92617
Attention:	Ashley Good, Esq.
E-mail:	legal@acorns.com

with a copy (which shall not constitute notice) to:

Paul Hastings LLP
4747 Executive Drive, Ste. 1200
San Diego, CA 92121
Attention:	Carl R. Sanchez
Joseph Swanson
Facsimile:	(858) 458-3130
E-mail:	carlsanchez@paulhastings.com
josephswanson@paulhastings.com

 16

if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records.

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2.     Assignment; No Third Party Beneficiaries.

5.2.1.         This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2.         Prior to the expiration of the Lock-Up Period applicable to a Holder, such Holder may not assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee.

5.2.3.         This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4.         This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5.        No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3.      Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

5.4.     Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.5.     Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written. Upon the Closing, the Original RRA shall terminate and shall no longer be of any force or effect.

5.6.     Governing Law. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

 17

5.7.     WAIVER OF JURY TRIAL. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7.

5.8.     Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of any state or federal court within the State of New York, for the purposes of any proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such proceeding has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any proceeding claim, demand, action or cause of action against such party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, (A) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 5.8 for any reason, (B) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the proceeding, claim, demand, action or cause of action in any such court is brought against such party in an inconvenient forum, (y) the venue of such proceeding, claim, demand, action or cause of action against such party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5.1 shall be effective service of process for any such proceeding, claim, demand, action or cause of action.

5.9.     Amendment. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of Holders, solely in his, her or its capacity as a holder of the shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or Holders so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.10.   Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

5.11.    Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

 18

5.12.     Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.13.     Other Registration Rights. The Company represents and warrants that except for the rights granted to the PIPE Investors (as defined in the Combination Agreement) pursuant to the PIPE Investor Subscription Agreements (as defined in the Combination Agreement), no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.14.     Term. This Agreement shall terminate on the date that all Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). The provisions of Sections 3.2 and 3.5 and Sections 4 and 5 shall survive any termination of this Agreement

5.15.     Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor, Alpha Wave, each Acorns Holder and each Director Stockholder (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

[signature pages follow]

 19

IN WITNESS WHEREOF, each of the parties has caused this Amended and Restated Registration Rights Agreement to be duly executed on its behalf as of the day and year first above written.

“PIONEER”

PIONEER MERGER CORP.

By:
Name:
Title:

IN WITNESS WHEREOF, each of the parties has caused this Amended and Restated Registration Rights Agreement to be duly executed on its behalf as of the day and year first above written.

“SPONSOR”

PIONEER MERGER SPONSOR LLC

By:
Name:
Title:

Address for Notice:

Attention:
Facsimile:
E-mail:

IN WITNESS WHEREOF, each of the parties has caused this Amended and Restated Registration Rights Agreement to be duly executed on its behalf as of the day and year first above written.

“ACORNS HOLDERS”:

[HOLDER NAME]

By:
Name:
Title:

Address for Notice:

Attention:
Facsimile:
E-mail:

[HOLDER NAME]

By:
Name:
Title:

Address for Notice:

Attention:
Facsimile:
E-mail:

IN WITNESS WHEREOF, each of the parties has caused this Amended and Restated Registration Rights Agreement to be duly executed on its behalf as of the day and year first above written.

“ALPHA WAVE”

ALPHA WAVE VENTURES, LP

By:
Name:
Title:

Address for Notice:

Attention:
Facsimile:
E-mail:

IN WITNESS WHEREOF, each of the parties has caused this Amended and Restated Registration Rights Agreement to be duly executed on its behalf as of the day and year first above written.

“DIRECTOR HOLDERS”:

TODD DAVIS

Address for Notice:

Attention:
Facsimile:
E-mail:

MITCHELL CAPLAN

Address for Notice:

Attention:
Facsimile:
E-mail:

OSCAR SALAZAR

Address for Notice:

Attention:
Facsimile:
E-mail:

Exhibit A

Form of Joinder

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of May 26, 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Acorns Holdings, Inc. a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as a Holder, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of
____________, 20__

ACORNS HOLDINGS, INC.

By:
Name:
Its:

EXHIBIT H

SPONSOR WARRANT FORFEITURE AGREEMENT

May 26, 2021

Pioneer Merger Corp.
660 Madison Avenue
New York, NY 10065

Re: Forfeiture of Sponsor Warrants

Ladies and Gentlemen:

Reference is made to that certain Business Combination Agreement, dated as of the date hereof, by and among Pioneer Merger Corp., a Cayman Islands exempted company (“Pioneer”), Pioneer SPAC Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pioneer, and Acorns Grow Incorporated, a Delaware corporation (the “Company”) (as may be amended, restated, or amended and restated, the “Combination Agreement”). Capitalized terms used in this letter agreement (this “Letter Agreement”) but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 8 hereof, shall have the meanings ascribed to such terms in the Combination Agreement.

In order to induce the Company to enter into the Combination Agreement and consummate the transactions contemplated by the Combination Agreement, including the Merger, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor, Pioneer and the Company hereby agree as follows:

1.             Forfeiture by Sponsor. In connection with and effective as of immediately prior to the Closing, 3,350,000 private placement warrants (“Sponsor Forfeiture Warrants”) held by, or beneficially owned by, the Sponsor pursuant to that certain Private Placement Warrants Purchase Agreement, dated as of January 7, 2021 (the “Warrant Purchase Agreement”) by and between the Sponsor and Pioneer, shall be automatically forfeited by the Sponsor to Pioneer for no consideration and automatically cancelled in accordance with the terms of the Sponsor Forfeiture Warrants. Any Sponsor Forfeiture Warrants forfeited pursuant to this Section 1 shall be cancelled for no consideration and shall cease to be exercisable or exchangeable for any Equity Securities (including, without limitation, any Class A ordinary shares) of Pioneer.

2.             Transfer and Cancellation Instructions. Prior to the Closing, Sponsor and Pioneer shall execute and deliver to Continental Stock Transfer & Trust Company, or any successor Warrant Agent under that certain Warrant Agreement, dated as of January 12, 2021, between Pioneer and Continental (the “Warrant Agreement”), written instructions instructing the Warrant Agent to register the transfer and cancellation of the Sponsor Forfeiture Warrants pursuant to Section 1 on the Warrant Register (as defined in the Warrant Agreement), effective as of immediately prior to the Closing.

3.             Transfer. Prior to the Closing, the Sponsor shall not, directly or indirectly, transfer, pledge, hypothecate, encumber or otherwise subject to any Lien, or otherwise dispose of, any Sponsor Forfeiture Warrants.

4.           Sponsor Representations. The Sponsor hereby represents and warrants to Pioneer, as of the date hereof, as follows:

a.         The Sponsor has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Letter Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Letter Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of the Sponsor.

b. This Letter Agreement has been duly and validly executed and delivered by the Sponsor and constitutes the valid, legal and binding agreements of the Sponsor (assuming this Letter Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Persons party hereto), enforceable against the Sponsor in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

c. The Sponsor owns beneficially, and holds of record, all of the warrants purchased pursuant to the Warrant Purchase Agreement, and all such warrants include such Sponsor’s Sponsor Forfeiture Warrants, free and clear of all Liens, other than such Liens and other obligations imposed by applicable Securities Laws and the Combination Agreement.

5.          Assignment. No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of each of the other parties hereto. Any purported assignment in violation of this Section 5 shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Sponsor and Pioneer and their respective successors and assigns.

6.          Notices. Any notice, consent, or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be given to the Sponsor, Pioneer or the Company in accordance with Section 9.4 of the Combination Agreement.

7.          Amendments. No amendment of any provision of this Letter Agreement shall be valid unless the same shall be in writing and signed by all of the parties hereto. No waiver of any provision or condition of this Letter Agreement shall be valid unless the same shall be in writing and signed by the party hereto against which such waiver is to be enforced. No waiver by any party hereto of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

8.          Incorporation by Reference. Sections 9.1 (Non-Survival), 9.2 (Entire Agreement; Assignment), 9.4 (Notices), 9.5 (Fees and Expenses), 9.6 (Construction; Interpretation), 9.9 (Severability), 9.10 (Counterparts; Electronic Signatures), 9.12 (No Recourse), 9.13 (Extension; Waiver), 9.14 (Governing Law), 9.15 (Submission to Jurisdiction), 9.16 (Waiver of Jury Trial), 9.17 (Remedies) and 9.18 (Legal Representation) of the Combination Agreement are incorporated herein by reference and shall apply to this Letter Agreement, mutatis mutandis.

9.          Third Party Beneficiary. The Company shall be a third party beneficiary to Sections 1, 2, 3, 5, 6 and 7 of this Letter Agreement and shall have the right to enforce such sections directly to the extent the Company may deem such enforcement necessary or advisable to protect its rights.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has caused this Letter Agreement to be duly executed on its behalf as of the day and year first above written.

PIONEER MERGER SPONSOR, LLC

By:
Name:
Title:

PIONEER MERGER CORP.

By:
Name:
Title:

ACORNS GROW INCORPORATED

By:
Name:
Title:

EXHIBIT I

CERTIFICATE OF INCORPORATION

OF

ACORNS HOLDINGS, INC.

ARTICLE 1.
NAME

The name of the corporation is Acorns Holdings, Inc. (the “Corporation”).

ARTICLE 2.
REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808 in New Castle County. The name of its registered agent at such address is Corporation Service Company.

ARTICLE 3.
PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

ARTICLE 4.
CAPITAL STOCK

(A)	Authorized Shares

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 321,800,000 shares, of which 321,700,000 shares shall be classified as common stock, $0.0001 par value per share (the “Common Stock”), and of which 100,000 shares shall be classified as preferred stock, par value $0.0001 par value per share (the “Preferred Stock”).

The Company may issue Preferred Stock in such one or more series as shall from time to time be created and authorized to be issued by the Board of Directors as hereafter provided. The Board of Directors is hereby expressly authorized, by resolution or resolutions from time to time adopted providing for the issuance of Preferred Stock, to fix and state the designations, powers, preferences and relative, participating, optional and other special rights of the shares of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, including (but without limiting the generality of the foregoing) any of the following with respect to which the Board of Directors shall determine to make affirmative provisions:

(i) the distinctive name and serial designations;

(ii) the annual dividend rate or rates and the dividend payment dates;

(iii) whether dividends are to be cumulative or non-cumulative and the participating or other special rights, if any, with respect to the payment of dividends;

(iv) whether any series shall be subject to redemption and, if so, the manner of redemption and the redemption price or prices;

(v) the amount or amounts of preferential or other payment to which any series is entitled over any other series or over the Common Stock on voluntary or involuntary liquidation, dissolution or winding up;

(vii) any sinking fund or other retirement provisions and the extent to which the charges therefor are to have priority over the payment of dividends on or the making of sinking fund or other like retirement provisions for shares of any other series or over dividends on the Common Stock;

(viii) any conversion, exchange, purchase or other privileges to acquire shares of any other series or of the Common Stock;

(ix) the number of shares of such series;

(x) the voting rights, if any, of such series;

(xi) the stated value, if any, for such series, the consideration for which shares of such series may be issued and the amount of such consideration which shall be credited to the capital account.

Each share of such series of Preferred Stock shall have the same relative rights and be identical in all respects with all the other shares of the same series.

Before the Corporation shall issue any shares of Preferred Stock of any series authorized as hereinbefore provided, a certificate setting forth a copy of the resolution or resolutions with respect to such series adopted by the Board of Directors of the Corporation pursuant to the foregoing authority vested in said Board shall be made, filed and recorded in accordance with the then applicable requirements, if any, of the laws of the State of Delaware, or, if no certificate is then so required, such certificate shall be signed and acknowledged on behalf of the Corporation by its President or a Vice President and its corporate seal shall be affixed thereto and attested by its Secretary or an Assistant Secretary and such certificate shall be filed and kept on file at the principal office of the Corporation in the State of Delaware and in such other place or places as the Board of Directors shall designate.

Shares of any series of Preferred Stock which shall be issued and thereafter acquired by the Corporation through purchase, redemption, conversion or otherwise, may by resolution or resolutions of the Board of Directors be returned to the status of authorized but unissued Preferred Stock of the same series. Unless otherwise provided in the resolution or resolutions of the Board of Directors providing for the issue thereof, the number of authorized shares of stock of any such series may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution or resolutions of the Board of Directors and the filing of a certificate complying with the foregoing requirements. In case the number of shares of any such series of Preferred Stock shall be decreased, the shares representing such decrease shall, unless otherwise provided in the resolution or resolutions of the Board of Directors providing for the issuance thereof, resume the status of authorized but unissued Preferred Stock, undesignated as to series.

(B)	Voting Rights

Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which holders of Common Stock generally are entitled to vote.

ARTICLE 5.
BYLAWS

The Board of Directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the bylaws of the Corporation (as in effect from time to time, the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation.

The stockholders may make, repeal, alter, amend or rescind, in whole or in part, the Bylaws; provided, however, that, notwithstanding any other provisions of this Certificate of Incorporation, the Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of capital stock of the Corporation or any particular class or series thereof required by this Certificate of Incorporation, the Bylaws or applicable law, the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of stock entitled to vote at an election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.

ARTICLE 6.
BOARD OF DIRECTORS

(A)	Power of the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors.

(B)	Number of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. The initial Board of Directors shall consist of seven directors.

(C)	Election of Directors.

(1)	The directors shall be elected at the annual meetings of stockholders as specified in this Certificate of Incorporation, and each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this Certificate of Incorporation and the Bylaws. No decrease in the number of directors shall shorten the term of any incumbent director.

(2)	There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the Bylaws so provide.

(D)	Vacancies. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director.

(E)	Term. Any director appointed in accordance with the preceding clause (D) shall hold office for a term expiring at the next annual meeting of stockholders and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(F)	Resignation. Any director may resign from the Board of Directors at any time by giving notice to the Board of Directors and the Secretary of the Corporation. Any such notice must be in writing or by electronic transmission to the Board of Directors and the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(G)	Removal. No director may be removed from office other than by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote on the election of such director, voting together as a single class.

ARTICLE 7.
MEETINGS OF STOCKHOLDERS

(A)	Annual Meetings. An annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the Board of Directors shall determine.

(B)	Special Meetings. Special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by the Board of Directors.

(C)	No Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law, as amended from time to time, and this Article 7 and may not be taken by written consent of stockholders without a meeting.

ARTICLE 8.
INDEMNIFICATION

(A)	Limited Liability. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law. To the fullest extent permitted by Section 145 of Delaware Law, no director or officer of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director or officer. Without limiting the effect of the preceding sentence, if Delaware Law is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by Delaware Law, as so amended. For purposes of this Article 8 and Article 9, references to “director” or “officer” shall include, for the avoidance of doubt, any person who has served as a director or officer of Pioneer Merger Corp., a Cayman Islands exempted company.

(B)	Right to Indemnification. The Corporation, to the fullest extent permitted by law, shall indemnify, advance expenses to and hold harmless all persons whom it may indemnify pursuant thereto (including current and former directors and officers). The Corporation may, by action of its Board of Directors, provide rights to indemnification and to advancement of expenses to such of the employees and agents of the Corporation or its subsidiaries to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law. Expenses (including attorneys’ fees) incurred by a current or former officer or director of the Corporation in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby. Any amendment, repeal or modification of this Article 8 shall not adversely affect any rights or protection existing hereunder immediately prior to such repeal or modification.

(C)	Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(D)	Nonexclusivity of Rights. The rights and authority conferred in this Article 8 shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

(E)	Preservation of Rights. Neither the amendment nor repeal of this Article 8, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right, protection or limitation on personal liability of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

ARTICLE 9.
AMENDMENTS

The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles 4(B), 5, 6, 7 and this Article 9 may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth in any of Articles 4(B), 5, 6, 7 or this Article 9, unless such action is approved by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of stock entitled to vote at an election of directors, voting together as a single class. For the avoidance of doubt, to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its current or former directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE 10.
CORPORATE OPPORTUNITY

In the event that a member of the Board of Directors who is not an employee of the Corporation or its subsidiaries, or any employee or agent of such member, other than someone who is an employee of the Corporation or its subsidiaries (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board of Directors of the Corporation (a “Corporate Opportunity”), then the Corporation to the maximum extent permitted from time to time under Delaware Law (including Section 122(17) thereof):

(a)	renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation; and

(b)	waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates.

No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

ARTICLE 11.
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware Law, this Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which Delaware Law confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article 11.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of this _____ day of __________, 2021.

By:
Name:
Title:

EXHIBIT J

BYLAWS

OF

ACORNS HOLDINGS, INC.

(the “Corporation”)

* * * * *

ARTICLE I.
OFFICES

Section 1.01            Registered Office and Agent. The address of the registered office of the Corporation is 251 Little Falls Drive, Wilmington, Delaware 19808 in New Castle County. The name of its registered agent at such address is Corporation Service Company.

Section 1.02            Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require.

Section 1.03            Books. The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II.
Meetings of Stockholders

Section 2.01            Time and Place of Meetings. All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the chairman of the Board of Directors in the absence of a designation by the Board of Directors). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office

Section 2.02            Annual Meetings. An annual meeting of stockholders shall be held for the election of directors and to transact such other business as may properly be brought before the meeting.

Section 2.03            Special Meetings. Special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by the Board of Directors.

Section 2.04            Notice of Meetings and Adjourned Meetings; Waivers of Notice. (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware Law, the Certificate of Incorporation of the Corporation, as amended from time to time (the “Certificate of Incorporation”) or these Bylaws, such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. The Board of Directors or the chairman of the meeting may adjourn the meeting to another time or place (whether or not a quorum is present), and notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which such adjournment is made. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b)                A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05            Quorum. Unless otherwise provided under the Certificate of Incorporation, these Bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or a majority in voting interest of the stockholders present in person or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified.

Section 2.06            Voting. (a) Unless otherwise provided in the Certificate of Incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Any share of capital stock of the Corporation held by the Corporation shall have no voting rights. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the votes cast at the meeting on the subject matter shall be the act of the stockholders. Abstentions and broker non-votes shall not be counted as votes cast. Directors shall be elected by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

(b)                Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized, or by proxy sent by cable, telegram or by any means of electronic communication permitted by law, which results in a writing from such stockholder or by his attorney, and delivered to the secretary of the meeting. No proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period.

Section 2.07            No Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law, as amended from time to time, the Certificate of Incorporation and these Bylaws, and may not be taken by written consent of stockholders without a meeting.

Section 2.08            Organization. At each meeting of stockholders, the chairman of the Board of Directors, if one shall have been elected, or in the chairman’s absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting, shall act as chairman of the meeting. The Secretary (or in the Secretary’s absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

Section 2.09            Order of Business. The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

Section 2.10            Nomination of Directors and Proposal of Other Business.

(a)            Annual Meetings of Stockholders. (i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors or any committee thereof, (C) with respect to Pioneer Merger Sponsor LLC and its affiliates, in accordance with the procedures set forth in the Shareholders’ Agreement by and among the Corporation and the stockholders party thereto, dated as of May 26, 2021 (the “Shareholders’ Agreement”) or (D) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in paragraph (ii) of this Section 2.10(a) and at the time of the annual meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.10(a), and, except as otherwise required by law, any failure to comply with these procedures shall result in the nullification of such nomination or proposal. Notwithstanding anything in this Section 2.10 to the contrary, the advance notice procedures set forth in this Section 2.10 shall not apply with respect to the nomination of any director pursuant to and in accordance with the Shareholders’ Agreement (such a director, a “Designated Director”), and the nomination of a Designated Director shall instead by governed by the procedures set forth in the Shareholders’ Agreement.

(ii)           For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (D) of paragraph (i) of this Section 2.10(a), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the Board of Directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which date shall, for purposes of the Corporation’s annual meeting of stockholders in the year of the closing of the merger contemplated by that certain Business Combination Agreement, dated as of May 26, 2021, by and among Pioneer Merger Corp., Pioneer SPAC Merger Sub Inc., and Acorns Grow Incorporated, be deemed to have occurred on September 1, 2021 of such year); provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such annual meeting.

(iii)          A stockholder’s notice to the Secretary shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (as amended (together with the rules and regulations promulgated thereunder), the “Exchange Act”) including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (2) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Corporation including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Corporation (a “Third-Party Compensation Arrangement”), (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the text of the proposed amendment), the reasons for conducting such business and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

(1)                the name and address of such stockholder (as they appear on the Corporation’s books) and any such beneficial owner;

(2)                for each class or series, the number of shares of capital stock of the Corporation that are held of record or are beneficially owned by such stockholder and by any such beneficial owner;

(3)                a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination or other business;

(4)                a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner or any such nominee with respect to the Corporation’s securities;

(5)                a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;

(6)                a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination;

(7)                any other information relating to such stockholder, beneficial owner, if any, or director nominee or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee or proposal pursuant to Section 14 of the Exchange Act; and

(8)                such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

If requested by the Corporation, the information required under clauses 2.10(a)(iii)(C)(2), (3) and (4) of the preceding sentence of this Section 2.10 shall be supplemented by such stockholder and any such beneficial owner not later than 10 days after the record date for the meeting to disclose such information as of the record date.

(b)                Special Meetings of Stockholders. If the election of directors is included as business to be brought before a special meeting in the Corporation’s notice of meeting, then nominations of persons for election to the Board of Directors at a special meeting of stockholders may be made by any stockholder who is a stockholder of record at the time of giving of notice provided for in this Section 2.10(b) and at the time of the special meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.10(b); provided, however that the number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such special meeting. For nominations to be properly brought by a stockholder before a special meeting of stockholders pursuant to this Section 2.10(b), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (A) not earlier than 150 days prior to the date of the special meeting nor (B) later than the later of 120 days prior to the date of the special meeting and the 10th day following the day on which public announcement of the date of the special meeting was first made. A stockholder’s notice to the Secretary shall comply with the notice requirements of Section 2.10(a)(iii).

(c)                General. (i) To be eligible to be a nominee for election as a director, the proposed nominee must provide to the Secretary of the Corporation in accordance with the applicable time periods prescribed for delivery of notice under Section 2.10(a)(ii) or Section 2.10(b): (1) a completed D&O questionnaire (in the form provided by the Secretary of the Corporation at the request of the nominating stockholder) containing information regarding the nominee’s background and qualifications and such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or to serve as an independent director of the Corporation, (2) a written representation that, unless previously disclosed to the Corporation, the nominee is not and will not become a party to any voting agreement, arrangement or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue or that could interfere with such person’s ability to comply, if elected as a director, with his/her fiduciary duties under applicable law, (3) a written representation and agreement that, unless previously disclosed to the Corporation pursuant to Section 2.10(a)(iii)(A)(2), the nominee is not and will not become a party to any Third-Party Compensation Arrangement and (4) a written representation that, if elected as a director, such nominee would be in compliance and will continue to comply with the Corporation’s corporate governance guidelines as disclosed on the Corporation’s website, as amended from time to time. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Corporation the information that is required to be set forth in a stockholder’s notice of nomination that pertains to the nominee.

(ii)            No person shall be eligible to be nominated by a stockholder to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.10. No business proposed by a stockholder shall be conducted at a stockholder meeting except in accordance with this Section 2.10.

(iii)           The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws or that business was not properly brought before the meeting, and if he/she should so determine, he/she shall so declare to the meeting and the defective nomination shall be disregarded or such business shall not be transacted, as the case may be. Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation and counted for purposes of determining a quorum. For purposes of this Section 2.10, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(iv)         Without limiting the foregoing provisions of this Section 2.10, a stockholder shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 2.10; provided, however, that any references in these Bylaws to the Exchange Act are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.10, and compliance with paragraphs (a)(i)(C) and (b) of this Section 2.10 shall be the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.10(c)(v)).

(v)           Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Section 2.10 shall be deemed satisfied by a stockholder if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 under the Exchange Act, and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders.

ARTICLE III.
Directors

Section 3.01            General Powers. Except as otherwise provided in Delaware Law or the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02            Number, Election and Term of Office. Subject to the Certificate of Incorporation, the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time solely by resolution adopted by the Board. Except as otherwise provided in the Certificate of Incorporation, each director shall serve for a term expiring on the date of the first annual meeting of stockholders next following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders.

Section 3.03            Quorum and Manner of Acting. Unless the Certificate of Incorporation or these Bylaws require a greater number, a majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors and, except as otherwise expressly required by law or by the Certificate of Incorporation, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04            Time and Place of Meetings. The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the chairman of the Board of Directors in the absence of a determination by the Board of Directors).

Section 3.05            Annual Meeting. The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 3.07 herein or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

Section 3.06            Regular Meetings. After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

Section 3.07            Special Meetings. Special meetings of the Board of Directors may be called by the chairman of the Board of Directors or the President and shall be called by the chairman of the Board of Directors, President or the Secretary, on the written request of three directors. Notice of special meetings of the Board of Directors shall be given to each director at least 24 hours before the date of the meeting in such manner as is determined by the Board of Directors.

Section 3.08            Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Law to be submitted to the stockholders for approval or (b) adopting, amending or repealing any Bylaw of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required. Except as otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, any committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to any such subcommittee any or all of the powers and authority of the committee.

Section 3.09            Action by Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and any consent may be documented, signed and delivered in any manner permitted by Section 116 of Delaware Law. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors or committee in the same paper or electronic form as the minutes are maintained.

Section 3.10            Remote Meetings. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.11            Resignation. Any director may resign from the Board of Directors at any time by giving notice to the Board of Directors and the Secretary of the Corporation. Any such notice must be in writing or by electronic transmission to the Board of Directors and the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.12            Vacancies. Unless otherwise provided in the Certificate of Incorporation, vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term expiring on the date of the next following the annual meeting. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the Certificate of Incorporation, when one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of the other vacancies.

Section 3.13            Removal. No director may be removed from office other than by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote on the election of such director, voting together as a single class.

Section 3.14            Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

Section 3.15            Chairman of the Board of Directors. Subject to the provisions of Section 2.08 herein, the chairman of the Board of Directors shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and duties as provided herein and as the Board of Directors may from time to time prescribe. The chairman of the Board may or may not be an officer of the Corporation.

Section 3.16            Lead Independent Director. The Board of Directors may, in its discretion, elect a lead independent director from among its members that are Independent Directors (as defined below) (such director, the “Lead Independent Director”). The Lead Independent Director shall preside at all meetings at which the chairman of the Board of Directors is not present and shall exercise such other powers and duties as may from time to time be assigned to him or her by the Board or as prescribed by these Bylaws. For purposes of these Bylaws, “Independent Director” has the meaning ascribed to such term under the rules of the exchange upon which the Corporation’s Common Stock is primarily traded.

ARTICLE IV.
Officers

Section 4.01            Principal Officers. The principal officers of the Corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board of Directors may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices.

Section 4.02            Appointment, Term of Office and Remuneration. The principal officers of the Corporation shall be appointed by the Board of Directors or in the manner determined by the Board of Directors. Each such officer shall hold office until his or her successor is appointed, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

Section 4.03            Delegation of Authority. In addition to the principal officers enumerated in Section 4.01 herein, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees. The Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation, notwithstanding any provision hereof.

Section 4.04            Removal. Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

Section 4.05            Resignations. Any officer may resign at any time by giving notice to the Board of Directors and the Secretary of the Corporation. Any such notice must be in writing or by electronic transmission to the Board of Directors and the Secretary of the Corporation. The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.06            Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

ARTICLE V.
CAPITAL STOCK

Section 5.01            Certificates For Stock; Uncertificated Shares. The shares of the Corporation shall be uncertificated, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be represented by certificates. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The chairman or vice chairman of the Board, the president, vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. A Corporation shall not have power to issue a certificate in bearer form.

Section 5.02            Lost Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.03            Shares Without Certificates. The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law

Section 5.04            Transfer Of Shares. Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.05            Authority for Additional Rules Regarding Transfer. The Board of Directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE VI.
General Provisions

Section 6.01            Fixing the Record Date. (a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing such record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may in its discretion or as required by law fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall fix the same date or an earlier date as the record date for stockholders entitled to notice of such adjourned meeting.

(b)             In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.02             Dividends. Subject to limitations contained in Delaware Law and the Certificate of Incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03             Year. The fiscal year of the Corporation shall commence on January 1 and end on December 31 of each year.

Section 6.04            Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.05            Voting of Stock Owned by the Corporation. The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

Section 6.06            Amendments. The Board of Directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, these Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. The stockholders may make, repeal, alter, amend or rescind, in whole or in part, these Bylaws; provided, however, that, notwithstanding any other provisions of the Certificate of Incorporation, these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of capital stock of the Corporation or any particular class or series thereof required by the Certificate of Incorporation, these Bylaws or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of stock entitled to vote at an election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of these Bylaws or to adopt any provision inconsistent therewith.

Section 6.07            Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

ARTICLE VII.
INDEMNIFICATION

Section 7.01            Indemnification of Officers and Directors. Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative, investigative or any other type whatsoever, preliminary, informal or formal, including any arbitration or other alternative dispute resolution and including any appeal of the foregoing (a “Proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VII, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing or Section 7.02, subject to Section 7.05 of this Article VII, the Corporation shall not be required to indemnify or advance expenses incurred by any Indemnitee seeking indemnity or advancement of expenses in connection with a Proceeding (or part thereof) initiated by such Indemnitee or in defending any counterclaim, cross-claim, affirmative defense, or like claim of the Corporation in such a Proceeding unless such Proceeding (or part thereof) was authorized by the Board of Directors or such indemnification is authorized by an agreement approved by the Board of Directors.

Section 7.02            Advance of Expenses. Except as otherwise provided in a written indemnification agreement between the Corporation and an Indemnitee, the Corporation shall pay all expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding as they are incurred in advance of its final disposition; provided, however, that if Delaware Law then so requires, the advancement of such expenses (i.e., payment of such expenses as incurred or otherwise in advance of the final disposition of the Proceeding) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay such amounts if it shall ultimately be determined by final judicial decision from which there is no appeal that such Indemnitee is not entitled to be indemnified under this Article VII or otherwise.

Section 7.03            Non-Exclusivity of Rights. The rights conferred on any person in this Article VII shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VII shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VII.

Section 7.04            Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article VII.

Section 7.05            Right of Indemnitee to Bring Suit. The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 7.04 above.

(a)              Right to Bring Suit. If a claim under Section 7.01 or 7.02 of this Article VII is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If the Indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee also shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in applicable law.

(b)             Effect of Determination. Neither the absence of a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

(c)             Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII, or otherwise, shall be on the Corporation.

Section 7.06            Nature of Rights. The rights conferred upon Indemnitees in this Article VII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article VII that adversely affects any right of an Indemnitee or an Indemnitee’s successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VII and existing at the time of such amendment, repeal or modification.

Section 7.07            Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent ~~of~~ the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under Delaware Law.

Section 7.08            Other Indemnification. The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

ARTICLE VIII.
Notices

Section 8.01            Form and Delivery. Except as otherwise specifically required in these Bylaws or by applicable law, all notices required to be given pursuant to these Bylaws may in every instance in connection with any delivery to a member of the Board of Directors, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, facsimile, electronic mail or other form of electronic transmission. Whenever, by applicable law, the Certificate of Incorporation or these Bylaws, notice is required to be given to any stockholder, such notice may be given in writing directed to such stockholder’s mailing address or by electronic transmission directed to such stockholder’s electronic mail address, as applicable, as it appears on the records of the Corporation or by such other form of electronic transmission consented to by the stockholder. A notice to a stockholder shall be deemed given as follows: (a) if mailed, when the notice is deposited in the United States mail, postage prepaid, (b) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address, (c) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of Delaware Law, and (d) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given, (i) if by facsimile transmission, when directed to a number at which such stockholder has consented to receive notice, (ii) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (A) such posting and (B) the giving of such separate notice, and (iii) if by any other form of electronic transmission, when directed to such stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic transmission by giving written notice or by electronic transmission of such revocation to the Corporation. A notice may not be given by an electronic transmission from and after the time that (x) the Corporation is unable to deliver by such electronic transmission two consecutive notices and (y) such inability becomes known to the Secretary or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action. Any notice given by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Section 8.02            Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 8.03            Waiver of Notice. Whenever notice is required to be given under any provision of Delaware Law, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE IX.
INTERESTED DIRECTORS

Section 9.01            Interested Directors. No contract or transaction between the Corporation and one or more of its members of the Board or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are members of the board of directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the stockholders.

Section 9.02            Quorum. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes a contract or transaction described in Section 9.01.

EXHIBIT K

SEVENTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ACORNS GROW INCORPORATED

The undersigned does hereby certify on behalf of Acorns Grow Incorporated (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.                  The undersigned is the duly elected and acting [•] of the Corporation.

2.                  The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 29, 2012.

3.                  The Sixth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 25, 2019, and subsequently amended by filings with the Secretary of State of Delaware on April 21, 2020, on October 20, 2020, on January 4, 2021, and on January 27, 2021 (as amended, the “Sixth Amended and Restated Certificate of Incorporation”).

4.                  This Seventh Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation.

5.                 This Seventh Amended and Restated Certificate of Incorporation was duly approved by the sole stockholder of the Corporation in accordance with Section 228 of the Delaware General Corporation Law by virtue of its approval of the Business Combination Agreement, dated as of May 26, 2021, by and among Pioneer Merger Corp., Pioneer SPAC Merger Sub Inc. and the Corporation (the “Business Combination Agreement”). This Seventh Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the sole stockholder of the Corporation by virtue of its adoption of the Business Combination Agreement.

6.                  The Sixth Amended and Restated Certificate of Incorporation of the Corporation shall be amended and restated to read in full as follows:

ARTICLE I.

The name of the corporation (hereinafter the “Corporation”) is Acorns Grow Incorporated.

ARTICLE II.

The address of the Corporation’s registered office in the state of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Zip Code 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as it now exists or may be amended and/or supplemented from time to time (“Delaware Law”).

ARTICLE IV.

The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000). The par value of each of such shares is $0.001. All such shares are of one class and are shares of common stock. Each holder of record of common stock shall be entitled to vote at all meetings of the stockholders and shall have one vote for each share held by such holder of record. The common stock authorized by this Article IV shall be issued for such consideration (if any) as shall be fixed, from time to time, by the board of directors of the Corporation (the “Board”). No stockholder of the Corporation shall have any preemptive rights by virtue of this Seventh Restated Certificate of Incorporation. The capital stock of the Corporation shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed. No stockholder of the Corporation, to the fullest extent permitted by applicable law, shall be individually liable for the debts or liabilities of the Corporation.

ARTICLE V.

The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by, or in the manner provided in, the Bylaws of the Corporation (the “Bylaws”).

ARTICLE VI.

In furtherance of and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by Delaware Law or other statutes or laws of the State of Delaware, the Board, by a vote of the majority of the Board, is expressly authorized to make, repeal, alter, amend and rescind the Bylaws, without any action on the part of the stockholders, but the stockholders by a vote of a majority of the stockholders may make, alter, amend or repeal the Bylaws whether adopted by them or otherwise. The Corporation may in its Bylaws confer powers upon its Board in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board by applicable law.

ARTICLE VII.

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII.

The Corporation eliminates the personal liability of each director and officer of the Corporation to the fullest extent permitted by Delaware Law or other statutes or laws of the State of Delaware. Without limiting the effect of the preceding sentence, if Delaware Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by Delaware Law or other statutes of Laws of the State of Delaware, as so amended. No amendment to or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. Any repeal or modification of the provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE IX.

(A)             The Corporation, to the fullest extent permitted by law, shall indemnify, advance expenses to and hold harmless all persons whom it may indemnify pursuant thereto (including current and former directors and officers). The Corporation may, by action of its Board, provide rights to indemnification and to advancement of expenses to such of the employees and agents of the Corporation or its subsidiaries to such extent and to such effect as the Board shall determine to be appropriate and authorized by Delaware Law. Expenses (including attorneys’ fees) incurred by a current or former officer or director of the Corporation in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby. Any amendment, repeal or modification of this Article IX shall not adversely affect any rights or protection existing hereunder immediately prior to such repeal or modification.

(B)              The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law or the provisions of this Article IX.

(C)              The rights and authority conferred in this Article IX shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

(D)               Neither the amendment nor repeal of this Article IX, nor the adoption of any provision of this Seventh Amended and Restated Certificate of Incorporation or the Bylaws, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right, protection or limitation on personal liability of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

ARTICLE X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Delaware Court of Chancery shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (C) any action asserting a claim arising pursuant to any provision of Delaware Law or (D) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X.

ARTICLE XI.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Seventh Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred on stockholders and directors herein are granted subject to this reservation, provided that no amendment, alteration, change or repealment shall eliminate or reduce the effect of Article VIII or Article IX hereof in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for Article VIII or Article IX hereof, would accrue or arise, prior to such amendment, alteration, change or repealment.

****

IN WITNESS WHEREOF, the Corporation has caused the undersigned authorized officer to execute this Seventh Amended and Restated Certificate of Incorporation this ____ day of ______________, 2021.

ACORNS GROW INCORPORATED

By:
Name:
Title:

EXHIBIT L

AMENDED AND RESTATED

BYLAWS

OF

ACORNS GROW INCORPORATED

A Delaware Corporation

(Adopted as of [•], 2021)

ARTICLE I.

OFFICES

Section 1.     Registered Office. The registered office of Acorns Grow Incorporated, a Delaware corporation (the “Corporation”), shall be in the City of Wilmington, County of New Castle, State of Delaware. The name of the Corporation’s registered agent at such address is Corporation Service Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the board of directors of the Corporation (the “Board”).

Section 2.     Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II.
MEETINGS OF STOCKHOLDERS

Section 1.     Place of Meetings. Meetings of stockholders shall be held at any place within or outside the State of Delaware designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication authorized by and in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (as amended from time to time (the “DGCL”)). In the absence of any such designation, stockholders’ meetings shall be held at the principal executive office of the Corporation.

Section 2.    Annual Meetings of Stockholders. The annual meeting of stockholders shall be held each year on a date and at a time determined by resolution of the Board or as set by the President of the Corporation. At each annual meeting, directors shall be elected and any other proper business may be transacted.

Section 3.    Quorum; Adjourned Meetings and Notice Thereof. A majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum and the votes present may continue to transact business until adjournment. If, however, less than a majority of the stocked issued and outstanding and entitled to vote are represented at any meeting of the stockholders, a majority of the voting stock so represented in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting thereof are announced at the meeting at which the adjournment is taken.

Section 4.    Voting. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the DGCL, or the Certificate of Incorporation, or these Bylaws, a different vote is required in which case such express provision shall govern and control the decision of such question. Except as may be otherwise provided in the Certificate of Incorporation, directors shall be elected by a plurality of the votes of the stock present in person or represented by proxy at the meeting entitled to vote on the election of directors.

Section 5.   Proxies. At each meeting of the stockholders, each stockholder having the right to vote may vote in person or may authorize another person or persons to act for him/her by proxy appointed by an instrument in writing subscribed by such stockholder granting the proxy or by his, her or its attorney-in-fact and bearing a date not more than three years prior to said meeting, unless said instrument provides for a longer period. All proxies must be filed with the Secretary of the Corporation at the beginning of each meeting in order to be counted in any vote at the meeting. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Except as otherwise provided by the DGCL or by the Certificate of Incorporation or any amendments thereto, each stockholder shall have one vote for each share of stock having voting power, registered in his/her name on the books of the Corporation on the record date set by the Board as provided in Article VI, Section 6 hereof. All elections shall be had and all questions decided by a plurality vote.

Section 6.    Special Meetings. Special meetings of the stockholders, for any purpose (including, without limitation, the filling of board vacancies and newly created directorships), unless otherwise prescribed by statute or by the Certificate of Incorporation, may be held at such time and place, within or outside of the State of Delaware, and the purpose of such meetings shall be stated in a notice of meeting or in a duly executed waiver of notice thereof. Such meetings may be called at any time by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the Corporation, issued and outstanding, and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 7.    Notice of Stockholder’s Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which notice shall state the date and hour, the place (if any) and the means of remote communications (if any) of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided by law, by or at the direction of the Board, the President or the Secretary, the written notice of any meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting via mail, facsimile or electronic mail. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his/her address as it appears on the records of the Corporation. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Section 8.    Maintenance and Inspection of Stockholder List. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, (i) at the Corporation’s discretion, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours at the Corporation’s principal place of business. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be available for examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network and the information required to access such list shall be provided with the notice of the meeting.

Section 9.    Stockholder Action by Written Consent Without a Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be (i) bearing the dates of signature of the stockholders who signed the consent or consents, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary (in accordance with the Certificate of Incorporation) or, if greater, not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (ii) delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested provided, however, that no consent or consents delivered by certified or registered mail shall be deemed delivered until such consent or consents are actually received at the registered office. All consents properly delivered in accordance with this section shall be deemed to be recorded when so delivered. No written or electronic consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered to the Corporation as required by this section, written consents signed by the holders of a sufficient number of shares to take such corporate action are so recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented to such action in writing. Any action taken pursuant to such written or electronic consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof.

Section 10. Ratification of Acts of Directors and Officers. Except as otherwise provided by law or by the Certificate of Incorporation, any transaction or contract or act of the Corporation or of the directors or officers of the Corporation may be ratified by the affirmative vote of the holders of the number of shares which would have been necessary to approve such transaction, contract or act at a meeting of stockholders, or by the written consent of stockholders in lieu of a meeting.

ARTICLE III.
DIRECTORS

Section 1.    The Number of Directors. The number of directors which shall constitute the whole Board shall be not less than one (1) and not more than eleven (11). The exact number of directors shall be determined by resolution of the Board, and the initial number of directors shall be one (1). The directors need not be stockholders. The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting of the stockholders entitled to vote on the election of directors, except as provided in Section 2 of this Article, and each director elected shall hold office until his/her (i) successor is elected and qualified or (ii) earlier death; provided, however, that unless otherwise restricted by the Certificate of Incorporation or by law, any director or the entire Board may be removed, either with or without cause, from the Board at any meeting of stockholders by a plurality of the votes of the stock present in person or represented by proxy at the meeting entitled to vote on the election of directors.

Section 2.   Vacancies. Vacancies on the Board by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. The directors so chosen shall hold office until the next annual election of directors and until their successors are duly elected or his or her earlier death and shall qualify, unless sooner replaced by a vote of the stockholders. If there are no directors in office, then an election of directors may be held in the manner provided by the DGCL. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3.    Powers. The property, business and affairs of the Corporation shall be managed by or under the direction of its Board. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by the DGCL or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 4.    Place of Directors’ Meetings. The directors may hold their meetings and have one or more offices, and keep the books of the Corporation outside of the State of Delaware.

Section 5.    Regular Meetings. Regular meetings of the Board may be held without notice at such time and place as shall from time to time be determined by the Board.

Section 6.   Special Meetings. Special meetings of the Board may be called by the Chairman of the Board or the President or any two members of the Board on twenty-four hours’ notice to each director, either personally or by mail, electronic mail, telefacsimile or other electronic transmission.

Section 7.    Quorum. At all meetings of the Board a majority of the authorized number of directors (without regard to any then vacancies on the Board) shall be necessary and sufficient to constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which there is a quorum, shall be the act of the Board, except as may be otherwise specifically provided by the DGCL, by the Certificate of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. If only one director is authorized, such sole director shall constitute a quorum. At any meeting, a director shall have the right to be accompanied by counsel provided that such counsel shall agree to any confidentiality restrictions reasonably imposed by the Corporation.

Section 8.    Waiver of Notice and Presumption of Assent. Any member of the Board or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

Section 9.    Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all the then members of the Board or committee, as the case may be, consent thereto in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 10.  Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 11.  Committees of Directors. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each such committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the directors who are members of the committee shall be necessary to constitute a quorum. In the event that a member and that member’s alternate, if alternates are designated by the Board, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to (x) approve, adopt or recommend to the stockholders of the Corporation any action or matter (other than the election or removal of directors) expressly required by the DGCL or the Certificate of Incorporation to be submitted to the stockholders of the Corporation for approval or (y) adopt, amend or repeal any portion of these Bylaws.

Section 12.   Minutes of Committee Meetings. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 13.  Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or a stated salary as director, such as may be allowed by resolution of the Board. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE IV.
OFFICERS

Section 1.    Officers. The officers of this corporation shall be chosen by the Board and shall include a President and a Secretary. The Corporation may also have, at the discretion of the Board, such other officers as are desired, including a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries and Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 hereof. In the event there are two or more Vice Presidents, then one or more may be designated as Executive Vice President, Senior Vice President, or other similar or dissimilar title. At the time of the election of officers, the directors may by resolution determine the order of their rank. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. In its discretion, the Board may choose not to fill any office for any period as it may deem advisable.

Section 2.    Appointment of Officers. The Board, at its first meeting after each annual meeting of stockholders or as soon thereafter as conveniently may be, shall choose the officers of the Corporation. Vacancies may be filled or new offices created and filled at any meeting of the Board. Each officer shall hold office until a successor is duly appointed and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 3.     Subordinate Officers. The Board may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The Board may delegate to any principal officer the power to appoint and remove any such subordinate officers, agents or employees.

Section 4.     Compensation of Officers. The salaries of all officers and agents of the Corporation shall be fixed by the Board, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a director of the Corporation.

Section 5.     Term of Office; Removal and Vacancies. The officers of the Corporation shall hold office until their successors are chosen and qualify in their stead. Any officer appointed by the Board may be removed at any time by the affirmative vote of a majority of the Board whenever in its judgment the best interests of the Corporation would be served thereby. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the Board.

Section 6.     Powers and Duties. The officers shall each have such authority and perform such duties in the management of the Corporation as from time to time may be prescribed by the Board and as may be delegated by the President, if any, without limiting the foregoing.

Section 7.     Chairman of the Board. The Chairman of the Board, if such an officer be appointed, shall be a member of the Board, may be an officer of the Corporation, and, if present, shall preside at all meetings of the Board or of stockholders. He or she shall advise the President, and in the President’s absence, other officers of the Corporation, and shall exercise and perform such other powers and duties as may be from time to time assigned to him/her by the Board or prescribed by these Bylaws. If there is no President, the Chairman of the Board shall in addition be the President of the Corporation and shall have the powers and duties prescribed in Section 8 of this Article IV.

Section 8.     President. Subject to such supervisory powers, if any, as may be given by the Board to the Chairman of the Board, if there be such an officer, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board, have general supervision, direction and control of the business and officers of the Corporation. He or she shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board. He or she shall be an ex-officio member of all committees and shall have the general powers and duties of management usually vested in the office of President and chief executive officer of corporations, and shall have such other powers and duties as may be prescribed, from time to time, by the Board or these Bylaws.

Section 9.     Vice Presidents. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board, or if not ranked, the Vice President designated by the Board, shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall have such other duties as from time to time may, from time to time, be prescribed for them, respectively, by the Board, President or these Bylaws.

Section 10.   Secretary. The Secretary shall attend all sessions of the Board and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for the standing committees. Under the President’s supervision, he or she shall give, or cause to be given, all notices of all meetings of the stockholders and of the Board required to be given by these Bylaws or by law, and shall perform such other duties as may be prescribed, from time to time, by the Board, the President or these Bylaws.

He or she shall keep in safe custody the seal of the Corporation, and when authorized by the Board, affix the same to any instrument requiring it, and when so affixed it shall be attested by his/her signature or by the signature of an Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his/her signature.

Section 11.   Assistant Secretary. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board, or if there be no such determination, the Assistant Secretary designated by the Board, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

Section 12.   Treasurer. The Treasurer, if such an officer be appointed, shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board. He or she shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and Board, at its regular meetings, or when the Board so requires, an account of all his/her transactions as Treasurer and of the financial condition of the Corporation. He or she shall perform such other duties as may be prescribed, from time to time, by the Board, the President or these Bylaws. If required by the Board, he or she shall give the Corporation a bond (which shall be rendered every six years), in such sum and with such surety or sureties as shall be satisfactory to the Board, for the faithful performance of the duties of his/her office and for the restoration to the Corporation, in case of his/her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his/her possession or under his/her control belonging to the Corporation.

Section 13.   Assistant Treasurer. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board, or if there be no such determination, the Assistant Treasurer designated by the Board, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board, the President or Treasurer may, from time to time, prescribe.

Section 14.    Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, which officers may include officers of any division of the Corporation, other than those whose duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board.

Section 15.   Absence or Disability of Officers. In the case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in such officer’s place during such officer’s absence or disability, the Board may by resolution delegate the powers and duties of such officer to any other officer or to any director, or to any other person whom it may select.

ARTICLE V.
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

Section 1.     Indemnification of Officers and Directors. Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative, investigative or any other type whatsoever, preliminary, informal or formal, including any arbitration or other alternative dispute resolution and including any appeal of the foregoing (a “Proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article V, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors, administrators and personal representatives. Notwithstanding the foregoing or Section 2, subject to Section 5 of this Article V, the Corporation shall not be required to indemnify or advance expenses incurred by any Indemnitee seeking indemnity or advancement of expenses in connection with a Proceeding (or part thereof) initiated by such Indemnitee or in defending any counterclaim, cross-claim, affirmative defense, or like claim of the Corporation in such a Proceeding unless such Proceeding (or part thereof) was authorized by the Board of Directors or such indemnification is authorized by an agreement approved by the Board of Directors.

Section 2.    Advance of Expenses. Except as otherwise provided in a written indemnification agreement between the Corporation and an Indemnitee, the Corporation shall pay all expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding as they are incurred in advance of its final disposition; provided, however, that the advancement of such expenses (i.e., payment of such expenses as incurred or otherwise in advance of the final disposition of the Proceeding) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay such amounts if it shall ultimately be determined by final judicial decision from which there is no appeal that such Indemnitee is not entitled to be indemnified under this Article V or otherwise.

Section 3.     Non-Exclusivity of Rights. The rights conferred on any person in this Article V shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article V shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article V.

Section 4.     Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article V.

Section 5.    Right of Indemnitee to Bring Suit. The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 4 above.

(i)	Right to Bring Suit. If a claim under Section 1 or 2 of this Article V is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If the Indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee also shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in applicable law.

(ii)	Effect of Determination. Neither the absence of a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

(iii)	Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V, or otherwise, shall be on the Corporation.

Section 6.     Nature of Rights. The rights conferred upon Indemnitees in this Article V shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article V that adversely affects any right of an Indemnitee or an Indemnitee’s successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article V and existing at the time of such amendment, repeal or modification.

Section 7.    Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.    Other Indemnification. The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

ARTICLE VI.
CERTIFICATES OF STOCK

Section 1.    Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. In the case of uncertificated shares, such shares shall be evidenced by a book entry system maintained by the Corporation. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. If shares are represented by certificates, such certificates shall be in the form approved by the Board. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two authorized officers of the Corporation, certifying the number of shares represented by the certificate owned by such stockholder in the Corporation. The name of the holder of record of the shares represented thereby, with the number of such shares and the date of issue, shall be entered on the books of the Corporation. The Board shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the Corporation.

Section 2.     Signatures on Certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 3.     Statement of Stock Rights, Preferences, Privileges. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations and restrictions thereof.

Section 4.    Lost Certificates. The Board may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his/her legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.     Subscriptions for Stock. Unless otherwise provided for in the subscription agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times, as shall be determined by the Board. Any call made by the Board for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

Section 6.   Transfers of Stock. Upon surrender to the Corporation and payment of all taxes due thereon, or the transfer agent of the Corporation, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, the Corporation shall issue a new certificate for a like numbers of shares to the person entitled thereto, cancel the old certificate and record the transaction upon its book.

Section 7.     Fixing Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders, or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed by the Board, the record date for determining stockholders (i) entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (ii) entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (iii) for any other lawful purpose, including receipt of payment of any dividend or other distribution or allotment of any rights or exercising any rights in respect of any change, conversion or exchange of stock, shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 8.     Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

ARTICLE VII.
GENERAL PROVISIONS

Section 1.     Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2.      Payment of Dividends. Before payment of any dividend there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interests of the Corporation, and the directors may abolish any such reserve in the manner in which it was created.

Section 3.     Checks. All checks, drafts, or other orders for the payment of money by or to the Corporation and all notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall be determined by resolution of the Board or directors or a duly authorized committee thereof.

Section 4.     Contracts. The Board may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 5.     Loans. The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiary, including any officer or employee who is a director of the Corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section contained shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Section 6.      Fiscal Year. The fiscal year of the Corporation shall be fixed by the resolution of the Board.

Section 7.     Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Delaware Court of Chancery shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.

Section 8.     Corporate Seal. The Board may provide a corporate seal which shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 9.      Manner of Giving Notice. Whenever, under the provisions of the DGCL or of the Certificate of Incorporation or of these Bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail addressed to such director or stockholder, at his/her address as it appears on the records of the Corporation, with postage thereon prepaid if by mail, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors or subject to the terms of the DGCL, stockholders, may also be given by telegram, facsimile or electronic mail.

Section 10.   Waiver of Notice. Whenever any notice is required to be given under the provisions of the DGCL or of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to said notice.

Section 11.   Annual Statement. The Board shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the Corporation.

Section 12.   Voting Securities Owned by Corporation. Voting securities in any other Corporation held by the Corporation shall be voted by the President, unless the Board specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 13.   Inspection of Books and Records. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation’s stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean any purpose reasonably related to such person’s interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in the State of Delaware or at its principal place of business.

Section 14.  Section Headings. Section headings in these by-laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 15.    Inconsistent Provisions. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE VIII.
AMENDMENTS

Section 1.      Amendment by Directors or Stockholders. These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the stockholders or by the Board at any regular meeting of the stockholders or of the Board or at any special meeting of the stockholders or of the Board if, in the case of meetings of stockholders, notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal Bylaws is conferred upon the Board by the Certificate of Incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

(1) That I am the duly elected and acting Secretary of Acorns Grow Incorporated, a Delaware corporation (the “Corporation”); and

(2) That the foregoing Bylaws, comprising thirty (30) pages, constitute the Bylaws of the Corporation as duly adopted by the Sole Incorporator and ratified and approved by the sole Director of the Corporation as of [ ], 2021.

IN WITNESS WHEREOF, I have hereunto subscribed my name as of this [ ] day of __________, 2021.

[•], Secretary

EXHIBIT M

PIONEER MERGER CORP.
2021 LONG-TERM INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [•], 2021
APPROVED BY THE SHAREHOLDERS: [•], 2021

Section 1.	PURPOSE

Pioneer Merger Corp. hereby establishes this 2021 Long-Term Incentive Plan (the “Plan”). This Plan is intended to (i) attract and retain the best available personnel to ensure the success of the Company (as defined below) and its Affiliates (as defined below) and accomplish the goals of the Company and its Affiliates; (ii) to incentivize selected Eligible Persons (as defined below) with long-term incentive awards to align their interests with the interests of the Company’s stockholders; and (iii) to promote the success of the business of the Company and its Affiliates.

Section 2.	DEFINITIONS

As used in the Plan, the following terms have the meanings set forth below:

(a)	“Affiliate” shall mean (i) any entity that, directly or through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, as determined by the Committee.

(b)	“Applicable Law” shall mean the legal requirements that apply to the Plan and Awards granted hereunder in any given circumstance as shall be in place from time to time under any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any governmental authority, whether of the United States, any other country, and any provincial, state, or local subdivision, that relate to the administration of equity plans or equity awards, as well as any applicable stock exchange or automated quotation system rules or regulations.

(c)	“Award” shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award, Dividend Equivalent, Other Stock-Based Award or cash award granted under the Plan.

(d)	“Award Agreement” shall mean any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Company as evidencing any Award granted under the Plan.

(e)	“Beneficial Owner” shall have the meaning attributed thereto in the Exchange Act.

(a)	“Board” shall mean the Board of Directors of the Company.

1

(b)	“Cause” for termination from a Participant’s Continuous Service will exist (unless another definition is provided in an applicable Option Agreement, Restricted Stock Purchase Agreement, employment agreement or other applicable written agreement that provides that such other definition applies to an Award hereunder) if the Company reasonably determines that the Participant engaged in (i) any breach by Participant of any written agreement between Participant and the Company; (ii) any failure by Participant to comply with the Company’s written policies or rules as the same may be in effect from time to time; (iii) neglect or persistent unsatisfactory performance of Participant’s duties; (iv) Participant’s repeated failure to follow reasonable and lawful instructions from the Board or Chief Executive Officer; (v) Participant’s commission, conviction of, or plea of guilty or nolo contendere to, any felony or any crime that results in, or is reasonably expected to result in, material harm to the business or reputation of the Company; (vi) Participant’s commission of or participation in any act (A) that causes material harm to the business or reputation of the Company; or (B) of fraud against the Company; (vii) Participant’s damage to the Company’s business, property or reputation; or (viii) Participant’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company. For purposes of clarity, a termination without “Cause” does not include any termination that occurs as a result of Participant’s death or disability. The determination as to whether a Participant’s Continuous Service has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting or other service relationship at any time, and the term “Company” will be interpreted to include any subsidiary, parent, Affiliate, or any successor thereto, if appropriate. Furthermore, a Participant’s Continuous Service shall be deemed to have terminated for Cause within the meaning hereof if, at any time (whether before, on, or after termination of the Participant’s Continuous Service), facts or circumstances are discovered that would have justified a termination for Cause, regardless of whether the Participant initiated the termination of the Participant’s Continuous Service.

(c)	“Change in Control” shall mean the first of the following to occur after the Effective Date:

(i)	Acquisition of Controlling Interest. Any Person becomes the Beneficial Owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities; provided that the foregoing shall exclude any bona fide sale of securities of the Company by the Company to one or more third parties for purposes of raising capital. In applying the preceding sentence, an agreement to vote securities shall be disregarded unless its ultimate purpose is to cause what would otherwise be a Change in Control, as reasonably determined by the Board.

(ii)	Merger. The Company consummates a merger or consolidation of the Company with any other corporation unless: (a) the voting securities of the Company outstanding immediately before the merger or consolidation would continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) 50% or more of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; and (b) no Person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities.

(iii)	Sale of Assets. The stockholders of the Company approve an agreement for the sale or disposition by the Company of all, or substantially all, of the Company’s assets.

(iv)	Liquidation or Dissolution. The stockholders of the Company approve a plan or proposal for liquidation or dissolution of the Company.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which (I) the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions, or (II) any Person who was a Beneficial Owner, directly or indirectly, of securities in the Company representing 50% or more acquires additional securities in the Company.

(d)	“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time and the rules and regulations issued thereunder.

2

(e)	“Committee” shall mean a committee of the Board, acting in accordance with the provisions of Section 3, designated by the Board to administer the Plan and composed of not less than two (2) non-Employee Directors. The initial Committee shall be the Compensation Committee of the Board.

(f)	“Company” shall mean Pioneer Merger Corp. and, to the extent determined appropriate by the Board, in its sole discretion, any Affiliate or successor thereto.

(g)	“Consultant” shall mean any person (other than an Employee or Director), including an advisor, who is engaged by the Company or any Affiliate to render services and is compensated for such services. A Consultant includes non-natural persons, to the extent permitted by Applicable Law.

(h)	“Continuous Service” shall mean a Participant’s period of service in the absence of any interruption or termination of service as an Employee, Consultant, or Director. Continuous Service as an Employee or Consultant shall not be considered interrupted or terminated in the case of: (i) Company-approved sick leave; (ii) military leave; (iii) any other bona fide leave of absence approved by the Company, provided that, if an Employee is holding an Incentive Stock Option and such leave exceeds three (3) months then, for purposes of Incentive Stock Option status only, such Employee’s service as an Employee shall be deemed terminated on the first day following such three (3) month period and the Incentive Stock Option shall thereafter automatically become a Non-Qualified Stock Option in accordance with Applicable Laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy. Also, Continuous Service as an Employee or Consultant shall not be considered interrupted or terminated in the case of a transfer between locations of the Company or between the Company, its parents, subsidiaries or Affiliates, or their respective successors, or a change in status from an Employee to a Consultant or Director or from a Consultant or Director to an Employee.

(i)	“Director” shall mean a member of the Board, or a member of the board of directors of an Affiliate.

(j)	“Disability” shall mean “disability” within the meaning of Section 22(e)(3) of the Code.

(k)	“Dividend Equivalent” shall mean any right granted under Section 6(e) of the Plan.

(l)	“Eligible Person” shall mean (i) an Employee, Consultant, or Director, or (ii) a non-Employee, non-Consultant, or non-Director to whom an offer of a service relationship as an Employee, Consultant, or Director has been extended.

(m)	“Employee” shall mean any person whom the Company or any Affiliate classifies as an employee (including an officer) for employment tax purposes or, if in a jurisdiction that does not have employment taxes, any person whom the Company or any Affiliate classifies as an employee (including an officer), in either case whether or not that classification is correct. The payment by the Company of director’s fees to a Director shall not constitute “employment” of such Director by the Company.

(n)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(o)	“Fair Market Value” shall mean, with respect to any Shares or other securities, the closing price of a Share or other security on the date as of which the determination is being made or as otherwise determined in a manner specified by the Committee.

(p)	“Grant Date” shall mean the later of (i) the date designated as the “Grant Date” within an Award Agreement and (ii) the date on which the Committee determines the key terms of an Award, provided that as soon as reasonably practicable thereafter the Company both notifies the Eligible Person of the Award and issues an Award Agreement to the Eligible Person.

3

(q)	“Incentive Stock Option” shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code, or any successor provision thereto.

(r)	“Non-Qualified Stock Option” shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(s)	“Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(t)	“Other Stock-Based Award” shall mean any right granted under Section 6(f) of the Plan.

(u)	“Participant” shall mean an Eligible Person designated to be granted an Award under the Plan.

(v)	“Performance Award” shall mean any right granted under Section 6(d) of the Plan.

(w)	“Performance Criteria” shall mean any quantitative and/or qualitative measures, as determined by the Committee, which may be used to measure the level of performance of the Company or any individual Participant during a Performance Period.

(x)	“Performance Period” shall mean any period as determined by the Committee in its sole discretion.

(y)	“Person” shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or government or political subdivision thereof.

(z)	“Restricted Stock” shall mean any Award of Shares granted under Section 6(c) of the Plan.

(aa)	“Restricted Stock Unit” shall mean any restricted stock unit granted under Section 6(c) of the Plan that is denominated in Shares.

(bb)	“Shares” shall mean the common shares of the Company, and such other securities as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made under Section 4(b) of the Plan.

(cc)	“Stock Appreciation Right” shall mean any right granted under Section 6(b) of the Plan.

(dd)	“10% Stockholder” means a Person who, as of a relevant date, owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company.

Section 3.	ADMINISTRATION

Except as otherwise provided herein, the Plan shall be administered by the Committee, which shall have the power to interpret the Plan and to adopt such rules and guidelines for implementing the terms of the Plan as it may deem appropriate; provided, however, that the Board may act in lieu of the Committee on any matter. The Committee shall have the ability to modify the Plan provisions, to the extent necessary, or delegate such authority, to accommodate any changes in Applicable Law.

4

(a)	Subject to the terms of the Plan and Applicable Law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, or other Awards, or terminated, forfeited, cancelled or suspended, and the method or methods by which Awards may be settled, exercised, terminated, forfeited, cancelled or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend, or waive such rules and guidelines; (ix) appoint such agents as it shall deem appropriate for the proper administration of the Plan; (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and (xi) correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it deems desirable.

(b)	Without limiting the foregoing, the Committee shall have the discretion to interpret or construe ambiguous, unclear, or implied (but omitted) terms as it deems to be appropriate in its sole discretion and to make any findings of fact needed in the administration of this Plan or Award Agreements. The Committee’s prior exercise of its discretionary authority shall not obligate it to exercise its authority in a like fashion thereafter. The Committee’s interpretation and construction of any provision of this Plan, or of any Award or Award Agreement, and all determinations the Committee or the Company makes pursuant to this Plan shall be final, binding, and conclusive (subject only to the Committee’s or the Company’s inherent authority to change their determinations). The validity of any such interpretation, construction, decision or finding of fact shall not be given de novo review if challenged in court, by arbitration, or in any other forum, and shall be upheld unless clearly affected by fraud.

(c)	Any determination made by the Committee or the Company with respect to any provisions of this Plan may be made on an Award-by-Award basis. The Committee and the Company have no obligation to be uniform, consistent, or nondiscriminatory between classes of similarly situated Eligible Persons, Participants, Awards or Award Agreements, except as required by Applicable Law.

(d)	CLAIMS LIMITATION PERIOD. Any Participant who believes he or she is being denied any benefit or right under this Plan or under any Award or Award Agreement may file a written claim with the Committee. Any claim must be delivered to the Committee within six (6) months of the specific event giving rise to the claim. Untimely claims generally will not be processed and shall be deemed denied. The Committee, or its designee, generally will notify the Participant of its decision in writing as soon as administratively practicable. Claims shall be deemed denied if the Committee does not respond in writing within one-hundred eighty (180) days of the date the written claim is delivered to the Committee. The Committee’s decision (or deemed decision) is final and conclusive and binding on all Persons. No lawsuit or arbitration relating to this Plan may be filed or commenced before a written claim is filed with the Committee and is denied or deemed denied, and any lawsuit must be filed within one (1) year of such denial or deemed denial or be forever barred.

(e)	NO LIABILITY; INDEMNIFICATION. Neither the Board nor any Committee member, nor any Person acting at the direction of the Board or the Committee, shall be liable for any act, omission, interpretation, construction, or determination made in good faith with respect to this Plan, any Award, or any Award Agreement. The Company shall pay or reimburse any Director, Employee, or Consultant who in good faith takes action on behalf of this Plan, for all expenses incurred with respect to this Plan, and to the full extent allowable under Applicable Law shall indemnify each and every one of them for any claims, liabilities, and costs (including reasonable attorneys’ fees) arising out of their good faith performance of duties on behalf of this Plan. The Company may, but shall not be required to, obtain liability insurance for this purpose.

(f)	EXPENSES. The Company shall bear the expenses of administering this Plan.

5

Section 4.	SHARES AVAILABLE FOR AWARDS AND NON-EMPLOYEE DIRECTOR COMPENSATION LIMITS

(a)	SHARES AVAILABLE. Subject to adjustment as provided in this Section 4:

(i)	The total number of Shares that may be issued under the Plan pursuant to Awards may not exceed 28,718,331. This is the “Share Reserve.” No more than 43,077,496 Shares shall be available for delivery pursuant to the exercise of Incentive Stock Options.

(ii)	If any Shares issued to a Participant under the Plan are subject to an Award that is terminated, forfeited or cancelled (e.g., unvested Restricted Stock Awards), or settled in cash the Share Reserve shall be increased by the number of Shares underlying such Award. If Shares are withheld in satisfaction of withholding taxes or payment of exercise price then the Shares so withheld or used in payment shall be available for Awards under the Plan and the Share Reserve shall be increased by the same number of Shares as the Share Reserve was decreased on account of such Shares, if any.

(iii)	ACCOUNTING FOR AWARDS. For purposes of this Section 4, unless the Committee determines otherwise:

(A)	if an Award (other than a Dividend Equivalent) is denominated in Shares, the number of Shares covered by such Award, or to which such Award relates, shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan;

(B)	Dividend Equivalents denominated in Shares and Awards not denominated, but potentially payable, in Shares shall be counted against the aggregate number of Shares available for granting Awards under the Plan in such amount and at such time as the Dividend Equivalents and such Awards are settled in Shares. Any Shares that are delivered by the Company, and any Awards that are granted by, or become obligations of, the Company through the assumption by the Company or an Affiliate of, or in substitution for, outstanding awards previously granted by an acquired company, whether through an asset or equity transaction, shall not be counted against the Shares available for granting Awards under this Plan; and

(C)	Shares subject to Awards that qualify as inducement grants under NASDAQ Listing Rule 5635 or its successor shall not be counted against the Share Reserve.

(iv)	SOURCES OF SHARES DELIVERABLE UNDER AWARDS. The Shares to be issued, transferred, and/or sold under the Plan shall be made available from authorized and unissued Shares or from the Company’s treasury shares.

(b)	ADJUSTMENTS.

(i)	In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Shares, or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event constitutes an equity restructuring, or otherwise affects the Shares, then the Committee may adjust the following in a manner that is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan:

6

(A)	the number and type of Shares or other securities which thereafter may be made the subject of Awards including the limit specified in Section 4(a)(i);

(B)	the number and type of Shares or other securities subject to outstanding Awards;

(C)	the grant, purchase, or exercise price with respect to any Award, or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and

(D)	other value determinations applicable to outstanding Awards.

provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(ii)	ADJUSTMENTS OF AWARDS ON CERTAIN ACQUISITIONS. In the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other formula used in such transaction to determine the consideration payable to the holders of common stock of such acquired company) may be used for similar Awards under the Plan and shall not reduce the Share Reserve; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed, immediately before such acquisition or combination, by the post-transaction listed company or entities that were its subsidiaries immediately before the transaction.

(iii)	ADJUSTMENTS OF AWARDS ON THE OCCURRENCE OF CERTAIN UNUSUAL OR NONRECURRING EVENTS. The Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or of changes in Applicable Law or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Plan.

(iv)	DISSOLUTION OR LIQUIDATION. Except as otherwise provided in an Award Agreement, in the event of the dissolution or liquidation of the Company other than as part of a Change in Control, each Award will terminate immediately prior to the consummation of such dissolution or liquidation, subject to the ability of the Committee to exercise any discretion authorized in the case of a Change in Control.

(v)	CHANGE IN CONTROL. In the event of a Change in Control but subject to the terms of any Award Agreements or employment-related agreements between the Company or any Affiliates and any Participant, each outstanding Award may be assumed or a substantially equivalent award may be substituted by the surviving or successor company or a parent or subsidiary of such successor company (in each case, the “Successor Company”) upon consummation of the transaction. Notwithstanding the foregoing, instead of having outstanding Awards be assumed or substituted with equivalent awards by the Successor Company, the Committee may in its sole and absolute discretion and authority, without obtaining the approval or consent of the Company’s stockholders or any or all Participant(s), take one or more of the following actions:

7

(A)	accelerate the vesting of Awards so that some or all Awards shall vest (and, to the extent applicable, become exercisable) as to some or all of the Shares that otherwise would have been unvested and/or provide that repurchase rights of the Company, if any, with respect to Shares issued pursuant to an Award shall lapse;

(B)	arrange or otherwise provide for the payment of cash or other consideration to Participants in exchange for the satisfaction and cancellation of all or some outstanding Awards (based on the Fair Market Value, on the date of the Change in Control, of the Award being cancelled, based on any reasonable valuation method selected by the Committee); provided that the Committee shall have full discretion to unilaterally cancel (A) either all Awards or only select Awards (such as only those that have vested on or before the Change in Control), and (B) any Options or Stock Appreciation Rights whose exercise price is equal to or greater than the Fair Market Value of the Shares, as of the date of the Change in Control, with such cancellation being without the payment of any consideration whatsoever to those Participants whose Options and Stock Appreciation Rights are being cancelled;

(C)	terminate all or some Awards upon the consummation of the transaction without payment of any consideration, subject to the notice requirements of Section 8(o); or

(D)	make such other modifications, adjustments or amendments to outstanding Awards or this Plan as the Committee deems necessary or appropriate.

Section 5.	ELIGIBILITY

Any Eligible Person is eligible to be designated a Participant. The Committee shall determine which Eligible Persons may receive Awards. If the Committee does not determine that an Eligible Person is to receive a specific Award, he or she shall not be entitled to any such Award. Each Award shall be evidenced by an Award Agreement that: sets forth the Grant Date and all other terms and conditions of the Award; is signed on behalf of the Company (unless the Committee determines otherwise); and (unless waived by the Committee) is signed by the Eligible Person in acceptance of the Award. The grant of an Award shall not obligate the Company or any Affiliate to continue the employment or service of any Eligible Person, or to provide any future Awards or other remuneration at any time thereafter.

Section 6.	AWARDS

(a)	OPTIONS. The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan, as the Committee shall determine:

(i)	EXERCISE PRICE. The purchase price per Share purchasable under an Option shall be determined by the Committee; provided, however, and except as provided in Section 4(b), that such purchase price shall not be less than (A) 100% of the Fair Market Value of a Share on the date of grant of such Option or (B) if the Person to whom an Incentive Stock Option is granted is a 10% Stockholder on the date of grant, the exercise price shall be not less than 110% of the Fair Market Value on the date the Incentive Stock Option is granted. However, an Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424 of the Code or Treasury Regulation Section 1.409A-1(b)(5)(v)(D).

8

(ii)	OPTION TERM. The term of each Option shall not exceed ten (10) years from the date of grant; provided, however, that with respect to Incentive Stock Options issued to 10% Stockholders, the term of each such Option shall not exceed five (5) years from the date it is granted.

(iii)	TIME AND METHOD OF EXERCISE. The Committee shall establish in the applicable Award Agreement the time or times at which an Option may be exercised in whole or in part, and the method or methods by which, and the form or forms, including, without limitation, cash, Shares, or other Awards, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price, in which, payment of the exercise price with respect thereto may be made or deemed to have been made. The Company shall not be required to deliver Shares pursuant to the exercise of an Option and the Option will be deemed unexercised until the Company has received sufficient funds or value to cover the full exercise price due and all applicable withholding obligations. The Committee may in its sole discretion set forth in an Award Agreement that a Participant may exercise an unvested Option, in which case the Shares then issued shall be restricted Shares having the same vesting restrictions as the unvested Option.

(iv)	TERMINATION OF CONTINUOUS SERVICE. The Committee may set forth in the applicable Award Agreement, or a severance agreement, employment agreement, service agreement or severance plan, the terms and conditions by which an Option is exercisable, if at all, after the date of a Participant’s termination of Continuous Service. The Committee may waive or modify these provisions at any time. To the extent that a Participant is not entitled to exercise an Option on the date of a Participant’s termination of Continuous Service, or if the Participant (or other Person entitled to exercise the Option) does not exercise the Option within the time and as specified in the Award Agreement or below (as applicable), the Option shall terminate. Notwithstanding the foregoing, if the Company has a contingent contractual obligation to provide for accelerated vesting or extended exercisability after termination of a Participant’s Continuous Service, such Options shall not terminate at the time they otherwise would terminate but instead shall remain outstanding, but unexercisable, until the maximum contractual time for determining whether such contingency will occur, and terminate at such time if the contingency has not then occurred; provided that no such extension shall cause an Option to be exercisable after the ten (10) year anniversary of its Grant Date or the date such Option otherwise would have terminated had the Participant remained in Continuous Service.

Subject to the preceding paragraph and Section 6(a)(vi) and to the extent an Award Agreement, or a severance agreement, employment agreement, service agreement or severance plan, does not otherwise specify the terms and conditions on which an Option shall terminate when a Participant terminates Continuous Service, the following provisions apply:

Reason for Terminating Continuous Service	Option Termination Date
(I) By the Company for Cause, or what would have been Cause if the Company had known all of the relevant facts, or due to Participant’s material breach of his or her unexpired employment agreement or independent contractor agreement with the Company.	All Options, whether or not vested, shall immediately expire effective on the date of termination of the Participant’s Continuous Service, or when Cause first existed if earlier.

9

(II) Disability or death of the Participant during Continuous Service (in either case unless Reason I applies).	All unvested Options shall immediately expire effective as of the date of termination of the Participant’s Continuous Service, and all vested and unexercised Options shall expire twelve (12) months after such termination.
(III) Any other reason.	All unvested Options shall immediately expire effective on the date of termination of the Participant’s Continuous Service. All vested and unexercised Options, to the extent unexercised, shall expire effective ninety (90) days after the date of termination of the Participant’s Continuous Service.

(v)	BLACKOUT PERIODS. If there is a blackout period (whether under the Company’s insider trading policy, Applicable Law, or a Committee-imposed blackout period) that prohibits buying or selling Shares during any part of the ten (10) day period before an Option expires (as described above), the Option exercise period shall be extended until ten (10) days beyond the end of the blackout period. Notwithstanding anything to the contrary in this Plan or any Award Agreement, no Option can be exercised beyond the later of the date its original term expires as set forth in the Award Agreement, the date on which the Option otherwise would become unexercisable, or the ten (10) year anniversary of its Grant Date.

(vi)	COMPANY CANCELLATION RIGHT. Subject to Applicable Law, if the Fair Market Value for Shares subject to any Option is more than 33% below the Option’s exercise price for more than ninety (90) consecutive business days, the Committee unilaterally may declare the Option terminated, effective on the date the Committee provides written notice to the Option holder. The Committee may take such action with respect to any or all Options granted under the Plan and with respect to any individual Option holder or class(es) of Option holders.

(vii)	NON-EXEMPT EMPLOYEES. An Option granted to an Employee who is non-exempt for purposes of the Fair Labor Standards Act of 1938, as amended, will not be first exercisable for any Shares until at least six (6) months after the Grant Date of the Option (although the Award may vest prior to such date). Notwithstanding the foregoing, consistent with the provisions of the Worker Economic Opportunity Act, the vested portion of any Options may be exercised earlier than six (6) months after the Grant Date: (A) if the non-exempt Employee dies or suffers a Disability; (B) in connection with a corporate transaction in which the Option is not assumed, continued, or substituted; (C) on a Change in Control; or (D) on the Participant’s retirement (as may be defined in the Participant’s Award Agreement or other agreement with the Company, or, if no such definition, in accordance with the Company’s then current employment policies and guidelines). The foregoing provision is intended to operate so that any income derived by a non-exempt Employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay.

(viii)	INCENTIVE STOCK OPTIONS. By law, only Employees are eligible to receive Incentive Stock Options. The terms of any Incentive Stock Option granted under the Plan shall be designed to comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder. Notwithstanding anything in this Section 6(a) to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Non-Qualified Stock Options) to the extent that either (A) the aggregate Fair Market Value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (B) such Options otherwise remain exercisable but are not exercised within three (3) months of termination of Continuous Service (or such other period of time provided in Section 422 of the Code).

10

(ix)	NO RELOAD OPTIONS. No Option shall include terms entitling the Participant to a grant of Options or Stock Appreciation Rights on exercise of the Option.

(b)	STOCK APPRECIATION RIGHTS. The Committee is hereby authorized to grant Stock Appreciation Rights to Participants. Subject to the terms of the Plan and any applicable Award Agreement, a Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive, on exercise thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right as specified by the Committee.

(i)	GRANT PRICE. The grant price shall be determined by the Committee, provided, however, and except as provided in Section 4(b), that such price shall not be less than 100% of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right, except that if a Stock Appreciation Right is at any time granted in tandem with an Option, the grant price of the Stock Appreciation Right shall not be less than the exercise price of such Option.

(ii)	TERM. The term of each Stock Appreciation Right shall not exceed ten (10) years from the date of grant.

(iii)	OTHER RULES. The rules of Sections 6(a)(iii) – 6(a)(ix) shall apply to Stock Appreciation Rights as if the Award were an Option.

(c)	RESTRICTED STOCK AND RESTRICTED STOCK UNITS.

(i)	ISSUANCE. The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Participants.

(ii)	RESTRICTIONS. Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may establish in the applicable Award Agreement (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. Unrestricted Shares, evidenced in such manner as the Committee shall deem appropriate, shall be delivered to the holder of Restricted Stock promptly after such restrictions have lapsed. Subject to Applicable Law, the Committee may make Awards of Restricted Stock and Restricted Stock Units with or without the requirement for payment of cash or other consideration.

(iii)	REGISTRATION. Any Restricted Stock or Restricted Stock Units granted under the Plan may be evidenced in such manner as the Committee may deem appropriate, including, without limitation, book-entry registration or issuance of a stock certificate or certificates in the case of Restricted Stock. In the event any stock certificate is issued in respect of Shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

(iv)	FORFEITURE. On termination of Continuous Service during the applicable restriction period, except as otherwise determined by the Committee, all Shares of Restricted Stock and all Restricted Stock Units still, in either case, subject to restriction shall be forfeited and, to the extent applicable, reacquired by the Company. However, if the Participant paid cash or other consideration for Restricted Stock that is so forfeited, the Company shall return to the Participant the lower of the Fair Market Value of the Shares on the date of forfeiture or their original purchase price, to the extent set forth in an Award Agreement or required by Applicable Law.

11

(d)	PERFORMANCE AWARDS. The Committee is hereby authorized to grant Performance Awards to Participants. Performance Awards include arrangements under which the grant, issuance, retention, vesting and/or transferability of any Award are subject to Performance Criteria and such additional conditions or terms as the Committee may designate. Subject to the terms of the Plan and any applicable Award Agreement, a Performance Award granted under the Plan:

(i)	may be denominated or payable in cash, Shares (including, without limitation, Restricted Stock), other securities, or other Awards; and

(ii)	shall confer on the holder thereof rights valued as determined by the Committee and payable to, or exercisable by, the holder of the Performance Award, in whole or in part, on the achievement of such performance goals during such Performance Periods as the Committee shall establish.

(iii)	AMENDMENT OF PERFORMANCE CRITERIA. After a Performance Award has been granted, the Committee may, if it determines appropriate, amend any Performance Criteria, at its sole and absolute discretion.

(iv)	SATISFACTION OF PERFORMANCE CRITERIA. If, as a result of the applicable Performance Criteria being met, a Performance Award becomes vested and/or exercisable in respect of some, but not all of the number of Shares underlying such Award, which did not become vested and exercisable by the end of the Performance Period, such Performance Award shall thereupon lapse and cease to be exercisable in respect of the balance of the Shares which did not vest and/or become exercisable by the end of the Performance Period.

(e)	DIVIDEND EQUIVALENTS. The Committee is hereby authorized to grant to Participants Awards (other than Options and Stock Appreciation Rights) under which the holders thereof shall be entitled to receive payments equivalent to dividends or interest with respect to a number of Shares determined by the Committee, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested. Subject to the terms of the Plan and any applicable Award Agreement, such Awards may have such terms and conditions as the Committee shall determine.

(f)	OTHER STOCK-BASED AWARDS. The Committee is authorized to grant to Participants such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Committee to be consistent with the purposes of the Plan, provided, however, that such grants must comply with Applicable Law. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of such Awards. Shares or other securities delivered pursuant to a purchase right granted under this Section 6(f) shall be purchased for such consideration, as the Committee shall determine, the value of which consideration, as established by the Committee, and except as provided in Section 4(b), shall not be less than the Fair Market Value of such Shares or other securities as of the date such purchase right is granted.

12

(g)	GENERAL.

(i)	CASH CONSIDERATION FOR AWARDS. Awards may be granted for no cash consideration or for such cash consideration as may be required by Applicable Law or determined by the Committee; however, Participants may be required to pay any amount the Committee determines in connection with Awards not inconsistent with the terms of this Plan.

(ii)	AWARDS MAY BE GRANTED SEPARATELY OR TOGETHER. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate.

(iii)	FORMS OF PAYMENT UNDER AWARDS. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate on the grant, exercise, or payment of an Award may be made in such form or forms as the Committee shall determine, including, without limitation, cash, Shares, rights in or to Shares issuable under the Award or other Awards, other securities, or other Awards, or any combination thereof, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments.

(iv)	LIMITS ON TRANSFER OF AWARDS. Except as provided by the Committee, no Award and no right under any such Award shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution provided, however, that, if so determined by the Committee, a Participant may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Participant with respect to any Award on the death of the Participant. Each Award, and each right under any Award, shall be exercisable, during the Participant’s lifetime, only by the Participant or, if permissible under Applicable Law, by the Participant’s guardian or legal representative. No Award and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate.

(v)	CONDITIONS AND RESTRICTIONS ON SECURITIES SUBJECT TO AWARDS. The Committee may provide that the Shares issued on exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including, without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any re-sales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation: (A) restrictions under an insider trading policy or pursuant to Applicable Law, (B) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (C) restrictions as to the use of a specified brokerage firm for such re-sales or other transfers and (D) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations. The Committee shall include in any Award Agreement any claw back or forfeiture provisions required by Applicable Law. The Committee also may include in any Award Agreement provisions providing for forfeiture of the Award or requiring the Participant to return the Shares underlying the Award to the Company in the event the Participant engages in specified behavior that is adverse to the Company’s interests, including after termination of his or her service relationship with the Company, such as for competing with the Company, soliciting its Employees, or breaching a written agreement with the Company.

13

(vi)	RECOUPMENT OF AWARDS. Unless otherwise specifically provided in an Award Agreement, and to the extent permitted by Applicable Law, the Committee may in its sole and absolute discretion, without obtaining the approval or consent of the Company’s stockholders or of any Participant, require that any Participant reimburse the Company for all or any portion of any Awards granted under this Plan (“Reimbursement”), if and to the extent—

(A)	the granting, vesting, or payment of an Award was predicated upon the achievement of certain financial results that were subsequently the subject of a material financial restatement;

(B)	in the Committee’s view the Participant either benefited from a calculation that later proves to be materially inaccurate, or engaged in fraud or misconduct that caused or partially caused the need for a material financial restatement by the Company or any Affiliate; or

(C)	a lower granting, vesting, or payment of an Award would have occurred based on the conduct described in the foregoing clauses (i) or (ii).

In each instance, the Committee may, to the extent practicable and allowable or required under Applicable Laws, require Reimbursement relating to any such Award granted to a Participant; provided that the Committee will not seek Reimbursement relating to any such Awards that were paid or vested more than three (3) years prior to the first date of the applicable restatement period. Notwithstanding any other provision of the Plan, all Awards shall be subject to Reimbursement to the extent required by Applicable Law, including but not limited to Section 10D of the Exchange Act.

(vii)	SHARE CERTIFICATES. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange on which such Shares or other securities are then listed, and any applicable federal, state, or local securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

Section 7.	AMENDMENT AND TERMINATION

The Plan shall terminate on the ten (10) year anniversary of its approval by the Board, but no such termination shall affect any outstanding grants under the Plan. Except to the extent prohibited by Applicable Law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(a)	AMENDMENTS TO THE PLAN. The Board may amend, alter, suspend, discontinue, or terminate the Plan, in whole or in part; provided, however, that without the prior approval of the Company’s stockholders, no material amendment shall be made if stockholder approval is required by Applicable Law; and provided, further, that, notwithstanding any other provision of the Plan or any Award Agreement, no such amendment, alteration, suspension, discontinuation, or termination shall be made without the approval of the stockholders of the Company that would:

14

(i)	increase the total number of Shares available for Awards under the Plan, except as provided in Section 4 hereof;

(ii)	materially expand the class of Eligible Persons under the Plan, materially increase the benefits accruing to Participants under the Plan, materially extend the term of the Plan with respect to Share-based Awards, or expand the types of Share-based Awards available for issuance under the Plan; or

(iii)	except as provided in Section 4(b), permit Options, Stock Appreciation Rights, or other Stock-Based Awards encompassing rights to purchase Shares to be repriced, replaced, or regranted through cancellation, or by lowering the exercise price of a previously granted Option or the grant price of a previously granted Stock Appreciation Right, or the purchase price of a previously granted Other Stock-Based Award.

(b)	AMENDMENTS TO AWARDS. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, or terminate, any Awards theretofore granted, prospectively or retroactively. No such action shall be taken that would impair the rights of any Participant, without such Participant’s consent, under any Award theretofore granted, provided that no such consent shall be required with respect to any such action if such action is taken under Section 6(a)(vi) hereof or if the Committee determines in its sole discretion that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy or conform to Applicable Law or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award. Notwithstanding the foregoing, subject to the limitations of Applicable Law, if any, and without the affected Participant’s consent, the Board may amend the terms of any one or more Awards if necessary to maintain the qualified status of the Award as an ISO or to bring the Award into compliance with Section 409A of the Code.

Section 8.	GENERAL PROVISIONS

(a)	NO RIGHTS TO AWARDS. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, or, having been selected to receive an Award under this Plan, to be selected to receive a future Award, and further there is no obligation for uniformity of treatment of Eligible Persons, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

(b)	WITHHOLDING. The Company or any Affiliate shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan the amount (in cash, Shares, other securities, or other Awards) of withholding taxes due in respect of an Award, its exercise, or any payment or transfer under such Award or under the Plan and to take such other action as may be necessary in the opinion of the Company or Affiliate to satisfy statutory withholding obligations for the payment of such taxes. Notwithstanding any provision of this Plan or an Award Agreement to the contrary, Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards, and neither the Company, nor any Affiliate, nor any of their employees, directors, or agents, shall have any duty or obligation to mitigate, minimize, indemnify, or to otherwise hold any Participant harmless from any or all of such tax consequences. The Company’s obligation to deliver Shares (or to pay cash or other consideration) to Participants pursuant to Awards is at all times subject to such Participant’s prior or coincident satisfaction of all withholding taxes.

(c)	NO LIMIT ON OTHER COMPENSATION ARRANGEMENTS. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

15

(d)	NO RIGHT TO EMPLOYMENT OR CONTINUED SERVICE. The grant of an Award shall not constitute an employment or services contract nor be construed as giving a Participant the right to be retained in the employ or services of the Company or any Affiliate. Further, the Company or an Affiliate may at any time dismiss a Participant from employment or services, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(e)	GOVERNING LAW AND VENUE. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware and applicable Federal law without regard to conflict of law. For purposes of litigating any dispute that arises directly or indirectly under the Plan, the parties to any Award Agreement agree to submit to the exclusive jurisdiction of the State of Delaware and agree that such litigation shall be conducted only in the state courts of Delaware or the federal courts for the United States for Delaware, and no other courts.

(f)	SEVERABILITY. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to Applicable Law, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person, or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(g)	NO TRUST OR FUND CREATED. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(h)	NO FRACTIONAL SHARES. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

(i)	HEADINGS. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(j)	COMPLIANCE WITH THE CODE. Except to the extent specifically provided otherwise by the Committee, Awards under the Plan are intended to satisfy the requirements of Section 409A of the Code so as to avoid the imposition of any additional taxes or penalties under Section 409A of the Code. If the Committee determines that an Award, Award Agreement, payment, distribution, deferral election, transaction or any other action or arrangement contemplated by the provisions of the Plan would, if undertaken, cause a Participant to become subject to any additional taxes or other penalties under Section 409A of the Code, or adverse tax consequences under another Code provision, then unless the Committee specifically provides otherwise, such Award, Award Agreement, payment, distribution, deferral election, transaction or other action or arrangement shall not be given effect to the extent it causes such result and the related provisions of the Plan and/or Award Agreement will be deemed modified, or, if necessary, suspended in order to comply with the requirements of Section 409A of the Code or another Code provision to the extent determined appropriate by the Committee, in each case without the consent of or notice to the Participant. Notwithstanding the foregoing or any provision of the Plan or an Award Agreement to the contrary, Participants shall be solely responsible for the satisfaction of any taxes or interest or other consequence that may arise pursuant to Awards (including taxes arising under Code Section 409A), and neither the Company nor the Committee nor anyone other than the Participant, his or her estate or beneficiaries shall have any obligation whatsoever to pay such taxes or interest or to otherwise indemnify or hold any Participant harmless from any or all of such taxes.

16

(k)	CODE SECTIONS 280G AND 4999. Notwithstanding anything else contained in the Plan or any other document to the contrary, in no event shall the vesting of any Award or payment be accelerated to an extent or in a manner so that such Award or payment, together with any other compensation and benefits provided to, or for the benefit of, a Participant under any other plan or agreement of the Company or its Affiliates, would not be fully deductible by the Company or one of its Affiliates for U.S. federal income tax purposes because of Section 280G of the Code, unless the Participant would be better off on an after tax basis after paying applicable income and excise taxes as determined by the Committee in its sole discretion (“Better Off”). If a holder of an Award would be entitled to benefits or payments hereunder and under any other plan or program that would constitute “parachute payments” as defined in Section 280G of the Code, then, unless the Participant would be Better Off not having such benefits or payments reduced, the Company shall reduce or eliminate such parachute payments in the following order so that the Company or one of its Affiliates is not denied federal income tax deductions because of Section 280G of the Code: cash severance benefits shall be reduced or eliminated first, then any accelerated vesting of Options shall be reduced or eliminated, and finally any other benefits to which the Participant is or may be entitled shall be reduced or eliminated. Notwithstanding the foregoing, if a Participant is a party to a written agreement with the Company or one of its Affiliates, or is a participant in a severance program sponsored by the Company or one of its Affiliates that contains express provisions regarding Section 280G and/or Section 4999 of the Code (or any similar successor provision), or the applicable Award Agreement includes such provisions, the Section 280G and/or Section 4999 provisions of such other agreement or plan, as applicable, shall control as to the Awards held by that Participant.

(l)	NO REPRESENTATIONS OR COVENANTS WITH RESPECT TO TAX QUALIFICATION. Although the Company may endeavor to (i) qualify an Award for favorable U.S. or foreign tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

(m)	AWARDS TO NON-U.S. EMPLOYEES AND OTHER SERVICE PROVIDERS. The Committee shall have the power and authority to determine which Affiliates shall be covered by this Plan and which employees or other service providers outside the U.S. shall be eligible to participate in the Plan. The Committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws, procedures, and practices. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on death, Disability or on termination of Continuous Service; available methods of exercise or settlement of an Award; payment of income, social insurance contributions and payroll taxes; and the withholding procedures and handling of any stock certificates or other indicia of ownership which vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations.

(n)	DATA PRIVACY. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this section by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing this Plan and Awards and the Participant’s participation in this Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant with respect to one or more Awards under the Plan, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of this Plan and Awards and the Participant’s participation in this Plan, the Company and its Affiliates each may transfer the Data to any third parties assisting the Company in the implementation, administration, and management of this Plan and Awards and the Participant’s participation in this Plan. Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of this Plan and Awards and the Participant’s participation in this Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting such Participant’s local human resources representative. The Company may cancel the Participant’s eligibility to participate in this Plan, and in the Committee’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

17

(o)	NO DUTY TO NOTIFY. The Company shall have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising an Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised.

Notwithstanding the foregoing to the contrary, the Company shall take reasonable steps to notify Participants holding then outstanding Awards regarding the occurrence of a Change in Control; provided, further, that if pursuant to the Change in Control outstanding Awards shall be cancelled for no consideration, such notice shall be provided at least five (5) business days prior to the occurrence of the Change in Control (or such shorter period as the Committee may determine is reasonable in its sole discretion taking into account the potential need for confidentiality with respect to a Change in Control). For purposes of the foregoing, the Company providing notice via email to (i) a Participant’s Company email address for Participants who are then in Continuous Service, or (ii) the personal email address in the Company’s personnel records for a Participant no longer in Continuous Service shall be deemed to be reasonable steps to notify a Participant on the part of the Company.

(p)	NO STOCKHOLDER RIGHTS. Neither a Participant nor any transferee or beneficiary of a Participant shall have any rights or status as a stockholder of the Company with respect to any Shares underlying any Award until the date of issuance of a stock certificate to such Participant, transferee, or beneficiary for such Shares in accordance with the Company’s governing instruments and Applicable Law, and if Shares are not certificated, the date the Company’s records are updated to reflect the Participant’s (or transferee’s or beneficiary’s) status as a stockholder with respect to the Shares in accordance with the Company’s governing instruments and Applicable Law. Prior to the issuance of Shares or Restricted Stock pursuant to an Award, a Participant shall not have the right to vote or to receive dividends or any other rights as a stockholder with respect to the Shares underlying the Award (unless otherwise provided in the Award Agreement for Restricted Shares), notwithstanding its exercise in the case of Options and Stock Appreciation Rights. No adjustment will be made for a dividend or other right that is determined based on a record date prior to the date the share certificate is issued, except as otherwise specifically provided for in this Plan or an Award Agreement.

(q)	COMPLIANCE WITH LAWS. The granting of Awards and the issuance of Shares under the Plan shall be subject to all Applicable Law. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(i)	obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(ii)	completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective.

The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. Notwithstanding anything to the contrary herein or in any Award Agreement, the Committee shall have the absolute discretion to impose a “blackout” period on the exercise of any Option or Stock Appreciation Right, as well as the settlement of any Award, with respect to any or all Participants to the extent the Committee determines that doing so is desirable or required to comply with applicable securities laws.

Section 9.	EFFECTIVE DATE OF THE PLAN

The Plan shall be effective as of the date of its approval by the stockholders of the Company (the “Effective Date”).

18

EXHIBIT N

PROJECT OAK

TERMS AND CONDITIONS REGARDING

ACORNS CUSTOMER LOYALTY SHARE PROGRAM

This term sheet sets forth certain of the material terms of the proposed Acorns Customer Loyalty Share Program (the “Loyalty Program”) that will be implemented concurrently with the closing of the transactions contemplated by that certain Business Combination Agreement dated as of May 26, 2021 (the “BCA”) by and among Pioneer Merger Corp., a Cayman Islands exempted company (“Pioneer”), Pioneer SPAC Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pioneer (“Merger Sub”), and Acorns Grow Incorporated, a Delaware corporation (“Acorns”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the BCA.

Loyalty Program
General Description:

The purpose of the Loyalty Program is to reward Eligible Customers (as defined below) for their loyalty to Acorns and its products by providing the opportunity for an Eligible Customer to elect to have one Pioneer Share (the “Reward Share”) deposited into their Acorns brokerage account.

In addition, the Loyalty Program may also reward Eligible Customers who refer new customers to sign up with Acorns to receive a Reward Share in accordance with referral program eligibility criteria to be determined by the Parties.

If Acorns notifies an Eligible Customer he or she is eligible to elect to receive a Reward Share and such Eligible Customer makes such election to receive such Reward Share, then, provided (i) such Eligible Customer has a self-directed trading brokerage account with Acorns and (ii) all necessary regulatory clearances have been obtained, such share will be deposited in the Eligible Customer’s Acorns’ account.

The Loyalty Program will be implemented through the adoption by Pioneer of a program plan document, the specific terms of which will be negotiated and agreed upon prior to the Closing of the Transactions contemplated by the BCA (the “Transactions”).

Timing:

The parties will work together to design the Loyalty Program so that it can be announced concurrently with the Closing. The distribution of the Reward Shares into the Acorns’ accounts of Eligible Customers may occur as soon as practicable after (i) such shares are registered with the SEC under an acceptable registration statement, (ii) Acorns has established Acorns brokerage accounts for self-directed trading of individual securities and (iii) FINRA has approved Acorns’ related continuing membership application to provide such self-directed accounts and related brokerage services.

Eligibility:

The criteria for determining whether an Acorns’ customer is eligible to elect to receive a Reward Share will be agreed to between the parties prior to the Closing of the Transactions (each such customer so designated, an “Eligible Customer”)[1].

Funding of the Loyalty Program:

The Loyalty Program will be funded solely with Pioneer Shares. Cash will not be accepted by the Loyalty Program.

The Pioneer Shares that will be available for distribution as Reward Shares through the Loyalty Program will come from the following sources:

Initial Funding:

The Loyalty Program initially will be funded by contributions as follows:

Noah Kerner Funding Commitment: At the Closing, Mr. Kerner will contribute to the Loyalty Program that number of Pioneer Shares equal in value to 10% of the total value of all vested, in the money equity interests of Pioneer received by Mr. Kerner (such value which shall include cash, if any, received by Mr. Kerner in connection with any Cash Election Shares as may be received in connection with the Transactions) in connection with the exchange of the total equity interests (which shall include any vested RSUs and other Acorns vested equity awards to be rolled by Mr. Kerner) in Acorns held by Mr. Kerner as of immediately prior to the Closing.

Sponsor Parties Base Funding Commitment: “Sponsor Parties” are defined as Pioneer Merger Sponsor LLC (“Sponsor”) and all directors and executive officers of Pioneer. At the Closing, the Sponsor Parties will contribute to the Loyalty Program 10%[2] of the Pioneer Shares that will be issued to the Sponsor Parties in exchange for the Class B Shares of Pioneer held by the Sponsor Parties as of immediately prior to the Closing, which, for the avoidance of doubt, shall not include any Pioneer Warrants.

Acorns Stockholders Contribution: All Acorns stockholders will be entitled to contribute to the Loyalty Program Pioneer Shares received by such stockholders in connection with the Transaction.

Additional Funding:

Parties to discuss additional funding of the Loyalty Program with newly-issued Pioneer Shares. Mr. Kerner and the Sponsor Parties shall not be required to fund contributions for additional funding. Newly issued Pioneer Shares, if the parties agree to such approach, would increase shares outstanding and would have to be registered with the SEC (see below) prior to issuance.

Registration of the Reward Shares:	Parties will discuss and agree on schedule, timelines, procedures and obligation to register the Reward Shares for distribution by Pioneer to the Eligible Customers. It is currently contemplated that the Pioneer Shares will only be issued after a registration statement on Form S-1 has been filed and declared effective, likely not earlier than 3 months after the Closing.

1 NTD: Number of Eligible Customers to be no more than number of Reward Shares available upon the Initial Funding. It is anticipated that the universe of Eligible Customers will increase as additional Reward Shares become available (by contribution or otherwise), if any.

2 NTD: Total Pioneer Class B shares held by the Sponsor Parties is 10,062,500. Thus, at a 10% funding commitment, the Sponsor Parties will contribute 1,006,250 Pioneer Shares to the Loyalty Program.

Exhibit 10.4

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Pioneer Merger Corp., a Cayman Islands exempted company, which shall be domesticated as a Delaware corporation prior to the closing of the Transaction (as defined herein) (“SPAC”), and the undersigned subscriber (the “Investor”).

WHEREAS, this Subscription Agreement is being entered into in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Combination Agreement”), by and among SPAC, Acorns Grow Incorporated, a Delaware corporation (the “Company”), and Pioneer SPAC Merger Sub Inc. (“SPAC Merger Sub”), pursuant to which, among other things, SPAC Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, the Company will become a subsidiary of SPAC, on the terms and subject to the conditions therein (the transactions contemplated by the Combination Agreement, including the merger, the “Transaction”);

WHEREAS, in connection with the Transaction, SPAC is seeking commitments from interested investors to purchase, following the Domestication (as defined below) and prior to the closing of the Transaction, shares of SPAC’s common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”);

WHEREAS, on or about the date of this Subscription Agreement, SPAC is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors” and together with the Investor, the “Investors”), severally and not jointly, pursuant to which the Investors, severally and not jointly, have agreed to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 16,500,000 Shares, at the Per Share Purchase Price;

WHEREAS, prior to the closing of the Transaction (and as more fully described in the Combination Agreement), SPAC will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and de-register as a Cayman Islands exempted company in accordance with Section 206 of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”); and

WHEREAS, the aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

NOW, THEREFORE, in connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and SPAC acknowledges and agrees as follows:

1.                   Subscription. The Investor hereby subscribes for and agrees to purchase from SPAC and SPAC hereby agrees to sell and issue to the Investor the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be purchased by the Investor and issued by SPAC pursuant hereto shall be shares of common stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company).

2.                   Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in Section 3 below and (b) delivery of written notice from (or on behalf of) SPAC to the Investor (the “Closing Notice”), that SPAC reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to SPAC, three (3) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by SPAC in the Closing Notice and (ii) any other information that is reasonably requested in the Closing Notice in order for SPAC to issue the Investor’s Shares, including, without limitation, the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, SPAC shall issue a number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form in the name of the Investor on SPAC’s share register; provided, however, that SPAC’s obligation to issue the Shares to the Investor is contingent upon SPAC having received the Subscription Amount in full accordance with this Section 2. If the Closing does not occur within ten (10) business days following the Closing Date specified in the Closing Notice, SPAC shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount in full to the Investor. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close. Notwithstanding anything to the contrary in Section 8 hereof, if this Subscription Agreement terminates, SPAC shall promptly (but no later than two (2) business days thereafter) return the Subscription Amount (if delivered) without any deduction for or on account of any tax, withholding, charges, costs, fees, expenses, or set-off to the Investor, by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book-entries for the Shares will be deemed repurchased and cancelled.

In lieu of the foregoing for [•] investors:

Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon satisfaction or waiver of the conditions set forth in this Section 2 and Section 3 below and delivery of written notice from (or on behalf of) SPAC to the Investor (the “Closing Notice”), that SPAC reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor (the “Closing Date”), on the Closing Date, (a) the Investor shall deliver to SPAC the Subscription Amount against delivery of the Investor’s shares pursuant to the following clause (b), by wire transfer of United States dollars in immediately available funds to the account(s) specified by SPAC in the Closing Notice (which account(s) shall not be escrow account(s)) and (b) SPAC shall issue a number of Shares to the Investor set forth on the signature page to this Subscription Agreement, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), registered in book entry form in the name of the Investor (or its nominee in accordance with its delivery instructions) and provide evidence from the SPAC’s transfer agent showing Investor (or such nominee) as the owner of such Shares on and as of the Closing Date. Investor shall provide SPAC no later than three (3) business days prior to the Closing Date such information that is reasonably requested in the Closing Notice in order for SPAC to issue the Investor’s Shares, including, without limitation, the legal name of the person or nominee in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. If the closing of the Transaction does not occur within one (1) business day following the Closing, SPAC shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount in full to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by Investor, and any book-entries for the Shares shall be deemed cancelled. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

3.                   Closing Conditions.

a.                    The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the satisfaction or written waiver of the following conditions:

(i)                  no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition; and

2

(ii)                all conditions precedent to the closing of the Transaction under the Combination Agreement shall have been satisfied (as determined by the parties to the Combination Agreement and other than those conditions under the Combination Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) or waived and the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing Date.

b.                     The obligation of SPAC to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction or written waiver of the following conditions: (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date and (ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c.                     The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction or written waiver of the following conditions: (i) all representations and warranties of SPAC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by SPAC of each of the representations and warranties of SPAC contained in this Subscription Agreement as of the Closing Date, (ii) all obligations, covenants and agreements of SPAC required by the Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects, (iii) no suspension of the listing or qualification for offering or sale or trading of the Shares in any jurisdiction or on the Stock Exchange (as defined below) shall have occurred, and to the SPAC’s knowledge, no initiation or threatening of any proceedings for such purposes shall have occurred and be continuing, and the Shares being acquired hereunder shall have been approved for listing on the Stock Exchange, subject to official notice of issuance, (iv) the terms of the Combination Agreement (as the same exists on the date of this Subscription Agreement) shall not have been amended or modified in a manner, and no waiver thereunder shall have occurred, that would reasonably be expected to be materially adverse to the economic benefits that the Investor would reasonably expect to receive under this Subscription Agreement, without such Investor’s written consent, (v) the Domestication shall have been consummated and SPAC shall be duly incorporated, validly existing and in good standing under the laws of the State of Delaware and cease to be a Cayman Islands exempted company, and (vi) no material adverse effect on the business, financial condition, shareholders’ equity or results of operations of SPAC and its subsidiaries, taken as a whole (a “Material Adverse Effect”) shall have occurred, provided, that, the issuance by the SEC (as defined herein) of the Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, made on April 12, 2021 (the “Statement”), and any consequences thereof or actions taken by SPAC directly in response thereto, shall not cause any of the conditions in this clause (c) to be deemed to not have been satisfied so long as any such consequences or actions shall not have a Material Adverse Effect. For the avoidance of doubt, any restatement of the financial statements of SPAC and any amendments to previously filed SEC reports or delays in filing SEC reports, in connection with the Statement or any subsequent related agreements or other guidance from the SEC with respect to the Statement, shall not be considered to result in a Material Adverse Effect.

4.                   Further Assurances. At or prior to the Closing Date, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.                   SPAC Representations and Warranties. SPAC represents and warrants to the Investor that:

3

a.                     SPAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). SPAC has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, SPAC will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware with all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as proposed to be conducted and perform its obligations under this Subscription Agreement.

b.                     As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable, free and clear of any liens or other restrictions (other than those arising under applicable state or federal securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under SPAC’s certificate of incorporation and bylaws (each as amended on the Closing Date) or under the General Corporation Law of the State of Delaware or the laws of the Cayman Islands, as the case may be, or under any agreement or instrument to which SPAC is a party or by which SPAC is bound or otherwise.

c.                     Each of this Subscription Agreement, the Other Subscription Agreement and the Business Combination has been duly authorized, executed and delivered by SPAC and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is a valid, legal and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.                     The execution, delivery and performance by SPAC of this Subscription Agreement and the Business Combination and the issuance and sale of the Shares pursuant to this Subscription Agreement and the compliance by SPAC with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC or any of its subsidiaries is a party or by which SPAC or any of its subsidiaries is bound or to which any of the property or assets of SPAC or any of its subsidiaries is subject that would reasonably be expected to have a Material Adverse Effect, or materially affect the validity of the Shares or the legal authority of SPAC to timely comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of SPAC; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of SPAC to timely comply in all material respects with this Subscription Agreement.

e.                     SPAC is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of SPAC, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which, as of the date of this Subscription Agreement, SPAC is a party or by which SPAC’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over SPAC or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

f.                      As of their respective dates, all forms, reports, statements, schedules, prospectuses, proxies, registration statements or other documents (the “SEC Reports”) required to be filed by SPAC with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of SPAC included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of SPAC as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by SPAC from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports. Notwithstanding the foregoing, no representation is being made with respect to the accounting treatment of the SPAC’s issued and outstanding Warrants (as defined below) arising in connection with any required restatement of the SPAC’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls) arising from the treatment of such Warrants as equity rather than liabilities in light of the Statement.

4

g.                     SPAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by SPAC of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by the Nasdaq, or such other applicable stock exchange on which SPAC’s common stock is then listed (the “Stock Exchange”), (iv) filings required by the Combination Agreement as conditions to consummation of the Transaction, and (v) the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

h.                     As of the date of this Subscription Agreement, the authorized capital stock of SPAC consists of 5,000,000 preference shares (“Preferred Shares”), 500,000,000 Class A ordinary shares (“Class A Shares”), and 50,000,000 Class B ordinary shares (the “Class B Shares”), each par value $0.0001 per share. As of the date of this Subscription Agreement, (i) no Preferred Shares are issued and outstanding, (ii) 40,250,000 Class A Shares are issued and outstanding, (iii) 10,062,500 Class B Shares are issued and outstanding and (iv) 13,416,667 redeemable warrants and 3,350,000 private placement warrants to acquire Class A Shares (collectively, the “Warrants”) are outstanding. Following the Domestication, and immediately prior to the closing of the Transaction (assuming that all shares to be issued pursuant to the Subscription Agreements have been issued and that no holders of Class A Shares have validly elected to redeem their shares in connection with the closing of the Transaction), the authorized capital stock of SPAC will consist of 100,000 shares of preferred stock, par value $0.0001 per share (“Delaware Preferred Shares”) and 321,700,000 shares of common stock, par value $0.0001 per share (“Delaware Common Shares”), of which (1) no Delaware Preferred Shares will be issued and outstanding, (2) a number of Delaware Common Shares will be issued and outstanding pursuant to the Combination Agreement, subject in all respects to the assumptions referenced in such section, and (3) 13,416,632 redeemable warrants and 3,350,000 private placement warrants to acquire Delaware Common Shares will be outstanding. All (A) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and (B) outstanding warrants have been duly authorized and validly issued. Except as set forth above and pursuant to the Other Subscription Agreements, the Combination Agreement and the other agreements and arrangements referred to therein or in the SEC Reports, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from SPAC any Class A Shares, Class B Shares or other equity interests in SPAC, or securities convertible into or exchangeable or exercisable for such equity interests. There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares pursuant to this Subscription Agreement or the Other Subscription Agreements that have not been or will not be waived on or prior to the Closing Date. As of the date hereof, SPAC has no subsidiaries, other than Pioneer SPAC Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which SPAC is a party or by which it is bound relating to the voting of any securities of SPAC, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Combination Agreement.

i.                      As of the date hereof, the issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange, and following the Domestication, the issued and outstanding Delaware Common Shares will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on the Stock Exchange. Except as disclosed in SPAC’s filings with the SEC, there is no suit, action, proceeding or investigation pending or, to the knowledge of SPAC, threatened against the SPAC by the Stock Exchange or the SEC, respectively, to prohibit or terminate the listing of the Class A Shares or, when issued, the Delaware Common Shares, or to deregister the Class A Shares or, when registered and issued in connection with the Domestication, the Delaware Common Shares, under the Exchange Act. SPAC has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act, other than in connection with the Domestication and subsequent registration under the Exchange Act of the Delaware Common Shares.

5

j.                      Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by SPAC to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

k.                     Except for such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of SPAC, threatened against SPAC or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against SPAC.

l.                      SPAC is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default, or violation would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Notwithstanding the foregoing, no representation is being made with respect to the accounting treatment of the SPAC’s issued and outstanding Warrants (as defined below) arising in connection with any required restatement of the SPAC’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls) arising from the treatment of such Warrants as equity rather than liabilities in light of the Statement.

m.                    Other than the Placement Agent (as defined below), SPAC has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Shares, and SPAC is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agent.

n.                     SPAC is not, and immediately after receipt of payment for the Shares and prior to the closing of the Transaction, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

o.                     Neither SPAC nor any of its subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does SPAC or any of its subsidiaries have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

p.                     There has been no action taken by SPAC, or, to the knowledge of SPAC, any officer, director, equityholder, manager, employee, agent or representative of SPAC, in each case, acting on behalf of the SPAC, in violation of any applicable Anti-Corruption Laws (as herein defined), (i) SPAC has not been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) SPAC has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iii) SPAC has not received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

6

q.                     None of SPAC nor any of its directors is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. SPAC agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that SPAC is permitted to do so under applicable law. To the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List.

r.                      Other than the Other Subscription Agreements, the Combination Agreement and any other agreement expressly contemplated by the Combination Agreement or described in the SEC Reports, SPAC has not entered into any side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in SPAC (other than any side letter or similar agreement relating to the transfer to any investor of (i) securities of SPAC by existing securityholders of SPAC, which may be effectuated as a forfeiture to SPAC and reissuance, or (ii) securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement, and reflect the same Per Share Purchase Price and terms that are no more favorable to the Other Investor thereunder than the terms of this Subscription Agreement.

s.                     SPAC acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Investor in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Investor effecting a pledge of Shares shall not be required to provide SPAC with any notice thereof; provided, however, that none of SPAC, the Company or their respective counsels shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by SPAC in all respects.

6.                   Investor Representations and Warranties. The Investor represents and warrants to SPAC that:

a.                     The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), a “qualified purchaser” (as defined in Section 2(a)(51) of the Investment Company Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), the Investor has full investment discretion with respect to each such account, and has the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A) or any securities laws of the United States or any other jurisdiction. The Investor is not an entity formed for the specific purpose of acquiring the Shares. The Investor further acknowledges that it is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Shares for its own account or for an account over which it exercises sole discretion for another qualified institutional buyer or accredited investor.

7

b.                     The Investor (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Accordingly, the Investor understands that the offering meets (1) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (2) the institutional customer exemption under FINRA Rule 2111(b).

c.                     The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the Shares are being offered for sale in a transaction not requiring registration under the Securities Act, and that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act, except pursuant to any exemption therefrom or in a transaction not subject to such registration requirements. The Investor acknowledges and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the Closing Date. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

d.                     The Investor acknowledges and agrees that the Investor is purchasing the Shares directly from SPAC. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of SPAC, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of SPAC expressly set forth in Section 5 of this Subscription Agreement.

e.                     The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

f.                      The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SPAC, the Transaction and the business of the Company and its direct and indirect subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed the SEC Reports and other information as the Investor has deemed necessary to make an investment decision with respect to the Shares. However, neither any such inquiries, nor any due diligence investigation conducted by the Investor or any of the Investor’s professional advisors nor anything else contained herein, shall modify, limit, or otherwise affect the Investor’s right to rely on SPAC’s representations, warranties, covenants, and agreements contained in this Subscription Agreement. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

g.                     The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and SPAC, the Company or a representative of SPAC or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and SPAC, the Company or a representative of SPAC or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising and (ii) to its knowledge, are not being offered to it in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, the Company, the Placement Agent, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of SPAC contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SPAC. The Investor acknowledges that certain information provided to the Investor was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Investor acknowledges that such information and projections were prepared without the participation of the Placement Agent and that the Placement Agent does not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

8

h.                     The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares. The Investor will not look to the Placement Agent for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the Shares.

i.                      Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in SPAC. The Investor acknowledges specifically that a possibility of total loss exists.

j.                      In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agent or any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning SPAC, the Company, the Transaction, the Combination Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

k.                     The Investor acknowledges that (i) SPAC, the Company and the Placement Agent currently may have, and later may come into possession of, information regarding SPAC or the Company that is not known to the Investor and that may be material to a decision to enter into this transaction to purchase the Shares (“Excluded Information”) and (ii) the Investor has determined to enter into this transaction to purchase the Shares notwithstanding its lack of knowledge of the Excluded Information.

l.                      The Investor acknowledges that the Placement Agent: (i) has not provided the Investor with any information or advice with respect to the Shares, (ii) has not made any representation, express or implied as to SPAC, the Company, the Company’s credit quality, the Shares or the Investor’s purchase of the Shares, (iii) has not acted as the Investor’s financial advisor or fiduciary in connection with the issue and purchase of Shares, (iv) may have acquired, or during the term of the Shares may acquire, non-public information with respect to the Company, which, subject to the requirements of applicable law, the Investor agrees need not be provided to it, and (v) may have existing or future business relationships with SPAC and the Company (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares.

m.                    The Investor acknowledges that it has not relied on the Placement Agent in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to herein and the Investor has not relied on any investigation that the Placement Agent, any of its affiliates or any person acting on their behalf have conducted with respect to the Shares, SPAC or the Company. The Investor further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agent or any of its affiliates.

n.                     The Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

9

o.                     The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

p.                     The execution, delivery and performance by the Investor of this Subscription Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of SPAC, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

q.                     The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

r.                      No disclosure or offering document has been prepared by Citigroup Global Markets Inc. or any of its respective affiliates (the “Placement Agent”) in connection with the offer and sale of the Shares.

s.                     Neither Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to SPAC, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SPAC. The Placement Agent has not made and does not make any representation as to SPAC, the Company or the quality or value of the Shares.

t.                      In connection with the issue and purchase of the Shares, the Placement Agent has not acted as the Investor’s financial advisor or fiduciary. In addition, the Investor acknowledges and agrees that the Placement Agents have not provided any recommendation or investment advice nor have the Placement Agents solicited any action from it with respect to the offer and sale of the Shares and it has consulted with its own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The Investor further acknowledges and agrees that, although the Placement Agents may choose to provide certain Regulation Best Interest and Form CRS disclosures or other documentation to it in connection with the offer and sale of the Shares, the Placement Agents are not making a recommendation to participate in the offer and sale of the Shares, or to enter into any purchase agreement or similar document, and nothing set forth in any such disclosure or documents that may be provided to it from time to time is intended to suggest that the Placement Agents are making such a recommendation.

10

u.                     The Investor has and, when required to deliver payment to SPAC pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

v.                     The Investor acknowledges the SEC’s issuance of the Statement, and the SPAC’s ongoing review of the implications of such statement, and the Investor agrees that any actions taken by SPAC as a result of such review and in accordance with such statement shall not be deemed to constitute a breach of any of the representations, warranties or covenants in this Subscription Agreement.

7.                   Registration Rights.

a.                     In the event that the Shares are not registered in connection with the consummation of the Transaction, SPAC agrees that, within thirty (30) calendar days after the Closing Date, it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or ninety (90) calendar days after the filing thereof if the SEC notifies SPAC that it will “review” the Registration Statement) following the Closing Date and (ii) ten (10) business days after SPAC is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. SPAC’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to SPAC such information regarding the Investor, the securities of SPAC held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by SPAC to effect the registration of such Shares, and shall execute such documents in connection with such registration as SPAC may reasonably request that are customary of a selling stockholder in similar situations. In connection with the foregoing, Investor shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. SPAC agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the second anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 within 90 days without the public information, volume or manner of sale limitations of such rule (such date, the “End Date”). The Investor agrees to disclose its ownership to SPAC upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) above. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw its Shares from the Registration Statement. Notwithstanding the foregoing, if the SEC prevents SPAC from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares acquired hereunder by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders and, as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, SPAC shall amend the Registration Statement or file a new Registration Statement to register such additional Shares thereunder and cause such amendment or Registration Statement to become effective as promptly as practicable. SPAC will provide a draft of the Registration Statement to Investor at least two (2) business days in advance of the filing of the Registration Statement, provided that in no event shall SPAC be required to delay or postpone such filing as a result of or in connection with Investor’s review of such filing. In the case of the registration, qualification, exemption or compliance effected by SPAC pursuant to this Subscription Agreement, SPAC shall, upon reasonable request, inform Investor as to the status of such registration, qualification, exemption and compliance. SPAC shall, at its expense, prior to the End Date, (1) use commercially reasonable efforts to qualify the Shares issued hereunder for listing on the Stock Exchange upon which the Shares have been listed, (2) use commercially reasonable efforts to update or amend the Registration Statement as necessary to include the Shares, (3) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement as promptly as reasonably practicable and to enable the undersigned to sell the Shares under the Registration Statement, and (4) use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the Investor to resell the Shares pursuant to the Registration Statement.

11

For as long as the Investor holds the Shares, SPAC will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the Investor to resell the Shares pursuant to Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor). Notwithstanding anything to the contrary contained herein, SPAC may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after SPAC becomes eligible to use such Form S-3. SPAC shall advise the Investor as promptly as practicable: (A) when a Registration Statement or any post-effective amendment thereto has become effective; (B) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for such purpose; (C) of the receipt by SPAC of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (D) subject to the applicable provisions of this Section 7, of the occurrence of any event that requires the making of any changes in the Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Notwithstanding anything to the contrary set forth herein, SPAC shall not, when so advising Investor of such events, provide Investor with any material, nonpublic information regarding SPAC other than to the extent that providing notice to Investor of the occurrence of the events listed in (A) through (D) above may constitute material, nonpublic information regarding SPAC. The Investor acknowledges and agrees that SPAC may suspend the use of any such registration statement if it determines, in good faith upon advice of legal counsel, that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, provided, that, (i) SPAC shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than a total of one hundred twenty (120) calendar days, in each case in any three hundred sixty (360) day period and (ii) SPAC shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter.

b.                   In the case of the registration, qualification, exemption or compliance effected by SPAC pursuant to this Subscription Agreement, SPAC shall, upon reasonable request, inform the Investor as to the status of such registration, qualification, exemption and compliance. At its expense, SPAC shall, at its expense:

(i)           advise the Investor as promptly as practicable (but within no later than 5 business days): (A) when a Registration Statement or any post-effective amendment thereto has become effective; (B) of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information; (C) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for such purpose; (D) of the receipt by SPAC of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (E) subject to the applicable provisions of this Section 7, of the occurrence of any event that requires the making of any changes in the Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Notwithstanding anything to the contrary set forth herein, SPAC shall not, when so advising the Investor of such events, provide the Investor with any material, nonpublic information regarding SPAC other than to the extent that providing notice to the Investor of the occurrence of the events listed in (A) through (D) above constitutes material, nonpublic information regarding SPAC;

12

(ii)          use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement as promptly as reasonably practicable and to enable the Investor to sell the Shares under the Registration Statement; and

(iii)         the occurrence of any event contemplated in Section 7(b)(i), except for such times as SPAC is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, SPAC shall use its commercially reasonable efforts to as promptly as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

c.                    Indemnification.

(i)           SPAC agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, officers, employees, advisers and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all out-of-pocket losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to SPAC by or on behalf of the Investor expressly for use therein.

(ii)          The Investor agrees, severally and not jointly with any other person that is a party to the Other Subscription Agreements, to indemnify and hold harmless SPAC, its directors, officers, employees and agents and each person who controls SPAC (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

(iii)         Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

13

(iv)         The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

(v)          If the indemnification provided under this Section 7(c) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to in Sections 7(c)(i), (ii) and (iii) above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(c)(v) from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 7(c)(v) by any seller of Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

d.                   The SPAC shall, at its expense, use commercially reasonable efforts, if requested by Investor to (i) cause the removal of restrictive legends from any Shares being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of such Shares and (ii) cause its legal counsel to deliver an opinion, if necessary, to the transfer agent in connection with the removal of such restrictive legends, in each case, upon the receipt of customary representations and other documentation from the Investor that is necessary to establish that restrictive legends are no longer required as reasonably requested by the SPAC, its counsel or the transfer agent. SPAC shall be responsible for the fees of its transfer agent, its legal counsel and all DTC fees associated with such legend removal.

8.                   Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Combination Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) 30 days after the Termination Date (as defined in the Combination Agreement as in effect on the date hereof), if the Closing has not occurred by such date other than as a result of a breach of Investor’s obligations hereunder, or (d) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are (i) not satisfied or waived prior to the Closing or (ii) not capable of being satisfied on the Closing and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. SPAC shall notify the Investor in writing of the termination of the Combination Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to SPAC in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.

14

9.                   Trust Account Waiver. The Investor acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SPAC and one or more businesses or assets. The Investor further acknowledges that, as described in SPAC’s prospectus relating to its initial public offering dated January 7, 2021 (the “IPO Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public shareholders and the underwriters of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations and to fund certain of its working capital requirements, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of SPAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 9 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Shares currently outstanding on the date hereof, pursuant to exercised redemption rights with respect to any such Shares, except to the extent that the Investor has otherwise agreed in writing with SPAC to not exercise such redemption right.

10.                  Miscellaneous.

a.                    Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of each of the other parties hereto; provided that (i) this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to an affiliate or any fund or account managed by the same investment manager as the Investor or by an affiliate (as defined in Rule 12b-2 of the Exchange Act) of such investment manager without the prior consent of SPAC and (ii) the Investor’s rights under Section 7 may be assigned to an assignee or transferee of the Shares; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof; provided, that no assignment pursuant to clause (i) of this Section 10 shall relieve the Investor of its obligations hereunder.

b.                   SPAC may request from the Investor such additional information as SPAC may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that, SPAC agrees to keep any such information provided by Investor confidential except (i) as necessary to include in any registration statement SPAC is required to file hereunder, (ii) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (iii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s securities are listed for trading. The Investor acknowledges and agrees that if it does not provide SPAC with such requested information, SPAC may not be able to register the Investor’s Shares for resale pursuant to Section 7 hereof. The Investor acknowledges that SPAC may file a copy of this Subscription Agreement (or a form of this Subscription Agreement) with the SEC as an exhibit to a periodic report or a registration statement of SPAC.

c.                    Each of the parties hereto acknowledges that the other party will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. The Investor acknowledges that the Placement Agent will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in Sections 6, 10 and 11 of this Subscription Agreement, including Schedule A hereto. Prior to the Closing, the Investor agrees to promptly notify SPAC if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify SPAC if they are no longer accurate in any respect).

15

d.                    SPAC, the Company and the Placement Agent are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 10(d) shall not give the Company or the Placement Agent any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of SPAC or Investor set forth in this Subscription Agreement.

e.                    The Investor hereby acknowledges and agrees that it will not, nor will any person acting at the Investor’s direction or pursuant to any understanding with Investor, directly or indirectly, offer, sell, pledge, contract to sell, sell any option in, or engage in hedging activities or execute any “short sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to, any Shares or any securities of SPAC or any instrument exchangeable for or convertible into any Shares or any securities of SPAC until the consummation of the Transaction (or such earlier termination of this Subscription Agreement in accordance with its terms). For the avoidance of doubt, this Section 10(e) shall not apply to (i) any sale (including the exercise of any redemption right) of securities of SPAC (A) held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the execution of this Subscription Agreement or (B) purchased by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement or (ii) ordinary course, non-speculative hedging transactions so long as the sales or borrowings relating to such hedging transactions are not settled with the Shares subscribed for hereunder and the number of securities sold in such transactions does not exceed the number of securities owned or subscribed for at the time of such transactions. Notwithstanding the foregoing, (1) nothing herein shall prohibit any entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s participation in the transactions contemplated hereby (including the Investor’s controlled affiliates and/or affiliates) from entering into any short sales, and (2) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 10(e) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

f.                     All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transaction, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transaction and remain in full force and effect.

g.                    This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no modification or waiver by SPAC of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

h.                    This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 7(b), Section 10(c), Section 10(d), this Section 10(h) and Section 11 with respect to the persons specifically referenced therein, and Section 6 with respect to the Placement Agent, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

16

i.                     Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j.                     If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

k.                    This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in ..pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

l.                     The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. For the avoidance of doubt, the Placement Agent is third party beneficiary with rights to enforce Section 5, Section 6, Section 10 and Section 11 hereof on its own behalf and not, for the avoidance of doubt, on behalf of SPAC or the Company.

m.                    If any change in the number, type or classes of authorized shares of SPAC (including the Shares), other than as contemplated by the Combination Agreement or any agreement contemplated by the Combination Agreement, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Per Share Purchase Price and number of Shares issued to the Investor shall be appropriately adjusted to reflect such change.

n.                    This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

17

o.                    Each party hereto hereby, and any person asserting rights as a third party beneficiary may do so only if he, she or it, irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the United States District Court for the Southern District of New York and the Supreme Court of the State of New York, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10(o) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10(o) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

p.                    Any notice or communication required or permitted hereunder to be given to a party hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as a party may hereafter designate by notice to the other party pursuant to this Section 10(p).

11.                Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agent, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of SPAC expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SPAC. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agent, its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any Non-Party Affiliate or any party to the Combination Agreement (other than SPAC), shall have any liability to the Investor pursuant to, arising out of or relating to this Subscription Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract, under federal or state securities laws or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SPAC, the Company, the Placement Agent or any Non-Party Affiliate concerning SPAC, the Company, the Placement Agent, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SPAC, the Company, the Placement Agent or any of SPAC’s, the Company’s or the Placement Agent’s controlled affiliates or any family member of the foregoing.

18

12.                 Disclosure. SPAC shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that SPAC has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the knowledge of SPAC, the Investor shall not be in possession of any material, non-public information received from SPAC or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with SPAC, the Placement Agent or any of their affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, SPAC shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers without the prior written consent of the Investor (i) in any press release or marketing materials or (ii) in any filing with the SEC or any regulatory agency or trading market, except as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, or to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s securities are listed for trading, in which case SPAC shall provide Investor with prior written notice of such disclosure permitted under this clause (ii).

13.                  Separate Obligations. The obligations of Investor under this Subscription Agreement are several and not joint with the obligations of any Other Investor under the Other Subscription Agreements, and Investor shall not be responsible in any way for the performance of the obligations of any Other Investor under the Other Subscription Agreements. The decision of Investor to purchase the Shares pursuant to this Subscription Agreement has been made by Investor independently of any Other Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, and neither Investor nor any of its agents or employees shall have any liability to any Other Investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor, shall be deemed to constitute Investor or any Other Investor under the Other Subscription Agreements as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Investor or any Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Subscription Agreement and the Other Subscription Agreements. Investor acknowledges that no Other Investor has acted as agent for Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Investor to be joined as an additional party in any proceeding for such purpose.

[SIGNATURE PAGES FOLLOW]

19

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: May 26, 2021

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Email:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by SPAC in the Closing Notice.

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date set forth below.

PIONEER MERGER CORP.

By:
Name:
Title:

[add address for purposes of notice]

Date:      May 26, 2021

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

☐  We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

** OR **

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):

1.	☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐  Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐  Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐  Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐  Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐  Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐  Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

 ** OR **

C.	QUALIFIED PURCHASER STATUS
(Please check the applicable subparagraphs): FOR INDIVIDUALS:

1.	☐ A natural person who owns not less than U.S.$5,000,000 in investments. For this purpose, investments owned by the Investor include all investments that are the Investor’s separate property and any investments held jointly with the Investor’s spouse, as community property or otherwise, but do not include investments that are the separate property of the Investor’s spouse unless the interest will be a joint investment of the Investor and the Investor’s spouse.

2.	☐ A natural person who has discretionary investment authority with regard to at least U.S.$25,000,000 of investments, including for this purpose solely the Investor’s own investments and investments of third parties that are themselves accurately described by one or more paragraphs of this Section C.

(Please check the applicable subparagraphs): FOR ENTITIES:

3.	☐ A corporation, partnership, limited liability company, trust or other organization that: (i)was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); (ii)owns not less than U.S.$5,000,000 in investments; and (iii)is owned directly or indirectly solely by or for two or more natural persons who are related as siblings or spouses (including former spouses), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons.

4.	☐ A trust: (i) that is not described in paragraph (3) of this Section C; (ii) that was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); and (iii) with respect to which each of the settlors and other contributors of assets, trustees, and other authorized decision makers is a person described in paragraph (1), (2), (3) or (4) of this Section C.

5.

☐  An entity that:  (i) was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); and (ii) has discretionary investment authority with regard to at least U.S.$25,000,000 of investments, whether for its own account or for the account of other persons that are themselves accurately described by one or more other paragraphs of this Section C.

6.	☐ An entity, each and every beneficial owner of which is a person accurately described by one or more of the foregoing paragraphs of this Section C or is itself an entity each and every beneficial owner of which is a person accurately described by one or more of the foregoing paragraphs of this Section C. If the Investor is a qualified purchaser solely for the reason described in this paragraph 6, the Investor shall, at the request of the SPAC, submit to SPAC a separate qualified purchaser questionnaire for each beneficial owner of the Investor’s securities.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

Exhibit 99.1

ACORNS, THE LARGEST SUBSCRIPTION SERVICE IN CONSUMER FINANCE, TO BECOME PUBLICLY TRADED COMPANY

●	4+ million loyal everyday American subscribers, expected to grow to 10 million by 2025

●	2X subscriber base growth since 2019, with high premium tier sign-up rates and attractive operating gross margins

●	Acorns to enter business combination agreement with Pioneer Merger Corp.

●	Institutional investors including Wellington Management, TPG and funds and accounts managed by BlackRock have committed to an oversubscribed, upsized private placement at closing; combined public company expected to have over $450M cash balance at closing

●	Transaction assigns Acorns an expected pro forma, fully-diluted equity value of $2.2 billion

●	Public listing accelerates Acorns ability to build financial wellness system for everyday Americans who have saved and invested over $9.6 billion for the future

●	Webcast presentation will be available at 10AM ET at Acorns.com/IR

IRVINE, CA and NEW YORK, NY, May 27, 2021 – Acorns Grow Incorporated (“Acorns”), the saving and investing app, has entered into a definitive business combination agreement with Pioneer Merger Corp. (NASDAQ:PACX) (“Pioneer"), a publicly traded special purpose acquisition company. The combined company (the "Company") will continue as a publicly listed entity and have an expected pro forma fully-diluted equity value of approximately $2.2 billion, assuming no redemptions.

Institutional investors including Wellington Management, Senator, Declaration Partners, Greycroft, The Rise Fund, TPG’s global impact investing platform, and funds and accounts managed by BlackRock have participated. The oversubscribed, upsized PIPE was raised at $10.00 per share. Rooted in its mission to look after the financial best interests of the up-and-coming, Acorns has grown into the largest subscription service in U.S. consumer finance, with 4+ million loyal subscribers saving and investing for a better future together. Going public will help accelerate our growth and put the responsible tools of wealth-making in everyone’s hands when they need it most.

“I am humbled to represent everyday Americans in the global public markets,” said Noah Kerner, CEO of Acorns. “With the backing of trusted investors including BlackRock, PayPal, NBCUniversal and Comcast Ventures, we are putting the tools of wealth making in everyone’s hands and making it possible for everyday consumers to responsibly manage their money over the long-term. Going public will help elevate our story, introduce many more people to the power of compounding and financial wellness, and bring financial literacy to the mainstream.”

The transaction is expected to close in the second half of 2021. Upon completion, the Company will operate as Acorns Holdings, Inc. and is expected to trade under the symbol “OAKS” on the Nasdaq Capital Market (“Nasdaq”). The new Acorns will continue to be led by Noah Kerner, Chief Executive Officer, and the Company’s experienced management team.

As part of the merger, Kerner plans to contribute 10% of his personal ownership in Acorns to fund a novel program giving shares to eligible customers. Pioneer’s sponsor is also planning to give 10% of its ownership in Acorns to this same program.

“Our loyal customers have gotten us here,” said Kerner. “They’ve earned a right to become owners alongside us, and help us grow together into the mighty oak that Acorns was meant to become. To that end, we intend to introduce our share rewards program that will allow eligible customers to own a piece of the company and an even greater piece as they invite others to start the path toward financial wellness.”

Jonathan Christodoro, Chairman of Pioneer, said, "Acorns is not only a category leader but also a category creator. Its value proposition is built around inclusive, long-term financial wellness. With integrity at its core, the brand has an incredibly loyal following and market leading retention rates. I could not be more excited to partner with Acorns."

Acorns Financial Wellness System

Launched at the end of 2014, Acorns has grown thoughtfully and rapidly to help everyday Americans responsibly manage their money for the long term. Acorns combines education, investing, banking and earning into one cohesive experience that puts the tools of wealth-making in everyone’s hands. The Company has pioneered subscription-based pricing in the financial industry with three membership levels: Lite ($1/mo) which includes basic investing, education, and earning tools; Personal ($3/mo) which adds retirement, banking, and smart deposit tools to invest and grow more; and Family ($5/mo) which includes all individual products plus Acorns Early - investing, education, rewards, and gifting for the family. For a simple monthly subscription, everyday Americans have access to a financial wellness system in one, intuitive app. The future of Acorns includes more tiers, products, and benefits to help our customers continue growing.

Transaction Summary

Upon completion of the transaction, the combined company is expected to have a fully-diluted equity value on a pro forma basis of approximately $2.2 billion, assuming no redemptions. Following the transaction, the Company will have significant capital flexibility for continued organic and inorganic growth. Existing Acorns equity holders, including management, will become the majority owners of the Company.

The transaction has been unanimously approved by the boards of both Acorns and Pioneer and is expected to close in the second half of 2021, subject to approval by Pioneer’s stockholders, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the transaction, and other customary closing conditions.

Additional information about the transaction, including a copy of the business combination agreement and investor presentation, will be included in a Current Report on Form 8-K to be filed by Pioneer with the SEC and available at www.sec.gov. In addition, Pioneer intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/consent solicitation statement/prospectus, and will file other documents regarding the proposed transaction with the SEC.

Advisors

Citi is serving as exclusive capital markets advisor to Pioneer, and Kirkland & Ellis LLP is serving as legal counsel to Pioneer in connection with the transaction.

Moelis & Company LLC is serving as exclusive financial and capital markets advisor to Acorns, and Paul Hastings LLP is serving as legal counsel to Acorns in connection with the transaction.

Citi is serving as exclusive placement agent on the concurrent private placement and Latham and Watkins LLP is serving as legal counsel to the placement agent.

Webcast Information

A webcast presentation hosted by the management of Pioneer and Acorns regarding the transaction can also be found at the following link: Acorns.com/IR

About Pioneer Merger Corp.

Pioneer Merger Corp., led by Chairman Jonathan Christodoro, Co-Presidents Rick Gerson and Oscar Salazar, Chief Executive Officer Ryan Khoury and Directors Mitch Caplan and Todd Davis, leverages its leadership team’s experiences to create significant long-term value for the Company’s shareholders. The team’s experiences include: Oscar Salazar as co-founder of Uber, Todd Davis as co-founder and former CEO of Lifelock, Mitchell Caplan as former CEO of E*Trade and Jonathan Christodoro as a director at PayPal, Lyft, Xerox, Hologic, eBay and other technology based public companies.

About Acorns

Acorns Grow Incorporated is the largest subscription service in U.S. consumer finance, helping 4+ million everyday American subscribers save and invest for the future. Acorns has easy-to-use, mobile-first technology that makes it simple for anyone to set aside and invest life's spare money. Acorns customers automatically invest in a low-cost, diversified portfolio of exchange-traded funds offered by some of the world's top asset managers (including Vanguard and BlackRock). Customers invest in one of nine portfolios constructed with help from world-renowned Nobel laureate economist Dr. Harry Markowitz. Acorns uses smart portfolio algorithms to automatically work in the background of life, helping users build wealth naturally, pennies at a time. From Acorns mighty oaks do grow.

Acorns is accessed simply and easily via the app for iPhone, Android, or desktop.

Visit Acorns.com for more.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Pioneer and Acorns. A full description of the terms of the transaction is expected to be provided in a registration statement on Form S-4, which will include a proxy statement of Pioneer, a consent solicitation statement or Acorns and prospectus of Pioneer, to be filed by Pioneer with the SEC. Pioneer urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/consent solicitation statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Pioneer, Acorns and the transaction. After the registration statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus to be included in the registration statement will be mailed to stockholders of Pioneer as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/consent solicitation statement/prospectus, without charge, by directing a request to: Pioneer Merger Corporation, 660 Madison Avenue, New York, NY 10065. The preliminary and definitive proxy statement/consent solicitation statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Pioneer and Acorns, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of Pioneer is set forth in Pioneer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and its Current Report on Form 8-K, which was filed with the SEC on February 25, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction will be set forth in the proxy statement/consent solicitation statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Pioneer or Acorns, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Pioneer and Acorns may contain, statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Pioneer’s and Acorns ability to consummate the transaction between them, the estimated implied enterprise value of the Company, the capabilities and benefits to customers of Acorns technology platform, Acorns ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the transaction and Pioneer’s ability to obtain the financing through the PIPE and non-redemption commitment necessary to consummate the potential transaction. These statements are based on various assumptions and on the current expectations of Pioneer’s and Acorns management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Pioneer and Acorns. These forward looking statements are subject to a number of risks and uncertainties, including Acorns ability to attract and retain customers and expand customers’ use of Acorns products or services; market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Acorns business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Pioneer or Acorns is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial and operating information with respect to Acorns; risks related to future market adoption of Acorns offerings; risks related to Acorns market strategy and subscription business model; the effects of competition on Acorns future business; the amount of redemption requests made by Pioneer’s public stockholders; the ability of Pioneer or the combined company to issue equity, including in the PIPE, or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in Pioneer’s final prospectus filed on January 11, 2021, Annual Report on Form 10-K for the fiscal year ended March 31, 2021, in each case, under the heading “Risk Factors,” and other documents of Pioneer filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Pioneer and Acorns presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pioneer’s and Acorns expectations, plans or forecasts of future events and views as of the date of this press release. Pioneer and Acorns anticipate that subsequent events and developments will cause their assessments to change. However, while Pioneer and Acorns may elect to update these forward-looking statements at some point in the future, Pioneer and Acorns specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pioneer’s or Acorns assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contact:

Naomi@bevelpr.com

Media Contact:

Jessica Schaefer

Jessica@acorns.com

Exhibit 99.2

Project Oak Webcast Transcript

C O R P O R A T E P A R T I C I P A N T S

Jonathan Christodoro, Chairman, Pioneer Merger Corp.

Noah Kerner, Chief Executive Officer, Acorns

Manning Field, Chief Business Officer and Chief Executive Officer, Acorns Securities

Jasmine Lee, Chief Financial Officer, Chief Operating Officer Acorns

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen. Welcome to the Acorns and Pioneer Merger Corp Business Combination Conference Call. Thank you for joining us today.

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Pioneer Merger Corp and may be accessed on the SEC’s website at www.sec.gov, including the exhibits thereto. During this call, we will be referring to an Investor’s Presentation, which can be found on the Investor Relations section of Acorns & Pioneer Merger Corp. respective websites, as well as the SEC’s website. Please review the disclaimers included therein, and refer to that as a guide for today’s call.

Statements made during this call that are not statements of historical fact constitute forward-looking statements and are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date. For more information, please refer to the risks, uncertainties and other factors discussed in the related SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements that we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in the related SEC filings.

Now I’d like to turn the call over to Jonathan Christodoro, Chairman of Pioneer Merger Corp.

Jonathan Christodoro

Hello everyone, and thank you for joining us. I’m Jonathan Christodoro, Chairman of Pioneer Merger Corp. With me today from Acorns, we have Noah Kerner, CEO, Jasmine Lee, CFO and COO, and Manning Field, Chief Business Officer and CEO of Acorns Securities.

The Pioneer team is very fortunate to be partnering with Acorns for its transition from a private to a public company. Acorn is a rare opportunity to change the long-term financial trajectory of millions of people with a strong platform, a trusted brand, and compelling operating metrics. Acorns has the largest subscriber base in U.S. consumer finance with over 4 million paying subscribers with a stated goal of 10 million by 2025.

When combined with the Company’s remarkable retention rate, it is clear that Acorns’ customers love the product. Going public will help Acorns leapfrog the competition, planting its flag on the global stage. Acorns will benefit from incremental exposure, a fortress-like balance sheet with this offering and a powerful going-forward currency to attract the best and brightest talent in the market and through M&A.

I’ll turn it over to Noah Kerner to share with you his excitement about the Company he built.

Noah Kerner

Thanks so much Jon. We are really excited to share our story with you.

Our story is inspired by a simple vision of the future, which is to imagine a world where everyone has access to the tools of wealth-making. That’s the world that Acorns is building. With Acorns, everything starts with the customer, the brand, and the mission. We serve everyday consumers, the country’s and the world’s largest market segment. We built Acorns with one guiding purpose, which is to look after the financial wellness of everyday consumers, organizing their financial lives to benefit from the power of compounding, diversification, sound advice, transparency, and of course, a long-term view.

From Acorns Mighty Oaks Do Grow is not just a principle of nature, it is also the premise that has allowed us to grow into the largest subscription service in U.S. consumer finance today. Our story is just getting started, but we believe we’ve done the hardest part, which is to build a base that’s as strong as Oak. That loyal base is currently 4 million subscription paying customers with industry low churn rates of 1.3% a month. It’s strong economics and efficient spend, nudged by the tailwind of doing the right thing when society demands that we all do the right thing. It’s high and rising gross margins above 80% that unlock economic leverage, it’s solid LTV to CAC, and rapid predictable growth.

Finally, it’s a leading industry NPS score in the 93rd percentile because of a brand and simple user experience that everyday consumers love, and that we will meaningfully augment by going public. Everything we have done has started with the consumer’s best interest in mind and with transparency.

At Acorns we believe that this is the future of business and companies that choose quick hits instead will ultimately fall by the wayside. This is how we built a beloved brand. It’s why Dwayne Johnson partnered with us, it’s why BlackRock backed us and invested directly off their balance sheet, it’s why PayPal invested in us and added Acorns directly into their product, and it’s why CNBC is behind us as a partner, the first news company to get behind a product company.

We are going public to take this business to the next level. We believe now, more than ever, that all everyday consumers need Acorns. Being public will fuel our growth, it will elevate our story. It will allow us to accelerate our product development as we create the complete money management solution for everyday consumers. It will power our team buildout, and M&A opportunities to enhance our product and our geographic reach. It will allow us to launch a revolutionary share offering whereby we, and I, give free shares to eligible loyal customers, and to potentially allow those loyal customers to earn more shares by referring others.

For Acorns, this unique opportunity to go public means a better opportunity ahead for everyday consumers, and it means a partnership between Acorns and long-term investors to invent a future where we all do good in the world and do well together.

I’ll now run through our key highlights. As I mentioned, we are the largest subscription service in U.S. consumer financial services, we actually pioneered subscription pricing, with over 4 million sticky, engaged subscribers at 1.3% churn per month. We’re a highly visible brand that our customers love with NPS in the 93rd percentile. We’re a category creator with differentiated, long-term financial wellness positioning. We have an attractive, recurring subscription model with 80% plus gross margin on a scalable infrastructure that provides significant operating leverage for us, and we have massive consumer, wallet, and ARPU expansion potential by delivering a complete money management solution to the largest market in America, and across the world.

Let’s talk about our vision. Acorns is building what we call a financial wellness system so individuals and families will responsibly manage and grow their money over the long-term. A system means that the products work seamlessly together to help our subscribers achieve financial wellness. This is the opposite of a dropdown menu of options.

Again, Acorns is the largest subscription service in U.S. Consumer Financial Services and if you look at our subscription growth, you’ll see it took us 12 quarters to grow to 1 million subscribers, seven quarters to grow to 2 million subscribers, four quarters to grow to 3 million subscribers, and three quarters to grow to 4 million subscribers. Our goal, 10 million paying subscribers by 2025.

Who is our customer? We currently serve four million everyday American subscribers. Our subscribers have a median household income of $50,000 to $75,000. Their average age is 34 and they’re geographically diverse across the U.S., as we have penetrated just about every market and are growing across the entire country. One thing that’s important to note, over 60% of our customers are first-time investors. Half are parents, and that’s why we have subscription tiers for both individual and family.

We have sticky customers getting stickier. We’re extremely proud of our customer loyalty. We’re at nearly 99% monthly retention. Thirty percent of subscribers who do churn, actually boomerang back within the next 12 months.

Since our first full year in 2015, our cohort retention has improved over 30%. When you look at retention across our three subscription tiers, you see that retention increases in the higher tiers. That stickiness sustains. After the first 12 months, 80% of subscribers stick with us over the next five years. Once a customer feels the benefit of our product very few choose to leave, and this dynamic leads to a powerful revenue retention.

Revenue retention has been improving over time as we have enhanced the product and added premium tiers. The market we’re serving is massive, but it’s extremely left out. When you look at the statistics, they’re staggering. That’s what drives us to deliver every day for our customers. This world needs what Acorns is providing and it needs it more and more as get rich quick schemes abound. Seventy percent of Americans don’t have $1,000 in emergency savings and only 1% of Americans have access to professional financial advice. This is obviously totally unsustainable.

Americans need the Acorns Financial Wellness System. The Financial Wellness System is a simple idea that guides all of our product development. As a customer, you simply start adding money into Acorns in one of many ways. Acorns will then allocate your money to the right places including a retirement account, investment account, money to spend, investments for your kids, etc. Then Acorns will nurture you along the journey toward financial wellness. Big picture, it’s a simple automated money manager centered around long term financial wellness.

Depositing money into the system is easy. Let’s take a quick walk through the journey. First, you can add money in several simple ways; one-time, recurring, round-ups, paycheck or even mobile check. Recurring deposits are the most common way Acorns subscribers add money into Acorns today. The system allocates money into products. Once your money is in, we will then auto-allocate the money to the right places for you so that you can responsibly manage your money, helping you save and invest as much as possible.

This connects back to our vision of a Financial Wellness System where the products work together inter-operably. The system nurtures customers toward financial wellness. We celebrate your milestones, help you diversify your money, leverage the power of compounding, educate you, allow you to earn extra money, and on and on.

The system also responsibly uses data to personalize the experience. All of our subscribers link their bank accounts to Acorns which means that we connect to nearly every bank in America and this information allows us to responsibly personalize advice, product and education to make the Acorns experience more valuable and useful to our subscribers over time.

Acorns runs on a proprietary full-stack investment platform. Unlike most fintech, Acorns owns the technology platform from record keeping and ledgering, to a fractional share engine, a rebalancing engine, and a delivery service for statements, trade confirmation and tax forms. We are a Broker Dealer and an RIA, but we do clear through RBC on an omnibus basis. The value that this technology provides is two-fold. It allows us to drive high gross margins, and it also allows us to innovate on future products.

We have high customer satisfaction levels. We’ve just reached a 4.8 star rated app with over 720,000 Five Star reviews. Reviews like this one make us proud and drive us to work faster and better every day. “Thanks to Acorns, I started investing the little I could and I can’t tell you the security I feel knowing I may actually be able to retire someday. You’re giving hope to the hopeless, lifting up the weak, making the American dream a possibility again. I am forever grateful.”

So as I mentioned, we’re in the 93rd percentile on Net Promoter Score, and we also track subscriber sentiment to ensure Acorns is delivering on our mission of looking after the financial best interests of America’s up and coming. Seventy percent of our subscribers say that we are delivering on this mission. We want to make sure that we’re delivering a sense of hope to our customers, 65% validate that we are, and nearly 60% say that we’re increasing their confidence. Together with strong product and technology, our marketing cuts right through the clutter.

We have a growth engine that is driven by a highly iterative and experimental creative process. Fifty-five percent of new accounts are either organic or subscriber referrals, 45% are paid. We use a wide range of channels and efficient CAC to manage return on investment. We have an awesome group of investors and ambassadors, from Dwayne Johnson, to JLo and Ashton Kutcher, among many others. With our product launches, we work to deliver disruptive marketing campaigns to drive word of mouth and accelerate growth. And we have unique partnerships like CNBC, with whom we’ve co-created our financial educational platform Grow on acorns.com. We get millions of monthly unique visitors to this platform.

Acorns is proud of a pioneering subscription business model that creates durability for us and our customers. We’re building two lines, one for personal use and one for family use. The personal line has $1 and $3 tiers, with plans to add a $10 tier. This family line has a $5 tier with plans to add a $15 tier. For the personal line, we have: $1 a month, which is basic investing, education and earning. We have $3 a month. This is our most popular tier with new subscribers and this is where full Wellness System starts to come to life. You get a core investment account, a retirement account, a full bank account that invests in you with no nuisance fees, and so on.

We even have a feature called Smart Deposit that takes your paycheck and automatically moves some of that paycheck into your investment accounts for you. Then to come, the $10 tier, which will be complete money management that automatically and intelligently allocates your money across all products based on your goal and cash flow.

In the Family line, we have a $5 tier today, which includes the personal products that I mentioned, plus Acorns Early, our kids’ investment account along with family financial literacy, family offers, and a gifting feature so that extended family members can also contribute. Then to come, a $15 tier which will be a Holistic Family Money Management. As a subscribers levels up, there are more products, more benefits, and smarts. We chose this subscription business model because it provides clarity, transparency and predictability to our subscribers. It also, of course, provides predictability to our business.

Now I’m excited to hand it over to my long-time collaborator and our Chief Business Officer, Manning Field.

Manning Field

Thank you Noah.

Subscription models have proven out in other categories. Acorns is already is one of the larger subscription businesses in the U.S. and plans to grow to 10 million subscribers by 2025. The size of Acorns’ subscriber base today is more than twice the size of Peloton, bigger than the Washington Post, and the Wall Street Journal, and as we continue to scale, we aim to be one of the largest subscription businesses in the U.S. One of the additional reasons we like the subscription business model is that as we think about growing ARPU, it is not a ceiling to potential, but is a stable foundation to grow transactional revenue as we continue to take on more of our subscribers' financial lives.

Engagement improves as we add premium subscription tiers. We shared data earlier on the positive retention improvements for subscribers who sign up for premium tiers, but we are also seeing engagement improvements as well. Our DAU rate is twice as large at the $5 tier as it is at the $1 tier. On balanced growth $5 tier subscriber’s balance is over three times greater than that of the subscriber $1 tier.

ARPU is growing as our subscriber select of premium tiers. Just over three years ago we had no subscribers in premium tiers. Now over 40% of our subscribers are in premium tiers. That was driven largely by marketing and product efforts. Last July, we overhauled our new customer registration funnel so that customers can subscribe to any tier at the moment of sign up. Since then, 75% of new customers are now signing up directly into premium tiers. This meaningfully improved our cohort ARPU and LTV.

We will primarily deliver our forecast of $42 ARPU in 2023 with a dynamic of existing subscribers continuing to upgrade to premium tiers and the majority of new subscribers signing up at those premium tiers. The vast majority of additional ARPU growth opportunities are not in our model, but will be delivered by executing our road map.

Acorns customers have little overlap with other fintech services. One of the benefits of having all of these linked bank accounts is that we understand our subscribers' financial relationships. While there is intensity in market competition, we clearly know the greenfield opportunity to take on more of our subscribers' financial relationships. Competitors here have de minimis overlap with our subscribers.

Significant ARPU upside exists from the current and future product plan. This is an illustrative walk of potential ARPU opportunities that map to our subscriber needs and are backed up by our research. We are actively working on all of these, but none of them are in our financial forecast. As we said, the $30 ARPU on this page, and the $42 ARPU target in our financial model by 2023, is primarily a reflection of our current premium tier upgrade and new subscriber trends. Everything else on this page is incremental ARPU upside. We have new subscription tiers, add-ons, and transactional revenue opportunities that will allow us to capture more of our subscribers' financial needs. While the $138 ARPU is illustrative on this page, we believe that this target is achievable as we deliver these solutions.

I’ll now pass it back to Noah.

Noah Kerner

Thanks Manning.

Our near-term road map revolves around growth and retention drivers. Coming up we have ESG portfolios, innovation portfolios, custom portfolios and smarter banking. All of these features are focused on helping our customers achieve financial wellness and unlocking additional growth and retention for Acorns. We’ve actually just started rolling out our ESG portfolios to enable our customers to invest, not just in themselves, but in the planet as well.

We’re leveraging M&A to drive growth. We’ve completed three M&A deals to date, and in the last few months, we acquired both Harvest and Pillar. A big part of why we’re going public is to continue this momentum and to that end, we’re currently talking to consumer fintechs of all sizes. Our M&A strategy is focused on accelerating the rollout of premium tiers, adding products to drive ARPU, and ultimately expanding geographic reach. Internally, we want to create an environment where entrepreneurs and founders can thrive within a company that can accelerate their vision.

A quick summary of our growth strategy. We believe that becoming a public company will unlock our growth potential. If you look from left to right, we will deliver growth through tier upgrades, the addition of new tiers, new products, new tier value, strategic M&A, and global growth.

We have an experienced team necessary to scale the business. Of course, everything starts with the team. I believe a company is a group of people working together toward a common goal, simply said. To achieve the common goal most effectively you need the best people and we have some of the best people. Jasmine was COO and CFO of Paypal’s consumer business. Manning ran product development and loyalty at JP Morgan Chase and invented Chase Sapphire. Our team is diverse, smart, and passionate about our mission, and we’ve got talent all across the board.

Now I’ll turn it over to Jasmine to discuss some of our financial highlights.

Jasmine Lee

Thank you, Noah.

We’re very passionate about our mission, customers and brands at Acorns. We believe in building a transparent and responsible business that always puts our customers’ best interests first. We operate with financial discipline that’s consistent with our values and focus on creating a generational company that empowers our customers to build a better future for themselves and their families.

I’ll start with a quick summary of our financial highlights. Our business generates high-quality recurring revenue driven by our subscription model. We have 4 million paying, loyal subscribers, and a marketing machine that efficiently drives subscriber acquisition. We have the goal of reaching 10 million subscribers by 2025. We have strong unit economics with low acquisition costs and a cost structure that scales with our accelerating growth. All of these attributes lead to a durable and profitable long-term business model.

Here is how we generate revenue today. We have two types of revenue. Our subscription revenue represents nearly 80% and is both high quality and recurring. The other 20% comes from customer transactions when they shop at our partner brands, use their debit card, and negotiate their bank fees back using our AI tool, Harvest. We expect our transaction revenue to grow at a faster rate than our subscription revenue over time.

Our consistent subscriber and ARPU growth drives revenue. As Noah mentioned, we have the largest subscriber base in U.S. consumer financial services with nearly 99% month-over-month retention. Despite the economic challenges, our new subscriber growth remained resilient throughout 2020. In fact, we saw our retention improve year-over-year.

This past quarter marked our biggest growth quarter on record. We reached 4 million subscribers as of March and we’re on our way to 4.6 million subscribers by the end of this year. With our efficient marketing engine, loyal customers, and strong brand power, we will accelerate our subscriber growth to over 8 million by 2023.

Our Annual ARPU growth is driven by the launch of new premium tiers and product optimization. Last year, we launched our $5 tier and new registration funnel that allowed us to acquire subscribers directly into premium tiers. We now acquire 75% of our new subscribers into premium tiers and expect 40% ARPU growth in 2021. The momentum of increasing premium tier adoption will further improve ARPU to $42 by 2023. We ended March with an annual revenue run rate of $112 million. With strong subscriber growth and increasing ARPU, we expect to grow annual revenue to over $300 million by 2023.

We generate high margins with attractive LTV to Cap. Owning and operating our investment platform gives us incredible leverage on our margin. Just in the last two years, our gross margin grew from 71% to 84%. That improvement was driven by both ARPU expansion and tighter cost management. We expect our gross margin to increase to 86% by next year.

Twenty-twenty was a major inflection point for our business. The launch of the $5 tier and new registration funnel transformed our tier mix. With more than 75% of our new subscribers joining premium tiers, our new customer lifetime value has almost tripled. With our strong unit economics and proven retention, we can confidently lean into marketing to continue our growth momentum.

Our business model is simple. We have a fast-growing and loyal subscriber base, powerful technology platform, and strong unit economics that will enable us to grow sustainably and control our path to profitability.

Thank you for listening to our story. I will hand it back to Noah.

Noah Kerner

Thanks so much Jasmine.

I also want to thank you for listening to our story. It’s a story about possibility and hope for so many people. It’s a story about tiny acorns growing into mighty oaks and that is not just a metaphor for our customers but also for what this great company is meant to become. We look forward to taking this journey of financial wellness together.

Exhibit 99.3

Acorns in a Nutshell

May 2021

acorns®

Confidential, © 2021 Acorns Grow Incorporated

Acorns in a Nutshell May 2021 Confidential, © 2021 Acorns Grow Incorporated

Disclosures This presentation (the “presentation”) has been prepared for use by Pioneer Merger Corp. (“Pioneer”) and Acorns Grow Incorporated (“Acorns”) in connection with their proposed business combination (the “Transaction”). This presentation is for information purposes only. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law, it is not intended for distribution to, or use by any person in any jurisdiction where such distribution or use would be contrary to local law or regulation. Forward Looking Statements This presentation contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “believe,” “ budget,” “contemplate,” “continue,” “could,” “estimate,” “expect,’’ “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” “seem,” “seek,” “future,” “outlook,” or similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include: our ability to achieve or maintain profitability; our expectations and management of future growth; our market opportunity and our ability to estimate the size of our target market; the effects of increased competition as well as innovations by new and existing competitors in our market; and our ability to retain our existing customers and to increase our number of customers. Forward-looking statements are predictions projections and other statements about future events that are based on current expectations and assumption and, as a result are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Pioneer’s registration statement on Form S-1, the proxy statement/prospectus on Form S-4 relating to the business combination, which is expected to be filed by Pioneer with the Securities and Exchange Commission (the “SEC”) and other documents filed by Pioneer from time to time with the SEC. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Pioneer and Acorns assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Pioneer nor Acorns gives any assurance that either Pioneer or Acorns will achieve its expectations. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Pioneer or Acorns following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the business combination and the private placement of common stock or due to failure to obtain approval of the stockholders of Pioneer; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regular reviews required to complete the Transaction; (4) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (5) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (6) costs related to the Transaction; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties indicated from time to time described in Pioneer’s registration on Form S-1, including those under “Risk Factors” therein, and in Pioneer’s other filings with the U.S. Securities and Exchange Commission (“SEC”). Pioneer and Acorns caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Pioneer nor Acorns undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Use of Projections and Illustrative Presentations The financial projections, estimates, targets and illustrative presentations in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pioneer’s and Acorns’ control. While all financial projections, estimates, targets and illustrative presentation are necessarily speculative, Pioneer and Acorns believe that the preparation of prospective or illustrative financial information involves increasingly higher levels of uncertainty the further out the projection, estimate, target or illustrative presentation extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates, targets and illustrative presentations in this presentation should not be regarded as an indication that Pioneer and Acorns, or their representatives, considered or consider the financial projections, estimates, targets and illustrative presentation to be reliable predictions of future events, Further, illustrative presentations are not necessarily based on management projections, estimates, expectations or targets but are presented for illustrative purposes only. Industry and Market Data In this presentation, Pioneer and Acorns rely on and refer to publicly available information and statistics regarding market participants in the sectors in which Acorns competes and other industry data. Any comparison of Acorns to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Acorns. Acorns obtained this information and statistics from third-party sources, including reports by market research firms and company filings. While Acorns believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither Pioneer nor Acorns has independently verified the information provided by the third-party sources.

Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but Pioneer and Acorns will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Use of Data The data contained herein is derived from various internal and external sources. All of the market data in the presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Pioneer and Acorns assume no obligation to update the information in this presentation. Further, the historical financial data included in this presentation were audited on a September 30 year end basis, but various data is presented on an annualized calendar year end basis by Acorns in accordance with private company AICPA standards. Accordingly, such information and data may not be included in, may be adjusted or may be presented differently in any proxy statement/prospectus to be filed with the SEC. In addition, this presentation includes estimates of certain financial metrics of Acorns that may differ from Acorns’ actual financial metrics presented in any such proxy statement/prospectus. Acorns is currently in the process of uplifting its financials to comply with public company and SEC requirements. Use of Non-GAAP Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted Net Revenue, Adjusted EBITDA and Adjusted EBITDA Margin, and some have been converted from our September 30 fiscal year end to a December 31 calendar year end basis. These non-GAAP measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. Acorns believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Acorns. Acorns’ management uses forward-looking non-GAAP measures to evaluate Acorns’ projected financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in Acorns’ financial measures. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Acorns’ non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Participation in Solicitation Participation in Solicitation Pioneer and Acorns and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pioneer’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Pioneer’s directors and officers in Pioneer’s filings with the SEC, including Pioneer’s registration statement on Form S-1, which was originally filed with the SEC on January 12, 2021. To the extent that holdings of Pioneer’s securities have changed from the amounts reported in Pioneer’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Pioneer’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Pioneer with the SEC. Investors and security holders of Pioneer and Acorns are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirely when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Pioneer and Acorns through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Pioneer can be obtained free of charge by directing a written request to Pioneer Merger Corp., 660 Madison Avenue, 19th Floor, New York, New York 10065

Speakers

Acorns

Noah Kerner
CEO
noise SAY

Jasmine Lee
COO & CFO
PayPal xoom

Manning Field
CBO & CEO Acorns Securities
J.P.Morgan CHASE
cfpb Consumer Financial Protection Bureau

Pioneer

Jonathan Christodoro
Chairman
PayPal lyft
Icahn Enterprises L.P. Morgan Stanley

Confidential, © 2021 Acorns Grow Incorporated

4

Speakers AcornsPioneer Noah Kerner CEO Jasmine Lee COO & CFO Jonathan Christodoro Chairman Manning Field CBO & CEO Acorns Securities Confidential, © 2021 Acorns Grow Incorporated 4

Grow Your Oak
HOME
For life on Mars!
For my kids!
HOUSE
TO PROVIDE FOR MY FUTURE FAMILY
Ethan
DREAM HOME

5

[LOGO]

Largest subscription service in financial services with 4M everyday American subscribers. Sticky, engaged subscribers at 1.3% churn per month(1) Highly visible brand that our customers love with NPS in the 93rd percentile Category creator with differentiated long-term financial wellness positioning Attractive, recurring subscription model operating with 80%+ gross margin on a scalable infrastructure with significant operating leverage Massive consumer, wallet, and ARPU expansion potential by delivering a complete money management solution to the largest market in the world

Acorns is building a financial wellness system so that individuals and families will responsibly manage and grow their money over the long-term. Acorns has the largest subscription base in consumer financial services and is scaling rapidly with more products and tiers that allow people to grow more money.

Acorns is the Largest Subscription Service in Financial Services

Acorns Plans to Serve 10M subscribers by 2025

12 Quarters
1M
7 Quarters
2M
4 Qs
3M
3 Qs
4M
2015 - Q1
2015 - Q2
2015 - Q3
2015 - Q4
2016 - Q1
2016 - Q2
2016 - Q3
2016 - Q4
2017 - Q1
2017 - Q2
2017 - Q3
2017 - Q4
2018 - Q1
2018 - Q2
2018 - Q3
2018 - Q4
2019 - Q1
2019 - Q2
2019 - Q3
2019 - Q4
2020 - Q1
2020 - Q2
2020 - Q3
2020 - Q4
2021 - Q1

Confidential, © 2021 Acorns Grow Incorporated

8

Acorns Plans to Serve 10M subscribers by 2025 3 Qs 4M 4009828 4 Qs 3M3355386 3488635 3197474 2970395 7 Quarters 2M2416374 2677935 2205228 2004874 1809713 1757147 12 Quarters 1343651 1M 1560970 1064580 944904 845002 713135 575244 460003 383562 309812 202259 213713 230341 155807

Currently Serving 4M Everyday American Subscribers

Age
16%
46%
28%
10%
18-23
24-35
36-50
>50
Gender
56%
43%
1%
Male
Female
Non-binary
Household Income
13%
21%
35%
19%
12%
< $25k
$25k - $50k
$50k - 100k
$100k - $150k
> $150k

State Penetration
1.0%
3.0%

Confidential, © 2021 Acorns Grow Incorporated

9

Median household income is $50,000-$75,000 Average age is 34 years old and diverse 60% are first-time investors 50% are parents Age 16% 46% 28% 10% 18-2324-3536-50>50 Gender 56% 43%1% MaleFemaleNon-binary Household Income 13% 21% 35% 19% 12% < $25k$25k - $50k$50k - 100k $100k - $150k> $150k Confidential, © 2021 Acorns Grow Incorporated Note: Age and location demographics of investment accounts as of 3/31/21. HHI, Gender, first time investor demographics from Acorns Customer Profile Research, September 20209

Sticky Customers, Getting Stickier

All Cohorts, Total Monthly Retention[1]

Monthly
98.7%
100%
95%
90%
85%
80%
2019-01
2019-03
2019-05
2019-07
2019-09
2019-11
2020-01
2020-03
2020-05
2020-07
2020-09
2020-11

Tier Cohorts, 12 Month Retention[2]

73%
82%
85%
$1 Tier
$3 Tier
$5 Tier

Confidential, © 2021 Acorns Grow Incorporated

10

Our model drives strong, predictable retention, while expansion into premium tiers strengthens it All Cohorts, Total Monthly Retention(1) Tier Cohorts, 12 Month Retention(2) 100% Monthly 98.7% 82% 85% 95% 90% 73% 85% 80% $1 Tier$3 Tier$5 Tier Confidential, © 2021 Acorns Grow Incorporated Retention based on net churn, defined as gross churn plus win-backs. 98.7% represents rolling 6 mo. avg. 2019 adjusted to normalize for billing policy changes. (2) Tier customers who made a deposit into all investment accounts available at that tier 10

That Stickiness Sustains

Monthly Retention After 12 Mos.[1]

5-Year Retention
79%
100%
75%
50%
25%
12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60 62 64 66 68 70 72
Months

Confidential, © 2021 Acorns Grow Incorporated

11

After the first 12 months, we retain nearly 80% of subscribers for the next 5 years (1) 100% 5-Year Retention 79% 75% 50% 25% 12141618202224262830323436384042444648505254565860626466687072 Confidential, © 2021 Acorns Grow Incorporated Months Retention is weighted average across all cohorts since 2014 11

This Dynamic Leads to Powerful Revenue Retention

Cohort Revenue Retention[1]

105%
91.25%
77.5%
63.75%
50%
M0
M2
M4
M6
M8
M10
M12
M14
M16
M18
M20
M22
M24
M26
M28
M30
M32
M34
M36
M38
M40
M42
M44
M46
M48
M50
M52
M54
M56
M58
M60
2016
2017
2018
2019
2020

Confidential, © 2021 Acorns Grow Incorporated

12

This Dynamic Leads to Powerful Revenue Retention Cohorts are sticky and revenue retention improves each year as we enhance the product and add premium tiers (1) 105% 91.25% 77.5% 63.75% 50% 20162017201820192020 Confidential, © 2021 Acorns Grow Incorporated (1) Revenue by month from the aggregate of all subscribers within that cohort at that point in time. 12

The Market is Massive. The Market is Left Out.

222M[1] U.S. adults with HHI of <$100k are underserved by the financial services industry and represent over $100B[2] in potential annual revenue to Acorns today

In Need of Help
98.2%
Acorns Subscribers
1.8%

99% of Americans do not get professional financial advice

-15 NPS score for legacy banks

Source: US Census, Market research

Confidential, © 2021 Acorns Grow Incorporated

13

(1) adults with HHI of <$100k are underserved by the financial services industry (2) and represent over $100B in potential annual revenue to Acorns today Source: US Census, Market (1) Number of people 18 ye on average 401K balance fe Confidential, © 2021 Acorns Grow Incorporatedinvestment in 401Ks (Busine Census). Average annual credit Acorns Subscribers 1.8% 70% of millennials keep savings in cash rather than invest it 69% of Americans have less than $1,000 in emergency savings 60% of Americans spend more or about equal to their income 99% of Americans do not get professional financial advice -15 NPS score for legacy banks research ars old and over with no income or less than $100k in income. (US Census 2019). (2) $490/person, represents annual average spend on investing fees based es, average annual bank fees, and credit card interest. 401K balance fees based on the average annual fee of 0.91% multiplied by the median annual ss Insider, CNBC). Average annual bank fees based on the average annual household bank fees, and the average household size of 2.53 people (Statista,13 card interest is calculated using the annual average revolving balance and rate of 16% (Interest.com)

Americans Need the Acorns Financial Wellness System

Growth
Money In
Money Allocated
Money Nurtured

Confidential, © 2021 Acorns Grow Incorporated

14

Growth Simple, automated money manager Easy to add and allocate money Celebrates growth and milestones Money Nurtured Money In Advice and education built-in Clear pricing and value Trust and long-term wellness Money Allocated

Depositing Money into the System is Easy

Acorns
Wellness
System

9:41
Round-Ups
Last 30 days
Amount invested through Round-Ups
$234.12
Waiting To Be Invested
$0.00
$5.00 until $5.00
Round-Ups from your linked cards are automatically invested after you have more than $5 worth.
October 30
Starbucks
$3.60
$1.20
($0.40 x3)
Chipotle
$8.50
$1.50
($0.50 x3)
Joe's Puppy Shop
$23.13
$2.61
($0.87 x3)
One-time
-$5.00
Recurring
-$10.00
View all
$8.33
Real time Round-Ups this month
$0
$15.27
You're $6.94 away from surpassing your previous month's Real time Round-Ups.
Your potential with Real time Round-Ups
Investment: $8.33
Return: $3.26

Money In

- One-Time
- Recurring
- Round-Ups
- Paychecks
- Mobile Checks

Confidential, © 2021 Acorns Grow Incorporated

15

Money In One-Time Recurring Round-Ups Acorns Wellness System Paychecks Mobile Checks

The System Allocates Money into Products

Acorns
Wellness
System

9:41
Good morning,
Montgomery!
Invest for your future $3,032.98
Later starts today $8,034.22
Spend smarter $2,129.11
Early for kids $4,253.02
Earn more money $127.34
$5
$30
5%
1.8%
You invested $583.29 in
the last 30 days
9:41
Smart Deposit
How much do you want to set aside for each account?
$1,098
Monthly
Invest (20%) $220
Later (4.6%) $50
Left to spend
$670
Save

Money Allocated

Confidential, © 2021 Acorns Grow Incorporated

16

Money Allocated Investment Later (Retirement) Early (Kids UGMA) Acorns Wellness System Banking (Spending) Future products Money moves seamlessly between products

The System Nurtures Customers toward Financial Wellness

Acorns
Wellness
System

9:41
Your Potential
Hypothetical Invest projection of $79,490 at age 50
$79,490.99
Recurring
$20/Every week
Round-Ups
On
9:41
Achievements
Nice work, Adairia! Your oak is really starting to grow
Lvl 5
450/1000 XP
Total XP
450
Total Achievements
45

Money Nurtured

Confidential, © 2021 Acorns Grow Incorporated

17

Money Nurtured Celebrating milestones Diversifying investments Showing potential Acorns Wellness System Growing knowledge Earning money Establishing credit Unlocking liquidity Getting insured Building community

The System Responsibly Uses Data to Personalize the Experience

Growth
Money In
Money Allocated
Money Nurtured

Confidential, © 2021 Acorns Grow Incorporated

18

Because Acorns subscribers have connected financial data from nearly every bank in America, we have unique insight into their financial needs and behaviors to personalize the experience Product and investment suitability Growth Advice Allocation (Smarts) Smart spending strategies Offers Active learning Money Nurtured Money In Money Allocated

Proprietary Full-Stack Investment Platform Enables Growth

Being full-stack, **Acorns controls its own destiny**

Financial Wellness System
Broker Dealer
Investment Advisor
Proprietary Investment Platform
Ledger
Fractional Share Engine
Re-balancing Engine
KYC | AML | Fraud
Taxes
Rewards System

Confidential, © 2021 Acorns Grow Incorporated

19

Being full-stack, Acorns controls its own destiny Instead of relying on a fragmented set of third-party service providers, Acorns owns the platform enabling efficient growth Financial Wellness System Broker DealerInvestment Advisor Proprietary Investment Platform Ledger Fractional Share EngineRe-balancing Engine KYC | AML | Fraud Taxes Rewards System

High Customer Satisfaction Levels

Ratings and Reviews[1]

4.8

722K Reviews

Net Promoter Score

Rank
93%
61
32 Industry Average
-15 Legacy Banks

Subscriber Sentiment

STRONGLY AGREE OR AGREE WITH THE FOLLOWING STATEMENTS

Confidential, © 2021 Acorns Grow Incorporated

(1) App Store Only, Acorns Proprietary Customer Study with 5,433 respondents. App Store Rating and Reviews as of 4/10/21

20

(1) 4.8 êêêêê Rank 93% 61 STRONGLY AGREE OR AGREE WITH THE FOLLOWING STATEMENTS 70% 722K Reviews Love!…Thanks to Acorns I started investing the little I could and I can’t tell you the security I feel “I feel that Acorns looks after my financial best interests.” “As a result of using knowing I may actually be able to retire someday!… You’re giving hope to the hopeless; lifting up the weak; making the American dream a possibility again! I am forever grateful!“ 32 Industry Average Acorns, I feel more hopeful about my future.” 65% - Silkwerm, 10/17/2020 -15 Legacy Banks 59% “Using Acorns has increased my financial confidence.” Confidential, © 2021 Acorns Grow Incorporated App Store Only, Acorns Proprietary Customer Study with 5.433 respondents. App Store Rating and Reviews as of 4/10/21 20

Brand and Marketing Cuts Through the Clutter

Brand Advocates

"
I'm proud to be an Acorns investor and work with the country's leading financial wellness system.
Dwayne Johnson, Acorns Investor

acorns
"What I love about Acorns is that they've made it really simple for anyone to save and invest."
Jennifer Lopez

acorns
"I'm fortunate now to have the opportunity to work with Acorns and educate all Americans on how to turn $5 of tip money a day into a million dollars later."
Alex Rodriguez

acorns
It's basically a tip jar for your spending.
Ashton Kutcher, Acorns Investor

Disruptive Launches

GROW YOUR OAK
WRITTEN BY KENNEDY REYNOLDS | ILLUSTRATED BY ADAM GRASON

Acorns Investor
Manning
Investor since: 12/14

All-digital banking
VISA

Unique Partnerships

grow
CNBC

Confidential, © 2021 Acorns Grow Incorporated

21

Brand AdvocatesDisruptive LaunchesUnique Partnerships

Pioneering Subscription Business Model Creates Durability

Personal line
Family line
$1
$3
$10
$5
$15
+ Products
+ Benefits
+ Add-ons
+ Smarts

Confidential, © 2021 Acorns Grow Incorporated

22

Each subscription tier delivers increased customer value via more products, benefits, add-ons, and smarts Personal lineFamily line $1$3$10$5$15 + Products+ Benefits + Add-ons + Smarts

Subscription Models Have Proven Out in Other Categories

Largest Subscriber Bases in the US and EV (1)
4M
$1.5B
1.1M
$2.5B
7.5M
$8B
15M
$11B
1.7M
$30B
37M
$54B
BARK BOX
The New York Times
Dropbox
PELOTON
Spotify

(1) All companies except Bark Box and Acorns are market capitalization as of 4/23/21 market close. Bark Box based on STIC SPAC announcement on 2/9/21. Spotify subscribers are Domestic only and applying 24% of MAUs in the United States based on 2/5/21 20-F filing to the SEC. Actuals may be higher in this region but management does not break them out.

Confidential, © 2021 Acorns Grow Incorporated

23

Acorns already is one of the larger subscription businesses in the US and growing subscribers at a 32% CAGR Largest Subscriber Bases in the US and EV (1) 37M $54B 15M $30B $11B 7.5M $8B 4M $1.5B 1.1M $2.5B 1.7M

Engagement Improves as We Add Premium Tiers

- Premium tier subscribers are more active and engaged

Daily Average Users

$5 Tier DAU
2X
11%
15%
21%
$1 Tier
$3 Tier
$5 Tier

Balance Growth - First 6 months

$5 Tier Balance
3.6X
$1 Tier
$3 Tier
$5 Tier

Note: DAU = Daily users/total subscribers for each tier, expressed as a percentage and averaged over the period from 1/1/20 to 2/28/21.

Confidential, © 2021 Acorns Grow Incorporated

24

Premium tier subscribers are more active and engaged Daily Average UsersBalance Growth - First 6 months $5 Tier DAU 2X 21% $5 Tier Balance 3.6X 15% 11% $1 Tier$3 Tier$5 Tier Confidential, © 2021 Acorns Grow Incorporated $1 Tier$3 Tier$5 Tier Note: DAU = Daily users/total subscribers for each tier, expressed as a

ARPU is Growing as Subscribers Select Premium Tiers

Current Customer Mix[1]

8%
33%
59%
$1 Tier
$3 Tier
$5 Tier

New Customer/Run Rate Mix

14%
25%
61%
$1 Tier
$3 Tier
$5 Tier

Confidential, © 2021 Acorns Grow Incorporated

(1) As of 3/31/21

25

In under three years, 41% of all subscribers are at a premium tier As of July 2020, 75% of new customers now start at premium tiers (1) Current Customer MixNew Customer/Run Rate Mix 8%14% 25% 33% 59% 61% $1 Tier$3 Tier$5 Tier$1 Tier$3 Tier$5 Tier

Acorns Customers Have Little Overlap with Other Fintech Services

Fintech and Incumbent Brand Overlap[1]

<1%
<1%
<1%
3%
3%
8%
21%
chime
MoneyLion
GreenLight
affirm
STASH
Robinhood
CHASE

(1) Brand overlap drawn from Acorns' proprietary data 10/2020-3/2021 about the other financial accounts linked to Acorns..

Confidential, © 2021 Acorns Grow Incorporated

26

(1) Fintech and Incumbent Brand Overlap 21% 8% <1% <1% <1%3%3% 1%

Significant ARPU Upside Exists From Current and Future Product Plan

Illustrative Annual ARPU Bridge Assuming Modest Penetration Rates(1)

Premium Tier Expansion and Add-ons
$30
$24
$18
$6
$4
$10
$5
$3
$28
$12
$138
2021E ARPU
Total Personal Money Management ($10 tier)
Total Family Money Management ($15 tier)
Portfolio Customization
ESG Portfolio
Debit Card Spend
Harvest
Earning
Responsible Lending
Debt Optimization
Potential ARPU

(1) Total Personal Money Management: $120/year with 20% penetration, Total Family Money Management: $180/year with 10% penetration, Portfolio Customization: $24/year with 25% penetration, ESG Portfolio: $12/year with 30% penetration, Debit Card Spend: $10/year of interchange fees, Harvest: $30/year with 20% penetration, Earn: $6/year, Short & Medium Term Loans: $7,500 avg. loan value with 5% net yield with 7.5% penetration, Debt Optimization: $120/year with 10% penetration; All Acorns Management estimates. Debit Card, Harvest, and Earning are incremental to the base business which will explain the different between the penetration assumptions.

Confidential, © 2021 Acorns Grow Incorporated

27

(1) Illustrative Annual ARPU Bridge Assuming Modest Penetration Rates $12 $138 $28 Premium Tier Expansion and Add-ons $6 $5$3 $10 $4 $18 $24 $30 Confidential, © 2021 Acorns Grow Incorporated (1) Total Personal Money Management: $120/year with 20% penetration, Total Family Money Management: $180/year with 10% penetration, Portfolio Customization: $24/ year with 25% penetration, ESG Portfolio: $12/year with 30% penetration, Debit Card Spend: $10/year of interchange fees, Harvest: $30/year with 20% penetration, Earn: $6/ year, Short & Medium Term Loans: $7,500 avg. loan value with 5% net yield with 7.5% penetration, Debt Optimization: $120/year with 10% penetration; All Acorns

Near Term Roadmap - Products to Drive Growth

ESG Portfolios

9:41
Environmental
How a company responds to the natural environment. Examples include how they prioritize climate change, energy emissions, and resource depletion.
ESG funds reduce carbon footprints by an average of 36% compared to the broad market!

Innovation Portfolio

9:41
Portfolio theme
Choose a portfolio theme
Core Portfolios
Invest in your future with diversified, expert-designed portfolios.
Sustainable Portfolios
Diversified, expert-designed ESG portfolios.
Learn more
Innovation Portfolios
Our ultra aggressive portfolios from the future.
Learn more
Next

Custom Portfolios

9:41
Customize your portfolio
Drag & drop here
Diversification
High
90
Custom stocks
10%
2.24%
3.11%
0.76%
2.42%
Next

Smarter Banking

9:41
Smart Deposit
How much do you want to set aside for each account?
$1,098
Monthly
Invest (20%)
$220
Later (4.6%)
$50
Left to spend
$670
Save

Confidential, © 2021 Acorns Grow Incorporated

28

ESG Portfolios Innovation Portfolio Custom Portfolios Smarter Banking Confidential, © 2021 Acorns Grow Incorporated 28

Strategic M&A to Drive Growth

M&A Track Record

harvest by acorns (Jan 2021)
- AI-powered bank fee reduction negotiation

Types of Deals We Will Pursue

1. Accelerate the rollout of our Premium Tiers
2. Add products and benefits that grow ARPU
3. Expand our geographic footprint

Confidential, © 2021 Acorns Grow Incorporated

29

M&A Track RecordTypes of Deals We Will Pursue (Nov 2017) (Jan 2021) (Feb 2021) Powered and accelerated the launch of our first premium tier product, Acorns Later AI-powered bank fee reduction negotiation Student loan debt repayment and planning platform Applying expertise and IP to our roadmap Accelerate the rollout of our Premium Tiers Add products and benefits that grow ARPU Expand our geographic footprint Confidential, © 2021 Acorns Grow Incorporated

Becoming a public company will unlock our growth potential Existing Subscriber Base Tier Upgrades New Tiers New Products New Tier Value Strategic M&A Global Growth Confidential, © 2021 Acorns Grow Incorporated

Noah Kerner / CEO 4x Entrepreneur; Founder of Noise (top millennial product/marketing agency) and Say (investor rights).; Author of Chasing Cool; DJ for JLO. Jasmine Lee / COO & CFO CFO & COO PayPal Consumer Business; CFO Xoom Manning Field / Chief Business Officer Head of Product & Loyalty at Chase; invented Chase Sapphire Ashley Good / Chief Legal Officer CLO at Arbonne; Latham & Watkins, JD , Duke, BA & MA, Stanford Hugh Tamassia / CTO Chief Architect at JPMorgan Chase, CTO Chase Card Services James Moorhead / CMO CMO Upstart; CMO & COO MetroMile; CMO Dish Network, P&G brand leader, BA, Williams College Kennedy Reynolds / CBO VP Edelman (Starbucks, Virgin, NFL, WeWork, Four Seasons); BA, Harvard, MS, U. of London Patricia Gonzales / Head of HR Experian, eTrade, CBRE; BA, Berkeley Hasrat Godil / VP of Engineering Led Engineer for Uber Pool & Elevate; engineering leader at Microsoft Kevin Hooks Chief Community Officer CEO LV Urban League; EVP, Weber Shandwick Jessica Schaefer / CCO CEO PR firm Bevel; Point72; Moodys Katie Makstenieks Chief Compliance Officer CCO at Deloitte, Director, FINRA; MBA, MIT Imad Banna / CISO CISO Corelogic; Hyundai Pete Johnson / CDO VP Advanced Analytics, AT&T; US Army; AI at MIT Jenn Barrett / Chief Education Officer Writer/Editor at CNBC/WSJ/Newsweek, GM, Hearst, Author of “Think Like a Breadwinner” Confidential, © 2020 Acorns Grow Incorporated

Financial Overview

High-quality recurring revenue, based on transparent subscription model Highly effective marketing machine, targeting a goal of 10M customers by 2025 Strong unit economics with improving LTV:CAC Powerful full-stack investment platform driving best-in-class gross margins Efficient R&D team that focuses on product innovations and development Scalable G&A structure and team to enable business and product expansion Targeting ustainable growth with long-term margin expansion potential Confidential, © 2021 Acorns Grow Incorporated 33

Revenue Breakdown Subscription Revenue 21% CY2021 79% Monthly subscription fee based on the subscriber’s tier choice. High quality recurring revenue with an average lifetime of 6+ years, with nearly 99% monthly total subscriber retention Non-Subscription Revenue Transactional revenue from debit card interchange fees, brand partnerships and bank fee negotiations. All our products are designed to help our subscribers grow their money Confidential, © 2021 Acorns Grow Incorporated 34

Consistent Subscriber and ARPU Growth Drive Revenue

Subscribers

'19A-23E CAGR
32%
2.7M
3.5M
4.6M
6.2M
8.1M
CY19A
CY20A
CY21E
CY22E
CY23E

Annual ARPU

'19A-23E CAGR
21%
$20
$22
$30
$37
$42
CY19A
CY20A
CY21E
CY22E
CY23E

Revenue

'19A-23E CAGR
63%
$44M
$71M
$112M
$126M
$207M
$309M
CY19A
CY20A
3/21A ARR
CY21E
CY22E
CY23E

	CY19A	CY20A	3/21A ARR	CY21E	CY22E	CY23E
ARR(1)	$56M	$90M	$112M(2)	$159M	$245M	$358M

Confidential, © 2021 Acorns Grow Incorporated

35

SubscribersAnnual ARPU Revenue ’19A-23E CAGR 32% ’19A-23E CAGR 21% ’19A-23E CAGR 63% $309M 8.1M $42 6.2M $37 $207M $30 2.7M 3.5M 4.6M $20 $22 $71M $112M $126M $44M CY19ACY20ACY21ECY22ECY23E CY19ACY20ACY21ECY22ECY23E CY19ACY20A 3/21A ARRCY21ECY22ECY23E ARR(1) (2) Confidential, © 2021 Acorns Grow Incorporated (1) ARR is calculated by taking Dec revenue for each year multiplied by 12 E=Acorns Management Estimates (2) March ’21 revenue multiplied by 12. 2019 and 2020 information is preliminary and subject to change. 35

High Margins With Attractive LTV:CAC

Gross Margin

71%
78%
84%
86%
86%
CY19A
CY20A
CY21E
CY22E
CY23E

New Subscriber LTV:CAC[1]

LTV
CAC
$54
$58
$134
$146
$171
$188
$20
$16
$30
$43
$47
$51
CY19A
CY H1'20A
CY H2'20A
CY21E
CY22E
CY23E

	CY19A	CY H1'20A	CY H2'20A	CY21E	CY22E	CY23E
LTV:CAC	2.7x	3.7x	4.5x	3.4x	3.6x	3.6x

Long-Term Model Target

Revenue Growth	~20%+
Non-GAAP Metric	% Revenue
Gross Profit	**~80%+**
S&M	40%
R&D	10%
G&A	10%
EBITDA	**~20%+**

Confidential, © 2021 Acorns Grow Incorporated

36

High Margins With Attractive LTV:CAC Gross Margin New Subscriber LTV:CAC(1)Long-Term Model Target $134 $58 71% 78% 84% 86% 86% $146 $171 $188 Revenue Growth~20%+ Non-GAAP Metric% Revenue Gross Profit~80%+ S&M40% $54 $20 $16 $30 $43 $47 R&D10% $51 G&A10% CY19ACY20ACY21ECY22ECY23E LTV:CAC CY19A CY H1'20A CY H2'20ACY21ECY22ECY23E 2.7x3.7x4.5x3.4x3.6x3.6x EBITDA~20%+ Confidential, © 2021 Acorns Grow Incorporated LTV and CAC are weighted average for new subscribers. LTV is calculated by using a discounted cash flow analysis using a 10% discount rate over the customer’s avg. lifetime. 36 E=Acorns Management Estimates

Business Highlights Largest subscription service in financial services with 4M everyday American subscribers. Sticky, engaged subscribers at 1.3% churn per month(1) Highly visible brand that our customers love with NPS in the 93rd percentile Category creator with differentiated long-term financial wellness positioning Attractive, recurring subscription model operating on a scalable infrastructure with significant operating leverage Massive consumer, wallet, and ARPU expansion potential by delivering a complete money management solution to the largest market in the world Confidential, © 2021 Acorns Grow Incorporated Based on 6 mo. average 37

Confidential, © 2021 Acorns Grow Incorporated 38 From tiny acorns mighty oaks do grow Confidential, © 2021 Acorns Grow Incorporated

Summary Financial Information

($ in M)	2019A	2020A	2021E	2022E	2023E
	Calendar Year Ended December 31				
Total Subscribers (M)	2.7	3.5	4.6	6.2	8.1
Total Revenue	$44	$71	$126	$207	$309
% Growth	*54%*	*61%*	*77%*	*65%*	*49%*
Total ARPU	*$19.64*	*$22.30*	*$29.91*	*$37.03*	*$41.69*
Cost of Revenue	($13)	($16)	($20)	($28)	($44)
Gross Profit	$31	$55	$106	$179	$265
% Margin	*71%*	*78%*	*84%*	*86%*	*86%*
Total Operating Expenses	($141)	($120)	($190)	($261)	($300)
% of Revenue	*(317%)*	*(169%)*	*(151%)*	*(126%)*	*(97%)*
Operating Income	($109)	($65)	($85)	($82)	($35)
% of Revenue	*(247%)*	*(91%)*	*(67%)*	*(40%)*	*(11%)*
Adjusted EBITDA[1]	($76)	($38)	($68)	($71)	($31)
% Margin	*(172%)*	*(53%)*	*(54%)*	*(34%)*	*(10%)*
Operating Cash Flow	($65)	($35)	($70)	($74)	($33)
Cash & Cash Equivalents[2]	$54	$41	$471	$396	$361

Long-Term Model Targets

Revenue Growth	~20%+
Non-GAAP Metric	% Revenue
Gross Profit	**~80%+**
S&M	40%
R&D	10%
G&A	10%
EBITDA	**~20%+**

Confidential, © 2021 Acorns Grow Incorporated

39

Summary Financial Information Calendar Year Ended December 31 ($ in M) 2019A 2020A 2021E 2022E 2023E 39 Confidential, © 2021 Acorns Grow Incorporated Adjusted EBITDA equals operating income plus D&A, stock-based compensation, and PIK Brand & Product Development. (2) Cash and cash equivalents assumes $500M net proceeds from transaction with Pioneer Merger Corp. E=Acorns Management Estimates 39

Fiscal Year to Calendar Year Reconciliations[1]

($ in M)	Fiscal Year Ended September 30 2019A	Fiscal Year Ended September 30 2020A	Calendar Quarter Ending 12/31/18	Calendar Quarter Ending 12/31/19	Calendar Quarter Ending 12/31/20
Total Revenue	**$40**	**$63**	**$9**	**$14**	**$22**
Cost of Revenue	($13)	($16)	($2)	($4)	($4)
Gross Profit	**$28**	**$47**	**$7**	**$10**	**$18**
% Margin	*71%*	*75%*	*76%*	*72%*	*82%*
Operating Expenses	($124)	($126)	($20)	($36)	($30)
% of Revenue	*(314%)*	*(200%)*	*(226%)*	*(268%)*	*(140%)*
Operating Income	**($96)**	**($79)**	**($13)**	**($27)**	**($13)**
% of Revenue	*(243%)*	*(125%)*	*(150%)*	*(197%)*	*(58%)*
Adjusted EBITDA	**($74)**	**($44)**	**($13)**	**($15)**	**($9)**
% Margin	*(188%)*	*(69%)*	*(146%)*	*(109%)*	*(40%)*
Operating Cash Flow	**($73)**	**($45)**	**($23)**	**($16)**	**($7)**

Confidential, © 2021 Acorns Grow Incorporated

(1) The historical information presented is preliminary and subject to adjustment. Acorns is in the process of completing an audit uplift for 2019 & 2020

40

Fiscal Year Ended September 30Calendar Quarter Ending Confidential, © 2021 Acorns Grow Incorporated The historical information presented is preliminary and subject to adjustment. Acorns is in the process of completing

Acorns is Priced Attractively

EV/CY 2020A Subscribers[1]

$459
$10,478
$8,777
$1,623

EV/CY 2022E Revenue Multiples[1]

7.7x
(2)
16.9x
14.4x
11.7x
10.6x
10.1x
9.0x
2022 Core Peer Average (11.1x)

EV / 22E Revenue/ 22E Growth	0.1x	0.6x	0.5x	0.3x	0.5x	0.2x	0.1x
20A -22E Revenue CAGR	71%	35%	45%	55%	35%	55%	84%

(1) Comparable company analysis based on latest financial information as of Dec 2020. (2) Based on Acorns management estimates. Source: Acorns materials, filings and presentations; FactSet as of May 21, 2021

Confidential, © 2021 Acorns Grow Incorporated
41

EV/CY 2020A Subscribers(1) EV/CY 2022E Revenue Multiples(1) $10,478 $8,777 $1,623 $459 14.4x 11.7x 10.6x 2022 Core Peer Average (11.1x) 10.1x 7.7x 9.0x EV / 22E Revenue/ (2) 0.1x0.6x0.5x0.3x0.5x0.2x0.1x 22E Growth 20A -22E Revenue 71%35%45%55%35%55%84% CAGR Confidential, © 2021 Acorns Grow Incorporated (1) Comparable company analysis based on latest financial information as of Dec 2020. (2) Based on Acorns

Jonathan Christodoro Chairman Ryan Khoury CEO Rick Gerson Co-President CIO and Founder of Patriot Global Management Co-Founder and Partner of Falcon Edge Capital Founder, Chairman and CIO of Falcon Edge Capital 25+ years of board level experience supporting management •Eton Park Western Europe and EEMEA (London) teams and driving shareholder value MS from Stanford; Goldman Sachs and JP Morgan Blue Ridge Capital (John Griffin Tiger Cub), Founding Member and Managing Director 14 public company board roles that have included eBay, PayPal, Lyft, Xerox, Cheniere, Hologic and Herbalife Icahn Capital, Managing Director; Morgan Stanley Investment Banking, United States Marine Corps MPH from Harvard; MBA from Wharton with Distinction; BS in Applied Economics from Cornell with Honors in Research Investment Banking, Financial Institutions Group First Class Honors in Economics from London School of Economics BS from McIntire School of Commerce, University of Virginia

Mitch Caplan Director Todd Davis Director Oscar Salazar Co-President & Director President of Tarsadia Investments, a multi-billion-dollar family office Former CEO at Jefferson National (acquired by Nationwide) Former CEO at E*Trade Former CEO of Telebanc, acquired by E*Trade for $1.8 billion Co-Founder, CEO, and Chairman of LifeLock, acquired by Symantec for $2.3 billion Currently sits on multiple other private and philanthropic boards Early architect and founding Chief Technology Officer of Uber Founder of Citivox, Pager and RIDE

Transaction Overview Pro Forma Valuation(1) ($ in millions) Shares (M)Value @ $10.00 Per Share (1) ($ in millions) Sources Pre-Money Equity Valuation150.0$1,500 (+) Pioneer Cash in Trust40.3 403 Pioneer Cash in Trust$403 Total Cash from PIPE165 2021 Convertible Notes(6)55 Sponsor Promote (Retained)91 Sponsor Promote (Contributed)10 Existing Acorns Shareholders(7)1,428 (+) Total Cash from PIPE 16.5 165 (+) Conversion of 2021 Notes 5.5 55 (+) Sponsor Promote (Retained) 9.1 91 (+) Sponsor Promote (Contributed)(2) 1.0 10 (-) Secondary Sale (7.3) (73) Pro Forma Equity Valuation215.1$2,151 (+) Pro Forma Corporate Debt and--Preferred Equity (-) Pro Forma Cash(3)(4)(548) Pro Forma Enterprise Value$1,603 Implied Multiples EV / 2021E Revenue(5) ($126M)12.7x EV / 2022E Revenue(5) ($207M)7.7x Uses Cash to Balance Sheet(4)(7)$465 Existing Acorns Shareholders1,428 Conversion of 2021 Notes55 Secondary Sale73 Sponsor Promote (Contributed) 10 Estimated Transaction Fees 30 Total Uses $2,151 Confidential, © 2021 Acorns Grow Incorporated All numbers assume no redemptions by public shareholders of Pioneer and no shareholders exercise liquidity option. (2) Contributed Sponsor Promote refers to warrants. (3) Based on cash balance of $83M as of 3/31/21. (4) Amount between $400mm and $500mm to be determined by the company in consultation with the sponsor. (5) Management projections. (6)

Non-GAAP Reconciliations[1]

($ in M)	2019A	2020A	2021E	2022E	2023E
	Calendar Year Ended December 31				
GAAP Operating Income	**($109)**	**($65)**	**($85)**	**($82)**	**($35)**
Add: Depreciation & Amortization	$2	$1	$1	$1	$1
Add: PIK Brand & Product Development	$29	$24	$13	$7	$0
EBITDA	**($79)**	**($40)**	**($71)**	**($74)**	**($34)**
Add: Stock-Based Compensation	$2	$2	$3	$3	$3
Adjusted EBITDA	**($76)**	**($38)**	**($68)**	**($71)**	**($31)**

Confidential, © 2021 Acorns Grow Incorporated

(1) The historical information presented is preliminary and subject to adjustment. We are in the process of completing the audit uplift for 2019 & 2020 E=Acorns Management Estimates

45

Non-GAAP Reconciliations(1) EBITDA($79) ($40)($71) ($74)($34) Confidential, © 2021 Acorns Grow Incorporated The historical information presented is preliminary and subject to adjustment. We are in the process of completing

We have a history of losses and may not achieve profitability in the future. We may experience fluctuations in our quarterly operating results. Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States. Providing investment education tools could subject us to additional risks if such tools are construed to be investment advice or recommendations. Our results of operations and future prospects depend on our ability to retain existing, and attract new, subscribers. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed. If we fail to acquire and retain new subscribers and customers, or fail to do so in a cost-effective manner, we may be unable to increase net sales, improve margins and achieve profitability. We rely significantly on revenue from subscribers purchasing our subscription-based products, and we may not be successful in maintain the appeal of or expanding those offerings. We may be unable increase our subscribers spending with us by joining at or upgrading to higher subscription tiers, which could harm our business, financial condition, or operating results. Our estimates of the size of our addressable market may prove to be inaccurate. Although we maintain insurance coverage that we believe is adequate for our business, we may not be able to get adequate insurance to cover all known risks and our insurance policies may not be sufficient to cover all claims. Our inability to obtain and maintain appropriate insurance coverage could cause a substantial business disruption, adverse reputational impact and regulatory scrutiny. Our failure to manage our customer funds properly could harm our business. We have in the past consummated and, from time to time we may evaluate and potentially consummate, acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results. Our business may be adversely affected by economic conditions, natural disasters, political events, health crisis such as the global COVID-19 outbreak, war and terrorism and other macroeconomic events, and other factors that we cannot control.

We are dependent upon our customers’, counterparties’ and third party vendors’ continued and unimpeded access to the internet including the wireless network for our mobile apps, and upon their willingness to continue to use mobile device apps or the internet for commerce. If the information provided to us by customers is incorrect or fraudulent, we may misjudge a customer's qualifications to receive our products and services, and our results of operations may be harmed and could subject us to regulatory scrutiny or penalties. We may be unsuccessful in managing the effects of changes in cost of capital on our business. We have experienced rapid growth in recent years, including through the addition of new lines of business, which may place significant demands on our operational, risk management, sales and marketing, technology, compliance, and finance and accounting resources. The amount and mix of our AUM are subject to significant fluctuations, which may adversely affect our fee levels and results of operations. Our historical growth rates may not be indicative of our future growth. In particular, we experienced significant growth during the 2020 financial year and the early part of the 2021 financial year, and during the COVID-19 virus outbreak generally, and our financial results may not be indicative of results for future periods. The future development and growth of consumer trading is subject to a variety of factors that are difficult to predict and evaluate. If consumer trading does not grow as we expect, our business, operating results, and financial condition could be adversely affected. Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed. Our business depends on our strong and trusted brand, and failure to maintain and protect our brand, or any damage to our reputation, or the reputation of our partners, could adversely affect our business, financial condition or results of operations. Many of our investment advisory customers are first-time investors and our revenues could be reduced if these customers stop investing altogether or stop using our platform for their investing activities. We may not be able to execute on the idea of the gifting shares to our customers by way of the Acorns Trust as set forth in this presentation at the time of the business combination with Pioneer Merger Corp., or at all, because it requires us to enter into third party relationships and meet legal and regulatory requirements that may not be completed by such time.

Risks Related to the Third Parties We rely on third-party service providers for payment processing, open-API financial services solutions, data collection and other functions that are important to our operations. The loss of those service providers could materially and adversely affect our business, results of operations, and financial condition. Additionally, if a third-party service provider fails to comply with legal or regulatory requirements or otherwise to perform these functions properly, our business may be adversely affected. The success of our business depends in part on our ability to work with a bank partner, currently Lincoln Savings Bank, to provide deposit and debit card services facilitated through our platform and the loss of this bank partner could materially and adversely affect our business, results of operations, financial condition, and future prospects. The success of our business depends in part on our ability to work with RBC Capital Markets, LLC, a third-party broker-dealer partner, to provide services facilitated through our platform and the loss of this partner could materially and adversely affect our business, results of operations, financial condition, and future prospects. Because we rely on third parties to provide services, we could be adversely impacted if they fail to fulfill their obligations or if our arrangements with them are terminated and suitable replacements cannot be found on commercially reasonable terms or at all. We depend on major mobile operating systems and third-party platforms for the distribution of certain products. If Google Play, the Apple App Store, or other platforms prevent customers from downloading our apps, our ability to grow may be adversely affected. Strategic and New Product Risks Our success depends on our ability to develop products and services to address the rapidly evolving markets that we serve, and if we are not able to implement successful enhancements and new features for our products and services, we could lose customers or have trouble attracting new customers, and our ability to grow may be limited. Demand for our products may decline if we do not continue to innovate or respond to evolving technological or other changes. Real or perceived inaccuracies in our key operating metrics may harm our reputation and negatively affect our business. If we fail to promote, protect, and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

Our business is subject to an extensive, complex, overlapping and constantly changing regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, operating results and financial condition. Our business is subject to complex and evolving regulations and oversight, in relation to privacy and data protection. Failure to comply with applicable data protection laws and regulations could subject us to fines and reputational harm. Regulations relating to privacy, information security, and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities. We are required to comply with consumer protection laws. Non-compliance could result in us being subject to regulatory sanctions, receiving customer complaints and claims for losses, and not being able to enforce contracts against our customers. We have in the past, and continue to be, subject to inquiries, subpoenas, exams, pending investigations, or enforcement matters by state and federal regulators, the outcome of which is uncertain and could cause reputational and financial harm to our business and results of operations. Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses. Changes in consumer finance and other applicable laws and regulations, as well as changes in government enforcement policies and priorities, may negatively impact the management of our business, results of operations, ability to offer certain products or the terms and conditions upon which they are offered, and ability to compete. Our business is subject to the regulatory framework applicable to investment advisers and broker-dealers, including regulation by the SEC and FINRA. Failure to comply with anti-money laundering, economic and trade sanctions regulations, and similar laws could subject us to penalties and other adverse consequences. Unauthorized disclosure, use, modification or misappropriation of our data, which includes sensitive customer data, may subject us to significant liability and reputational harm as well as reduced revenues and increased costs.

Some aspects of our business processes include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business. We will be adversely affected if we or any of our subsidiaries is determined to have been subject to registration as an investment company under the Investment Company Act. Regulators could allege that we have not discharged our regulatory duties properly if our customers or other third parties complain that they suffered substantial losses. We may be unable to sufficiently obtain, maintain, protect, or enforce our intellectual property and other proprietary rights. Changes in tax law and differences in interpretation of tax laws and regulations may adversely impact our financial statements. Our ability to use our deferred tax assets to offset future taxable income may be subject to certain limitations that could subject our business to higher tax liabilities. Personnel and Business Continuity Risks We rely on our management team and will require additional key personnel to grow our business, and the loss of key management members or key employees, or an inability to hire key personnel, could harm our business. Due to our remote workforce, we may face increased business continuity and cyber risks that could significantly harm our business and operations. Employee misconduct, which can be difficult to detect and deter, could harm our reputation and subject us to significant legal liability. We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.

Risk Management and Financial Reporting Risks As a private company, we have not endeavored to establish and maintain public-company-quality internal control over financial reporting. If we fail to establish and maintain proper and effective internal control over financial reporting, as a public company, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline. Our risk management processes and procedures may not be effective. Our projections are subject to significant risks, assumptions, estimates and uncertainties. These estimates and assumptions are subject to various factors beyond our control. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations. Information Technology and Data Risks We depend on third parties for a wide array of services, systems and information technology applications, and a breach or violation of law by one of these third parties could disrupt our business or provide our competitors with an opportunity to enhance their position at our expense. Cyberattacks and other security breaches could have an adverse effect on our business, harm our reputation and expose us to liability. The collection, processing, use, storage, sharing and transmission of personal data could give rise to liabilities as a result of federal, state and international laws and regulations, as well as our failure to adhere to the privacy and data security practices that we articulate to our customers. Our ability to collect payments on our financial products and services and maintain accurate accounts may be adversely affected by computer malware, social engineering, phishing, physical or electronic break-ins, technical errors and similar disruptions. Our products and services may not function as intended due to errors in our or our third-party providers’ software, hardware, and systems, product defects, or due to security breaches or human error in administering these systems, which could materially and adversely affect our business. Systems failures or disruptions, including events beyond our control, and resulting interruptions in the availability of our websites, applications, products, or services could harm our business

Risks Relating to Owning Our Stock A market for our common shares may not develop or be sustained, which would adversely affect the liquidity and price of our common shares. If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price and liquidity of our common shares could decline. Sales of a substantial number of our common shares in the public market by our existing shareholders could cause our share price to decline. After the dosing of the business combination, a significant number of our common shares are subject to issuance upon exercise of outstanding warrants and options, which may result in dilution to our shareholders. If the benefits of the business combination do not meet the expectations of investors or securities analysts, the market price of the securities of Pioneer may decline, either before or after the closing of the business combination. An active trading market for Pioneer’s Class A ordinary shares may not be available on a consistent basis to provide stockholders with adequate liquidity. The stock price may be extremely volatile, and stockholders could lose a significant part of their investment. Pioneer Class A ordinary shares may fail to meet the continued listing standards of the Nasdaq Capital Market (“Nasdaq”), and additional shares may not be approved for listing on Nasdaq. Because Acorns has no current plans to pay cash dividends for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you paid for them. Risks Related to the Business Combination Pioneer Merger Corp. (“Pioneer”) may not have sufficient funds to consummate the business combination. We have not yet entered into a definitive agreement for a business combination and, when we do, the completion of the business combination will be subject to the satisfaction of certain closing conditions, including a minimum cash condition and the approval of the business combination by us and Pioneer shareholders. Pioneer and we will incur significant transition costs in connection with the business combination.

Risks Related to the Business Combination Subsequent to the completion of the business combination, the combined company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the combined company’s common share price, which could cause you to lose some or all of your investment. The business combination may be completed even though material adverse effects may result from the announcement of the business combination, industry-wide changes and other causes. Delays in completing the business combination may substantially reduce the expected benefits of the business combination. We may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the business combination from being completed. Directors of Pioneer have potential conflicts of interest in recommending that Pioneer’s shareholders vote in favor of the adoption of the merger agreement and the business combination, and approval of the other proposals to be described in the proxy statement/prospectus. Pioneer may, in accordance with their terms, redeem unexpired Pioneer warrants prior to their exercise at a time that is disadvantageous to holders of Pioneer warrants. Pioneer’s founders, directors, officers, advisors and their affiliates may elect to purchase Pioneer Class A ordinary shares or Pioneer warrants from public shareholders, which may influence the vote on the business combination and reduce the public “float” of Pioneer’s Class A ordinary shares. Pioneer’s sponsor has agreed to vote in favor of the business combination, regardless of how Pioneer’s public shareholders vote. As a result, approximately 20.0% of Pioneer’s voting securities outstanding, representing the Pioneer voting securities held by Pioneer’s sponsor, will be contractually obligated to vote in favor of the business combination. Even if Pioneer consummates the business combination, there can be no assurance that Pioneer’s public warrants will be in the money during their exercise period, and they may expire worthless. The ability of Pioneer’s shareholders to exercise redemption rights with respect to a large number of outstanding Pioneer Class A ordinary shares could increase the probability that the business combination would not occur.

The Pioneer board has not obtained and will not obtain a third-party valuation or financial opinion in determining whether to proceed with the business combination. Current Pioneer shareholders will own a smaller proportion of the post-closing company than they currently own of Pioneer ordinary shares. In addition, following the closing of the business combination, Pioneer may issue additional shares or other equity securities without the approval of its shareholders, which would further dilute their ownership interests and may depress the market price of its shares. Our risk management processes and procedures may not be effective. Our projections are subject to significant risks, assumptions, estimates and uncertainties. These estimates and assumptions are subject to various factors beyond our control. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations. Risks Related to Being a Public Company The financial information included in this presentation has been taken from or prepared based on our historical financial statements. Our historical financial statements have been audited by Deliotte & Touche and Moss Adams in accordance with generally accepted auditing standards in Israel and prepared in conformity with International Financial Reporting Standards. Our historical financial statements have not been audited in accordance with the Public Company Oversight Board (“PCAOB”) standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended. We cannot assure you that, had the historical financial information included in this presentation been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, and such differences could be material. An audit of our financial statements in accordance with PCAOB standards is currently in process and will be included in the proxy statement/prospectus with respect to the business combination. Accordingly, there may be material differences between the presentation of our historical financial statements included in this presentation and in the proxy statement/prospectus, including with respect to, among others, the method of accounting for assets held by our customers on our platforms, the method of accounting for revenue attributable to trading in asset classes and jurisdictions where we are not registered as a broker-dealer, off balance sheet items, timing of revenue recognition and asset classification.

Our management team has limited experience managing a public company. We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. We will be an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors. Certain factors may have a material adverse effect on our business, financial condition and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of these risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the trading price of our common shares following the business combination could decline, and you could lose part or all of your investment.

Confidential, © 2021 Acorns Grow Incorporated 56 From tiny acorns mighty oaks do grow Confidential, © 2021 Acorns Grow Incorporated